Form 20-F
period 2002-12-31
CUSAC GOLD MINES LTD
filed 2003-06-30
CIK 768374

UNITED STATES

SECURITIES & EXCHANGE COMMMISSION

Washington, DC 20549

FORM 20-F

____

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR

____

TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission File Number 0-13548

CUSAC GOLD MINES LTD.

(Exact Name of Company as Specified in its Charter)

CUSAC GOLD MINES LTD.

(Translation of Company’s Name into English)

Province of British Columbia, Canada

(Jurisdiction of Incorporation or Organization)

911 – 470 Granville Street, Vancouver, British Columbia, Canada V6C 1V5

Telephone: (604) 682-2421

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act

None

(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act

Commons Shares, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None

(Title of Class)

Indicate the number of outstanding shares of each of the Company’s classes of capital or Common Stock as of the close of the period covered by this registration statement 32,630,356 common shares.

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES   X     NO_____

Indicate by check mark which financial statement Item the Company has elected to follow

Item 17    X      Item 18_____

#

TABLE OF CONTENTS

Part I

Item 1: Directors, Senior Management and Advisors

Item 2: Offer Statistics and Expected Timetable

Item 3: Key Information

Selected Financial Data for Five Years Ended December 31st 2002

Currency and Exchange Rates

Differences between Canadian and United States Generally Accepted Accounting Principles

Capitalization and Indebtedness

Reasons for the Offer and Use of Proceeds

Sources of Funding Requirements

Risk Factors & Uncertainties

Governmental Compliance

Financial Uncertainty

Uncertainty of Profitability

Potential Dilution of Shareholder’s Equity

Unknown Factors beyond the Control of the Company

Competitiveness of Mining Industry

Fluctuating Price and Demand of Gold and Base Metals

Risk of Mining Operations

Nature of Business

Regulation of Mining Industry

Fluctuations of Currency

Item 4: Information on the Company

Business Overview

History and Development of the Company

The Table Mountain Gold Property

Access to the Property

Physiography of the Area

Developmental Events

Geology of the Property

Exploration Activities

Reserves and Mineral Deposits

Current Reserves

Potential

Platinum Exploration

Item 5: Operating and Financial Review and Prospects

Year ended December 31, 2002 Compared to year ended December 31, 2001

Historical Results of Operation

Liquidity and Capital Resources

Status of Table Mountain Mine

Critical Accounting Policies

Resource Properties

Long Term Investments

Item 6: Directors, Senior Management, and Employees

Directors & Officers

Executive Officers

Executive Compensation

Number of Employees

Item 7: Major Shareholders and Related Party Transactions

Item 8: Financial Information

Item 9: The Offer and Listing

Item 10: Additional Information

Stock Options

Canadian Taxation

US Taxation

Item 11: Quantitative and Disclosures about Market Risk

Item 12: Description of Securities other than Equity Securities

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies

Item 14: Material Modifications to the Rights of Security Holders

Item 15: Controls and Procedures

Item 16: Reserved

PART III

Item 17: Financial Statements

Item 18: Financial Statements

Item 19: Exhibits

#

PART I

Item 1: Directors, Senior Management and Advisors

Not Applicable.

Item 2: Offer Statistics and Expected Timetable

Not Applicable.

Item 3: Key Information

Selected Financial Data for Five Years Ended December 31st 2002

	2002*	2001	2000	1999	1998	1997
Production Revenue	-	-	-	$256,424	$487,033	$3,146,616
Production Costs	-	-	$127,064	$124,581	$308,175	$4,770,979
Administration & Amortization	$788,454	$326,757	$407,764	$705,621	$789,964	$2,423,784
Exploration Expense	$338,668	$174,404	$204,461	$333,705	$256,299	$3,545,175
Income Taxes	-	-	-	-	-	-
Operating Income	-$1,127,122	-$501,161	-$739,289	-$907,483	-$867,405	-$7,593,321
Net Income	-$1,164,006	-$433,323	-$562,289	-$743,291	-$1,307,932	-$7,746,199
Income per share	-$0.04	-$0.02	-$0.02	-$0.03	-$0.06	-$0.43
Net Assets	$2,321,253	$1,852,767	$2,028,465	$2,717,754	$2,769,045	$3,736,361
Total Assets	$2,842,118	$2,416,123	$2,465,823	$2,632,499	$3,031,483	$4,334,434
Capital Stock	$17,454,916	$16,168,748	$15,911,123	$15,492,123	$15,346,123	$13,934,210

*As further discussed below and the audited financial statements hereto, the Company’s 2002 results reflect the expensing of stock options in accordance with new generally accepted accounting principals promulgated during the year.

Currency and Exchange Rates

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.

The noon rate of exchange on May 16, 2003 as reported by the Bank of Canada, for the conversion of Canadian dollars into U.S. dollars was Cdn$1.3667 per U.S.$1.00 (Cdn.$1.00 equals $0.7317).

	Monthly High (1)	Monthly Low (1)
May 2003	$0.7043	$0.7403
April 2003	$0.6763	$0.6997
March 2003	$0.6691	$0.6836
February 2003	$0.6539	$0.6703
January 2003	$0.6380	$0.6585
December 2002	$0.6338	$0.6461

(1) The high and low exchange rate in each month has been calculated using the average monthly rate of the Bank of Canada.

The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars.

Year Ended December 31, 2002

                 2002          2001           2000          1999           1998

--------------------------------------------------------------------------------

High           $1.5190       $1.4995        $1.4505       $1.4440        $1.4180

--------------------------------------------------------------------------------

Low            $1.6049       $1.5925        $1.5335       $1.5095        $1.5745

--------------------------------------------------------------------------------

Average        $1.5702       $1.4192        $1.4870       $1.4827        $1.4894

--------------------------------------------------------------------------------

Period End     $1.5800       $1.5925        $1.4995       $1.4440        $1.5375

--------------------------------------------------------------------------------

Differences between Canadian and United States Generally Accepted Accounting Principles

As discussed in the Summary of Significant Accounting Policies, these consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

Differences in accounting principles as they pertain to these financial statements are as follows:

a) Accounting for Unrealized Losses on Long-term Investments

Canadian generally accepted accounting principles (“Canadian GAAP”) require long term investments to be recorded at cost and written down to reflect permanent impairments in value. Write downs are recorded in the Statement of Operations. United States generally accepted accounting principles (“US GAAP”) would require the Company's long-term investments (available-for-sale securities) to be recorded at fair value in accordance with Statement of Financial Accounting Standard ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Unrealized gains and losses are recorded as other comprehensive income which is a separate component of shareholders' equity, except for declines in fair value that are determined to be other than temporary. These declines in value are charged to the Statement of Operations. The gross unrealized losses of long-term investments and advances as described in Note 2 of the financial statements are temporary. Writedowns recorded under Canadian GAAP reflect those that are believed to be permanent in nature.

b) Settlement of debt

Under Canadian GAAP, no value was assigned to the 250,000 fully exercisable warrants granted to directors in connection with the issuance of 250,000 shares for the settlement of amounts due to directors for consulting services.

Under US GAAP, the warrants were valued on the date of the settlement agreement at $17,288 using the Black-Scholes option pricing model with the following assumptions:

2002
Risk-free rate	0.001%
Dividend yield	Nil%
Volatility factor of the expected market price
of the Company's common shares	146%
Weighted average expected life of the warrants (months)	12

c) Stock option compensation

Under Canadian GAAP, the Company has elected not to record compensation costs for stock options granted to employees, but the effect would be required to be disclosed in the notes relating thereto.  Compensation expenses are calculated using the fair value method for stock-based compensation awards granted to non-employees after January 1, 2002. The compensation costs are recognized prospectively in the financial statements.

Under US GAAP, the Company applies Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”, and related Interpretation No. 44 in accounting for all stock options granted to employees and directors.  Under APB 25, compensation expense is only recognized for stock options granted with exercise prices below the market price of the underlying common shares on the date of grant.  Stock options that have been modified to reduce the exercise price are accounted for as variable.

Statement of Financial Accounting Standard (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, requires the Company to record compensation to “non-employees” using the fair value based method prescribed therein similar to accounting principles now in effect in Canadian GAAP. Compensation expense under US GAAP to non-employees is determined using the Black-Scholes option pricing model. For the year ended December 31,  2002, compensation expense incurred under SFAS No. 123 and not recognized in Canadian GAAP was $Nil (2001 - $27,588; 2000 - $145,000). Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants in 2001 and 2000 are as follows

	2002	2001	2000
Risk-free interest rate	3.21% to 3.40%	4.94%	6.00%
Dividend yield	Nil	Nil	Nil
Volatility factor of the expected market price
of the Company’s common shares	146%	100%	100%
Weighted- average expected life of the options (months)	12	24	12

d) Comprehensive income (loss)

US GAAP requires the Company to present comprehensive income (loss) in accordance with SFAS No. 130, “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income (loss), its components and accumulated balances.  Comprehensive income comprises net income (loss) and all charges to shareholders’ equity except those resulting from investments by owners and distributions to owners

The impact on the financial statements attached in Item 19 is as follows:

	2002	2001	2000

Net loss per Canadian GAAP	-$1,164,006	-$433,323	-$562,289
Adjustments related to:
Loss on settlement of debt (b)	-17,288
Stock option compensation	-	-27,588	-145,000

Net loss per US GAAP	-1,181,294	-460,911	-707,289
Other comprehensive gain (loss) (a), (d)	-64,267	-11,979	-74,276

Comprehensive loss per United States GAAP	-$1,245,561	-$472,890	-$781,565

Loss per share per US GAAP
Basic and diluted	-$0.04	-$0.02	-$0.03

Shareholders’ equity per Canadian GAAP	$2,321,253	$1,852,767	$2,028,465
Adjustment related to:
Accumulated comprehensive loss -
unrealized gain (loss) on investments (a)	-78,427	-14,160	-2,181

Shareholders’ equity per US GAAP	$2,242,826	$1,838,607	$2,026,284

Capitalization and Indebtedness

Not Applicable.

Reasons for the Offer and Use of Proceeds

Not Applicable.

Sources of Funding Requirements

Subsequent to the suspension of continuous mining activities at Table Mountain in 1998, the Company’s activities have been financed primarily through the sale of common shares and related party advances. The Company will need to obtain additional funding to pursue its exploration and developmental activities during the next fiscal year. At the present time, the Company anticipates seeking additional funding through additional private placements, the exercise of options and warrants, joint venture agreements, production financing, pre-sale loans, or a combination of these options. The Company’s inability to raise additional capital to fund operations through the remainder of this year and through the next fiscal year would have a detrimental effect on the Company’s viability and capability to pursue its operational activities.

No assurance can be given that the proceeds of the private offering of the Company’s securities described above will provide sufficient funds to undertake all of the Company’s exploration activity for the next twelve months. Failure to obtain such financing could be detrimental to the success of the Company’s operations.

Risk Factors & Uncertainties

Governmental Compliance

The Company has obtained all necessary governmental permit approvals for development of its properties. If additional approvals are necessary for any development in the future, the Company intends to provide all the necessary information to regulatory authorities and adjust its development plans to enable it to obtain any requisite approvals. In the event the Company is not able to obtain the necessary approvals, the Company’s development plans and operations could be negatively impacted. The Company currently believes its operations throughout comply with all governmental regulations, and it intends to comply with all governmental regulations as it continues to explore, develop and, if possible, exploit its properties.

Financial Uncertainty

The Company’s objective is to delineate economic bodies of gold mineralization on its properties. The decision to go into full scale production and undertake additional exploration and development programs and feasibility studies will involve consideration and evaluation of several significant factors including, but not limited to:

•

costs of bringing proven reserves into production, including additional exploration and development work, preparation of production feasibility studies;

•

availability and costs of financing;

•

ongoing costs of production;

•

market prices for the metals to be produced;

•

environmental compliance regulations and restraints; and

•

political climate, governmental regulation and control, or both.

Uncertainty of Profitability

The Company has not yet fully explored or developed all targets on its properties and has not had net income from operations for the past three years. There can be no assurance that the Company will become profitable in the future. At present the company’s only established reserves occur on the Table Mountain Gold Property. There is no assurance that these reserves shall be economically mined.

Potential Dilution of Shareholder’s Equity

It is likely that to obtain necessary funds, the Company will have to sell additional securities, including, but not limited to, its common shares or by other means, the effect of which would result in a substantial dilution of the present equity interests of the Company’s shareholders.

Unknown Factors beyond the Control of the Company

The profitability of the Company’s current operations is significantly affected by the market price of gold. Market gold prices can fluctuate widely and are affected by numerous factors beyond the Company’s control, including;

•

industrial and jewelry demand,

•

expectations with respect to the rate of inflation,

•

the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies,

•

interest rates,

•

central bank sales,

•

forward sales by producers,

•

global or regional political or economic events, and

•

production costs in major gold-producing regions such as South Africa, South America and the former Soviet Union.

The potential profitability of mineral properties owned by the Company is dependent upon many factors. For instance, world prices of and markets for non-precious and precious metals and minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging, controls, or any combination of these three, and respond to changes in domestic, international, political, social and economic environments. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for production and other expenses have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Company.

Competitiveness of Mining Industry

The mining industry is intensely competitive. The Company competes with many major mining companies that have substantially greater financial and operational resources. Accordingly, there is a high degree of competition for desirable mining leases, suitable prospects and funding.

Fluctuating Price and Demand of Gold and Base Metals

The demand for and supply of gold affects gold prices, but not necessarily in the same manner as supply and demand may affect the prices of other commodities. The supply of gold consists of a combination of new mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant impact on the supply of gold or on its price. There is a risk that the Company’s revenue from gold sales may fall below the cost of production and at that time operations may become uneconomical.

Some of the factors in gold market fluctuations include the pricing and demand, producing costs and capacity of natural resource markets and processing equipment, governmental regulations, land tenure, land use, regulation concerning the importing and exporting of minerals, and environmental protection regulations. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital to be profitable or viable.

Risk of Mining Operations

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations, power outages, labor disruptions, flooding, explosions, rock-bursts, cave-ins, landslides, inability to obtain suitable or adequate machinery, equipment or labor, and other risks are involved. The Company may become subject to liability for pollution, cave-ins, or hazards against which it cannot adequately insure or which it may elect not to insure. Incurring any such liability may have an adverse effect on the Company’s financial position and operations.

Nature of Business

The validity of mining claims is often uncertain and may be contested. In accordance with mining industry practice, the Company has surveyed the key claims of the known resources located within its properties. However, the boundaries of some of the Company's mining properties have not been surveyed, and, therefore, in accordance with the mining laws of British Columbia, the precise location and area of these mining properties may be in doubt and could be the subject of competing claims. Title insurance is unavailable in Canada. The bulk of the Company’s claims have been held for at least for 20 years, during which time there have been no disputes as per the Company’s knowledge.

Regulation of Mining Industry

Mining operations are subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Milling operations are also subject to federal, provincial, and local laws and regulations, which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial, or local authorities will not be changed or that any such changes would not have material adverse effects on the Company’s activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, the Company may be subject to liability for environmental damages, which it may elect not to insure against due to prohibitive premium costs and other reasons. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation, and mine safety.

The Company’s primary interest is in the Table Mountain Gold Property. The Company faces further significant risks regarding the current gold mining project at Table Mountain, including:

•

The world price for precious and base metals is dependent upon numerous economic, political, and social factors over which the Company has no control.

•

Inflationary changes in the next few years may cause the cost projections or the projects to be insufficient and thereby render the project unprofitable.

•

Mining policies in British Columbia may interfere with the extraction of the Company’s resources.

Fluctuations of Currency

The Company’s products such as gold and base metals are traded in US dollars. It is subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company does not engage in currency hedging activities.

Item 4: Information on the Company

Business Overview

Cusac Gold Mines Ltd. (the “Company”; “Cusac”), a British Columbia, Canada corporation, is engaged in the business of acquisition, exploration, development and mining of precious metal resource properties.

The primary focus of the Company is the production of gold from operations at the Table Mountain Gold Property (Table Mountain) located in the Cassiar Mining District of the Liard Mining Division in Northern British Columbia. Cusac is also involved in Platinum exploration in the Similkameen Mining Division of British Columbia.

The Company was incorporated under the name Glen Copper Mines Limited pursuant to the laws of the Province of British Columbia by registration of its Memorandum and Articles in 1965. It changed its name to Cusac Industries Ltd. in 1974 and then to Cusac Gold Mines in 1995. The Company’s executive offices are located at 911 – 470 Granville Street, Vancouver, B.C. V6C 1V5: (604) 682-2421, Fax: (604) 682-7576; website: www.cusac.com. The contact person is Mr. Guilford H. Brett, Director, President & CEO of the Company.

The Company has 100,000,000 authorized common shares of no par value of which, 32,630,356 common shares of Common Stock were issued and outstanding as of December 31, 2002. The Company also has 5,000,000 preference shares of no par value as of December 31, 2002.

The Common shares of the Company are trading on the Toronto Stock Exchange with a trading symbol CQC and trading on the NASDAQ OTCBB under the symbol CUSIF.

History and Development of the Company

As stated, the primary focus of the Company is the production of gold from operations at the Table Mountain Gold Property (Table Mountain) located in the Cassiar Mining District of the Liard Mining Division in Northern British Columbia.

The Company first acquired mineral property interests and conducted exploration activities in the Table Mountain area in 1978. In 1984, the Company conveyed its interests in the Table Mountain Gold Property to a predecessor of Energold Minerals, Inc. (“Energold”) that operated a mine and established a mill at the site in exchange for a net profit interest in the production. From 1984 until 1989, the Company received over $6.8 million from its net profits interest in production from the Energold operations. Energold ceased operations at Table Mountain in 1989/1990.

In January 1993, the Company acquired all of Energold’s property interests at Table Mountain and Energold’s 300-ton per day mill in exchange for the issuance of 2,032,229 shares of the Company's common stock at a deemed value of $1.2 million. Since that acquisition, the Company has invested approximately $6 million in developing ore reserves and improving the mining facilities.

Cusac began mining on the Table Mountain Gold Property in September of 1993. Mining operations continued until low grades and weak bullion prices forced suspension of continuous operations in the fourth quarter of 1997. Limited operations resumed in July of 1998 and continued until June of 1999. Between April of 1994 and suspension of operations the Company produced approximately 63,000 ounces of gold from mines on the property.

As outlined below, peripheral portions of the Table Mountain Gold Property have been subject to various option agreements.

In June of 1994, to fund further exploration on a portion of the Table Mountain property, the Company granted Demand Gold Ltd. (formerly Demand Technologies, Inc., hereinafter (“Demand”), a British Columbia corporation having certain officers and directors in common with the Company), an Option to acquire a 50% interest in 30.2 square miles of the property. Subsequent to December 31, 1997, the option expired.

In January of 1995, the Company entered into a Mining Venture Agreement with Cyprus Canada Inc., a subsidiary of Cyprus Amax Minerals of Denver, Colorado (“Cyprus”) regarding a northern portion of the Table Mountain property consisting of a group of claims comprising approximately 15 square miles of ground known as the Taurus Project. The Taurus project consists of mineralized zones that straddle the boundary of claims held by International Taurus Resources Inc. and Cusac.

Under the agreement, Cyprus could earn a 50% interest in this property by spending $2 million over 3 years and a 70% interest by establishing commercial production. Cusac was to receive payments of $320,000, of which $70,000 was received on signing and an additional $30,000 was received on the anniversary date of the agreement. In August of 1996, after spending approximately $1 million, Cyprus elected to withdraw from the project.

In August of 1996, the Company entered into an option agreement with International Taurus Resources Ltd. ("Taurus") regarding the same claims formerly under option to Cyprus. Given the low-grade gold content, the Company dropped this option agreement in 2000.

The core productive portion of the Table Mountain Gold Property has been fully controlled by Cusac since 1993. These option agreements have lapsed and Cusac currently controls 100% of the Property. The property is currently under care and maintenance.

The Table Mountain Gold Property

The property consists of a generally contiguous block of 151 full and fractional mineral claims and Crown Grants totaling approximately 582 units. These claims cover an area of approximately 56 square miles. The claims all lie within the Liard Mining Division.

Access to the Property

The property is located in northern British Columbia 70 miles south of Watson Lake, Yukon Territory. The property is transected by the Watson Lake - Cassiar - Stewart highway, which provides good all-weather access to Watson Lake. The mill is situated approximately one mile by mine road south of the highway, and the major mine workings are located at higher elevations on the mountain south of the mill. They are linked to the mill by a series of mine haulage roads that provide reasonable access to most of the claims.

Physiography of the Area

The claims forming the Table Mountain Gold Property cover the broad McDame Creek Valley and the Table Mountain area. To the south, the current claim group extends into the low-lying, swampy, Pooley Creek area. The terrain is typical of northern British Columbia, containing shallow lakes, wetland areas, and stunted poplars with lodgepole pine covering the valley floors. Mixed coniferous forests cover the slopes, gradually thinning at higher elevations into alpine meadows. Although the area is mountainous with relief exceeding 3000’, the local terrain is generally moderate. Elevations range between 3000 and 6100 feet above sea level. Overburden varies from thin till on the steeper slopes to deeper deposits in the McDame Creek Valley.

Developmental Events

Mineral exploration companies and prospectors have explored for and mined gold and other precious metals in the McDame Creek area for over a century. Placer gold was originally discovered in the McDame Creek valley in 1874. Between 1874 and 1900, small-scale placer mining operations were conducted in the area. Some geological mapping of the area was done in the 1930s, and in the late 1930s, Consolidated Mining and Smelting Company of Canada Limited (Cominco) carried out extensive exploration in the area. The completion of a road from the Alaska Highway to the McDame Creek area in 1947, providing land access, stimulated further prospecting and exploration in the area. From the early 1950s through the 1980s, the discovery and development of the nearby Cassiar asbestos mine stimulated the development of infrastructure in the area. From 1949 until the mid-1970s, however, gold mining in the area was limited.

The Company began its exploration activities in the Table Mountain area in the late 1970s, staking its first claims in 1978. Companies exploring in the area at that time in addition to Cusac included Erickson Gold Mines Corp. (a predecessor of Energold) ("Erickson") and a number of other companies.

Erickson's exploration activities during the 1970s and 1980s resulted in discoveries of several potential gold-bearing quartz veins. These quartz veins were mined by Erickson using both underground and surface open-cut methods. During this period, Erickson operated a gravity/flotation mill at Table Mountain.

In the early 1980s, the Company discovered several gold-bearing veins on its claims, and to fund development and production of the properties, in 1984 granted Erickson an option to acquire Cusac's property interests in the Table Mountain area. Erickson exercised the option by investing approximately $3 million to bring the properties into commercial production. The properties optioned at that time to Erickson consisted of land and claims aggregating approximately 12.4 square miles. The Company retained a net profit interest in production from the properties. In 1986, a rich vein, the Eileen vein, was discovered on property conveyed to Erickson.

During the ten-year period ended December 31, 1988, Erickson produced 226,908 ounces of gold and 167,054 ounces of silver from the mining and milling of 572,411 tons of ore from a number of veins at Table Mountain, including significant production from the Eileen and Michelle veins located on the claims acquired from Cusac. Pursuant to its approximately 34% net profits interest, the Company earned revenues of approximately $6.8 million from gold and silver production during that period. The ore recovered during those years had an average grade of 0.40 ounces of gold and 0.29 ounces of silver per ton.

From 1988 to 1991, the Company diversified its exploration activities, using net profits from Table Mountain production to acquire interests in the Cruse Belmont property in the Marysville area near Helena, Montana. The Company expended approximately $5.6 million on exploration activities on the Cruse Belmont property which led to the development and mining, on a small scale, of gold and silver ore from the property. Total revenues received from the Cruse Belmont property were approximately $1.5 million, although the project as a whole resulted in a net loss of approximately $4.1 million. During this period, however, the Company developed considerable expertise in underground shrinkage stoping, the mining method currently used at Table Mountain.

In 1992, following a decrease in the market price of gold and increasing costs of rehabilitating the mining property and continuing to enforce its claims under new legislation, the Company determined that the Cruse Belmont property was not economically viable and abandoned the property, incurring write-offs of approximately $4.1 million during 1992 and 1993.

In 1985, Erickson was acquired by Energold, which is an affiliate of Total Compagnie Francais des Petroles, a French government affiliated energy company ("Total"). In 1988, Energold shut down production at the mine to pursue a more aggressive surface and underground exploration program designed to delineate additional reserves. This work, including diamond drilling and a 7,500-foot main haulage portal toward the Michelle High Grade zone led to the discovery of the Bain, Katherine, Heather and other veins. However, all operations at the property were terminated in 1990 due primarily to a restructuring of Total's North American mineral assets and exploration plans. In January 1993, the Company acquired from Energold the Table Mountain property formerly owned by the Company and the adjoining claims held by Energold together with significant underground workings, roads, power lines, and mining equipment and Energold's 300-ton per day gravity/flotation mill facility. The Company issued 2,032,299 shares of Common Stock for the properties at a deemed value of $1.2 million.

In 1993 Cusac reopened the mine and 300 ton per day milling operation at Table Mountain with the main production target being the West Bain structure. Definition drilling conducted on the West Bain zone confirmed reserve estimates.

A limited surface exploration program in 1993 resulted in the discovery of the Bonanza zone west of the West Bain.

In the fall of 1993, Cusac initiated development of the West Bain zone. During this period the old Cusac Portal workings were reopened and examined. Remarkably, no water was encountered in the workings. The development of the 10 level had lowered the water table and drained the water that had prevented the former owners from developing the MHG.

Milling of ore from the West Bain commenced in April of 1994. Underground mining was completed in July, and crown pillar extraction, in August, of 1995.

In January of 1995, Cusac entered into a joint venture agreement with Cyprus Canada Inc. (Cyprus), known as the Taurus Project. This project, involving a 40 square km group of claims in the northern portion of the property, regarded a mineralised zone straddling the boundaries of claims held by International Taurus Resources Inc. (Taurus) and Cusac.

In August of 1996, after spending approximately $3 million, Cyprus elected to withdraw from the Taurus project. Subsequent to Cyprus' withdrawal, Cusac entered into an option agreement with Taurus regarding the same group of claims.

As a result of exploration completed by Cyprus and Taurus on the Taurus/Cusac project, Taurus geologists have estimated drill-indicated and geologically drill-inferred resources of approximately 1 million ounces of gold. The bulk of mineralization on Cusac's portion of the project is in the geologically drill inferred category. This low-grade, near surface, potentially bulk mineable resource, is associated with shear zones and disseminated sulphide mineralization.

During the development of the Cusac decline to the MHG, the Big vein was defined and mined. Definition drilling of the MHG commenced in May 1995.

Mining of the MHG commenced in June 1995 from the top of, what proved to be, a complex faulted series of high-grade ore blocks. Sporadic production from this zone continued through 1997.

1995 surface diamond drilling of the Katherine vein to the west of the Bain resulted in the definition of a small open-pit amenable reserve. This block was mined. The Bain Gap, between the East and West Bain blocks, was tested with inconclusive results.

In the summer of 1995, I.P. surveying, designed to test for zones similar to that being investigated at Taurus was undertaken. Follow up drilling to this I.P. work did not yield any significant disseminated mineralization. The final hole on the Van claim, 95VAN-5, designed to test coincident weak geochem and interpreted fault structures, intersected a quartz stringer yielding 1.679 oz/T Au over 0.2m.

Underground drilling at Cusac discovered the Lily vein, the eastern extension of the MHG.

In early 1996, the 10 level development, dormant since late 1989, was extended by 250m.

Mining of the Lily from the 1160 commenced in March 1996. The Lily was eventually mined between the 1130 and 1170 levels over a strike length of 150m.

Underground drill testing of the ground north of the Lily resulted in the discovery of the Melissa structure. Access was driven but fault disruption of the structure rendered the vein sub-economic.

A compilation of Vollaug data undertaken in the summer of 1996 led to the re-evaluation of existing reserves and drilling of selected targets. Rehabilitation of the 57 level portal and decline was undertaken and mining began in October of 1996. Mining from the 57 was completed in February of 1997 and work commenced on rehabilitation of the 49 level drift. Production from the 49 began in April. Dilution, due to poor hanging wall conditions, and erratic grade distribution combined to result in lower than anticipated recovered grades. Lowered grade and low gold prices combined to make the zone sub-economic. The mining was stopped in July of 1997.

The Cusac decline was extended east in May-July of 1997 to permit drill testing of the Lily further to the east. This drilling yielded no significant results.

During the same period, an exploration drill program was undertaken to test the area east of the Erickson Creek Fault Zone (ECFZ) near the Main Mine. Initial attempts to follow up isolated intersections from previous drilling met with mixed results. Drilling the Bear vein extension, east of the Main Mine, resulted in the partial definition of a near surface ore shoot.

Open-pit mining of an ore panel on the Vollaug in the Table Mountain Mine area, initially discovered by Cominco in 1937, and subsequently upgraded by drilling in 1996, was completed between July and September of 1997. Portions of the Melissa and narrow vein sections of the Lily on the 1600 level were mined during September through November 1997.

An overburden trenching and vein sampling program was conducted in July and early August of 1998 on the Sun Claim. The objectives of this work were to expose the Bear Vein, intersected and partially defined by diamond drilling in 1997, and evaluate the lateral distribution and continuity of Au grade within the structure. The decision was made to extract and process a portion of the vein from surface to 6-7m down dip employing an air-track and 235 excavator. The structure yielded approximately 1,560 ounces of Au from mining of 2,600 T during 1998 & 1999.

No exploration or mining activities were undertaken in the years 2000 through 2002. Limited reclamation work and general cleanup was completed during this period.

A diamond-drilling program was conducted in the fall of 2002 on the Nu-Tara and Cordoba claims in an effort to define reserves on the East Bain Vein. The drilling program proved up reserves of 24,434 Tons of 0.97oz/t Au for a total of 23,636 ounces Au. A feasibility study/mining plan has been developed for this block.

Geology of the Property

The Table Mountain Property is situated within the Sylvester Allochthon, a series of overthrust fault blocks composed of Late Devonian to Late Triassic metavolcanics, metasediments, and ultramafic bodies. These rock units were formed in a coastal to offshore environment characterized by volcanic chains with lava flows and mixed volcanic sea floor sediments.

The rock units were compressed and thrust eastward against the western edge of North America during the Mesozoic Era (between 60 and 225 million years ago). In that era, the entire North American continent moved westward a few centimetres per year relative to the Pacific Ocean floor, responding to the opening and widening of the Atlantic Ocean in the east. In the process, nearly horizontal thrust faults developed in western British Columbia, allowing large sections of the earth's crust in the region to slide up and over neighboring sections, relieving the compressive forces caused by the slow, inexorable collision between the North American continent and the Pacific Ocean floor.

In the area of the Table Mountain property, these major thrust faults have brought three thick blocks to rest one on top of the other, each composed of several formations and rock types. At the bottom of the middle layer is a wedge of dark igneous rock (crystallized from molten rock underground) that once formed part of the lower crust of the Pacific Ocean floor. This particular layer, now altered by hot mineralized fluids, is referred to as listwanite. Listwanite appears to serve as a catalyst for gold mineralization in the Table Mountain area.

Westward compression of the area in the latter part of the Mesozoic Era, referred to as the Cretaceous Period (between 135 and 65 million years ago), also generated large reservoirs of molten rock beneath the area, which later cooled to form granite. While molten, these large bodies of liquid rock generated superheated solutions of water and minerals. These fluids injected themselves along available zones of weakness (fractures) in the overlying rocks. In the area of Table Mountain property, the fluids were injected into tension cracks along a significant north-south trending fault zone that cuts through the property, known as the Erickson Creek Fault, and also along the thrust faults. Along the Erickson Creek Fault and various east-west fractures associated with it, the hot fluids deposited quartz-carbonate veins. In side view, these veins are sheets of quartz and carbonate crystals dipping into the earth at steep angles. The veins range from a few inches to several feet in width and extend to a considerable depth in the earth; some can be traced for hundreds and even thousands of feet laterally along the earth's surface (the “strike” direction of the veins).

The quartz veins do not all contain economic concentrations of gold. However, where these quartz veins terminate against the overlying wedge of listwanite, high-grade deposits of gold have been discovered, some containing several ounces of gold per ton of vein material. Several of these gold-bearing veins have been mined by the Company and its predecessors on the property. In 1987, the Eileen vein alone yielded over 55,000 ounces of gold.

Both along strike and down dip, the quartz veins pinch and swell irregularly and transpose quite abruptly into fine stringer zones. Upward, the veins and fault structures terminate almost immediately on encountering the overlying listwanite. The property shows three main stages of mineralization: an early barren stage; a mid-term well-mineralized stage; and a late stage of carbonate veining and clay alteration. The productive veins are frequently superimposed on the earlier, barren veins and are characterized by multiple fragmentation, some ribboning, an increased carbonate content, and trace amounts of sulphides.

The experience of the Company and predecessors on the property indicate that the higher-grade gold values tend to be concentrated in the upper portions of the veins close to the listwanites, with grade decreasing with depth. However, some ore shoots have been recognized that seem to dip steeply to the northwest within several of the major veins.

Although much of the gold observed in the Table Mountain area has occurred as free gold particles, gold has rarely been visible in the highly productive northern veins. In contrast, the veins discovered in the southern part of the property such as the Eileen and the Bain veins and the Michelle High Grade Zone, have frequently contained pockets, smears, and threads of coarse, visible gold.

After the quartz veins and gold deposits were injected into areas, additional faulting broke many of the veins into segments offset from one another. When veins being mined terminate at a fault plane, the Company's geologists can determine the direction of motion on the fault and are sometimes able to find the displaced ore veins and additional reserves.

Exploration Activities

As described above, gold deposits located by the Company and predecessors at the Table Mountain property have been found to occur in discrete high-grade veins, rather than as a large, homogenous low-grade deposit of disseminated particles. Not all of the veins reach the surface of the earth, so they must be discovered by core drilling. As a result, exploring for ore-grade veins and delineating mineral deposits and reserves require careful surface and subsurface geological mapping, drilling from surface locations, and drilling from underground mine workings. Surface geochemical and geophysical studies are conducted to search for hidden ore-bearing quartz veins. Promising exploration targets are drilled using diamond-impregnated core drills. When one or more ore-grade veins are encountered in a drill hole, additional drilling is done to determine the continuity of the veins.

When several surface holes reveal promising ore-bearing veins of substantial size, rather than attempt sufficient additional drilling from the surface to delineate and quantify the nature of the mineralization, further development and definition may be pursued by driving a decline (a downward-sloping mining tunnel) to the base of the vein or veins. The tunnel is then extended along the base of the vein until it terminates or ceases to be of ore grade. Then a near vertical tunnel or "raise" is created, following the ore- grade vein to its upper limits. In the process, a body of ore is defined on two or three sides, and can be mined by stoping methods.

Additional drilling from the underground workings is done to verify the continuity and grade of the vein and to locate its extensions. Historically, while the whole process continues, additional ore is discovered. As a result, estimates of the ore derived from the surface drilling on a particular vein may be exceeded before mining on the vein is complete.

Once a promising vein or series of veins has been drilled sufficiently to warrant underground mining, the Company endeavors to devote substantial resources to develop and mine the ore so defined As a result, full quantification of ore reserves generally will be completed for only one vein or at most a few veins at any one time. Although exploration drilling may be conducted elsewhere on the property concurrently, due to the high cost of underground workings, the Company has in the past and expects in the future to concentrate its efforts on one major vein or group of veins at one time.

Reserves and Mineral Deposits

Current Reserves

The following table presents the reserves identified on the Table Mountain property. These figures represent the Company's estimates of quantified deposits of economically mineable ore that have not yet been mined. There can be no assurance, however, that the Company can successfully develop and mine this ore.

Potential

Erickson Creek Fault Zone

The Erickson Creek Fault Zone is the primary structural influence in the location of high-grade gold quartz veins at Table Mountain. All historic and present production has come from within or proximal to this fault zone.

The Table Mountain Gold Property covers about 5 square miles of this productive fault zone (4 miles north/south x 1.0-1.5 mile wide).

The majority of productive veins were discovered as the result of follow up exploration of surface indicated mineralization. Portions of the mined vein systems or attendant alteration were exposed. Subsequent exploration of the Erickson Creek Fault Zone has concentrated on targets proximal to these mine operations.

Only a limited portion of the area of the Erickson Creek Fault Zone, as currently understood, has been adequately tested. Various authors have conjectured that the potential for a further 3-500,000 oz Au exists on the Table Mountain Gold Property.

Specifically, several known occurrences of Gold mineralization warrant follow up:

The Van Area

This area is located immediately north of Hwy. 37. Limited exploration work has been done in the current area of interest. Previous operators have concentrated their efforts on the Newcoast and related veins to the east. The foundations of a small gravity mill, used to process material from the Newcoast, still exist. The fact that ore was processed from this vein suggests that the erosional surface about this system is only slightly below the Table Mountain Thrust. A thin argillite unit, the lower portion of the middle thrust sheet, overlies the Thrust to the west. The Erickson Creek Fault Zone (ECFZ) is interpreted to run through the eastern portion of this sheet. Extensive east-west faulting is observed to the east and in apparent offsets of the Thrust.

A drill program carried out in1995, was designed to test for Taurus style disseminated gold mineralization. Grades of 3.696 oz/T Au over 0.10m and 1.679 oz/T Au over 0.20m were yielded by quartz stringers in 95Van-3 and -5 respectively. These intersections are interpreted to represent the same structure, striking 060 and dipping north at 060. Dykes are also noted in drilling from this period.

These intersections, while narrow, are of sufficiently high grade to justify exploration for thicker veins within the system. The basic indicators of a significant deposit are all present.

The Switchback Area

A fault bound, thin, outlying remnant of the Table Mountain Thrust occurs immediately north of the #1 switchback on the main haulage road. Favorable fault orientations and intense carbonate alteration are observed in the surrounding volcanics. The area lies within the ECFZ and its proximity to the Main Mine makes it an interesting target. Previous drilling has yielded low but anomalous values from narrow veining within the area. 85-587 intersected a quartz vein that yielded 0.122 oz/T Au over 1.0m and 96SWB2 intersected a stringer that yielded 0.146 oz/T Au over 0.10m.

The Debby Area

A quartz vein intersected in 86-161 yielding 1.806 oz/T Au over 0.30m has been inadequately tested. The prospect is located 150m due east of the Cusac Portal Collar.

Tentatively named the Debby, this vein may represent a faulted portion of the Michelle or Eileen. While narrow, the grade is indicative of a strong system. Potential exists for a block of 10,000 T in this area.

In a more general sense, the Erickson Creek Fault Zone between the productive Main Mine and Cusac areas represents a large, relatively un-explored, area with perceived high potential.

Known colloquially as “The Gap”, Au mineralization has been intersected in this area with insufficient follow up; Hole 87-689 intersected a quartz vein yielding 0.355 oz/T au over 0.8m. The implications of this intersection are significant. The intersection occurs below a relatively thin argillite unit within the lower thrust sheet volcanics. It occurs on a direct line between the Main Mine and the Lily at Cusac, approximately midway between the two producing areas. The block to be initially tested is bound on the west by the Lily-3040 Fault and the east by the 2810 Fault. These are major controlling faults within the Main Mine and Cusac. The occurrence of strong east west structures and dikes further enhance the attractiveness of the target. The target area lies immediately south of the crest of Table Mountain. This location offers significant topographic advantage for development.

Mining Method and Mill Operation

Once the Company has completed underground workings defining an ore grade vein on two or three sides, the vein is mined from the bottom up by a method known as shrinkage stoping. In the interval between vertical raises on the ore vein, the ceiling of an underground tunnel is drilled and blasted several times in sequence. Each time, a panel of rock approximately eight feet high is blasted loose from the ceiling and falls broken into manageable pieces on the floor of the "stope". The broken ore is then used as a platform from which to drill the next set of blast holes. Drilling and blasting continues until a complete vertical section of the vein has been broken onto the floor of the stope. The broken ore occupies a greater volume than the unbroken vein "in place"; thus about a third of the broken ore must be drawn off by front-end loaders during shrinkage of the ore block. Front-end loaders remove ore from the bottom of the stope into much larger rubber-tired ore haulers that carry the ore up the incline to a surface stockpile. Larger trucks then take the ore from the portals of the underground workings over an all-weather haul road to the mill. This shrinkage process may take several weeks to complete. The remaining broken rock is then drawn to maintain mill feed at capacity.

Some veins containing gold outcrop at the surface can be mined by surface-mining methods. This involves blasting the vein and loading ore onto trucks for the trip to the mill. Surface mining high-grade veins costs less than using underground methods. However, substantially all of the Company's mining operations are underground.

Property Plant and Equipment

The mill on the property, capable of processing 300 tons of ore per day, was completed in 1986 by Erickson at a cost of approximately $3.7 million. Erickson ceased to produce less than three years later, in 1988, and the mill currently is in good condition. The mill recovers, on average, approximately 93.4 percent of all the gold in the rock, as determined by the onsite assay lab. During normal operations, the mill runs 24 hours a day and is operated by ten employees on two shifts.

Winter temperatures sometimes reach minus 40 degrees Fahrenheit. Ore tends to freeze in the ore bins at these temperatures. This and other factors make continuous milling more expensive, although feasible, in the winter months. Mining underground during this period; the resulting ore is stockpiled at times when the mill is not operating.

The mill includes large diesel generators that provide the Company with the ability to run the mill and the mining operation simultaneously. The Company completed a power line from the mill to the active mining area, eliminating the need to fuel separate generators at the mine.

In the mill, the ore is crushed in a large jaw crusher, and then taken to a smaller cone crusher and is then screened to rock chips smaller than five-eighths of an inch in diameter. These rock chips are then conveyed to a large ball mill, a horizontally rotating cylinder to which water is added. Steel balls several inches in diameter are continuously tumbled onto the ore until the ore is a mud-like slurry containing about 30% solids.

The slurry of the pulverized ore is then passed over a "jig". In the jig, a rising pulsating stream of water is adjusted to carry lighter ore particles into the cyclone while letting heavier particles, containing coarse gold and sulphides, settle into the jig hutch compartment below. The gold and sulphide-containing slurry collected in the jig hutch is run either through what is known as a Knelson cone or over a shaking table with rubber grooves to separate most of the gold from the sulphides, resulting in a concentrate that is approximately 30% gold. The Company ships the gold concentrate by air for sale to Engelhard Canada Limited's smelter facility in Richmond, BC. Under current arrangements, Engelhard pays the Company 99.5% of the London final price of the assayed gold content and 97% of the value of silver content of the concentrate, less certain deductions, within fifteen working days after delivery to the smelter.

The rest of the gold is recovered by floatation. The course stream from the cyclone is returned to the ball mill for further grinding. The fine stream is passed on to flotation cells where soap and surface activants are added. Air is bubbled up through the slurry. The surface of the gold is attracted to the air in the bubbles and rises to the surface where it and contaminating sulphides are scraped off as a thick foam. The under-flow from this process is sent to a tailings pond as waste and the overflow or foam is collected and broken down in a thickener. The gold and contaminates fall as a fine sand to the bottom of the thickener. Water is drawn off; leaving a cake of about 10% solids. The resulting filtered cake of float concentrate is shipped by truck and sold to Cominco at its smelter in Trail, BC Under current arrangements, the Company is paid 95% of the London final price of the assayed gold content of the concentrate, and 89% of the Handy and Harmon price for the assayed silver content, less certain deductions. Provisional payment of 75% is due 30 days after the concentrate is delivered to the smelter, and final settlement made on final assay thereafter, typically 60 days after delivery.

The mill is currently not in operation. Care has been taken to ensure that the mill does not deteriorate during an extended period of inactivity. However, due to weather conditions and normal decay, the mill sustains incremental damage that may need to be repaired upon any future recommencement of production. In addition, certain minor parts necessary to run the mill have been sold from time to time which would need to be replaced prior to operation of the mill.

Regulations and Environmental Issues

The Company's mining operations at Table Mountain are regulated under the Mines Act (13C), which applies to all British Columbia mines during exploration, development, construction, production, closure, reclamation, and abandonment. Security for mine reclamation may be required before the commencement of work on a mine as a condition of the issuance of a permit under the Mines Act.. The Company has currently posted all required bonds for its ongoing work, but additional bonds may be required as new mining plans are developed in the future. The Company may be required to fulfill its reclamation obligations if the mine is closed for indefinite period(s).

The federal government's regulation and enforcement tools over ongoing operations include the Canadian Environmental Protection Act, which regulates toxic substances; the Fisheries Act, which prohibits the deposit of deleterious substances in water frequented by fish and also prohibits the harmful alteration, disruption, or destruction of fish habitat; and the Transportation of Dangerous Goods Act, pursuant to which permits must be obtained for discharges of contaminates to the environment from an industry, trade, or business.

Although the Company does not now own any real property rights or conduct any mining operations in the United States. The Company knows of no environmental hazards on any such property or pending or threatened investigations by environmental authority in the United States. However, the CERCLA and analogous state statutes impose stringent reporting requirements for the release or disposal of hazardous substances. Under CERCLA, any party responsible for the release or threatened release of a hazardous substance in the environment is responsible for all removal and remediation costs and for the costs of the damage to natural resources. Responsible parties under CERCLA include the owner or operator of the site where the release occurs or anyone who owned or operated the site when the disposal was made, regardless of culpability.

The Company believes that it holds all permits now required to conduct existing exploration and mining operations at the Table Mountain property. The Company will need additional permits and studies to operate other properties in which it may acquire interests, and there is no assurance that the Company will be able to obtain or maintain all permits required to conduct exploration activities or to begin construction or operation of mining facilities at any such properties on terms that permit operation at economically justifiable costs.

Amendments to current laws, regulations, and permits governing operations and activities of mining companies or more stringent implementation thereof could require increases in capital expenditures or production costs or reduction in levels of production at producing properties, or require delay or abandonment of the development of new mining projects.

Title to Properties

Title to hard rock mining claims in British Columbia is obtained in one of several ways. Claims may be staked under the Mineral Tenure Act. To maintain a claim, the holder must pay recording fees and perform work on the claim in minimum prescribed amounts. Placer claims may also be required under the Mineral Tenure Act and are subject to similar constraints. The Company's rights in the Table Mountain property currently consist of full and fractional mineral claims and Crown Grants. The Company's hard rock mineral claims have terms expiring from 1997 to 2005, and are automatically renewable provided that the regulatory minimum investment in assessment work is duly filed with the appropriate provincial authorities each year. The Company's investment in these claims is expected to be sufficient to keep its claims in good standings for at least 15 years. See "Item.5 Operating and Financial Review and Prospects”. Crown Grants are quite different and are acquired as a fee simple interest in the minerals in perpetuity granted to the holder. Once obtained, no further work or filings are required to keep Crown Grants in good standing except for the payment of taxes.

Platinum Exploration

As stated previously, Cusac is also involved in Platinum Group Metals exploration. In 2000, in an effort to diversify, Cusac entered into an option agreement with Tilava Mining Corporation to acquire 75% of the Golden Loon property north of Kamloops, BC. The Company’s exploration activity on the Clearwater Platinum Project during the period yielded insufficient results to warrant continued work and as such option payments due June 1, 2001 regarding the Golden Loon property were not made and the option expired. No further work is planned in the Clearwater Platinum Project.

On March 15, 2001, the Company entered into an agreement to acquire a four-year option on the Tulameen Platinum Property (53 units) located in the Similkameen Mining Division of the Province of British Columbia in exchange for:

•

the issuance of 100,000 shares (valued at $8,000 based on trading value) and a cash payment of $15,000 on or before August 1, 2001 (which was fully paid by Bright Star Ltd. See the Bright Star Agreement below);

•

the issuance of 100,000(issued) shares and $25,000 (paid) on August 1, 2002;

•

the issuance of 100,000 shares and $50,000 on August 1, 2003; and

•

the issuance of 100,000 shares and $200,000 on August 1, 2004.

The Company is also obligated to pay a 2.5% net smelter royalty with a 1.0% buy back provision for $400,000 and to spend a minimum on exploration and development costs of $75,000 in the first year and $125,000 each subsequent year during the four year option period.

Bright Star Agreement

In March 2001, the Company entered into a letter of intent with Bright Star Ltd. (“Bright Star”) granting Bright Star the right and option to earn up to 70% of the Company’s interest in the Tulameen Platinum property under the following terms:

•

In exchange for 50% of the Company’s interest, Bright Star is to pay the Company $15,000 (which was received by the Company) upon execution of the Agreement. Bright Star also has to spend exploration and development costs of $75,000 on or before August 1, 2002 and $125,000 on or before August 1, 2003 on the Tulameen property. A one-year grace period applies to all work commitments. Also, Bright Star is to pay the claim holder $15,000 on or before August 1, 2001 (which has been paid) and $25,000 on or before August 1, 2003.

•

Both parties agreed that any cash or stock payments to the claim holders subsequent to August 2003 would be shared on a pro-rata basis.

Bright Star is to complete the second phase of the exploration program, which will include a pre-feasibility scoping study, which requires expenditures not to exceed $300,000 to earn an additional 20% of the Company’s interest in the property.

Tulameen Platinum Joint Venture

Geology of the Tulameen Platinum Property

The Tulameen Platinum Property is considered by the Company to be prospective for the occurrence of Platinum Group Elements (“PGEs”). The Tulameen Ultramafic Complex and overlying Nicola Group volcanic rocks are considered to be potential hosts to gold, platinum, copper, nickel, chromium, iron and diamond deposits (ARIS Summary Sheet; BC Assessment Report 17819). Historically, streams draining the Tulameen Ultramafic complex and surrounding rocks have produced over 20,000 ounces of placer platinum nuggets as by-products of placer gold and platinum mining from this area. (Reported by the Province of BC Ministry of Energy, Mines and Petroleum Resources, "Occurrence and Distribution of Platinum-Group Elements in BC " compiled by V.J. Rublee, June 1986). The subject property is located at the headwaters of Olivine Creek, which runs through ultramafic sections of the exploration property, and was known historically for its placer gold and placer platinum production.

The company's recently acquired claims contain ultramafic to mafic geological environments that are favorable for potential magmatic sulphide hosted Ni-Cu-Co-PGE mineralization, the type of sulphide reef found in the large layered mafic complexes from which most of the world's platinum group metals have been mined (Bushveld - Merensky Reef; Stillwater-JM Reef) and for potential late-stage dunite pipes, such as those containing spectacular concentrations of platinum up to 1880 grams per tonne in South Africa (Onverwacht Mine, Platinum Deposits of South Africa, P. Wagner, 1929).

Previous and recent work defined a number of priority PGE-Ni-Cu-Au drill targets. In 1989, four VLF-EM conductors were defined in mafic to ultra-mafic rock within the mineral claim group. Two of those conductors are greater than 1km in length and both are closely associated with soil anomalies of platinum, palladium, copper, nickel and gold. In 1999 exploratory surface trenching at six locations confirmed the metallic, PGE-bearing natures of both of these geochemically favorable geophysical VLF-EM conductors. The east-central conductor, hosted in gabbro, contained concentrations of copper up to 1.55% and traces of palladium, gold and silver, while the western conductor and its ultra-mafic host rock contained anomalous concentrations of platinum (316 ppb Pt), nickel (>600ppm Ni) and cobalt (150 ppm Co).

Drilling is required to test both of the conductors at depth and along strike. The northwestern portion of the property contains a 1 km diameter Cu-Au soil anomaly above gabbroic/pyroxenitic rocks, favorable for an alkalic porphyry target similar to the nearby Copper Mtn. Deposit 53 million tons @ 0.53% Cu and 0.018 oz /ton Au.

While the Company believes that the Tulameen Platinum Property is a worthwhile exploration target, no economic bodies of mineralization have yet been identified on the property. There exists considerable doubt that the Company will be able to successfully discover or delineate economic grades and quantities of PGEs or other precious metals, or obtain exploration results encouraging enough to attract the additional financing required to develop the property.

Future Plans

In the months leading up to the time of writing of this document, the price of gold had experienced a significant increase in price. This increase in price effected a renewed interest in gold mining companies, and the prospect of raising venture capital for gold exploration increased markedly. These factors have encouraged management to seek funding to conduct additional exploration on the Table Mountain Property. The Company plans, subject to raising adequate capital, to undertake a new drill program at Table Mountain in 2003. The proposed drill program will be directed towards exploration for new high-grade veins, existing gold structures, and possible large-scale replacement style gold mineralization.

Management, along with its geologic consultants, believes that significant potential exists for a “deep-seated” (i.e. much deeper than existing gold deposits on the property) gold deposit under Table Mountain. Proponents of the deep-seated intrusive model of gold deposition in the Cusac Gold Camp include Dr. Mat Ball, whose Queens University doctoral thesis defends the model, Dr. Joanne Nelson of the BC Ministry of Energy and Mines, and Dale Sketchley, MSC. P.Geo., who also completed postgraduate research on the Table Mountain Property. A 4,000 to 5,000 foot drill hole is required to test the theory, and joint venture participation is being sought to fund this part of the program.

Item 5: Operating and Financial Review and Prospects

During the year ended December 31, 2002, the Company’s expenditures have been financed through issuance of common shares.  Financing activity for the period was $1,176,116, compared with $273,856 for the same period in 2001.   Increased exploration activity at the Table Mountain Property yielded favorable results leading management to seek additional funds for production and further exploration.  No gold production occurred during the period resulting in a net loss of $1,164,006 or 4 cents per share.

Year ended December 31, 2002 Compared to year ended December 31, 2001

General and administrative costs were $784,388 during 2002 compared to $323,157 for Fiscal 2001, an increase of $461,231.  In keeping with a new accounting policy adopted by the Company during the period, $346,324 of this increase in administration costs is the addition of a previously unreported non-cash expense attributed to stock options granted by the Company (see note 8 in the financial statements hereto).  Not including the option expense, administration costs increased $114,907.  Exploration and property acquisition expense totaled $338,668 during the period.  The vast majority of this expense was incurred in drilling at the Table Mountain Mine.  This increase can be attributed to the increased exploration, financing and operational activity during 2002. The Company’s assets totaled $2,842,118 at the end of 2002 compared to $2,416,123 in 2001, an increase of $425,995. The increased value of the company’s assets is mainly attributable to the exploration investments made by the Company during the period.  Share Capital at the end of Fiscal 2002 totaled $17,454,916 compared to $16,168,748 in Fiscal 2001.

Year ended December 31, 2001 Compared to year ended December 31, 2000

General and administrative costs were $323,157 during 2001 compared to $363,227 for Fiscal 2000, a decrease of $40,070 or 11.03%. The net decrease in general and administrative costs is primarily accounted for through reduced overhead spending. The Company’s assets totaled $2,416,123 at the end of Fiscal 2001 compared to $2,465,823 in Fiscal 2000, a decrease of $49,700 or 2.02%, which includes standard amortization of capital assets of the Company. Current Liabilities in Fiscal 2001 were $563,356 compared to $437,358 in Fiscal 2000, an increase of $125,998 or 28,81%. The increase in Current Liabilities is primarily due to an increase in accounts payable and interest charges on assessed but unpaid mineral taxes. Share Capital at the end of Fiscal 2001 totaled $16,168,748 compared to $15,911,123 in Fiscal 2000, an increase of $257,625 or 1.62%, reflecting an increase in equity financing activity.

There was no revenue from the sale of gold concentrates during Fiscal 2001 and 2000 because the mine was in care and maintenance mode and the Company did not produce any gold.

Operating costs were $nil in 2001 as compared to $127,064 during Fiscal 2000. The decrease was attributed to the cessation of mining operations. The net loss from operations in Fiscal 2001 was $433,323 as compared to $562,289 in Fiscal 2000.

Year ended December 31, 2000 Compared to year ended December 31, 1999

Cash obtained during the period was primarily derived from the issues of common shares pursuant to private placement agreements as well as through the exercise General and administrative costs were $363,227 during Fiscal 2000 compared to $444,207 for Fiscal 1999, a decrease of $80,980 or 18.23%. The net decrease in general and administrative costs is primarily accounted for due to the shut down of significant mining operations at the Table Mountain Property and limited exploration activities on Golden Loon property. The Company’s assets totaled $2,465,823 at the end of Fiscal 2000 compared to $2,632,499 in Fiscal 1999, a decrease of $166,676 or 6.33%, which includes standard amortization rate of capital assets of the Company. Current Liabilities in Fiscal 2000 were $437,358 compared to $460,745 in Fiscal 1999, a decrease of 23,387 or 5.07%. This is primarily due to loan repayments to related parties. Share Capital at the end of Fiscal 2000 totaled $15,911,123 compared to $15,492,123 in Fiscal 1999, an increase of $419,000 or 2.70% representing funds raised through the issuance of additional common shares of the Company including shares issued towards vending consideration and exercise of employee share options.

Revenues from the sale of gold concentrates during Fiscal 2000 were nil as compared to $256,424 during Fiscal 1999. The revenues were nil because the Company did not produce any gold.

Operating costs were $127,064 in 2000 as compared to $124,581 during Fiscal 1999. The slight increase was attributed to additional activities in the Company. The net loss from operations in Fiscal 2,000 was $562,289 as compared to $743,291in fiscal 1999, due to reduced activity at the Table Mountain mine.

Historical Results of Operation

In 2002, 2001 and 2000 no gold mining operations were carried out and minor amounts of exploration as well as care and maintenance activity occurred.

Revenues from the sale of gold concentrates during fiscal 1999 were approximately $256,424, as compared to approximately $487,000 during fiscal 1998. The decrease is due to limited mining activity, which includes bulk sample milling to keep the plant in operational condition.

Production costs were $124,581 during fiscal 1999 as compared to $487,033 during fiscal 1998. Although the Company contemplated in fiscal 1998 to increase the through put rates, due to low gold prices the Company did not under take extensive mining operations. To keep the plant in operational condition and to expand exploration activity, the Company worked only on the newly discovered extension of the Bear Vein with a small crew. Cash costs per ounce of gold sold were $337 (US$227) per ounce during fiscal 1998 as compared to $573 (US$417) in fiscal 1997. Cash costs include mining, milling maintenance and on-site general and administrative expenditures.

Liquidity and Capital Resources

At December 31, 2002 the Company had $223,475 in cash on hand.  Accounts payable and accrued liabilities increased slightly to $514,619 compared to $500,558 for the same period in 2001.  The Company had a working capital deficiency of $271,978 at December 31, 2002 compared to a deficiency of $558,482 at December 31, 2001.  The decrease in the deficiency is attributable to increase financing activity during the period resulting from improved market conditions for gold equities.  Accounts payable and accrued liabilities for this period include $110,500 in accrued management fees payables to directors and $199,141 in accrued taxes and fees levied by the Province of British Columbia.  Management disputes the later charges levied by the Province of BC and is engaged in discussion to resolve the matter and does not expect these accounts to have a significant effect on liquidity and capital resources during the coming year.

Company management believes there are sufficient reserves at Table Mountain to recommence profitable production with gold  priced at US$325 per ounce or above.  Recommencing production could restore the Company’s status as a going concern.  In order to recommence production, however, additional cash of at least $3.5 million is required.  Management is taking steps to secure such financing but there is no certainty that management will be able to secure the needed funding.

The Company’s financial performance is dependent on many external factors. World prices and markets for gold and precious metals are cyclical, difficult to predict, volatile, subject to government fixing, pegging and/or controls, and respond to changes in domestic and international political, social and economic environments. Additionally the availability and costs of funds for production and other costs is increasingly difficult to project. All of these factors can materially affect the financial performance of the Company.

As at December 31, 2002, the Company has a working capital deficiency of $271,978 and has incurred significant losses in recent years. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The Company plans to obtain sufficient equity or debt financing to enable the Company to continue to explore and develop its mining properties.

The management of the Company is not in a position to give any assurance to its shareholders that the funds resulting in future from the sale of Company securities, and without anticipation of any cash flow from production of gold from the Table Mountain gold mine in near future, will provide adequate cash during 2003 to meet the Company’s commitments and planned activities.

The Company’s operations were not effected by inflation nor effected by foreign currency fluctuations. Further, the Company’s operations were not subjected to any governmental, economic, fiscal, monetary or political policies or factors that have materially affected, directly or indirectly, the company's operations.

Status of Table Mountain Mine

Since acquiring the Table Mountain property in January 1993, the Company has invested approximately $5 million to develop and mine reserves and to improve mining facilities on the property. Firm expenditure commitments on the Table Mountain Property are minor. The Table Mountain property has been assembled over a period of fourteen years by a direct staking and purchase, and through option agreements with prior owners. Purchase and option payments to date total approximately $3,300,000 exclusive of any production royalties. The Company owns most of the claims outright, including those that are currently producing. However, certain claims on other portions of the property that the Company does not currently intend to develop carry net smelter royalty obligations ranging from five to fifteen percent if the Company commences production on those claims. Due to highly variable nature of quartz-vein type gold mineralization at Table Mountain property, production rates and mill head grades have varied from quarter to quarter, resulting in fluctuating in revenue streams. In this light, previous results cannot be taken as a reliable indicator of future performance.

New Accounting Pronouncements

In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement costs. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Management does not believe that the adoption of this standard will have a material impact on the Company’s financial statements.

Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”) provides guidance in the recognition and measurements of liabilities for costs associated with exit or disposal activities.  The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which addresses the accounting for and disclosure of guarantees.  Interpretation 45 requires a guarantor to recognize liability for the fair value of a guarantee at inception.  The recognition of the liability is required even if it is not probable that payments will be required under the guarantee.  The disclosure requirements are effective for interim and annual financial statements ending after December 15, 2002.  The initial recognition and measurement provisions are effective for all guarantees within the scope of Interpretation 45 issued or modified after December 31, 2002.

FIN 46, “Consolidation of Variable Interest Entities”, clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 is applicable immediately for variable interest entities created after January 31, 2003.  For variable interest entities created prior to January 31, 2003, the provisions of FIN 46 are applicable no later than July 1, 2003.

The implementation of these new standards is not expected to have a material effect on the Company’s financial statements.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with accounting principle generally accepted in Canada. Differences from United States accounting principles are disclosed in Note 11 in the Notes to the Consolidated Financial Statements in Item 17 of this Annual Report on Form 20F. Some accounting policies have a significant impact on the amount reported in these financial statements. A summary of those significant accounting policies can be found in the Summary of Significant Accounting Policies in our consolidated financial statements. Note that our preparation of this Annual Report on Form 20-F requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates. We believe as explained below that our most critical accounting policies cover the following areas: resource properties, long-term investments and stock-based compensation.

Resource Properties

Our policy on resource properties determines the timing of our recognition of certain exploration costs. In addition, this policy determines whether acquisition, exploration and development costs are classified as expenses or capitalized. Management is required to use professional judgment in determining whether costs meet the criteria for immediate expense or capitalization.

Long Term Investments

Long-term investments, which consist primarily of investments in public companies, are recorded at cost less write-downs, when in management’s opinion a permanent impairment in value has occurred. Management is required to use professional judgement in determining whether long-term investments have suffered permanent impairments in value.

Stock-Based Compensation

The Company has adopted the new recommendations of CICA Handbook Section 3870, “Stock-Based Compensation and Other-Stock-Based Payments”.  It is applied on a prospective basis and applies to all awards granted on or after January 1, 2002.  Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Consultants

The standard requires that all stock-based awards made to consultants be measured and recognized in these consolidated financial statements using a fair value based method such as the Black-Scholes option pricing model.

Employees

The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets.  Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.  The Company continues to use the intrinsic value method of accounting for stock options granted to directors (for services rendered as a director) and employees, as allowed under the new section.  Under this method, compensation cost is not recognized in the financial statements for stock options granted to directors and employees when the exercise price of options granted equals or exceeds the market value of the underlying common shares.  The proceeds received on exercise of stock options are credited to share capital.  The section does, however, require the disclosure on a pro-forma basis of the impact on operations of using the fair-value based method for stock options granted to directors and employees on or after January 1, 2002 (Note 8).

Item 6: Directors, Senior Management, and Employees

The following list, as of December 31, 2002, provides the names of the Directors and the senior management of the Company. The Directors have served in their respective capacities since their election appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company. All Directors are residents of Canada.

Directors & Officers

Name

Particulars

Elected

Guilford H. Brett, BA (*)

785 Grantham Place

1961

President & C.E.O.

North Vancouver, B.C. V7L 1S9

Directs and manages affairs of

The Company.  Also President

And a Director of Consolidated

Pacific Bay Minerals Ltd. And a

Director of Knexa Solutions Inc.

Father of David Brett

Luard Manning, PEng. (*)

945 Belvedere Dr.

1991

Director

North Vancouver, B.C.

Independent Mining Engineer

David H. Brett, MBA (*)

502 First St.

1996

Director/Officer

New Westminster, B.C

Involved in general management

Of  the Company.  Also CEO of

Knexa Solutions Inc and a Director

Of Consolidated Pacific Bay

Minerals Ltd.

Leanora Homrig

6596 Woodlyn Road

2002

Officer

Ferndale, WA

Secretary Treasurer, involved in

corporate governance duties of the

company.  Also an officer of Knexa Solutions

Inc. and Consolidated Pacific Bay Minerals Ltd.

(*) Member of the Audit Committee

Executive Officers

During the year ended December 31, 2002, there were two (2) executive officers of the Company.

Guilford H. Brett

President/Chief since 1966

Executive Officer & Director

President of Consolidated Pacific Bay Minerals Ltd.

Father of David Brett, VP.

David H. Brett

Vice-President. Director since 1996.

President of Knexa.com Enterprises Inc.

Son of CEO Guilford Brett.

There have been and are no other arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was or will be selected as a Director or Executive Officer.

Executive Compensation

Remuneration paid or payable to directors and officers of the Company in 2002 amounted to $184,000 (2001 - $120,698;  2000 - $90,000).  As at December 31, 2002, $110,500 (2001 – $96,000) is included in accounts payable to one director for remuneration.  During 2002, $45,500 (2001 - $Nil) in consulting fees were settled through the issuance of shares and warrants (Note 7(d)).

During 2002, the Company received $59,922 (2001 - $93,371; 2000 - $91,773) for rent and administrative services provided to companies with common directors.  These amounts are recorded as a reduction of administration expenses.

During 2001, the Company transferred shares held in Consolidated Pacific Bay Minerals Ltd. to settle amounts owing to a director totaling $68,000 (2002 and 2000 - $Nil).  The 2001 transaction was recorded using the carrying values of the shares transferred which was consistent with the value of the shares being transferred at the date the agreement to transfer the shares was entered into.  The market price of the shares at the date of transfer was $130,000.

The above-noted transactions were in the normal course of business and were measured at the exchange value which was the amount of consideration established and agreed to by the related parties.

SUMMARY COMPENSATION TABLE

Name and Position of Principal	Annual Compensation				Long-term Compensation
		Salary	Bonus	Other	Awards		Payouts
					Securities/Under Options/SARs	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compensation
	Year	($)	($)	($)	(#)	($)	($)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Guilford H. Brett (Chief Executive Officer & Chairman)	2002	90,000	Nil	7,200	300,000	Nil	Nil	Nil
	2001	90,000	Nil	Nil	300,000	Nil	Nil	Nil
	2000	90,000	Nil	Nil	Nil	Nil	Nil	Nil

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or Officers.

Options and Stock Appreciation Rights (“SAR”s)

Shareholders of the Company and the regulatory authorities have approved a Stock Option Plan through which shares are reserved from the Treasury of the Company for issuance to Directors and Key Employees of the Company pursuant to Incentive Stock Option Agreements to be entered into with them, all in accordance with the terms of the Stock Option Plan. Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interests of the Company.

The following options and SARs were granted to the Named Executive Officer during the most recently completed financial year.

OPTION/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name (a)	Securities Under Options/ SARs Granted (#) (b)	% of Total Options/SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Under- lying Options/ SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Guilford Brett	300,000	12%	0.25	$0.24	22/05/05

The following table sets out the aggregate options exercised by the Named Executive Officer during the most recently completed financial year and the aggregate financial year-end value of unexercised options:

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options at FY-End	Money Value of Unexercised in the Money Options at FY-End ($)
			Exercisable/	Exercisable/
			Unexerciseable	Unexercisable
(a)	(b)	(c)	(d)	(e)
Guilford H. Brett	300,000	Nil [1]	300,000	87,000
			Exercisable	Exercisable

Notes:

1.

The aggregate value realized represents the difference between the market value of the Common Shares at exercise and the exercise price, multiplied by the number of Common Shares acquired on exercise.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has an employment agreement dated January 1, 1988, as amended (the "Employment Agreement") with Guilford H. Brett that expires on January 1, 2003 and automatically renewing thereafter on an annual basis unless terminated by either of the parties in accordance with the provisions of the Agreement.. Under the Employment Agreement Guilford Brett is to receive an annual salary of $90,000, subject to adjustment in accordance with changes in the Consumer Price Index for Canada, together with a car allowance of $600 per month.

Either the Company or Guilford Brett may terminate the Employment Agreement on 12 months' notice. In the event of any such termination by the Company, the Company shall, at the expiration of such 12 month period pay to Guilford Brett an amount equal to 12 months' remuneration at the then current rate of remuneration.

In the event of a change of control of the Company, Guilford Brett has the option, until the first anniversary of such change, to terminate the Employment Agreement on 30 days notice. If he elects to terminate the Employment Agreement, he is entitled to receive all money and benefits he would have received under the Employment Agreement until to its next anniversary, together with 12 months' remuneration at the level of remuneration being paid to him at the date of termination. A change of control is deemed to occur:

(a)

at such time as an individual or group of individuals who appear to be acting in concert, other than Guilford Brett or a group to which he belongs, acquires 20% or more of the outstanding Common Shares of the Company; or

(b)

at such time as a majority of the Board of Directors of the Company is constituted by persons other than persons who are, as at January 1, 1988, members of the Board of Directors of the Company.

Compensation of Directors

During the most recently completed financial year the directors of the Company did not receive fees for attendance of board meetings or other cash compensation in their capacity as directors. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

The following options and SARs were granted to directors of the Company during the most recently completed financial year.

OPTION/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name (a)	Securities Under Options/SARs Granted (#) (b)	% of Total Options/SARs Granted to Employees in Financial Year (c)	Exercise Base Price ($/Security) (d)	Market Value of Securities Under- lying Options/SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Non-executive directors as a group	250,000	10.2%	.25	.24	22/05/05

The following table sets out information with respect to options and SARs exercised by non-executive directors during the most recently completed financial year and outstanding to the non-executive directors at the end of the most recently completed financial year.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/Unexercisable (e)
Non-executive directors as a group	200,000	25,850	100,000 Exercisable	29,000 Exercisable

Management Contracts

The Company is not party to Management Contracts with anyone other than Directors or Named Executive Officers of the Company.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company have been indebted to the Company or its subsidiary during the financial year ended December 31, 2002.

Number of Employees

As at December 31, 2002 the Company had three employees.

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or Officers.

Item 7: Major Shareholders and Related Party Transactions

The Company has authorized 100,000,000 common shares and 5,000,000 preference shares without par value. As at December 31 2002, 32,630,356common shares were issued and outstanding.

The Company’s securities are recorded on the books of its transfer agent in registered form. The majority of such shares are, however, registered in the name of intermediaries such as brokerage houses and clearinghouses on behalf of their respective clients. The Company does not have knowledge of the beneficial owners thereof. To the best of its knowledge, the Company is not directly nor indirectly owned or controlled by another corporation(s) or by a foreign government.

To the knowledge of the directors and senior officers of the company, no persons or companies beneficially own, directly or indirectly, equity shares carrying more than 5% of the voting rights attached to all of the shares of the company.

There are no voting agreements or similar arrangements (formal, informal, written, or oral) known to management to exist.

The Company was incorporated under the name Glen Copper Mines Limited pursuant to the laws of the Province of British Columbia by registration of its Memorandum and Articles in 1965. It changed its name to Cusac Industries Ltd. in 1974 and then to Cusac Gold Mines Ltd. in 1995. The Company’s Common Shares are traded on the Toronto Stock Exchange under symbol CQC and also on NASDAQ OTC BB under symbol CUSIF.

The Company’s securities are recorded on the books of its transfer agent in registered form. The majority of such shares are, however, registered in the name of intermediaries such as brokerage houses and clearinghouses on behalf of their respective clients. The Company does not have knowledge of the beneficial owners thereof.

Pacific Corporate Trust is the Company’s Transfer Agent in Vancouver located at Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, BC V6C 3B8 and in Toronto, located at Pacific Corporate Trust Company, Box 56,1925 Commerce Court West, Toronto, Ontario M5L 1B9.

The Trust company records indicate as of December 31 2002, 14,078,237 shares registered in the names of 233 Canadian individuals, companies and brokerage houses. This represents registered Canadian shareholders holding 43.14% of the issued shares.

There are 11 shareholders in foreign countries other than the United States who hold 6,515 shares, representing less than .0002% of issued shares.

There are 1,348 shareholders of record in the United States holding 20,300,626 shares, representing 62.21% of the issued shares. The Company has no knowledge of the number of bearer (street form) shares held by other United States residents. Similarly, the Company has no knowledge of the number of Canadian and other shareholders who hold bearer shares, or whose shares are in the combined number held by brokerage firms.

The Company was accepted for trading on NASDAQ in July 1980 under the symbol CUSIF. On August 20 1998, the NASDAQ Stock Market, Inc. chose to delist the Company's securities from trading on the NASDAQ Stock Market for the sole reason that the price for the Company’s common stock had not maintained a bid price of US$1.00 in keeping with a recently implemented new rule. At the time of the determination, Cusac was and remains in complete compliance with all other NASDAQ rules. The Company’s common stock continues to trade on the OTCBB. In addition, Cusac remains a reporting company under the United States Securities and Exchange Commission rules and its common stock continues to trade on the Toronto Stock Exchange.

Loans payable to directors and Related and related parties bearing no interest, security or fixed terms of repayment amounted to $6,246 (2001 - $53,563).

Remuneration paid or payable to the officers and directors in year 2002 amounted to $184,000 (2001 - $120,698; 2000 - $90,000).  As at December 31, 2002, $110,500 (2001 - $96,000) is included in accounts payable to one director for remuneration.  During 2002, $45,500 (2001 – Nil) in consulting fees were settled through the issuance of shares and warrants.

During the year 2002, the Company received $93,371 (2001 - $91,773) for rent and administrative services provided to companies with common directors.

Item 8: Financial Information

Please refer to the Consolidated Audited Financial Statements in the Appendix, which includes Auditor’s report, Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Statements of Cash Flows. There are no legal proceedings currently pending.

Item 9: The Offer and Listing

The shares of the Company are traded on the Toronto Stock Exchange under the trading symbol CQC and also on the OTC Bulletin Board under the symbol CUSIF.

The Company has not distributed dividends on its common stock in the past and doses not expect to distribute dividends in the near future.

The Company is not intending at this time to do any offering of its shares, hence Item 9 is not applicable.

The high and low sales prices of the common share price of the Company for the most recent six months and five fiscal years on the Toronto Stock Exchange (“CQC”) are:

Most recent six months:

Month	High	Low
May, 2002	$0.58	$0.14
April, 2002	$0.19	$0.15
March, 2002	$0.19	$0.13
February, 2002	$0.15	$0.12
January, 2002	$0.14	$0.10
December, 2001	$0.12	$0.10

For the year ending December 31, 2001:

Quarter	High	Low
First	$0.10	$0.17
Second	$0.19	$0.12
Third	$0.19	$0.12
Fourth	$0.15	$0.10

For the year ending December 31, 2000:

Quarter	High	Low
First	$0.22	$0.07
Second	$0.20	$0.12
Third	$0.30	$0.20
Fourth	$0.22	$0.10

For the year ending December 31, 1999:

Quarter	High	Low
First	$0.18	$0.08
Second	$0.16	$0.07
Third	$0.13	$0.07
Fourth	$0.18	$0.07

For the year ending December 31, 1998:

Quarter	High	Low
First	$0.40	$0.25
Second	$0.45	$0.26
Third	$0.32	$0.15
Fourth	$0.20	$0.12

For the year ending December 31, 1997:

Quarter	High	Low
First	$0.75	$1.25
Second	$0.90	$0.50
Third	$1.40	$0.32
Fourth	$0.70	$0.22

The high and low sales prices for the recent six months and five fiscal years on the OTC:BB (“CUSIF”) are:

Most recent six months:

Month	High	Low
May, 2002	$0.34	$0.08
April, 2002	$0.15	$0.09
March, 2002	$0.12	$0.08
February, 2002	$0.10	$0.07
January, 2002	$0.09	$0.06
December, 2001	$0.08	$0.06

For the year ending December 31, 2001:

Quarter	High	Low
First	$0.11	$0.07
Second	$0.125	$0.075
Third	$0.135	$0.095
Fourth	$0.09	$0.065

For the year ending December 31, 2000

Quarter	High	Low
First	$0.16	$0.06
Second	$0.08	$0.16
Third	$0.20	$0.13
Fourth	$0.12	$0.07

For the year ending December 31, 1999

Quarter	High	Low
First	$0.12	$0.675
Second	$0.11	$0.05
Third	$0.11	$0.04
Fourth	$0.13	$0.05

For the year ending December 31, 1998

Quarter	High	Low
First	$0.3125	$0.1875
Second	$0.3125	$0.1250
Third	$0.2500	$0.0938
Fourth	$0.1250	$0.0781

For the year ending December 31, 1997

Quarter	High	Low
First	$0.88	$0.56
Second	$0.64	$0.36
Third	$0.84	$0.31
Fourth	$0.69	$0.16

Item 10: Additional Information

The Company was incorporated under the name Glen Copper Mines Limited pursuant to the laws of the Province of British Columbia by registration of its Memorandum and Articles in 1965. It changed its name to Cusac Industries Ltd. in 1974 and then to Cusac Gold Mines Ltd. in 1995. The Company’s Common Shares are traded on the Toronto Stock Exchange under symbol CQC and on NASDAQ OTC BB under symbol CUSIF.

The Company has authorized 100,000,000 common shares and 5,000,000 preference shares without par value. As at December 31 2002, 32,630,356 common shares were issued and outstanding.

Stock Options

The Company has a Stock Option Plan (“the Plan”) for directors, officers and employees.  There are restrictions on the number of common shares to be reserved for individuals and insiders under the Plan.  Options granted must be exercised no later than ten years after the date of the grant or such lesser periods as regulations require.  The maximum number of Common Shares to be issued under the Plan is 3,000,000 provided that the Company can not have at any given time more than 20% of its issued shares under option.

The following table summarizes the number of fully-exercisable stock option transactions and the weighted average exercise prices thereof:

	Number of options	Weighted Average Exercise Price

Outstanding at January 1, 2000	1,760,000	$0.23
Granted	2,150,000	0.19
Cancelled/expired	(420,000)	0.11
Exercised	(1,730,000)	0.17

Outstanding at December 31, 2000	1,760,000	0.24
Granted	690,000	0.17
Cancelled/expired	(440,000)	0.22
Exercised	(700,000)	0.17

Outstanding at December 31, 2001	1,310,000	0.25
Granted	2,450,000	0.25	*
Exercised	(1,970,000)	0.24

Outstanding at December 31, 2002	1,790,000	$0.27

*

The weighted average fair value of options during 2002 is $0.15 based on the Black-Scholes option pricing model using weighted average assumptions, as described in Note 8.

At December 31, 2002, common share options exercisable and outstanding were summarized as follows:

Number	Exercise Price	Expiry Date

290,000	$0.35	January 27, 2003
50,000	$0.26	August 20, 2003
450,000	$0.26	September 9, 2003
70,000	$0.15	April 18, 2005
830,000	$0.25	May 22, 2005
100,000	$0.25	December 9, 2005

1,790,000

Subsequent to year end, 745,500 options with a weighted average exercise price of $0.29 were exercised for gross proceeds of $212,750.

Of the options due to expire on January 27, 2003, 15,000 options were exercised and 275,000 options expired, unexercised.

a)

Settlement of Debt

During the year ended December 31, 2002, 250,000 shares (valued at $45,500 based upon the trading price of the common shares on the date of the agreement) and 250,000 fully exercisable warrants with exercise prices of $0.17 and $0.19 in the first year and $0.20 in the second year were issued as settlement for amounts due for consulting services owed to directors totaling $45,500 (Note 10).

A summary of the warrant terms is as follows:

	Exercise Price
Number	Year 1	Year 2	Expiry Date

200,000	$0.19	$0.20	June 17, 2004
50,000	$0.17	$0.20	August 1, 2004

WARRANTS OUTSTANDING AS OF DECEMBER 31, 2002

The following table summarizes the number of fully exercisable warrants transactions during 2002, 2001 and 2000:

	Number	Weighted Average Exercise price

Balance, January 1, 2000	1,225,000	$1.60

Issued	650,000	0.36

Expired	(1,225,000)	1.60

Balance, December 31, 2000	650,000	0.36

Issued	385,625	0.25

Expired	(650,000)	0.36

Balance, December 31, 2001	385,625	0.25

Issued	2,900,000	0.29

Exercised	(340,000)	0.23

Balance, December 31, 2002	2,945,625	$0.29

A summary of the warrants outstanding at December 31, 2002 is as follows:

Exercise Price

Number	Year 1	Year 2	Expiry Date

145,625	-	$0.25	January 29, 2003	*
1,500,000	$0.40	-	October 24, 2003
200,000	$0.17	$0.20	June 17, 2004
100,000	$0.19	$0.20	June 17, 2004
1,000,000	$0.17	$0.20	August 1, 2004

2,945,625

*

exercised subsequent to year end.

Subsequent to year end, 245,625 warrants with a weighted average exercise price of $0.22 were exercised for gross proceeds of $53,406.

Canada has no system of exchange controls. There are no exchange restrictions on borrowings from foreign countries or on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. The Investment Canada Act (the “Act”) enacted on June 20, 1985, as amended by the Canada-United States Free Trade Agreement Implementation Act (Canada), requires the prior notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control” of a “Canadian business,” all as defined in the Act. For the purposes of the Act, “control” can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business, or the direct or indirect acquisition of interests in an entity that carries on a Canadian business or which controls the entity, which carries on the Canadian business. Under the Act, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where more than one-third, but less than a majority, of the voting shares of a corporation are acquired, unless it can be established that the corporation is not controlled in fact through the ownership of voting shares. Other rules apply with respect to the acquisition of non-corporate entities.

To the best of the registrant's knowledge, there are no governmental laws, decrees or regulations in Canada relating to restriction on the import/export of capital, or which affect the remittance of interest, dividends, or other payments to non-resident holders of the Company’s common stock. Any such remittance to United States' residents, however, is subject to a 15% withholding tax pursuant to Articles X, Xl, and XII of the reciprocal Canada-United States Income Tax Convention. Except for the Investment Canada Act, there are no limitations under the laws of Canada, the Province of British Columbia, or in the Charter or any other constituent documents of the registrant on the rights of foreigners to hold and/or vote the shares of the registrant. The provisions of the Investment Canada Act provide legislative guidelines for screening and evaluating new foreign investment in Canada. The purpose of the legislation is to:

a)

encourage investment in Canada that contributes to economic growth and employment;

b)

provide for the review of significant investments by Non-Canadians to ensure benefits to Canada

All investments that meet the following criteria are subject to a review:

a)

direct acquisition of control of an existing Canadian business with assets in excess of five million dollars;

b)

indirect acquisition of an existing Canadian business having assets of fifty million dollars or more;

c)

indirect acquisition of control of an existing Canadian business with assets of between five million and fifty million dollars where Canadian assets constitute over 50% of the total assets involved in the worldwide transaction; and

d)

investments in prescribed areas related to cultural heritage or national identity where the discretionary authority to review is exercised.

The foregoing discussion of Canadian taxation and United States taxation is of a general and summary nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder. Accordingly, prospective investors should consult their own tax advisors as to the tax consequences of receiving dividends from the company or disposing of their Common Stock.

Canadian Taxation

Any dividend, including stock dividends, paid or credited, or deemed to be paid or credited, by the Company to a shareholder will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, subject to the provisions of any applicable income tax convention. Pursuant to the Treaty, the rate of withholding tax generally will be reduced to 15% in respect of dividends paid to a shareholder who is a resident of the United States.

Future income taxes at December 31, 2002 amounted to $nil. Income and resource taxes are accounted for by the tax liability method. Under this method, income and resource taxes reflect the deferral of such taxes to future years. The deferral is a result of temporary differences, which arise when certain costs, principally amortization and deferred exploration expenses, are claimed for tax purposes in different time periods than the related amounts are amortized in the accounts.

As at December 31, 2002, the Company has approximately $4,080,000 of un-deducted exploration and developmental costs, which are available to offset against future income for Canadian tax purposes.

US Taxation

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company’s Common Stock. A U.S. Taxpayer who pays Canadian tax on a dividend on the Common Stock will be entitled, subject to certain limitations, to a credit ( or alternatively, a deduction) against federal income tax liability. A domestic corporation that owns at least 10% of the voting stock of the Company should consult its tax advisor as to applicability of the dividends received deduction or deemed paid foreign tax credit with respect to dividends paid on the Company’s Common Stock.

Item 11: Quantitative and Disclosures about Market Risk

Market risk represents the risk of loss that may impact the financial position, results of operations, or cash flows of the Company due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks.

The company has no interest bearing debt and is therefore only minimally exposed to interest rate risk.

At present the Company conducts substantially all of its activities in Canada with the majority of transactions denominated in Canadian dollars. The Company’s management believes that fluctuations in interest rates and currency exchange rates in the near term will not materially affect the Company’s consolidated operating results, financial position or cash flows as the Company has limited risks related to interest rate and currency exchange rate fluctuations.

As the Company is in a care and maintenance stage, it presently has no activities related to derivative financial instruments, derivative commodity instruments or hedging instruments.

Item 12: Description of Securities other than Equity Securities

Not Applicable.

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14: Material Modifications to the Rights of Security Holders

There are no material modifications to instruments defining the rights of holders of any class of registered securities and there is no general or specific effect on the Company’s securities.

Item 15: Controls and Procedures

Based on their evaluation as of a date within ninety days of the filing date of this Annual Report on Form 20-F, the Company’s Chief Executive Officer and Officer acting in the capacity of the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15-d14(c) under the Securities Exchange Act of 1934 (the “Act”) ) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Act is recorded, processed, summarized and communicated to them as appropriate to allow timely decisions regarding required disclosure.

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to the date of the recent evaluation performed by the Company’s Chief Executive Officer and Officer acting in the capacity of the Chief Financial Officer including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16: Reserved

Not Applicable.

PART III

Item 17: Financial Statements

See the Audited Financial Statements listed in Item 19 Exhibits hereof and filed as part of this Annual Report. The Company’s financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principals (GAAP), the application of which, in the case of the Company, conforms in material respects for the periods presented with United States GAAP, except as discussed in the notes to the financial statements. The FINANCIAL STATEMENTS contain an Independent Auditors’ Report, Consolidated Balance Sheet, Consolidated Statements of Operations & Deficit, Consolidated Statements of Cash Flows, Summary of Significant Accounting Policies and Notes to Financial Statements.

Item 18: Financial Statements

Not Applicable.

Item 19: Exhibits

(a) Exhibit I  -  FINANCIAL STATEMENTS

The financial statements and notes required by Item 17 are attached hereto and found immediately following the text of this Annual Report in an exhibit I.

The following financial statements are filed as part of this annual report on Form 20-F:

Financial Statements for the Fiscal Year ended December 31st, 2002:

•

Independent Auditors’ Report

•

Consolidated Balance Sheet

•

Consolidated Statements of Operations & Deficit

•

Consolidated Statements of Cash Flows

•

Summary of Significant Accounting Policies

•

Notes to Financial Statements

(b) Exhibit 99.1 -  Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 99.2 -  Certification of Officer Acting in the Capacity of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Cusac Gold Mines Ltd.

Consolidated Financial Statements

December 31, 2002 and 2001

(Stated in Canadian Dollars)

Cusac Gold Mines Ltd.

Consolidated Financial Statements

December 31, 2002 and 2001

(Stated in Canadian Dollars)

Contents

Auditors' Report

Comments by Auditors for U.S. Readers On Canada-U.S. Reporting Differences

Consolidated Financial Statements

Balance Sheets

Statements of Operations and Deficit

Statements of Cash Flows

Summary of Significant Accounting Policies

Notes to the Financial Statements

BDO Dunwoody LLP

600 Park Place

Chartered Accountants

666 Burrard Street

Vancouver, BC, Canada V6C 2X8

Telephone:  (604) 688-5421

Telefax:  (604) 688-5132

E-mail:  vancouver@bdo.ca

www.bdo.ca

Auditors' Report

To The Shareholders of

Cusac Gold Mines Ltd.

We have audited the Consolidated Balance Sheets of Cusac Gold Mines Ltd. as at December 31, 2002 and 2001 and the Consolidated Statements of Operations and Deficit and Cash Flows for each of the years in the three-year period ended December 31, 2002.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatements.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.  As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied, except for the change in the method of accounting for stock-based compensation as explained in the Summary of Significant Accounting Policies, on a consistent basis.  As discussed in the Summary of Significant Accounting Policies, the Company prospectively changed its accounting policy for stock-based compensation.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada

April 16, 2003

BDO Dunwoody LLP

600 Park Place

Chartered Accountants

666 Burrard Street

Vancouver, BC, Canada V6C 2X8

Telephone:  (604) 688-5421

Telefax:  (604) 688-5132

E-mail:  vancouver@bdo.ca

www.bdo.ca

Comments by Auditors for U.S. Readers

On Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in the Summary of Significant Accounting Policies to the consolidated financial statements.  Our report to the shareholders dated April 16, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada

April 16, 2003

 Cusac Gold Mines Ltd.

Consolidated Balance Sheets

(Stated in Canadian Dollars)

December 31	2002	2001

Assets

Current
Cash and cash equivalents	$ 223,475	$ -
Receivables	18,047	3,798
Prepaid expenses	7,365	1,076

	248,887	4,874

Long-term investments and advances (Note 2)	363,543	189,693
Capital assets (Note 3)	18,119	9,987
Resource properties (Note 4)	2,211,569	2,211,569

	$ 2,842,118	$ 2,416,123

Liabilities and Shareholders' Equity

Liabilities

Current
Bank overdraft (Note 5)	$ -	$ 9,235
Accounts payable and accrued liabilities	514,619	500,558
Loans from related parties (Note 6)	6,246	53,563

	520,865	563,356
Shareholders' equity
Share capital (Note 7)
Authorized
5,000,000 preference shares, no par value
100,000,000 common shares, no par value
Issued
32,630,356 (2001 – 27,120,356) common shares	17,454,916	16,168,748
Contributed surplus (Note 8)	346,324	-
Deficit	(15,479,987)	(14,315,981)

	2,321,253	1,852,767

	$ 2,842,118	$ 2,416,123

Approved by the Board:

    “Guilford Brett”

Director

“David Brett”

Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

 Cusac Gold Mines Ltd.

Consolidated Statements of Operations and Deficit

(Stated in Canadian Dollars)

For the years ended December 31	2002	2001	2000

Production revenue	$ -	$ -	$ -
Production and operating costs	-	-	127,064

	-	-	(127,064)

Expenses
Administration (Note 8)	784,388	323,157	363,227
Amortization of capital assets	4,066	3,600	44,537
Resource property acquisition and exploration	338,668	148,404	173,026
Resource property and capital asset write-downs (Note 4)	-	26,000	31,435

	1,127,122	501,161	612,225

Loss from operations	(1,127,122)	(501,161)	739,289

Other income (expenses)
Gain (loss) on sale of investments	(7,427)	(21,986)	124,103
Gain on equipment disposal	1,605	61,164	49,796
Gain on partial sale of property	-	7,000	-
Interest	3,938	2,516	9,494
Reclamation expense recovery	-	38,037	-
Investment write-down (Note 2)	(35,000)	(18,893)	(6,393)

	(36,884)	67,838	177,000

Net loss for the year	(1,164,006)	(433,323)	(562,289)

Deficit, beginning of year	(14,315,981)	(13,882,658)	(13,320,369)

Deficit, end of year	$ (15,479,987)	$ (14,315,981)	$ (13,882,658)

Loss per share – basic and diluted	$ (0.04)	$ (0.02)	$ (0.02)

Weighted average shares outstanding	29,273,211	26,453,502	24,687,231

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

 Cusac Gold Mines Ltd.

Consolidated Statements of Cash Flows

(Stated in Canadian Dollars)

For the years ended December 31	2002	2001	2000

Cash provided by (used in)

Operating activities
Net loss for the year	$ (1,164,006)	$ (433,323)	$ (562,289)
Items not involving cash
Acquisition of resource property interests for shares	8,000	-	-
Amortization of capital assets	4,066	3,600	44,537
Investment and advances write-down	35,000	18,893	6,393
Gain on equipment disposal	(1,605)	(61,164)	(49,796)
Gain on partial sale of property	-	(7,000)	-
Loss (gain) on sale of investments	7,427	21,986	(124,103)
Stock-based compensation	346,324	-	-
Resource property and capital asset write-downs	-	26,000	31,435
Net change in
Receivables	(14,249)	(1,153)	14,607
Prepaid expenses	(6,289)	(1,076)	28,800
Accounts payable and accrued liabilities	59,561	169,567	140,567
	(725,771)	(263,670)	(469,849)
Financing activities
Proceeds from (repayment of) related party loans	(47,317)	27,534	(160,492)
Share capital	1,232,668	249,625	393,000
(Repayment of) proceeds from bank overdraft	(9,235)	(3,303)	12,538
	1,176,116	273,856	245,046
Investing activities
Acquisition of capital assets	(12,198)	-	(1,710)
Proceeds on equipment disposal	1,605	61,502	95,596
Proceeds on partial sale of property	-	15,000	-
Acquisition and expenditures on resource properties	-	-	(9,715)
Advances to affiliated companies	(192,335)	(110,985)	(38,719)
Investment in affiliated and other companies	(81,835)	-	(39,646)
Net proceeds on disposal of investments	57,893	24,297	218,133
	(226,870)	(10,186)	223,939

Increase (decrease) in cash	223,475	-	(864)
Cash and cash equivalents, beginning of year	-	-	864

Cash and cash equivalents, end of year	$ 223,475	$ -	$ -

The following transactions did not result in cash flows and have been excluded from financing and investing activities:
Acquisition of mineral property interests for shares	$ 8,000	$ 8,000	$ 26,000
Stock-based compensation (Note 8)	$ 346,324	$ -	$ -
Settlement of debt with shares and warrants (Note 7)	$ 45,500	$ -	$ -
Shares received as settlement of advances receivable	$ -	$ 97,000	$ 136,000
Transfer of investment as settlement of accounts payable and administration expenses	$ -	$ 68,000	$ 16,000

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

 Cusac Gold Mines Ltd.

Summary of Significant Accounting Policies

(Stated in Canadian Dollars)

December 31, 2002 and 2001

Ability to Continue as a Going Concern

While the consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, the occurrence of significant losses in recent years and the Company’s working capital deficiency raises substantial doubt about the validity of this assumption.  If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

The Company’s continued existence as a going concern is dependent upon its ability to continue to obtain adequate financing arrangements and to achieve profitable operations.  Management’s plans in this regard are to diversify its resource property holdings and obtain sufficient equity or debt financing to enable the Company to continue its efforts towards the exploration and development of new mineral properties and recommence producing gold at the Table Mountain Mine when economically feasible.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

Principles of Accounting

The Company follows Canadian generally accepted accounting principles for a mining company as set out below.  Differences from United States accounting principles are disclosed in Note 12 to these financial statements.

All figures are reported in Canadian dollars.  Exchange ratios between the United States and Canadian dollar for each of the periods reported in these financial statements, with bracketed figures reflecting the average exchange rate for the year are:

December 31, 2000  US$1 : CDN$1.4988  CDN$ (1.4853)

December 31, 2001  US$1 : CDN$1.5911  CDN$ (1.5490)

December 31, 2002  US$1 : CDN$1.5769  CDN$ (1.5702)

Principles of Consolidation	These consolidated financial statements include the accounts of Cusac Gold Mines Ltd. and its inactive, wholly-owned subsidiary Gulf Titanium Inc. All intercompany balances have been eliminated.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of three months or less.  The Company places its cash and cash investments with institutions of high-credit worthiness.  At times, such investments may be in excess of federal insurance limits.

 Cusac Gold Mines Ltd

Summary of Significant Accounting Policies - Continued

(Stated in Canadian Dollars)

December 31, 2002 and 2001

Capital Assets

Capital assets are recorded at cost.  Amortization is recorded over the estimated useful life of the capital assets on the straight-line basis as follows:

Mine plant and buildings

-

10%

Mine equipment

-

30%

Office equipment

-

20% - 30%

Automotive equipment

-

30%

Leasehold improvements

-

over lease term

Resource Properties

Exploration costs pertaining to individual resource prospects are charged to income as incurred except for expenditures on specific properties having indications of the presence of a mineral resource with the potential of being developed into a mine.  In this case, acquisition, exploration and development costs relating to mineral properties are deferred until such time as it is determined that the costs are not likely to be recouped or mineral properties are brought into production, abandoned, or sold, at which time they are amortized on the unit of production basis over the estimated life of the property or written off to earnings.  Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of related properties.  Properties that include certain abandoned claims are carried at cost unless only minimal exploration costs were incurred on abandoned claims, in which case the cost of acquisition is apportioned and an appropriate amount is written off.  Inactive properties are carried at cost unless there is an abandonment of the Company’s interest, at which time the cost is written off.  Gains or losses on partial sales of properties are reflected in the Statement of Operations and Deficit in the period of sale.

Where the Company enters into an option agreement for the acquisition of an interest in mining properties which provides for periodic payments, such amounts unpaid are not recorded as a liability since they are payable entirely at the Company’s option.  As at December 31, 2002, the Company had no material option agreements outstanding other than an option agreement entered into with Aboriginal Investment Ltd. in March 2001 for the exploration and possible development of the Tulameen Platinum Property.  Details of the agreement are set out in Note 4 to these financial statements.

 Cusac Gold Mines Ltd

Summary of Significant Accounting Policies - Continued

(Stated in Canadian Dollars)

December 31, 2002 and 2001

Future Income Taxes

Income and resource taxes are accounted for by the liability method.  Under this method, income and resource taxes reflect the deferral of such taxes to future years.  The deferral is a result of temporary differences which arise when certain costs, principally amortization and deferred exploration, are claimed for tax purposes in different time periods than the related amounts are amortized in the accounts.

Long Term Investments

Long term investments which consist primarily of investments in public companies are recorded at cost less write-downs, when in management’s opinion a permanent impairment in value has occurred.  Fair value of the investment in shares is determined based on market prices and the fair value of the advances approximates book value.

Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could materially differ from those estimates.  The assets which required management to make significant estimates and assumptions in determining carrying value include long-term investments, capital assets and resource properties.

Loss Per Share

Basic loss per share is calculated by dividing the net loss available to common stockholders by the weighted average number of shares outstanding during the year.  Diluted earnings per share reflects the potential dilution of securities that could share in earnings of an entity.  In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.  Basic and diluted loss per share are the same for the years presented.

For the years ended December 31, 2002 and 2001, potentially dilutive common shares (relating to options and warrants outstanding at year end) totaling 4,735,625 (2001 – 1,695,625;  2000 – 2,410,000) were not included in the computation of loss per share because their effect was anti-dilutive.

Financial Instruments

Financial instruments include receivables, long-term investments and advances, bank overdraft, accounts payable and accrued liabilities and loans from related parties.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  Unless otherwise noted, fair values approximate carrying values for these financial instruments.

 Cusac Gold Mines Ltd

Summary of Significant Accounting Policies - Continued

(Stated in Canadian Dollars)

December 31, 2002 and 2001

Stock-Based Compensation

The Company has adopted the new recommendations of CICA Handbook Section 3870, “Stock-Based Compensation and Other-Stock-Based Payments”.  It is applied on a prospective basis and applies to all awards granted on or after January 1, 2002.  Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Consultants

The standard requires that all stock-based awards made to consultants be measured and recognized in these consolidated financial statements using a fair value based method such as the Black-Scholes option pricing model.

Employees

The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets.  Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.  The Company continues to use the intrinsic value method of accounting for stock options granted to directors (for services rendered as a director) and employees, as allowed under the new section.  Under this method, compensation cost is not recognized in the financial statements for stock options granted to directors and employees when the exercise price of options granted equals or exceeds the market value of the underlying common shares.  The proceeds received on exercise of stock options are credited to share capital.  The section does, however, require the disclosure on a pro-forma basis of the impact on operations of using the fair-value based method for stock options granted to directors and employees on or after January 1, 2002 (Note 8).

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2002 and 2001

1.       Nature of Business

Cusac Gold Mines Ltd. (the “Company”) is in the business of exploring, developing and mining resource properties.  As at December 31, 2002, the Company’s principal asset, the Table Mountain Mine, was non-producing and in a care and maintenance mode.  The recoverability of amounts shown for resource properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to recommence producing gold at the Table Mountain Mine as well as future profitable production or proceeds from the disposition of such properties.

2.

Long-term Investments and Advances

	2002	2001
Investments
Consolidated Pacific Bay Minerals Ltd., 5% interest in common shares (2001 – 8%)	$ 45,080	$ 68,000
Knexa.com Enterprises Ltd., 3% interest in common shares (2001 – 5%) and warrants	137,064	97,129
International Taurus Resources Inc., 0% interest in common shares (2001 – 0%)	-	500

	182,144	165,629
Advances
Knexa.com Enterprises Ltd.	75,026	5,170
Consolidated Pacific Bay Minerals Ltd.	106,373	18,894

	$ 363,543	$ 189,693

The advances are unsecured, non-interest bearing and without specific terms of repayment.  Consolidated Pacific Bay Minerals Ltd. and Knexa.com Enterprises Ltd. have common directors with the Company.

In 2000, Consolidated Pacific Bay Minerals Ltd. issued 1,133,333 common shares to the Company as repayment of advances totaling $136,000.

In 2001, Knexa.com Enterprises Ltd. issued 485,000 common shares to the Company as repayment of advances totalling $97,000.

Subsequent to December 31, 2002, Consolidated Pacific Bay Minerals Ltd. issued 500,000 common shares to the Company as repayment of advances totaling $50,000.

Aggregate cost and market value information with respect to long-term investments as at December 31, 2002 and 2001 are summarized as follows:

	2002	2001

Aggregate cost, net of write-downs	$ 182,144	$ 165,629

Aggregate market value	$ 103,717	$ 151,469

Gross unrealized losses	$ 78,427	$ 19,827

Gross unrealized gains	$ -	$ 5,667

During 2002, 2001 and 2000, the Company wrote down the value of its long-term investments and advances as follows:

	2002	2001	2000
Investments
Consolidated Pacific Bay Minerals Ltd.	$ 35,000	$ 18,893	$ 6,393

3.      Capital Assets

 2002

2001

Accumulated

Net Book

Accumulated

Net Book

Cost

  Amortization

Value

        Cost

 Amortization

Value

Automotive

  equipment

$

144,461

$

136,742

$

7,719

$

135,380

$

135,380

$

-

Leasehold

  improvements

2,128

2,128

-

2,128

1,914

214

Mine plant and

  buildings

515,265

515,265

-

515,265

515,265

-

Mine equipment

1,226,513

1,225,935

578

1,226,513

1,225,833

680

Office equipment

60,287

50,465

9,822

57,170

48,077

9,093

$1,948,654

$

1,930,535

$18,119

$

1,936,456

$

1,926,469

$

9,987

4.     Resource Properties

	2002	2001
British Columbia, Canada

Table Mountain Mine
Cost of claims	$ 773,402	$ 773,402
Deferred exploration and development	7,105,167	7,105,167

	7,878,569	7,878,569

Less: accumulated amortization	(3,550,000)	(3,550,000)
accumulated write-downs	(2,117,000)	(2,117,000)

	2,211,569	2,211,569
Golden Loon
Cost of claims	26,000	26,000
Less: accumulated write-downs	(26,000)	(26,000)

	-	-
Tulameen Platinum
Cost of claim	8,000	8,000
Less: recovery of cost	(8,000)	(8,000)

	-	-

	$ 2,211,569	$ 2,211,569

Table Mountain Mine

The Table Mountain Mine property (the “Property”) is located in the Cassiar district of British Columbia.  The Property consists of 142 (2001 – 129) full and fractional mineral claims and Crown Grants (approximately 944 units), with hard rock claims covering an area of approximately 16,468 hectares (63.6 square miles).

Included in deferred development costs is $114,444 (2001 - $114,444) on deposit with regulatory authorities to ensure costs of environmental reclamation charges are provided for.

Commitments and Contingencies:

Certain historically non-producing claims carry obligations for the Company to pay net smelter return royalties of 2½% and a 10% net profits interest on production from these claims.

There is a lien against the Table Mountain Mine property in connection with unpaid taxes.

Golden Loon Property

The Company entered an exploration and joint venture operation agreement (the “Agreement”) for the exploration and possible development of 193 mineral claims located in the Kamloops mining division known as the Golden Loon Property.  In 2000, the Company issued 100,000 shares valued at $16,000 and a cash payment of $10,000 upon signing of the agreement.  During the year ended December 31, 2001, the Company incurred $101,382 of exploration costs on the property.  In June 2001, the Company decided to abandon the project and accordingly, wrote-off the related deferred costs of $26,000.

Tulameen Platinum Property

On March 15, 2001, the Company entered into an agreement to acquire a four year option on the Tulameen Platinum Property (53 units) located in the Similkameen Mining Division of the Province of British Columbia in exchange for:

•

the issuance of 100,000 shares (valued at $8,000 based on trading value) and a cash payment of $15,000 on or before August 1, 2001 (which was fully paid by Bright Star Ltd.  See the Bright Star Agreement below);

•

the issuance of 100,000 shares (issued) and $25,000 (paid) on August 1, 2002;

•

the issuance of 100,000 shares and $50,000 on August 1, 2003;  and

•

the issuance of 100,000 shares and $200,000 on August 1, 2004.

The Company is also obligated to pay a 2.5% net smelter royalty with a 1.0% buy back provision for $400,000 and to spend a minimum on exploration and development costs of $75,000 in the first year and $125,000 each subsequent year during the four year option period.

Bright Star Agreement

In March 2001, the Company entered into a letter of intent with Bright Star Ltd. (“Bright Star”) granting Bright Star the right and option to earn up to 70% of the Company’s interest in the Tulameen Platinum property under the following terms:

•

In exchange for 50% of the Company’s interest, Bright Star is to pay the Company $15,000 (which was received by the Company) upon execution of the Agreement.  Bright Star also has to spend exploration and development costs of $75,000 on or before August 1, 2002 and $125,000 on or before August 1, 2003 on the Tulameen property.  A one year grace period applies to all work commitments.  Also, Bright Star is to pay the claim holder $15,000 on or before August 1, 2001 (which has been paid) and $25,000 (which has been paid) on or before August 1, 2003.

•

Both parties agreed that any cash or stock payments to the claim holders subsequent to August 2003 would be shared on a pro-rata basis.

•

Bright Star is to complete the second phase of the exploration program which will include a pre-feasibility scoping study which requires expenditures not to exceed $300,000 to earn an additional 20% of the Company’s interest in the property.

Other Write-downs of Resource Properties

During 2002 and 2001, the Company forfeited certain non-producing Table Mountain claims on the fringe of the property.  In management’s opinion, the abandonment of these claims did not impair the property’s estimated reserves, accordingly, no related costs were written off.

During 2000, the Company incurred $14,435 (including a value of $10,000 attributed to 100,000 common shares issued during 2000) in connection with the acquisition of interests in the Taurus Property.  The Company subsequently abandoned these interests and wrote-off the related costs in 2000.

5.

Bank Overdraft

The Company has a $10,000 line of credit with a bank bearing interest at prime plus 1.5% per annum which is collateralized by all Company personal property and guaranteed by one of the directors.

6.

Loans From Related Parties

Loans payable to directors bearing no interest, security or fixed terms of repayment amounted to $6,246 (2001 - $53,563).

7.

Share Capital

a)

Issued common shares

	2002		2001		2000
	Number		Number		Number
	of Shares	Amount	of Shares	Amount	of Shares	Amount

Balance, beginning of year	27,124,356	$ 16,140,348	25,638,731	$ 15,912,723	23,058,731	$15,493,723

Issued during the year for:
Cash	2,650,000	698,500	685,625	102,125	650,000	97,500
Share subscriptions	200,000	30,000	-	-	-	-
Settlement of debt (Note 7(d))	250,000	45,500	-	-	-	-
Warrants exercised	340,000	78,500	-	-	-	-
Options exercised	1,970,000	450,300	700,000	117,500	1,730,000	295,500
Property (Note 4)	100,000	8,000	100,000	8,000	200,000	26,000

	32,634,356	17,451,148	27,124,356	16,140,348	25,638,731	15,912,723

Share subscriptions	-	5,368	-	30,000	-	-

Less: investment in Company shares	(4,000)	(1,600)	(4,000)	(1,600)	(4,000)	(1,600)

Balance, end of year	32,630,356	$ 17,454,916	27,120,356	$ 16,168,748	25,634,731	$15,911,123

In October 2002, the Company issued 1,500,000 units by way of a private placement for proceeds of $525,000.  Each unit consisted of one common share and one warrant entitling the holder to purchase one common share at an exercise price of $0.40 for a one-year period.

In June 2002, the Company issued 200,000 units by way of a private placement for proceeds of $30,000.  Each unit consisted of one common share and one warrant entitling the holder to purchase one common share at an exercise price of $0.15 in the first year and $0.20 in the second year.

In August 2002, the Company issued 950,000 units by way of a private placement for proceeds of $143,500.  Each unit consisted of one common share and one warrant entitling the holder to purchase one common share at an exercise price of $0.15 and $0.17 in the first year and $0.20 in the second year.

In March 2001, the Company issued 185,625 units by way of private placement for gross proceeds of $37,125.  Each unit consisted of one common and one warrant entitling the holder to purchase one common share at an exercise price of $0.25 per share for a two year period.

In July 2001, the Company entered into a private placement agreement with an investor to issue 200,000 units for gross proceeds of $30,000.  Each unit consisted of one common share and one warrant entitling the holder to purchase one common share at an exercise price of $0.25 per share for a one-year period.  The associated warrants were issued in 2001.  The full amount of the proceeds was received in 2001 and the shares were issued in March 2002.

In October 2001, the Company completed a private placement of 500,000 shares of common stock for gross proceeds of $65,000.

In February 2000, the Company issued 650,000 units by way of private placement for gross proceeds of $97,500.  Each unit consisted of one common share and one warrant entitling the holder to purchase one common share exercisable at US$0.20 in the first year and US$0.24 in the second year.

a)

Warrants

The following table summarizes the number of fully exercisable warrants transactions during 2002, 2001 and 2000:

	Number	Weighted Average Exercise price

Balance, January 1, 2000	1,225,000	$1.60

Issued	650,000	0.36

Expired	(1,225,000)	1.60

Balance, December 31, 2000	650,000	0.36

Issued	385,625	0.25

Expired	(650,000)	0.36

Balance, December 31, 2001	385,625	0.25

Issued	2,900,000	0.29

Exercised	(340,000)	0.23

Balance, December 31, 2002	2,945,625	$0.29

A summary of the warrants outstanding at December 31, 2002 is as follows:

Exercise Price

Number	Year 1	Year 2	Expiry Date

145,625	-	$0.25	January 29, 2003	*
1,500,000	$0.40	-	October 24, 2003
200,000	$0.17	$0.20	June 17, 2004
100,000	$0.19	$0.20	June 17, 2004
1,000,000	$0.17	$0.20	August 1, 2004

2,945,625

*

exercised subsequent to year end.

Subsequent to year end, 245,625 warrants with a weighted average exercise price of $0.22 were exercised for gross proceeds of $53,406.

c)    Stock Options

The Company has a Stock Option Plan (“the Plan”) for directors, officers and employees.  There are restrictions on the number of common shares to be reserved for individuals and insiders under the Plan.  Options granted must be exercised no later than ten years after the date of the grant or such lesser periods as regulations require.  The maximum number of Common Shares to be issued under the Plan is 3,000,000 provided that the Company can not have at any given time more than 20% of its issued shares under option.

The following table summarizes the number of fully-exercisable stock option transactions and the weighted average exercise prices thereof:

	Number of options	Weighted Average Exercise Price

Outstanding at January 1, 2000	1,760,000	$0.23
Granted	2,150,000	0.19
Cancelled/expired	(420,000)	0.11
Exercised	(1,730,000)	0.17

Outstanding at December 31, 2000	1,760,000	0.24
Granted	690,000	0.17
Cancelled/expired	(440,000)	0.22
Exercised	(700,000)	0.17

Outstanding at December 31, 2001	1,310,000	0.25
Granted	2,450,000	0.25	*
Exercised	(1,970,000)	0.24

Outstanding at December 31, 2002	1,790,000	$0.27

*

The weighted average fair value of options during 2002 is $0.15 based on the Black-Scholes option pricing model using weighted average assumptions, as described in Note 8.

At December 31, 2002, common share options exercisable and outstanding were summarized as follows:

Number	Exercise Price	Expiry Date

290,000	$0.35	January 27, 2003
50,000	$0.26	August 20, 2003
450,000	$0.26	September 9, 2003
70,000	$0.15	April 18, 2005
830,000	$0.25	May 22, 2005
100,000	$0.25	December 9, 2005

1,790,000

Subsequent to year end, 745,500 options with a weighted average exercise price of $0.29 were exercised for gross proceeds of $212,750.

Of the options due to expire on January 27, 2003, 15,000 options were exercised and 275,000 options expired, unexercised.

d)   Settlement of Debt

During the year ended December 31, 2002, 250,000 shares (valued at $45,500 based upon the trading price of the common shares on the date of the agreement) and 250,000 fully exercisable warrants with exercise prices of $0.17 and $0.19 in the first year and $0.20 in the second year were issued as settlement for amounts due for consulting services owed to directors totaling $45,500 (Note 10).

A summary of the warrant terms is as follows:

	Exercise Price
Number	Year 1	Year 2	Expiry Date

200,000	$0.19	$0.20	June 17, 2004
50,000	$0.17	$0.20	August 1, 2004

8.       Stock-Based Compensation

a)

The Company accounts for all stock-based compensation issued on or after January 1, 2002 to non-employees using the fair value based method and attributes no compensation expense to stock-based awards granted to employees. On May 22, 2002, the Company granted 120,000 stock options to directors and 1,380,000 stock options to certain consultants. All of these options have an exercise price of $0.25.  On August 22, 2002 and September 9, 2002, the Company granted 500,000 stock options and 450,000 stock options, respectively, with an exercise price of $0.26 to consultants. Compensation expense to non-employees is determined using the Black-Scholes option pricing model. Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants are as follows:

2002
Risk-free rate	3.21% to 3.40%
Dividend yield	Nil%
Volatility factor of the expected market price
of the Company's common shares	146%
Weighted average expected life of the options (months)	12

For the year ended December 31, 2002, the compensation cost for stock options granted to non-employees totaled $346,324 which was included in administrative expenses and credited to contributed surplus.

b)

The pro-forma disclosures of the effect of applying the fair value based method of Stock Based Compensation to employees rather than the adopted intrinsic method are as follows:

Year Ended
December 31
2002
Net loss – as reported	$(1,164,006)
Employees stock based compensation	15,343

Net loss – pro-forma	$(1,179,349)

Basic and diluted loss per share – as reported	$(0.04)
Basic and diluted loss per share – pro-forma	$(0.04)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

2002
Risk-free rate	3.40%
Dividend yield	Nil%
Volatility factor of the expected market price
of the Company's common shares	146%
Weighted average expected life of the options (months)	12

9.     Income Taxes

The tax effects of the temporary differences that give rise to the Company's future tax assets and liabilities are as follows:

2002

2001

Net operating and capital losses

$

3,762,000

$

4,629,000

Capital assets

348,000

412,000

Mineral properties and deferred exploration costs

702,000

663,000

Investments

8,000

9,000

Undeducted financing costs

2,000

4,000

Valuation allowance

(4,822,000)

(5,717,000)

Future tax assets (liabilities)

$

-

$

-

The tax benefit of net operating losses carried forward and the associated valuation allowance were reduced by $293,000 (2001 - $745,000), representing the tax effect of losses which expired in the year.

The provision for income taxes differs from the amount established using the statutory income tax rate for British Columbia resident corporations not eligible for the small business deduction as follows:

2002

2001

2000

Provision (benefit) at Canadian

statutory rate

$

(438,000)

$

(193,000)

$

(259,000)

Permanent differences

160,000

66,000

52,000

Undeducted stock option compensation

130,000

-

-

Effect of reduction in statutory rate

750,000

-

-

Increase (decrease) in

valuation allowance

(602,000)

127,000

207,000

$

-

$

-

$

-

The Company evaluates its valuation allowance requirements based on projected future operations.  When circumstances change and this causes a change in management's judgement about the recoverability of future tax assets, the impact of the change in the valuation allowance is reflected in current income.

The Company’s future tax assets include the tax effect of approximately $2,000 related to deductions for share issue costs in excess of amounts deducted for financial reporting purposes.  If and when the valuation allowance related to these amounts is reversed, the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Statement of Operations.

The Company has approximately $4,080,000 (2001 - $3,700,000) of undeducted exploration and development costs which are available for deduction against future income for Canadian tax purposes.  In addition, the Company has non-capital losses of approximately $7,270,000 (2001 - $7,700,000) expiring in various amounts from 2003 to 2009 and allowable capital losses of approximately $2,705,000 (2001 - $2,700,000) which are available to offset against future capital gains.

The Company evaluates its valuation allowance requirements based on projected future operations.  When circumstances change and this causes a change in management’s judgment about the recoverability of future tax assets, the impact of the change on the valuation allowance is reflected in current income.

The Company’s future tax asset includes the tax effect of $75,000 (2001 - $Nil) related to exploration and development expenditures renounced on flow-through share issuances.  If and when the valuation allowance related to future tax assets covering this amount is reversed, the Company will recognize this benefit as an increase in share capital as opposed to income tax expense.

10.

Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements include:

a)   Remuneration paid or payable to directors and officers of the Company in 2002 amounted to $184,000 (2001 - $120,698;  2000 - $90,000).  As at December 31, 2002, $110,500 (2001 – $96,000) is included in accounts payable to one director for remuneration.  During 2002, $45,500 (2001 - $Nil) in consulting fees were settled through the issuance of shares and warrants (Note 7(d)).

b)   During 2002, the Company received $59,922 (2001 - $93,371; 2000 - $91,773) for rent and administrative services provided to companies with common directors.  These amounts are recorded as a reduction of administration expenses.

c)    During 2001, the Company transferred shares held in Consolidated Pacific Bay Minerals Ltd. to settle amounts owing to a director totaling $68,000 (2002 and 2000 - $Nil).  The 2001 transaction was recorded using the carrying values of the shares transferred which was consistent with the value of the shares being transferred at the date the agreement to transfer the shares was entered into.  The market price of the shares at the date of transfer was $130,000.

The above-noted transactions were in the normal course of business and were measured at the exchange value which was the amount of consideration established and agreed to by the related parties.

11.

Commitments

Pursuant to an agreement, the Company is obligated to pay $7,500 per month in compensation to its president until December 31, 2003, subject to certain conditions.

12.

Differences Between Canadian and United States Generally Accepted Accounting Principles

As discussed in the Summary of Significant Accounting Policies, these consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

Differences in Canadian and United States accounting principles as they pertain to these financial statements are summarized as follows:

a)

Accounting for Unrealized Losses on Long-term Investments

Canadian generally accepted accounting principles (“Canadian GAAP”) require long term investments to be recorded at cost and written down to reflect permanent impairments in value.  Writedowns are recorded in the Statement of Operations.  United States generally accepted accounting principles (“US GAAP”) would require the Company’s long-term investments (available-for-sale securities) to be recorded at fair value in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.  Unrealized gains and losses are recorded as other comprehensive income which is a separate component of shareholders’ equity, except for declines in fair value that are determined to be other than temporary. These declines in value are charged to the Statement of Operations.  The gross unrealized losses described in Note 2 are temporary.

Writedowns recorded under Canadian GAAP reflect those that are believed to be permanent in nature.

b)

Settlement of debt

Under Canadian GAAP, no value was assigned to the 250,000 fully exercisable warrants granted to directors in connection with the issuance of 250,000 shares for the settlement of amounts due to directors for consulting services.

Under US GAAP, the warrants were valued on the date of the settlement agreement at $17,288 using the Black-Scholes option pricing model with the following assumptions:

2002
Risk-free rate	0.001%
Dividend yield	Nil%
Volatility factor of the expected market price
of the Company's common shares	146%
Weighted average expected life of the warrants (months)	12

c)

Stock option compensation

Under Canadian GAAP, the Company has elected not to record compensation costs for stock options granted to employees, but the effect would be required to be disclosed in the notes relating thereto.  Compensation expenses are calculated using the fair value method for stock-based compensation awards granted to non-employees after January 1, 2002. The compensation costs are recognized prospectively in the financial statements.

Under US GAAP, the Company applies Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”, and related Interpretation No. 44 in accounting for all stock options granted to employees and directors.  Under APB 25, compensation expense is only recognized for stock options granted with exercise prices below the market price of the underlying common shares on the date of grant.  Stock options that have been modified to reduce the exercise price are accounted for as variable.

Statement of Financial Accounting Standard (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, requires the Company to record compensation to “non-employees” using the fair value based method prescribed therein similar to accounting principles now in effect in Canadian GAAP. Compensation expense under US GAAP to non-employees is determined using the Black-Scholes option pricing model. For the year ended December 31,  2002, compensation expense incurred under SFAS No. 123 and not recognized in Canadian GAAP was $Nil (2001 - $27,588; 2000 - $145,000). Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants in 2001 and 2000 are as follows:

2001

2000

Risk-free interest rate

4.94%

6.0%

Dividend yield

Nil%

Nil%

Volatility factor of the expected market price

  of the Company’s common shares

100%

100%

Weighted- average expected life of the options

  (months)

24

12

d)

US GAAP requires the Company to present comprehensive income (loss) in accordance with SFAS No. 130, “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income (loss), its components and accumulated balances.  Comprehensive income comprises net income (loss) and all charges to shareholders’ equity except those resulting from investments by owners and distributions to owners.

The impact of the above on the financial statements is as follows:

2002	2001	2000

Net loss per Canadian GAAP	$ (1,164,006)	$ (433,323)	$ (562,289)
Adjustments related to:
Loss on settlement of debt (b)	(17,288)	-	-
Stock option compensation (c)	-	(27,588)	(145,000)

Net loss per US GAAP	(1,181,294)	(460,911)	(707,289)
Other comprehensive loss (a), (d)	(64,267)	(11,979)	(74,276)

Comprehensive loss per United States GAAP	$ (1,245,561)	$ (472,890)	$ (781,565)

Loss per share per US GAAP Basic and diluted	$ (0.04)	$ (0.02)	$ (0.03)

Shareholders’ equity per Canadian GAAP	$ 2,321,253	$ 1,852,767	$ 2,028,465
Adjustment related to:
Accumulated comprehensive loss - unrealized loss on investments (a)	(78,427)	(14,160)	(2,181)

Shareholders’ equity per US GAAP	$ 2,242,826	$ 1,838,607	$ 2,026,284

In July 2001, the FASB issued FAS No 143, “Accounting for Asset Retirement Obligations” (“FAS 143”).  FAS 143 prescribes the accounting for retirement obligations associated with tangible long-lived assets, including the timing of liability recognition and initial measurement of the liability. FAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. FAS 143 is effective for fiscal years beginning after June 15, 2002.

Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”) provides guidance in the recognition and measurements of liabilities for costs associated with exit or disposal activities.  The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002.

In November 2002, the FASB issued Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which addresses the accounting for and disclosure of guarantees.  Interpretation 45 requires a guarantor to recognize liability for the fair value of a guarantee at inception.  The recognition of the liability is required even if it is not probable that payments will be required under the guarantee.  The disclosure requirements are effective for interim and annual financial statements ending after December 15, 2002.  The initial recognition and measurement provisions are effective for all guarantees within the scope of Interpretation 45 issued or modified after December 31, 2002.

FIN 46, “Consolidation of Variable Interest Entities”, clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 is applicable immediately for variable interest entities created after January 31, 2003.  For variable interest entities created prior to January 31, 2003, the provisions of FIN 46 are applicable no later than July 1, 2003.

The implementation of these new standards is not expected to have a material effect on the Company’s financial statements.

13.

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing of Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUSAC GOLD MINES LTD.

(Registrant)

by:

“Guilford H. Brett”

Name:

GUILFORD H. BRETT

Title:

President and Chief Executive Officer

DATE:

June 27, 2003

CERTIFICATION

I, Guilford H. Brett, certify that:

1. I have reviewed this annual report on Form 20-F of Cusac Gold Mines Ltd. (the “Company”);

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

_”Guilford H. Brett”_____________________
Guilford H. Brett

President and

Chief Executive Officer

CERTIFICATION

I, David H. Brett, certify that:

1. I have reviewed this annual report on Form 20-F of Cusac Gold Mines Ltd. (the “Company”);

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

__”David H. Brett”____________________
David H. Brett

Vice President and

Officer acting in the capacity of the Chief Financial Officer

Exhibit 99.1

OFFICER'S CERTIFICATE

In connection with the Annual Report of Cusac Gold Mines Ltd. (the "Company") on Form 20F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on June 27, 2003 (the "Report"), I, Guilford H. Brett, President and Chief Executive Officer (Chief Executive Officer) of the Company, hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on this 27th day of June.

“Guilford H. Brett”

Name:

Guilford H. Brett

Title:

President and Chief Executive Officer

Exhibit 99.2

OFFICER'S CERTIFICATE

In connection with the Annual Report of Cusac Gold Mines Ltd. (the "Company") on Form 20F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on June 27, 2003 (the "Report"), I, David H. Brett, Officer acting in the capacity of the Chief Financing Officer of the Company, hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(3)

the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(4)

the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on this 27th day of June.

“David H. Brett”

Name:

David H. Brett

Title:

Vice President and Officer acting in the capacity of the Chief Financial Officer