Form 20-F
period 2003-12-31
CUSAC GOLD MINES LTD
filed 2004-06-30
CIK 768374

UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

___

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR

___

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Company’s classes of capital or Common Stock as of the close of the period covered by this registration statement 39,400,981 common shares.

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES    X

NO ____

Indicate by check mark which financial statement Item the Company has elected to follow

Item 17    X

Item 18 ____

TABLE OF CONTENTS

Item 1: Directors, Senior Management and Advisors

Item 2: Offer Statistics and Expected Timetable

Item 3: Key Information

Selected Financial Data for Five Years Ended December 31st 2003

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

Year ended December 31, 2003 Compared to year ended December 31, 2002

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

Part I

Item 1: Directors, Senior Management and Advisors

Not Applicable.

Item 2: Offer Statistics and Expected Timetable

Not Applicable.

Item 3: Key Information

Selected Financial Data in accordance with Canadian GAAP for Five Years Ended December 31st 2003

	2003*	2002	2001	2000	1999
Production Revenue		-	-	-	$256,424
Production Costs		-	-	$127,064	$124,581
Administration & Amortization	$1,161,527	$788,454	$326,757	$407,764	$705,621
Exploration Expense	$296,332	$338,668	$174,404	$204,461	$333,705
Income Taxes	-	-	-	-	-
Operating Income	-$1,457,859	-$1,127,122	-$501,161	-$739,289	-$907,483
Net Income	-$1,442,991	-$1,164,006	-$433,323	-$562,289	-$743,291
Income per share	-$0.04	-$0.04	-$0.02	-$0.02	-$0.03
Net Assets	$3,448,522	$2,321,253	$1,852,767	$2,028,465	$2,717,754
Total Assets	$3,968,744	$2,842,118	$2,416,123	$2,465,823	$2,632,499
Capital Stock	$19,404,606	$17,454,916	$16,168,748	$15,911,123	$15,492,123

*As further discussed below and in the audited financial statements hereto, the Company’s 2003 and 2002 results reflect the expensing of stock options in accordance with  generally accepted accounting principals promulgated during 2002.

Currency and Exchange Rates

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.

The noon rate of exchange on May 16, 2004 as reported by the Bank of Canada, for the conversion of Canadian dollars into U.S. dollars was Cdn$1.39 per U.S.$1.00 (Cdn.$1.00 equals $0.72).

	Monthly High (1)	Monthly Low (1)
May 2004	$0.73	$0.72
April 2004	$0.77	$0.73
March 2004	$0.77	$0.74
February 2004	$0.77	$0.74
January 2004	$0.79	$0.75
December 2003	$0.78	$0.77

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

Year Ended December 31, 2003

                 2003          2002           2001          2000           1999

--------------------------------------------------------------------------------

High           $1.4163       $1.5190        $1.4995       $1.4505

--------------------------------------------------------------------------------

Low            $1.2712       $1.6049        $1.5925       $1.5335

--------------------------------------------------------------------------------

Average        $1.4014       $1.5702        $1.4192       $1.4870

--------------------------------------------------------------------------------

Period End     $1.2924       $1.5800        $1.5925       $1.4995

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

Differences in Canadian and United States accounting principles as they pertain to these financial statements are summarized as follows:

Accounting for Unrealized Losses on Long-term Investments

Canadian generally accepted accounting principles (“Canadian GAAP”) require long term investments to be recorded at cost and written down to reflect permanent impairments in value.  Writedowns are recorded in the Statement of Operations.  United States generally accepted accounting principles (“US GAAP”) would require the Company’s long-term investments (available-for-sale securities) to be recorded at fair value in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.  Unrealized gains and losses are recorded as other comprehensive income which is a separate component of shareholders’ equity, except for declines in fair value that are determined to be other than temporary. These declines in value are charged to the Statement of Operations.  The gross unrealized losses described in Note 2 are, in management’s opinion, temporary.

Writedowns recorded under Canadian GAAP reflect those that are believed to be permanent in nature.

Settlement of debt

Under Canadian GAAP, no value was assigned to the 250,000 fully exercisable warrants granted to directors in connection with the issuance of 250,000 shares for the settlement of amounts due to directors for consulting services in 2002.

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

Statement of Financial Accounting Standard (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, requires the Company to record compensation to “non-employees” using the fair value based method prescribed therein similar to accounting principles now in effect in Canadian GAAP. Compensation expense under US GAAP to non-employees is determined using the Black-Scholes option pricing model. For the year ended December 31,  2003, compensation expense incurred under SFAS No. 123 and not recognized in Canadian GAAP was $Nil (2002 - $Nil; 2001 - $27,588). Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants in 2001 were as follows:

2001

Risk-free interest rate

4.94%

Dividend yield

Nil%

Volatility factor of the expected market price

  of the Company’s common shares

100%

Weighted- average expected life of the options

  (months)

24

Under Canadian GAAP, no value was assigned to the warrants granted to agents in connection with the private placement of 3,430,000 units which was issued in December 2003 (Note 7).  Under US GAAP, the 514,500 agent warrants were valued on the closing date of the private placement using the Black-Scholes option pricing model with the following weighted average assumptions:

2003

Risk-free interest rate

2.59%

Dividend yield

-%

Volatility factor of the expected market price

  of the Company's common shares

92%

Weighted average expected life of the

options (months)

18

The value of the warrants was approximately $80,835 which was charged against share capital as share issuance costs.  The net effect on the Company’s financial statements is $Nil.

e)

Under Canadian income tax regulation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors.  The Company has accounted for the issue of flow-through shares using the deferral method in accordance with Canadian GAAP.  At the time of issue, the funds received are recorded as share capital.  For US GAAP, the premium paid in excess of the market value is credited to other liabilities and included in income as the qualifying expenditures are made.  There was no premium on the flow-through shares issued for all periods presented.

Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow-through funds which are unexpended at the consolidated balance sheet dates are considered to be restricted and are not considered to be cash or cash equivalents under US GAAP.  As at December 31, 2003, unexpended flow-through funds were $1,050,000 (2002 - $75,000).

f)

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

The impact of the above on the financial statements is as follows:

	2003	2002	2000

Net loss per Canadian GAAP	$ (1,442,991)	$ (1,164,006)	$ (433,323)
Adjustments related to:
Loss on settlement of debt (b)	-	(17,288)	-
Stock option compensation (c)	-	-	(27,588)

Net loss per US GAAP	(1,442,991)	(1,181,294)	(460,911)
Unrealized gains (losses) on investments (a), (f)	14,414	(64,267)	(11,979)

Comprehensive loss per United States GAAP	$ (1,428,577)	$ (1,245,561)	$ (472,890)

Loss per share per US GAAP Basic and diluted	$ (0.04)	$ (0.04)	$ (0.02)

Shareholders’ equity per Canadian GAAP	$ 3,448,552	$ 2,321,253	$ 1,852,767
Adjustment related to:
Accumulated comprehensive loss - unrealized loss on investments (a)	(64,013)	(78,427)	(14,160)

Shareholders’ equity per US GAAP	$ 3,384,539	$ 2,242,826	$ 1,838,607

In January 2003, the FASB issued FIN No. 46 (which was amended in December 2003 to become FIN No. 46(R)), “Consolidation of Variable Interest Entities, an Interpretation of ARB 51”.  The primary objectives of FIN No. 46(R) are to provide guidance on the identification of entities for which control is achieved through means other than voting rights (variable interest entities or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE.  This new model for consolidation applied to an entity for which either:  (1) the equity investors do not have a controlling financial interest; or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties.  In addition, FIN 46(R) requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures.  As amended in December 2003, the effective dates of FIN No. 46(R) for all non-small business issuers are as follows:  (a) for interests in special-purpose entities:  periods ended after December 15, 2003; (b) for all VIEs created before January 31, 2003: periods ending after December 15, 2004; and (c) for all VIEs created after January 31, 2003, FIN 46(R) is applicable immediately.

The implementation of the not yet adopted standard is not expected to have a material effect on the Company’s financial statements.

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

availability and costs of financing;

ongoing costs of production;

market prices for the metals to be produced;

environmental compliance regulations and restraints; and

political climate, governmental regulation and control, or both.

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

industrial and jewelry demand,

expectations with respect to the rate of inflation,

the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies,

interest rates,

central bank sales,

forward sales by producers,

global or regional political or economic events, and

production costs in major gold-producing regions such as South Africa, South America and the former Soviet Union.

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

Fluctuating Price and Demand of Gold and Base Metals

The demand for and supply of gold affects gold prices, but not necessarily in the same manner as supply and demand may affect the prices of other commodities. The supply of gold consists of a combination of new mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant impact on the supply of gold or on its price. There is a risk that the Company revenue from gold sales, if any, may never rise above the cost of production and as such operations may never become economical.

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

Nature of Business

The validity of mining claims is often uncertain and may be contested. In accordance with mining industry practice, the Company has surveyed the key claims of the known resources located within its properties. However, the boundaries of some of the Company's mining properties have not been surveyed, and, therefore, in accordance with the mining laws of British Columbia, the precise location and area of these mining properties may be in doubt and could be the subject of competing claims. Title insurance is unavailable in Canada. The bulk of the Company’s claims have been held for at least  20 years, during which time there have been no disputes as per the Company’s knowledge.

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

The Company has 100,000,000 authorized common shares of no par value of which, 39,400,981 common shares of Common Stock were issued and outstanding as of December 31, 2003. The Company also has 5,000,000 preference shares of no par value as of December 31, 2003.

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

In January 1993, the Company acquired all of Energold’s property interests at Table Mountain, that included Energold’s 300-ton per day mill,  various buildings at the site,  sundry mining equipment, various vehicles, substantial historical mining data and other capital goods in exchange for the issuance of 2,032,229 shares of the Company's common stock at a deemed value of $1.2 million. Since that acquisition, the Company has invested approximately $6 million in developing ore reserves and improving the mining facilities.

Cusac began mining on the Table Mountain Gold Property in September of 1993. Mining operations continued until low grades and weak bullion prices forced suspension of continuous operations in the fourth quarter of 1997. Limited operations resumed in July of 1998 and continued until June of 1999. Between April of 1994 and suspension of operations the Company produced approximately 63,000 ounces of gold from the property.

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

In recent years the price of gold has increased and the Company has been able to raise equity funding for exploration, as outlined in detail below.  Production has not recommenced at time of writing, but management is seeking to raise sufficient funds to restart mining operations.

The Table Mountain Gold Property

Note:  The following historical and geological information relating to the Table Mountain Property is largely from “Technical Report on Table Mountain Gold Property - Cusac Gold Mines Ltd. Cassiar Mining District, British Columbia, Canada” by Dale A. Sketchley, M.Sc., P.Geo., July 31, 2003 and conforms to disclosure requirements for mineral companies as promulgated by Canadian securities regulators under National Policy 43-101.  Management of the Company is in agreement with the content of this report and as such it is presented here as reflecting the position and opinions of management.

The Table Mountain Gold Property is in northern British Columbia, 115 km southwest of Watson Lake, Yukon Territory, and 120 km northeast of Dease Lake, British Columbia (Figure 1).  Access to the property is via Highway 37, which connects to these towns.  The abandoned town of Cassiar is at the northwestern end of the property, and the unincorporated settlement of Jade City is on Highway 37 at the road entrance to the mine facilities.

Cusac Gold Mines Ltd. presently controls the majority of the hard rock mining claims and a number of placer claims in the Cassiar area, which comprise the Table Mountain Gold Property in the Liard Mining District, NTS 104P (Figure 2).  The property covers approximately 14,000 hectares (5,100 acres) and is mostly contiguous.  The property has been acquired by direct staking, outright purchase, and option agreements.  Most of the claims are owned outright, with some subject to option payments and net smelter royalties, or net profit interests.  The claim names, tenure numbers, expiry dates, number of units, and tag numbers of all claims that comprise the property and are currently in good standing are listed in Appendix II.

The author has not verified the title to these claims, the underlying agreements, and claim post locations, because these are beyond the scope of this report, except for those that cover the most recent area of exploration work.  A field inspection of the Cordoba and Nu-Tara claims, which cover the recent work area, was conducted during the most recent property visit, and the Legal Corner Posts for these claims were verified to be accurately located according the mineral titles map M104P022 (Figure 3).  In addition, the Nu-Tara claim has been legally surveyed.

Figure 1. Table Mountain Gold Property Location Map. The red highlighted square indicates the property location and the area illustrated in Figure 2.

Figure 2.  Table Mountain Gold Property Claim Location Map.  Red stars indicate the main mining areas, and the blue star, the processing, tailings, and camp facilities.

Figure 3.  Mineral Titles Map M104P022.  Verification of location of Cordoba and Nu-Tara mineral claims.

The Table Mountain processing and support facilities consist of a 300 ton-per-day gravity-floatation mill, power plant, service facilities, offices, core library, cookhouse, and bunkhouses. A newly-completed and permitted tailings pond, with approximate capacity of 50,000 tonnes, is next to these facilities, which are centrally located in the camp adjacent to McDame Lake and Highway 37.  Additional service facilities are located at the Cusac mine in the southern portion of the camp

The property contains numerous occurrences of gold-bearing quartz veins, many of which have been mined underground and less so from surface.  Numerous old surface disturbances such as access roads, trenches, open pits, underground staging areas, and drill sites occur throughout the property and have been reclaimed (Hunt 2003).  There are two tailings disposal facilities, one of which has been reclaimed.  Deposits of material from placer mining are present along McDame Creek.  The author knows of no environmental liabilities on the property.  Work permits are required on an as-needed basis in advance of the work being conducted.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

Numerous secondary haul roads, accessible by two-wheel-drive vehicles, connect to all parts of the camp from Highway 37.  Four-wheel-drive and off-road vehicles are required to access more remote areas of the property and those with roads or trails in poor condition.

The climate is characterized by short, warm summers and long, cold winters.  Underground mining, which is most common, can be conducted year round, and small open pit mining, which is less common, is usually conducted only in the summer.

The property covers the McDame Creek valley at McDame Lake and the lower tributary valleys of Snowy Creek, Troutline Creek, Quartzrock Creek, Lang Creek, and Finlayson Creek; the upper valley of Pooley Creek; all of Table Mountain; and the lower slopes of Mount McDame and Huntergroup Massif.  Other prominent, frequently referred to, geographic features include Wings Canyon at the confluence of Troutline Creek and Quartzrock Creek, Callison Lake northeast of the Main Mine, and Needlepoint Mountain west of Cusac Mine.

Valley bottoms comprise shallow lakes and swamps with thick, stunted growths of pine and spruce.  Treed areas extend to upland areas where they give way to open brush and alpine meadows. Although the surrounding mountainous areas are rugged, much of the camp area has rolling topography.  Placer workings extend from McDame Lake down McDame Creek for about 20 km.

The property contains numerous historical mining areas and is well set up for continued mining operations.  Areas of high exploration potential have sufficient surface areas for access; power and water sources are in-place; mining personnel would be hired externally and housed in the on-site work camp; tailings storage areas are permitted; and the on-site processing plant is operational.

HISTORY

Chronology

Gold was discovered in the Cassiar District in 1874. The district developed into one of British Columbia's major placer camps; most of its production occurred between 1874 and 1895.  The largest nugget discovered in British Columbia, 73 oz, came from this camp (Barlee 1980).  Minor small-scale placer mining continues today.

Although placer production in the district was significant, little was done prior to 1933 to locate lode gold deposits.  In 1934, the first gold-bearing quartz veins were found in Quartzrock Creek. Following this, numerous veins were discovered and many claims were staked.  The higher-grade portions of these veins were exploited by small-scale mining over the next forty years.  At one point, half-a-dozen abandoned mill sites with capacities of less than 12 tons per day existed in the area.  Well-known individuals that played an important role in the early years of the emerging gold camp include John Vollaug, Hans Ericksen, J.R. Boulton, John Hope, F. Callison, Pete Hamlin, and Fred and Guilford Brett.  Cusac's interest in the area began with the prospecting efforts of Fred and Guilford Brett who formed Glen Copper Mines Ltd., which evolved into Cusac Industries Ltd., and in 1995, Cusac Gold Mines Ltd.

The first larger operation started in 1978 when the Agnes and Jennie Mining Company Limited and Nu-Energy Development Corp., which later amalgamated to become Erickson Gold Mining Corporation, commenced production from the Jennie Vein in the Main Mine.  In 1979 and 1980, Cusac conducted work in the area of the Cusac Mine.  During 1980, Plaza Mining Corporation commenced open pit production from the eastern portion of the Vollaug Vein.  Between 1978 and 1984, development of the Main Mine, also known as the Erickson Mine, was expanded to include workings on four main levels to exploit the Jennie, Maura, Alison, and Bear Veins.  Esso Resources Canada Limited conducted exploration around the Main Mine in the early 1980's.

Exploration around Quartzrock Creek by United Hearne Resources Limited in the late 1970's lead to commencement of production at the Taurus Mine in 1981, which continued until 1988.  At the same time, Sable Resources Ltd. and Plaza Resources Ltd. developed underground workings on the east side of 88 Hill.

Cusac discovered several veins at Pooley Creek in 1982, and conducted minor work on them.  In 1983, Erickson commenced production from the Troutline Mine at the eastern end of the Vollaug Vein and from various open pits along it.  In the following year, Cusac optioned its property to Erickson, which had acquired Plaza in the previous year and continued to expand its property holdings.

In 1985, Total Compagnie Francaise des Petroles acquired operating control of Erickson, renamed the company Total Energold Corporation, commenced production from the Eileen Vein in the Cusac Mine in 1986, and discovered additional veins in the area.  During 1988, Total started work on the 10 level, a 2.5 km drift to access the Michelle High Grade Vein (MHG), which could not be accessed from the Cusac Mine because of high water flows.  Production from the Cusac Mine and Main Mine ceased, with only minor production continuing on the Vollaug Vein.  Work on level 10 ceased in 1989 due to high costs and high water flows.

Total elected to divest itself of all North American mineral assets in 1991.  Cusac purchased these assets, free and clear of any royalties to Total, re-opened the Cusac Mine, and in 1993, commenced production on the Bain Vein (Bain Mine).  During the development of the Cusac decline to the MHG Vein, the Big vein was defined and mined. Mining of the MHG commenced in June 1995, and continued through 1997.

The Katherine vein was open pit mined during 1995, and in early 1996, the 10 level development was extended by 250m.  Additional mining was conducted on the Vollaug, Melissa, and Lily Veins during 1996 and 1997, and surface mining was done on the Bear Vein during 1998.

In 1995, Cyprus Canada Inc. (Cyprus) entered into agreements with International Taurus Resources Inc. (Taurus) and Cusac on the Taurus project north of the current property area, which resulted in the definition of an inferred open pitable resource.  In 1996, Cyprus withdrew from the project, and Cusac entered into an agreement with Taurus, which conducted additional work that defined an indicated resource.  In 1998, Cusac optioned the claims and consolidated the entire Cassiar Gold Camp under one operator.  Cusac completed reclamation of the Taurus mine site, but no further work was conducted, and the agreement was subsequently terminated.

Diamond drilling was conducted on the East Bain Vein during 2002, which confirmed the existence of a gap with the West Bain Vein, but failed to extend the structure to the east.

Production

The Cassiar Gold Camp is one of British Columbia's major placer districts with recorded production of about 74,500 oz of gold (2,317 kg) between 1874 and 1895 (Holland 1950).  Minor placer production still continues today.

The first hard rock production occurred in 1934 when one ton of rock, containing four ounces of gold, was shipped out.  In 1939, 114 oz (3.5 kg) of gold were recovered from 130 tons of rock taken from the Jennie Vein.  During the 1940's, 1950's and 1960's, a maximum of 100 tons of ore was mined from the main deposits in the camp (Diakow and Panteleyev 1981).

The largest producer in the camp, the Main Mine, was in operation from 1979 until 1988.  Approximately 150,000 oz (4,666 kg) of gold were produced from the Jennie-Maura-Alison and Bear Vein systems (Glover 1998). The Taurus Mine operated between 1981 and 1988, and it produced 35,000 oz (1,089 kg) of gold (Trenaman 1997).  A small amount of this production came from the Plaza adit and open cuts on 88 Hill.  The Vollaug Vein was mined from various open pits and underground workings between 1980 and 1997.  Approximately 50,000 oz (1,555 kg) of gold were produced from this structure (Glover 1998).  Mining commenced on the Eileen-Michelle-Lily Vein system in 1986, and continued until 1997, with about 90,000 oz (2,799 kg) of gold produced (Glover 1998).  Production from the Bain Vein system spanned the period from 1993 to 1995, and totalled 24,000 oz (746 kg) of gold (Glover 1998).  Surface production from the Bear Vein in 1998 totalled about 1,000 oz (31 kg) of gold. Recorded production from the camp totals about 423,500 oz (13,172 kg) of gold.

Silver production from various deposits in the camp generally amounts to 75% of gold production.  A summary of gold production from major vein systems in the camp is given in Table 1.

Mineral Resource and Reserve Estimates

Historical resource and reserve estimates are summarized by Glover (2002b) and tabulated in Table 2.  The estimates for the Main Mine and Cusac Mine predate NI 43-101 and do not follow the CIM Standards on Mineral Resources and Reserves (2000).

Table 1. Historical Gold Production Table Mountain Gold Property – Cusac Gold Mines Ltd.
Vein System or Area	Tons (x 1,000)*	Head Grade* (oz/ton)	Ounces (x 1,000)*
Jennie-Maura-Alison & Bear	300	0.50	150
Eileen-Michelle-Lily	150	0.60	90
Bain	60	0.40	24
Vollaug	170	0.30	50
Taurus	318	0.12	35
McDame Creek Placer	N/A	N/A	74.5
Total	N/A	N/A	423.5

* Approximate values obtained from internal company technical reports.

Because the Main Mine has been closed and essentially sealed, the author is of the opinion that historical economic evaluations done to establish reserves from this area of the property do not reflect additional costs that would be incurred to re-open the mine and extract the mineralized material; therefore, it cannot be considered to contain reserves as outlined by the CIM Standards on Mineral Resources and Reserves (2000).  Accordingly, these reserves should be reclassified as resources using comparable categories, i.e. Proven Mineral Reserve to Measured Mineral Resource, and Probable Mineral Reserve to Indicated Mineral Resource, until an economic re-evaluation has been completed.

Reserves in the Cusac Mine do not need to be reclassified because this mine has not been closed and sealed.

Reserves in the Bain Mine were recently re-estimated by Fitzpatrick and Glover (2003) and are discussed in this report under the sections Mineral Resource Estimate and Mineral Reserve Estimate.

GEOLOGICAL SETTING

Regional Geology

The Cassiar Gold Camp is in the Sylvester Allochthon of the Slide Mountain Terrane (Gabrielse 1963; Gordy et al. 1982; Harms 1984, 1986, 1989; Harms et al. 1989; Nelson and Bradford 1989, 1993).  The allochthon occupies the flat-bottomed McDame synclinorium, which lies on autochthonous rocks of the Cassiar Terrane.  It comprises gabbro, pillowed and massive basalt, banded chert, carbonate, argillite, ultramafics, and minor arenite of Late Devonian to Late Triassic age.

Table 2. Historical Mineral Reserve Estimates (Glover 2002b) Table Mountain Gold Property – Cusac Gold Mines Ltd.
Mine Area	Vein Name	Block Name	Reserve Category (Proven)	Reserve Category (Probable)	Resource Category (Drill)	Block Grade (oz/ton)	Total Ounces (Proven)	Total Ounces (Probable)	Total Ounces (Drill)	Notes
Main	Jennie	B1		265		0.70		186		Below 35 L
Main	Jennie	B2		750		0.51		383		Below 35 L
Main	Jennie	D		950		0.38		361		Below 35 L
Main	Dease	DS1	170			0.78	133			Pillar over XC
Main	Dease	DS2	225			0.60	135			Pillar over XC
Main	Dease	DS4	1,130			0.61	689			Below 21 L
Main	Dease	DS5		525		0.75		393		Below 21 L
Main	Goldie	J2	300			0.30	90			Pillar below XC
Main	Goldie	J3		300		0.30		90		Pillar below XC
Main	Caitlin	K1		2,249		0.24		546		Crown Pillar
Main	Caitlin	K2		5,396		0.27		1,457		Crown Pillar
Main	Caitlin	K3			5,250	0.23			1,229
Cusac	Lily	1800	240			1.00	240			Lily 1800 Pillar
Bain	Bain	EBain			24,434	0.97			23,636	East Bain
Individual Tonnage Totals			2,065	10,435	29,684		1,287	3,416	24,865
Individual Au Grades			0.62	0.33	0.84
Grand Totals			42,184 tons			0.70 oz/ton	29,568 ounces
Notes:	- Ore is Proven where the grade has been reasonably established by past production and detailed sampling.
	- Probable ore includes blocks where continuity and grade have been established on at least two sides.
	- Drill indicated blocks are included where geological and assay continuity are reasonably assured.

The internal structure of the Sylvester Allochthon is characterized by many interleaved tectonic slices, bounded by subhorizontal, layer-parallel faults.  These lithotectonic slices are an order of magnitude smaller than the terrane itself, and they consist of a single rock type, or a few repeated rock types.  Small numbers of slices occur together in larger second-order packages, which are also fault-bounded and lensoidal (Harms 1986).

Nelson and Bradford (1989, 1993) divided the allochthon into three stacked, structural-lithological packages.  Division I, the lowest, is a sedimentary sequence that occurs along the margins.  The middle, Division II, is an ophiolitic assemblage that occupies the central portion and contains two major ultramafic sheets.  Division III, the upper, is an island-arc unit that caps the Division II at higher elevations.  The Cassiar Gold Camp is within Division II.

The Sylvester Allochthon responded to Jurassic compressional tectonics by thrusting along easterly-directed thrusts rather than regional-scale folding.  This resulted in the stacking of the three divisions into their present arrangement (Nelson and Bradford 1989, 1993). The synclinal geometry resulted from the formation of anticlinal stacks on either side during compression.  In addition, emplacement of the Cassiar batholith uplifted the pile, contributing to the consistent northeastward dip along its western margin.

Camp Geology

Lithological Units

Rocks in the Cassiar area  have been informally divided into lower, middle, and upper thrust sheets for mine geology purposes (Figure 4).  The lower and middle thrust sheets belong to Division II of Nelson and Bradford (1989, 1993); the upper, to Division III.  The lower thrust sheet comprises three volcanic-sedimentary subunits; the middle, Table Mountain Sediments (TMS); and the upper, Huntergroup Volcanics.  A major ultramafic sheet separates the lower and middle thrust sheets (Harms et al. 1989; Nelson and Bradford 1989, 1993).

The basal volcanic-sedimentary subunit of the lower thrust sheet comprises basalt, pillow-basalt breccias, and tuff interbedded with black clastics.  It is exposed west of the camp along the margins of the allochthon and was intersected at depth in drill holes in the western and northwestern part of the camp.  The unit does not host any of the veins in the camp.  It does host three known massive sulphide occurrences and a silica-pyrite replacement body on Mt. McDame.

The middle subunit, which comprises mafic extrusive rocks interlayered with bedded chert and argillite, crops out along the northeastern and southwestern margins of the camp along ridges and valley sides.  Although it does not crop out extensively within the camp, it underlies much of the camp as shown in drill-hole intersections.  Correlations are made using green to maroon and red chert, bedded rhodonite northeast of Taurus Mine, and bedded magnetite in lower portion of the Main Mine.  The unit does not host significant veins and is more amenable to development of silicification because the rocks are brittle and shatter as noted in the lower levels of the Main Mine.

The upper subunit is the most widespread and crops out over most of the camp.  It comprises massive and pillowed basalt with rare chert intercalations.  The lower portion of this unit in the Taurus area is marked by magnetite and jasper-rich basalt.  The presence of magnetite-rich basalt elsewhere in the camp suggests that this rock type is more widespread than recognized.  The non-magnetic and non-jasper-bearing basalt sequence hosts most of the vein systems in the camp and has been the focus of exploration.

Table Mountain Sediments (TMS) of the middle thrust sheet cap basalt of the lower thrust sheet.  They crop out extensively in the southern portion of the camp on Table Mountain and in the lower areas surrounding the Huntergroup Massif.  In the northern portion of the camp, they locally form thin klippen.  They comprise thin-bedded slaty siltstone, sandstone, calcareous mudstones, and grey limestone.  Veins rarely extend up into these rocks.

A thin discontinuous sheet of ultramafic rocks occurs at the base of the TMS.  The sheet locally thickens to large bodies in the order of hundreds of metres.  Near vein systems, these ultramafic rocks are altered to a quartz-carbonate-fuchsite assemblage, referred to as listwanite.  Some of the carbonate-mica alteration extends up into the overlying black sedimentary rocks.

Huntergroup Volcanics comprise the Huntergroup Massif, which caps TMS in the southeastern portion of the camp.  It comprises augite porphyry flows, tuffs, breccias, tuffaceous sandstones, and scattered limestone pods.  The unit does not host any of the veins in the camp.

Diabase and lamprophyre dykes crosscut all lithologies, including veins.  Dykes are steeply dipping and strike easterly.  Xenoliths of granitic rock occur in several dykes throughout the camp.

Structural Features

Structural features are divided into two temporal groups: an early one related to the formation of the allochthon with pre-and syn-mineralization structures; and a late one with post-mineralization structures.  The early group contains thrust faults and related folds along with accompanying foliations and joints that parallel veins.  The late group contains high-angle faults that offset veins.  Some of the late faults are antecedent structures.  Although they are clearly associated with mineralization, movement is post-mineralization.

Early Structural Features – Thrust Faults

The axis of the McDame Synclinorium lies along Quartzrock Creek and passes over Table Mountain through the centre of the Huntergroup Massif.  The structural style along the axis is long, structurally-controlled flats characterized by klippen of TMS and Huntergroup Volcanics.  Along the western margin of the allochthon, which is adjacent to Cassiar Gold Camp, the flats pass into short easterly-dipping frontal ramps.  On the eastern side of the synclinorium, the flats pass into westerly-dipping frontal ramps.

On the eastern slope of Table Mountain, a frontal ramp places the older upper subunit of the lower thrust sheet over younger TMS of the middle thrust sheet.  This structure is interpreted by Harms et al. (1989) to join up with a steeply north-dipping, easterly-trending fault along the south side of Table Mountain.  The orientation of this fault, which is like a frontal ramp with Table Mountain on the northern up-thrown side, is anomalous.  Ball (1989) suggests that it is associated with significant changes in orientation of the bottom of the middle thrust sheet.  These ramps are interpreted to root into a flat beneath McDame Creek valley (Harms et al. 1989).

In the Taurus Mine and 88 Hill area, several moderately easterly-dipping reverse faults are present: Decline, Taurus West, and unnamed faults (Broughton and Masson 1986; Read and Psutka 1983).  Movement on these structures is post-mineralization; however, they may be antecedent frontal ramp structures that root into a flat developed along the hanging wall of argillite of the lower subunit of the lower thrust sheet.  This argillite was intersected at depth in drill holes west of 88 Hill.

Smaller second order lithotectonic units are present along the sole of major thrust faults where structural imbrication is common.  On the western side of Table Mountain below the sole of the middle thrust sheet that comprises TMS, a package of rocks referred to as the Sediment-Volcanic Unit crops out (Ball 1989).  A thin ultramafic sheet, locally altered to listwanite, occupies its sole thrust fault.  Rocks within this unit are brecciated and foliated to varying degrees.  This is the greatest thickness of deformed rocks known in the camp.  The presence of this anomalous thickening may be a reflection of doming that produced the Table Mountain anticline on the north side of the east-west frontal ramp that occurs along the south side of Table Mountain (see section on Anomalous Folds).  These features could be important in the formation of veins within the Main Mine, which was the largest producer in the camp.  Similar structural patterns were noted in drill core at the same structural level on the eastern margin of Table Mountain.  Mapping by Pantaleyev and Diakow (1982) in the northern portion of the camp along the lower reaches of Troutline Creek, Quartzrock Creek, and Snowy Creek, outlined several suspected thrust faults that possibly bound second order lithotectonic units.

Deformation along some thrust faults is intense (Diakow and Panteleyev 1981; Gordey et al. 1982; Ball 1985, 1989).  Along the sole thrust near Needlepoint Mountain and at the base of the middle thrust sheet comprising TMS, a weak transposition fabric is present that grades into a cataclastic foliation along the contact.  Augen and blocks of more competent rocks are set in a sheared and rodded argillaceous shale matrix.  The ultramafic sheet at the base of the TMS is marked by discontinuous tabular lenses of intensely-foliated serpentinite or listwanite up to 10 metres thick with a lateral extent several times larger.  The ultramafic sheet is locally structurally-imbricated with adjacent lithologies.  Listwanite is black adjacent to argillaceous rocks.

Early Structural Features - Folding

Synclinorium Folds

Folds, with a trend similar to the synclinorium and probably related to its formation, are widespread.  Northwesterly-trending bedding that dips southwesterly and northeasterly supports this observation.  Along the western margin of the synclinorium, a syncline was noted between Troutline Creek and Lang Creek (Diakow and Pantaleyev 1981).  In the northern portion of the camp, a northwesterly-trending anticline occurs southeast of Taurus where chert of the middle subunit of the lower thrust sheet is exposed (Read and Psutka 1983; Broughton and Masson 1996).  This anticline plunges into the Taurus Mine area where chert is encountered in the lower levels of the mine.  Chert sequences were also encountered at depth in two other locations, 88 Hill and west Troutline Creek, and are probably anticlines (Broughton and Masson 1996).  Northeast of Snowy Creek, a syncline-anticline pair occurs in the middle subunit of the lower thrust sheet (Diakow and Pantaleyev 1981).  In the southern portion of the camp, a syncline occurs along the high point of Table Mountain (Diakow and Panteleyev 1981).  Minor folds are locally common within outcrops of TMS.  At the Cusac Mine, Ey (1986) documented various styles of minor folds trending northwesterly within chert units.

Cross-Folds

A second set of younger folds, trending east-northeastly, is present.  These folds probably represent perpendicular cross-folding undulations that have been documented by Ey (1986) in various styles of minor folds within chert units at the Cusac Mine.  Northeasterly-trending bedding that dips northwesterly and southeasterly is supportive of this observation.  Diakow and Panteleyev (1981), and Nelson and Bradford (1993) also documented a northeasterly-trending set of minor folds.  Klippen of TMS at Main Mine and north of McDame Lake trend east to northeasterly and may be preserved because of the cross-folding.  Fold axes in the earlier northwesterly-trending folds plunge both northwesterly and southeasterly, which may be a reflection of the east-northeasterly-trending folds.

Anomalous Folds

The axis of a large anticline that forms Table Mountain and crests along the south side trends easterly.  This fold orientation may be related to a steep east-west thrust fault on the south flank (Ball 1989; Harms et al. 1989).  The orientation of this reverse fault, which is like a frontal ramp with Table Mountain on the northern up-thrown side, is anomalous.  The development of the anticline may reflect doming, which is consistent with kinematic indicators on the Vollaug Vein (Ey 1987, Nelson 1990; Nelson and Bradford 1993) that indicate a southerly vergence for the middle thrust sheet comprising TMS.  This is opposite of the expected vergence from a northeasterly-directed thrust system that stacked each of the lithotectonic packages higher in the sequence from sources farther west (Nelson and Bradford 1993).  Alternatively, the easterly-trending anticline may be a variant of the younger east-northeasterly-trending cross-folds influenced by the older east-west thrust fault.  The slightly northeasterly elongate shape of the Table Mountain klippen is suggestive of this.

Early Structural Features – Planar Fabrics and High-Angle Faults

Synclinorium Fold Fabrics

A steep northwesterly-trending cleavage is common throughout the camp and is geometrically consistent with the older northwesterly-trending folds (Diakow and Panteleyev 1981; Ball 1985, 1988, 1989; Ey 1986; Nelson and Bradford 1993).  Crenulation lineations parallel to these fold axes occur locally.

Cross Fold Fabrics

A northeasterly-trending shallowly-dipping cleavage is locally common (Diakow and Panteleyev 1981; Ball 1989) and may be related to the younger northeasterly-trending folds.

Joints-Fractures

A strong northeasterly-trending joint-fracture set is widespread (Gabrielse 1963; Diakow and Panteleyev 1981; Read and Psutka 1983; Ey 1986; Harms 1988; Ball 1989; Nelson and Bradford 1993).  In most cases, these structures have negligible offset.  Diakow and Panteleyev (1981) related them to the northeasterly-trending folds.

Northeasterly Faults

Along the western margin of the allochthon, northeasterly-trending faults offset the contact with underlying autochthonous rocks (Diakow and Panteleyev 1981; Panteleyev and Diakow 1982, Nelson and Bradford 1993).  Prominent northeasterly-trending photo lineaments that extend into the camp suggest that some of these faults continue through.  Read and Psutka (1983) mapped northeasterly-trending sinistral faults between Quartzrock and Snowy Creeks that offset lithological contacts.  Vein systems are associated with east-northeasterly-trending shear faults that parallel veins, splay off them and lie within or form one of the walls (Read and Psutka 1983; Ball 1985, 1989; Ey 1986, 1987).

Late Structural Features – High-Angle Faults

Northwesterly and Northerly Faults

Late structural features consist of northerly and northwesterly-trending faults that offset veins and the northeasterly-trending faults.  Most of these are high-angle structures.  Exceptions are the northerly-trending Decline Fault and Taurus West Fault in the Taurus Mine area, which dip moderately to the east (Read and Psutka 1983; Broughton and Masson 1996), and the Maura West Fault in the Main Mine, which dips moderately to the northwest (Ball 1989).

Erickson Creek Fault Zone (ECFZ)

Prominent late structures occur in a northerly-trending belt, which extends for 15 km from south of Cusac Mine, through Main Mine to north of Taurus Mine.  They are collectively referred to as the Erickson Creek Fault Zone (ECFZ).  Movement along the ECFZ is dextral with the eastern side downdropped (Ey 1986).

In the southern portion of the camp south of McDame Lake, the ECFZ is dominated by a duplex fault and photo linear system spaced about 500 to 1,000 metres apart.  Prominent structures that comprise the system are the Lily Fault in the Cusac Mine, and the 30-40 Fault, 2810 Fault, and Maura East Fault in the Main Mine. Within the ECFZ, northwesterly and northeasterly-trending structures that offset veins are present locally.

In the northern portion of the camp north of McDame Lake, the ECFZ swings slightly west of north as it is offset by sinistral northeasterly-trending faults (Read and Psutka 1983).  The system is not as well-defined in this area; however, the presence of strong northerly-trending structures along Wings Canyon and the Decline Fault, Taurus West Fault and adjacent faults in the Taurus Mine area indicate a zone of disruption (Read and Psutka 1983; Broughton and Masson 1996).

Beaton Creek Fault Zone (BCFZ)

A prominent northerly-trending simplex fault and photo linear system occurs 1,000 metres east of the ECFZ.  It comprises the Beaton Creek Fault Zone (BCFZ), which offsets the Vollaug Vein with a dextral, east-side down movement. Photo lineaments coincide with Beaton Creek, upper portions of Snowy Creek, and tributaries to upper Pooley Creek.

Boomerang-Lyla Fault Zone (BLFZ)

A north-northeasterly-trending simplex fault system (Nelson and Bradford 1989, 1993), herein referred to as the Boomerang - Lyla Fault Zone (BLFZ), occurs within and along the western side of the allochthon.  The Boomerang and Lyla veins occur along a klippen of TMS adjacent to this structure, which has east-side down movement.

Regional High-Angle Faults

Two prominent northerly-trending regional faults that parallel the ECFZ, BCFZ, and BLFZ occur adjacent to the Cassiar Gold Camp.  They comprise Marble Creek Fault (MCFZ) and Rosella Fault (RFZ) (Harms 1989; Nelson and Bradford 1989,1993).  These faults have eastern sides down-dropped, similar to the ECFZ, BCFZ, and BLFZ, which are dextral.  The Marble Creek Fault and Rosella Fault occur within rocks of the Cassiar Terrane that underlie the Sylvester Allochthon.  Although their proportions are not indicative of significant crustal breaks, they are large enough and probably extend deep enough to suggest that they could be a major controlling feature for a hydrothermal system.

Although movements on structures comprising the ECFZ are post-mineralization, at least some of them must be antecedent because most vein systems in the camp are spatially related to them.  This relationship is also manifested at the Christine Vein on the east side of Table Mountain and at the Huntergroup Veins on the east side of the Huntergroup Massif.  Although these are outside of the ECFZ and BCFZ, they are associated with northerly-trending structures also.

East-Northeasterly Faults

A small set of faults trending east-northeasterly occurs throughout the camp.  These include faults along the Sky, Lyla, and southern part of the Vollaug veins.  They are related to significant changes in the orientation of the bottom of the middle thrust sheet (Ball 1989).  Some of these are antecedent structures because they control the veins.

DEPOSIT TYPES AND MINERALIZATION

Mineralization Types

Previous Work

Veins have been well-described by Mandy (1935, 1937), Diakow and Panteleyev (1981), Grant (1981), Pantaleyev and Diakow (1982), Fjetland (1982), Hooper (1984), Dussel (1986), Ball (1985, 1989), Sketchley (1986, 1989), Gunning (1988), Broughton and Masson (1986), and Panteleyev et al. (1997).  Panteleyev et al. (1997) developed a general model for mesothermal gold-bearing quartz veins of the Cassiar Gold Camp that illustrates the spatial relationships of the various vein types within lithotectonic units and a possible genetic connection to a cryptic intrusion (Nelson 1990; Nelson and Bradford (1989, 1993).

Vein Stages

Veins in the Cassiar Gold Camp consist of early barren quartz veins without visible alteration; main stage barren and gold-bearing quartz veins with sericite-ankerite alteration envelopes; and late barren quartz-carbonate veins with kaolinite-ankerite alteration envelopes.  Early veins are widespread; main stage veins are generally confined to well-defined vein systems; and late veins locally crosscut and brecciate earlier veins.

Main stage white quartz veins form a continuum from barren to strongly mineralized.  Barren and weakly-mineralized veins are usually single stage with minor sulphides, whereas strongly-mineralized veins are composite structures with abundant banding and varying amounts of sulphides.  Several stages of white quartz veins are present: barren; silver-rich with low Au:Ag ratios; and gold-rich varieties with Au:Ag ratios about one.

Clear quartz veins, containing pyrite, sphalerite and tetrahedrite with uncommon chalcopyrite, galena and arsenopyrite, crosscut gold-bearing white quartz veins.  Gold is usually associated with sulphides.  Minor tourmaline is present in veins in the Taurus Mine area.

Spatial and Geometric Relationships

Panteleyev and Diakow (1982) recognized two fundamental vein types: Type I veins, hosted by basalt of the upper subunit of the lower thrust sheet; and Type II veins, occurring along the contact of the bottom of the middle thrust sheet (Panteleyev et al. 1997).  Gunning (1988) and Broughton and Masson (1996) described another style of mineralization, pyritic replacement zones.

Type I Veins

Type I veins occupy steeply-dipping east-northeasterly to northeasterly-trending, subparallel fractures that comprise the majority of veins in the camp.  A small number of veins trend northerly.  Most veins are short and narrow and pinch and swell along strike.  Many are sigmoidal, dipping steeply north, and terminate by pinching, horsetailing, or as knots or localized bulbous masses.  North-northeasterly-trending tension gashes occur along the margins of individual veins, indicating veins formed in a sinistral shear environment.  Veins are typically up to one metre wide and several tens of metres long.  Some are several metres wide and hundreds of metres long.  Late crosscutting faults have broken veins into numerous segments that appear to be separate structures.

Type I veins occur within the lithostratigraphic horizon comprising basalt that lies above chert of the middle subunit of the lower thrust sheet and below the contact of the bottom of the middle thrust sheet that comprises TMS.  Most veins in the areas around Cusac Mine, Main Mine, and north of Taurus Mine lie immediately below TMS and form thicker structures that are more persistent.  The upper 30 m of these veins are the most productive in the camp, and gold grades decrease and become more erratic down dip into the roots of the system.  In the Taurus Mine area, most veins are lower in the lithostratigraphic sequence closer to the chert and form wider systems comprising narrower, less persistent structures that are lower in grade, but contain higher gold in altered wallrocks.

In summary, there appears to be a continuum from widespread, lower-grade systems of multiple veins with high gold contents in altered wallrock, upward into narrower, erratic and lower-grade single structures that pass into consistently higher-grade composite structures in wallrocks immediately under the cap of TMS.  In the Cusac Mine and Main Mine, veins root into a prominent chert unit in the lower portions of the mines, although structural imbrication under the lower contact of the middle thrust sheet does complicate this relationship.  In the central part of the camp, there is a transition from narrower, erratic and lower-grade single structures on the south side of McDame Lake to widespread, lower-grade systems of multiple veins under a cap of TMS on the north side of McDame Lake.  This could be a function of a major structure along McDame Creek and/or a thinning of basalt that forms the upper subunit of the lower thrust sheet.

Type II Veins

Type II veins occupy the shallowly-dipping plane of the thrust fault that occurs at the bottom of the middle thrust sheet comprising TMS.  Most veins are along the footwall of the ultramafic sheet, which is generally altered to listwantite, or extend up into it.  Uncommonly, veins extend up into TMS where they pinch rapidly.  Veins have a characteristic ribboned appearance from carbon-rich stylolites.  Veins are generally less than two metres thick, but can be up to four metres.  Thicker, productive vein segments appear to be related to rolls along the contact or anomalous thickening of listwanite.

The best Type II vein example is the Vollaug Vein, which extends for almost three kilometres along Table Mountain.  Other smaller veins or vein segments are the Jennie's Revenge Vein in the Main Mine, the tops of larger structures in the Cusac Mine and area, some of the Hunter Veins on the east side of Huntergroup Massif, and veins under klippen of TMS north of McDame Lake.

Pyritic Replacement Zones

Pyritic replacement zones occur in the Taurus West area and along the lower decline in the Taurus Mine. They are characterized by 10 % to 40 % fine-grained to euhedral pyrite in a carbonate-altered rock.  Zones commonly display a finely-banded shear fabric.  Quartz veins are notably absent, and contacts with unaltered basalt are typically very sharp.

Alteration Types

Strong wallrock alteration, which can be an important exploration guide, is associated with gold-bearing veins hosted by mafic and ultramafic rocks.  Within mafic rocks, basalt is altered to a sericite-ankerite-quartz assemblage that forms well-developed envelopes around veins (Sketchley 1986, 1989).  Envelopes are surrounded by widespread propylitic alteration. More intense alteration adjacent to veins commonly contains coarse disseminated pyrite, commonly with anomalous gold values.  Carbon-rich zones and crackle brecciation, comprising quartz and carbon, are locally common in more intense alteration.  At the Taurus Mine, pyritic alteration envelopes contain enough gold to constitute a potentially-mineable resource.  Within ultramafic rocks, serpentinite is altered to talc, talc-breunerite-quartz, and breunerite-quartz-fuchsite assemblages with increasing intensity (Dussel, 1986).

Vein Systems

Geometry

Vein systems extend outward from the ECFZ and are up to five kilometres long.  The length of the systems is a function of exposure and may be controlled by the BCFZ and the BLFZ, which occur within two to three kilometres of the ECFZ.  The longest system, Wings Canyon, occurs in a relatively flat, and extensive, but thin exposure of basalt of the upper subunit of the lower thrust sheet that lies just on top of chert of the middle subunit and beneath a cap of TMS.

The known extent of vein systems south of Wings Canyon is limited because of a thick cap of TMS to the east and a deeper erosional level to the west.  North of Wings Canyon, the systems progressively extend farther west from the ECFZ to the BLFZ.  This may be due to the presence of TMS close to chert, which underlies host basalt.  The northern systems do not extend farther east.  Reasons for this are not known.

Along the ECFZ, there is a crude periodicity of vein systems.  North of McDame Lake where wider systems are present, they are spaced about 1,500 metres apart.  South of McDame Lake where narrower systems are present, they are spaced about 400 to 600 metres apart.  This apparent periodicity could be used to guide exploration where gaps exist along the ECFZ.  A schematic longitudinal section of the Table Mountain Gold Property is shown in Figure 5.

Names and Locations

The following is a list of known vein systems in the camp from north to south.  Vein or area names for each system and mines are tabulated.   These systems are shown on Figure 5, a schematic longitudinal section of the Table Mountain Gold Property, and include gaps along the ECFZ with high exploration potential.

1.

Lyla-Boomerang: Easterly-trending Type I silver-rich veins along north side of klippen of TMS on southeast side of Mount McDame.

- Lyla, Boomerang

2.

Elan: Easterly-trending Type I silver-rich vein system that is three kilometres long extending from Quartzrock Creek to southeast side of Mount McDame.

- Elan, Lucky

3.

Taurus-88 Hill: Broad easterly-trending Type I vein system that crosses Quartzrock Creek at the Cassiar access road.

- Taurus, 88 Hill, Highway Zone, Taurus West, Mack, Hopeful

- Taurus Mine, Plaza Adit, Sable Adit

4.

Wings Canyon: Broad northeasterly-trending Type I vein system extending from north of Highway 37 west of McDame Lake to east of Snowy Creek.

- Reo, Left Shoe, Blueberry Hill, Red Rock Canyon, Klondike, Snowy Creek, Rich, Berube

5.

Newcoast-Van: Broad northeasterly-trending Type I vein system that includes several smaller Type II veins and extending from west end of McDame Lake to north of Highway 37 at Jade City.

- Rocky Ridge

- Newcoast 1 adit and Newcoast 2 adit

6.

Smile-Davis: Northeasterly-trending Type I vein system extending from Callison Lake four kilometres to the northeast along the south side of McDame Creek.

- Nora, Goldhill, Lakeview, Porcupine, Dorothy, Callison Lake

7.

Switchback:  Northeasterly-trending Type I vein on south side of tailings pond adjacent to klippen of TMS.

- Esso

8.

Kelly:  Northeasterly-trending Type I vein southeast of 1140 portal of Main Mine adjacent to small exposure of listwanite.

- ll40 level of Main Mine

9.

Bear: Northeasterly-trending Type I veins under contact of TMS.

- Dease, Devine, Goldie, McDame

- 1210 and 1140 levels of Main Mine and Bear Open Pit

10.

Jennie-Maura-Alison: Northeasterly-trending faulted segments of Type I vein under klippen of TMS that appears to trend into a Type II vein (Jennie's Revenge).

- Caitlin, Jennie's Revenge

- 1350, 1280, and 1210 levels of Main Mine

11.

Vollaug: Easterly-trending Type II vein under TMS that cap Table Mountain.

- Table Mountain Mine, Vollaug 4700 and 5700 Mine Levels, Troutline Mine, Finlayson Mine, Plaza Open Pit, numerous Vollaug Open Pits

12. Cirque:  Several small northeasterly-trending Type I veins that occur on the west side of the cirque above Main Mine.

- Cirque, Top

13. Gap:  Diamond-drill hole intersection with gold-bearing quartz vein.

- Gap

14. Sky: Type I vein along steeply north-dipping major east-west fault that juxtaposes black clastics up against the normal sequence of TMS - Listwanite - Basalt.

- Sky

15. Sky-Jill Gap: A prominent northeasterly-trending photo lineament similar to those at the Eileen-Michelle-Lily and Bain system.

- Possible vein system

16. Jill: Northeasterly-trending Type I vein adjacent to TMS.

- Jill

17. Hot: Northeasterly and northerly-trending Type I veins adjacent to TMS.

- Cominco, Flat

- Hot Open Pit

18.

Eileen-Michelle-Lily: Northeasterly-trending Type I vein system under TMS.

- Eileen South, Big, Michelle High Grade, Fred, Dino, Prosser, East-West, L, Heather

-

Cusac Mine

19.

Bain:  Northeasterly-trending Type I veins system under and within listwanite adjacent to TMS.

- Katherine, Bonanza, Marion, Amber

- Bain Mine

20-21.Pooley Pass: Large gap along ECFZ with possible vein system.

20. North Pete: Several small quartz stringers along north side of major listwanite body.

- North Pete

24.

Pete: Easterly-trending Type I vein along south side of major listwanite body.

- Pete, Cabin

Significant veins or vein systems that occur outside of the main camp area are tabulated as follows.

1.

Jade: Northerly-trending vein on south slope of Table Mountain within TMS along photo lineament of BCFZ.

1.

Christine:  Northerly-trending Type I vein in Finlayson Creek on east side of Table Mountain along contact of TMS.

2.

Meg: Northeasterly-trending Type I vein in basalt on northeast flank of Table Mountain.

3.

Huntergroup: Easterly to northeasterly-trending Type I and II veins on the east side of Huntergroup Massif along contact of TMS.

- Hunter, Hunter South, Theresa, Cassy

Deposit Model

Nelson (1990), Nelson and Bradford (1989, 1993), and Panteleyev et al. (1997) discussed formation of the mesothermal gold-quartz vein deposits of the Cassiar Gold Camp.  Although the system has characteristics that resemble classic mesothermal lode gold deposits, major structures within and bounding the Sylvester Allochthon are flat in contrast to regional breaks associated with major camps.  Northerly-trending structures that control the distribution of veins, ECFZ, BCFZ, and BLFZ, although significant, are not major crustal breaks.  Similarly, east-northeasterly structures that host and are associated with the veins are minor without significant offsets.  Suggestions that these structures developed in an extensional environment related to dextral movement on major northwesterly-trending regional faults are not compatible with vein system geometry.  The geometric pattern of these structures is that of a box-shaped array, not the expected en echelon pattern.  In addition, the veins are considered to have formed at about 130 Ma (Panteleyev 1982; Sketchley 1986; Sketchley et al. 1986) when the regional strain pattern was compressive, not extensional.  This age, which was confirmed by Panteleyev (personal communication 1998), postdates emplacement of the Cassiar Batholith, which might have contributed to development of the host fractures.

An alternative proposal for development of the camp by Nelson (1990) and Nelson and Bradford (1989, 1993) is that of an intrusion driven hydrothermal system.  Evidence for a cryptic intrusion beneath the camp comes from the 130 Ma date of formation, granite clasts that occur in a number of post-mineralization lamprophyre dykes, and the spatial disposition of the actinolite-epidote isograd.  The granite clasts occur in dykes from the Table Mountain area to north of Snowy Creek and contrast with dykes north of the camp that contain clasts of subjacent miogeoclinal units, but not granite (Read and Psutka 1983; Sketchley 1986; Nelson 1990; Nelson and Bradford 1989, 1993).  The isograd generally follows the eastern edge of the Cassiar batholith, but swings east around the camp in an anomalously-wide arc.  Based on textural and age relationships, actinolite that formed within the isograd is not related to the Cassiar Batholith.

The ECFZ, which has late dextral movement (Ey 1986, 1987), may have developed as a cross fault in response to dextral motion on major northwesterly-trending regional faults. The orientation of the ECFZ at 0000 is compatible with development of dextral synthetic Riedel fractures between regional faults striking 1650.  The MCFZ, BLFZ, ECFZ, and BCFZ appear to be arranged en echelon in a northwesterly-trending array, supporting this hypothesis.  Northerly-trending structures that control the Christine and Hunter Veins may be manifestations of this array. The structural regime at this time (130 Ma) was compressive and hence would not facilitate development of northerly-trending dilatent structures that could host veins, although they do occur.

Dextral motion on the ECFZ may have caused minor sinistral movement along pre-existing east-northeasterly-trending fractures.  Tension gashes within a duplex fault system striking 0000 would be expected to develop at 0450, and antithetic Riedel fractures with sinistral movement at 0750.  Vein systems in the camp strike from 0600 to 1050, have sinistral movement, and are parallel to subparallel to regional fractures and joints.  The box-shaped array of veins are analogous to antithetic Riedel fractures occurring along and controlled by anastomosing faults of the ECFZ, which is an antecedent structure.  Movement along undulating fractures hosting the veins would adequately account for the dilation needed in development of Type I veins and is compatible with the geometry of tension gash veins that formed along vein margins.

The development of Type II veins along Table Mountain is related to shearing with a southerly vergence of the middle thrust sheet, i.e. tops to south movement (Ey 1987).  Doming from emplacement of a buried intrusion would account for this movement, create dilatant zones for Type I veins, and explain the sigmoidal shape of some structures.  Further evidence is provided by vein dips throughout the camp, which suggest uplifting.  In the southern part of the camp, veins tend to dip steeply north, whereas in the northern part of the camp at the Taurus Mine, veins tend to dip steeply south (Broughton and Masson 1996).  Doming could be related to southerly-directed thrusting along the reverse fault that bounds the Sky vein on the southern side of Table Mountain.  This movement may have caused development of the Table Mountain Anticline and an anomalous thickening of structural imbrication in that area (Ball 1985).  This area occupies the centre of the camp and was the most productive.

The architecture of the hydrothermal system that formed gold-bearing quartz veins appears to have been controlled by the ECFZ, and possibly the adjacent BLFZ and BCFZ. The ECFZ, which is an antecedent structure, and is probably related to emplacement of a buried intrusion responsible for the system.  The two different structural regimes presented to explain vein development would have been operative at the same time, further linking the ECFZ to a buried intrusion.

Veins are not prevalent lower in the lithostratigraphic package, possibly because chert is more prevalent and because of its brittle nature, it would effectively shatter, making it more amenable to development of broad zones of silicification.  Vein systems in the northern portion of the camp are empirically associated with anticlinal structures in the chert (Broughton and Masson 1996), which suggests a focusing of fluids.  Vein systems above chert tend to be widespread with narrower veins, which may reflect shattering in the brittle, underlying rocks as fractures coalesced and developed better in overlying mafic volcanic rocks.  Higher gold contents in altered wall rocks above chert may reflect precipitation of gold by flooding as fluids moved upward and out of chert into a new physiochemical environment.  Higher up in the systems, fluid flow would have coalesced more into single stage barren to low-grade veins and then up into composite higher-grade veins under incompetent carbonaceous black clastics.  These rocks effectively capped the hydrothermal system, damming fluids, and because of their carbonaceous nature may have facilitated precipitation of gold.

Mineralization Controls

Mineralization controls are features that characterize productive structures throughout the camp.  They are useful in guiding exploration for extensions to known vein systems and in anomalous gaps between productive areas.  Important mineralization controls are listed as follows.

1.

Proximity to antecedent northerly-trending structures.  Prominent northerly-trending structures in order of importance are ECFZ, BCFZ, and BLFZ.  Less prominent structures include faults along the Christine and Huntergroup veins.  Productive veins occur within the ECFZ duplex and generally within one kilometre of the bounding faults.

2.

Northeasterly-trending fracture zones.  Dominant fracture systems may be related to faults that offset allochthon margins.  Several vein systems that extend under TMS are marked by prominent photo lineaments.

3.

An apparent periodicity between vein systems.  In the northern portion of the camp, this is about 1,500 m; in the southern portion, about 400 to 600 m.

4.

A cap of incompetent carbonaceous rocks such as TMS.

5.

Rolls in the lower contact of the TMS.  Productive sections of the Vollaug Vein are adjacent to a roll that defines the Table Mountain Anticline.

6.

An apparent thickening of listwanite.  Prominent listwanite bodies occur adjacent to the Pete Vein, the Bain Vein, the Eileen-Michelle-Lily Vein, and the Jennie-Maura-Alison Vein systems.  Listwanite isopachs along the Vollaug vein suggest productive zones are spatially related to thicker sections of listwanite.

7.

An apparent periodicity of ore shoots along veins.  Along the Eileen-Michelle-Lily Vein system, the ore shoots are about 80 to 130 m long with barren gaps of 65 to 110 m (Downie 1997).

8.

Rake of veins. The Eileen-Michelle-Lily Vein system appears to rake to the east. This may be related to a sinistral movement along shears hosting veins, coupled with a southerly vergence of the middle thrust sheet, i.e. north side of the structures move upward and to the west.  This hypothesis suggests exploration should be initiated on the western side of the controlling, northerly-trending structures under caps of TMS.

EXPLORATION

Almost all of the exploration work conducted on the Table Mountain Gold Property is historical in nature.  This work includes geological mapping, geophysical surveys, soil sampling, trenching, drilling, and underground drifting.

DRILLING

A small diamond-drilling program was conducted under Notice of Work Permit Number 0100115 during 2002 to further explore and further define the East Bain Vein, which was initially defined by diamond drilling during 1990 and 1991 (Westervelt 1991, Glover 2002a).  The program comprised eleven holes of NQ diamond drilling totalling 2395.1 m; ten of these holes were collared on the Nu-Tara mineral claim, and one on the Cordoba mineral claim (Figure 6).  Collar locations, which were tied into the mine survey grid by chain and compass, were field verified by the author using a hand-held GPS unit with a field accuracy of +10 m.  The holes were found to be located correctly on the mine grid, but a discrepancy exists between the GPS UTM and mine grid coordinate systems, which should be investigated further.  The mine grid coordinate system is shifted approximately 200 m south and east of the GPS UTM grid coordinate system.

Down-hole drill hole dip orientations were determined using corrected acid tests; lithological  descriptions and structural core axis angles were recorded; and quartz veins were sampled.  Core axis angles were used to correct intersected vein intervals to true thicknesses.  Drill core samples were sent to Eco Tech Laboratory Ltd. for gold and silver assaying.  Core sample locations were field verified by the author.

A summary of the drill hole targets, results, and interpretation is as follows.

-

02BG-01 tested the gap with West Bain Vein and did not intersect any veins.

-

02BG-02 tested the vein 50 metres west of previous intersections and intersected a strong quartz vein yielding 5.19 oz/ton over 0.6metres that is a small faulted wedge with limited tonnage potential.

-

02BG-03 tested the eastern end of the vein and intersected a quartz vein system that returned 0.38 oz/ton over 2.6 metres.

-

02BG-04 tested the western end of the vein to define a target elevation for development and intersected 0.554 oz/ton over 1.4 metres.

-

02BG-05 tested the eastern extent of the vein and intersected a weakly mineralized vein breccia.

-

02BG-06 tested the central portion of the vein and intersected 0.6m of vein fault breccia that returned 0.062 oz/ton over 0.6 metres.

-

02EB-07 tested the eastern extent of a vein above a known fault and did not intersect any significant veining.

-

Holes 02EB-08 to 11 were drilled as a fence on section 8398E to test for an eastern extension of the vein and did not intersected any significant veining.

SAMPLING METHOD AND APPROACH

Most samples collected during past exploration programs are regarded as historical in nature; hence, little documentation exists regarding methods and approach.

Drill core sampling that was done during the 2002 exploration program consisted of bagging whole core samples that were taken from individual quartz veins intersected in drill holes.  A total of 36 samples was collected.

SAMPLE PREPARATION, ANALYSES, AND SECURITY

Samples from the 2002 exploration program were assayed at Eco-Tech Laboratories Ltd. in Kamloops, British Columbia; sample preparation and analytical methods are in Appendix III; and copies of analytical certificates are in Appendix IV.

Samples were shipped in nine groups, varying from two to nine samples, to Eco-Tech, which processed samples and issued approved analytical certificates.  There was no formal chain of custody, and samples were not shipped in tamper-proof containers.  Sample pulps and rejects are stored at the Eco-Tech facility.  Because of the limited number of collected samples, no blanks, field duplicate, or reference samples were included by Cusac personnel in the field; however, Eco-Tech inserted its own laboratory duplicate and reference samples.

DATA VERIFICATION AND VALIDATION

The author has verified analytical data quoted in this report from the 2002 exploration program with respect to the original analytical certificates; however, actual field samples could not be verified because of the whole core sampling.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Historical Background

The 2002 exploration program was conducted to explore and further define the East Bain Vein, which was discovered and defined by diamond drilling from 1989 to 1991 (Westervelt 1993, Glover 2002a, Fitzpatrick and Glover 2003).  This initial work resulted in a Drill Indicated Probable Reserve estimates of 34,741 tons grading 0.687 oz/ton (0.502 oz/ton Au cut to 2 oz/ton) totalling 23,881 ounces (17,423 ounces Au cut to 2 oz/ton) for the West Bain Vein, and a Drill Possible Reserve estimate of 22,120 tons grading 0.565 oz/ton Au (no cut required), totalling 12,498 ounces Au for the East Bain Vein (Westervelt 1993).  Both of these estimates are historical in nature and regarded as an order-of-magnitude because they do not follow the CIM Standards on Mineral Resources and Reserves (2000).  Additional drilling was conducted on the West Bain Vein during 1993, which confirmed the initial estimate, and it was subsequently mined from 1993 to 1995 with production of 60,000 tons grading 0.4 oz/ton Au, totalling 24,000 ounces compared to the original estimate of 23,881 ounces uncut or 17,423 ounces cut.  It is noteworthy that although there was a large increase in tonnage and a lower grade, a similar number of ounces were obtained, which is primarily related to mining dilution.

Mineral Resource Estimate

The 2002 exploration program comprised eleven drill holes, four of which intersected the East Bain Vein, confirming previous work, whereas the remaining drill holes, which were targeted at extending the known resources, failed to do so.  Data from the four new drill holes were compiled with the historical data (Westervelt 1993), excluding one of the original drill holes used by Westervelt (1993), and an updated mineral resource estimate was completed under the supervision of Professional Engineer K.P. Fitzpatrick (Fitzpatrick and Glover 2003).

The resource estimate was calculated using a polygonal method, which has been historically used for narrow gold-bearing high-grade quartz vein systems on the Table Mountain Gold Property.  Two estimates were completed, one with uncut assays and one with assays cut to 2 oz/ton, which is a historical cutting factor  The updated resource estimate comprises Blocks 02BG-02, 02BG-03, 02BG-04, and 02BG-06, based on new drill-hole data, and Blocks 90-340, 90-357, 90-359, 0.264/0.2, 91-371, and 90-373, based on historical drill-hole data (Figures 7 and 8).  Except for Block 02BG-02, these resource blocks form a contiguous group that are ordered from west to east as follows: 02BG-04, 91-373, 90.357, 02BG-06, 91-371, 0.264/0.2, 02BG-03, 90-340, and 90-359.  Block 02BG-02 at the western end of the vein is a small fault-bounded wedge based on a single drill hole.  The final tabulation excluded Block 0.264/0.2, which is based on a historical drill hole, because it was considered sub-ore grade.  The specific gravity used for all calculations is 2.95 tons per cubic metre, which is equal to 2.67 tonnes per cubic metre, a historical value.

The author reviewed the updated estimate, which was classified as a “Drill Indicated Resource” by Fitzpatrick and Glover (2003), and is of the opinion that it must be re-classified to conform to the CIM Standards on Mineral Resources and Reserves (2000).  Block 02BG-02 is reclassified as inferred because geological and grade continuity cannot be assumed, i.e. it is not contiguous with the rest of the resource blocks, and it is based on a single drill hole whose assays cannot be validated.  The remaining blocks remain in same confidence category; however, the nomenclature has been changed to an Indicated Mineral Resource to conform to the CIM Standards on Mineral Resources and Reserves (2000).  The Indicated classification is retained because geological and grade continuity can be reasonably assumed, i.e. the blocks are contiguous and each is based on proximal gold-bearing quartz veins of similar strike, dip, and nature, and historical assay data have been validated by new assay data of similar tenor in adjacent blocks and supported by multiple documented occurrences of visible gold.  The re-classified Mineral Resource Estimate is given in Table 3.  Block 02BG-06 was excluded from the tabulation because it is sub-ore grade, i.e. 0.06 oz/ton, which maintains consistency with the original updated estimate where a sub-ore grade block was excluded.

For reference purposes, the definitions of Inferred Mineral Resources and Indicated Mineral Resources are given as follows (CIM Standards on Mineral Resources and Reserves 2000).

Inferred Mineral Resource

An “Inferred Mineral Resource” is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Table 3. East Bain Vein Resource Calculation Summary
Block Number	Resource Category	Au oz/ton	Au Cut oz/ton	Core Width	Core Angle	True Width	Tons	Uncut Ounces	Cut Ounces
02BG-02	Inferred	5.190	2.000	0.60	80	0.59	1276	6622	2552
02BG-03	Indicated	0.380	0.380	2.60	85	2.59	4271	1623	1623
02BG-04	Indicated	0.554	0.554	0.90	90	0.90	4362	2417	2417
90-340	Indicated	1.520	0.769	1.45	75	1.40	2066	3140	1590
90-357	Indicated	0.660	0.660	1.70	80	1.67	2944	1943	1943
90-359	Indicated	1.930	0.862	1.40	75	1.35	1384	2672	1194
91-371	Indicated	0.410	0.410	2.00	80	1.97	5061	2075	2075
91-373	Indicated	1.490	1.490	1.50	75	1.45	2069	3082	3082

Total Indicated Mineral Resource (uncut) =					22,157 tons @ 0.77 oz/ton (16,952 oz)
Total Indicated Mineral Resource (cut) =					22,157 tons @ 0.63 oz/ton (13,923 oz)

Total Inferred Mineral Resource (uncut) =					1,276 tons @ 5.19 oz/ton (6,622 oz)
Total Inferred Mineral Resource (cut) =					1,276 tons @ 2.00 oz/ton (2,552 oz)

Notes. - Cutting factor of 2 ounces per short ton. - Gold grade in ounces per short ton. - Core width in metres. - Specific gravity in tons per cubic metre.

Indicated Mineral Resource

An “Indicated Mineral Resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and  grade continuity to be reasonably assumed.

Mineral Reserve Estimate

Preliminary evaluations were completed by Professional Engineers K.P. Fitzpatrick (Fitzpatrick and Glover 2003) and A.J. Beaton (Beaton 2003) to assess the viability of mining the East Bain Vein.  Fitzpatrick and Glover (2003) provided a plan for the development and stoping of the East Bain Vein based on the entire updated resource using assays cut to 2 oz/ton and dilution to a mining width of 1.5 metres.  The resulting estimate based on mining parameters was re-classified as a “Mining Reserve”; however, none of the work included cost estimates to assess the economic viability of mining.  Fitzpatrick and Glover (2003) recognized that Block 02BG-02 was not well-defined and separated it from the main mining plan by proposing a short exploration decline to obtain additional information before developing a mining plan.  Beaton (2003) completed a Cost Analysis of Development based on the entire updated resource using uncut assays and dilution of 10%.  No comments were made about re-classifying the resulting estimate as a reserve, although it was based on mining processing, metallurgical, and economic factors.

The author reviewed the updated estimate, which was classified as a “Mining Reserve” by Fitzpatrick and Glover (2003), and is of the opinion that it does not conform to the CIM Standards on Mineral Resources and Reserves (2000) and cannot be classified as a Mineral Reserve Estimate.  The reasons are that the Fitzpatrick and Glover (2003) study does not include cost estimates to assess the economic viability of mining; the Beaton (2003) study includes Block 02BG-02, which contains a significant Inferred Mineral Resource that cannot be used in an economic study to define a Mineral Reserve Estimate; and no comments were made by Beaton (2003) about using that study to define a Mineral Reserve Estimate.  Hence, the reader is cautioned that the updated Indicated Mineral Resource estimate for the East Bain Vein cannot be re-classified to a Mineral Reserve at this time because it has not been demonstrated to have economic viability.

For reference purposes, the definition of a Probable Mineral Reserve is given as follows (CIM Standards on Mineral Resources and Reserves 2000).

Probable Mineral Reserve

A “Probable Mineral Reserve” is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

Information regarding Mining Operations, Recoverability, Markets, Contracts, Environmental Considerations, Taxes, Capital and Operating Cost Estimates, Economic Analysis, Payback, and Mine Life are beyond the scope of this report.  The reader is referred to Mining Engineering reports by Fitzpatrick and Glover (2003), and Beaton (2003), for mining aspects, and Environmental Reports by Hunt (2003) for reclamation work, Griffin (2003) for tailings storage facilities, and Glover and Brett (2003) for mine closure plans.

INTERPRETATION AND CONCLUSIONS

The author concludes that the Table Mountain Gold Property has a high potential for discovering new high-grade gold vein systems along the Erickson Creek Fault Zone, similar to the ones already mined.  In addition, the unexplored areas adjacent to Beaton Creek, Boomerang-Lyla Fault Zones, similar structures along Finlayson Creek, eastern side of Table Mountain and Huntergroup Massif also have a potential for discoveries of high-grade gold vein systems.

Exploration Target Areas

Gold-bearing quartz vein systems that historically produced most of the gold from the Table Mountain Gold Property are the primary exploration targets and are discussed in order of priority under Target Areas 1 to 7 (Figure 9).

Area 1:

Area 1 comprises the western end of the East Bain Vein and a possible offset eastern extension across the Lily Vein.  Two drill holes are required to further define Block 02BG-02 (Target 1A), which has a significant Inferred Mineral Resource, and increase the confidence level to an Indicated Mineral Resource.  Two drill holes are required to validate Blocks 02BG-06 and 0.264/0.2, which are sub-ore grade and not included in the final resource tabulation, because it is likely the grade could be higher (Target 1A).  An additional drill hole is required at the north end of the eastern fence of drill holes (Target 1B) that were drilled previously to test for a possible eastern extension of the East Bain Vein across the Lily Vein.  Following this, a fence of five drill holes should be drilled approximately 100 metres to the east (Target 1C) to test for extensions further to the east.

Area 2:

Area 2 comprises a large gap between the Cusac and Main Mines that contains several prospective areas.  These areas are referenced as 2A to 2C for prioritization of drilling.

The most prospective area is between the Jill and Sky Veins where the topography flattens and the western contact of TMS swings to the west, and possibly covers veins along the northern extension of the ECFZ from the Hot-Fred-Dino-Eileen Vein systems.  A prominent photo lineament, similar to those over the Eileen–Michelle–Lily and Bain Vein systems, cuts through this area.  There also is a small occurrence of non-fuschsitic listwanite on the western side of the TMS about mid-way between the Jill and Sky veins along the trend of the photo lineament.  Topographic expressions around and west of the listwanite occurrence are similar to that west of the Eileen-Michelle-Lily and Bain Vein systems.  Soil sampling, conducted by Esso Minerals during the mid-1980’s, outlined weak and spotty, but widespread gold and arsenic anomalies along the projected ECFZ trend.  In the order of 500 m north of the Hot Vein pit, Cusac collared a poorly-documented diamond-drill hole in TMS and drilled through about 60 m of shale and argillite into about 15 m of fuschsitic listwanite, then into the underlying mafic volcanic rocks

(personal communication, Guilford Brett 2003).  About 23 drill holes are required in this area (Target 2A) to search for gold-bearing quartz vein systems by mapping listwanite and volcanic alteration facies in conjunction with developing isopach maps of the TMS-listwanite and listwanite-volcanic contacts.  Contingent on the results of these holes, additional 20 holes are required for follow-up.

Northeast of the Sky Vein, an area informally known as the Gap (Target 2B)  contains a previous diamond drill hole intersection of 0.355 oz per ton of gold over 0.8 m.  The intersection is below a thin layer of TMS within basalt of the lower thrust sheet.  The location is immediately south of and below the crest of Table Mountain, which offers a significant advantage for development.  Four drill holes are required to investigate this intersection further, and contingent on the results of these holes, additional four holes are required for follow-up.

The area east of the Sky Vein has not been explored for extensions to this vein system, which would be situated along the trend of the ECFZ, or any potential vein systems that are adjacent to it (Target 2C).  The Sky Vein itself is not that prospective, because it has been extensively explored and its geological setting along two fault-bounded blocks of TMS above volcanic rocks is not as prospective as that of veins which are actually bounded by overlying TMS; however, the area further to the east has had very little exploration of the lower TMS contact.  Four drill holes are required to investigate this area further, and contingent on the results of these holes, additional four holes for follow-up.

Areas 3:

Area 3 comprises the Newcoast-Van Vein system, which occurs in basalt underlying a thin cap of TMS.  Extensive exploration was conducted around the margins of this cap for narrow high-grade veins; however, little work was done within the area underlain by the cap.  Widely-spaced drilling in 1995 returned intersections of 3.696 oz/ton of gold over 0.1 m and 1.679 oz/ton of gold over 0.2 m, which indicates the presence of a gold-bearing vein system.  Four drill holes are required to investigate the area under the centre of the TMS cap (Target 3A) to explore for a low-grade bulk tonnage vein and alteration system amenable to open pit mining, and contingent on the results of these holes, additional four holes for follow-up.

Area 4:

Area 4 comprises a gap in the ECFZ that contains projected extensions of the Switchback and Kelly Veins.  Neither of these projected extensions has been investigated.

The Switchback Vein occurs on the northeast side of a klippen of TMS and underlying listwanite.  Two samples returned 0.122 oz/ton and 0.260 oz/ton of gold each over one metre.  The eastern extension of this area, which is in the ECFZ, is low-lying and on the south side of the tailings pond (Target 4A).  Four drill holes are required to investigate this gap, and contingent on the results of these holes, additional four holes for follow-up.

The Kelly Vein, which occurs adjacent to a small exposure of listwanite in trenches, was explored by drilling and intersected in the 1140 drift of the Main Mine, with one sample returning 0.280 oz/ton over one metre.  The eastern extension of this area, which is in the ECFZ, is low lying within Erickson Creek (Target 4B).  Four drill holes are required to investigate this gap, and contingent on the results of these holes, additional four holes for follow-up.

Area 5:

Area 5 comprises the southern portion of the BCFZ where it cuts TMS.  The northerly-trending Jade Vein crops out on the south slope of Table Mountain within TMS, indicating the presence of a hydrothermal system along this structure away from known productive veins.  Four drill holes are required to investigate this area for occurrences of fuschsitic listwanite and possible vein systems beneath TMS.  The holes should be located adjacent to and on either side of the Jade Vein.  An initial hole should be drilled to test the thickness of TMS (Target 5A), and contingent on the results of this drill hole, the remaining holes completed (Target 5B).

Area 6:

Area 6 comprises possible extensions to the Bear and Jennie-Maura-Alison Veins to the east of the Main Mine.  Although much exploration was done along the eastern margin of the ECFZ by previous operators, none was successful in locating vein extensions.  Part of this was due to the steeper orientation of drilling, which failed to intersect the eastern extension of the Bear Vein, whereas later flat drilling did intersect it.  Because productive veins occur within one kilometre of the bounding faults of the ECFZ, the geometry of existing drill holes should be examined to check for gaps along the lower contact of TMS in this area.  Gaps should be investigated with near horizontal to shallowly south-dipping drill holes.  Four drill holes should be collared above the eastern extension of the Bear Vein and drilled to the south to explore for vein systems.  An initial hole should be drilled to investigate the area (Target 6A), and contingent on the results of this drill hole, the remaining holes completed (Target 6B).

Area 7:

Area 7 comprises gaps on the north and south sides of the Bain Vein system.  These areas are best explored with drill holes collared from the Bain Vein underground workings to avoid drilling through TMS.  Four drill holes are required to investigate this area further; two initial holes from the West Bain Vein (Target 7A), one to the north and one to the south, and contingent on development access to the East Bain Vein, two additional holes, one to the north and one to the south from the East Bain Vein (Target 7B).

Exploration Procedures

Methodology

Exploration throughout the Table Mountain Gold Property is at a mature level.  Soil geochemical and ground geophysical surveys have been done in most areas, and most exploration is now done by diamond drilling.  Various alternative exploration tools, including seismic surveys and percussion drilling, have been proposed to map the base of TMS to look for rolls and thickening of listwanite; however, both of these tools still do not adequately test target areas and additional diamond drilling will always be required.  Because of this, diamond drilling is recommended to search for gold-bearing quartz vein systems by mapping listwanite and volcanic alteration facies in conjunction with developing isopach and structural contour maps of the TMS-listwanite and listwanite-volcanic contacts to target prospective areas.

Exploration Practices

A number of exploration practices were reviewed during the preparation of this report.  These practices are discussed below with respect to the “Exploration Best Practices Guidelines”, which are included with the CIM Standards on Mineral Resources and Reserves (2000).

Drill Hole Orientations

Acid tests were used for down hole surveying.  This type of test should not be relied upon as it only measure hole dips and not azimuths.  Several types of instruments are commercial available for lease that measure down-hole dip and azimuth in non-magnetic and magnetic rocks.

Whole Core Sampling and Metallics Assaying

Whole core was sampled and sent for metallics assaying in an effort to improve the representivity of gold grades.  Although whole core samples are larger in size and the representivity of gold grades will be improved, core must be split with half sent to a laboratory for analyses and half archived for reference purposes.

Assay Quality Control

Samples were sent to the laboratory with no independent quality control samples because of the small number of samples.  Certified reference samples, blank samples, and where appropriate, duplicate core, reject, and pulp samples should be included with batches of samples sent to the laboratory regardless of the number of samples.

Grade Cutting

Visible gold and high gold grades are frequently observed in quartz veins at the Table Mountain Gold Property.  The historical cutting factor used is 2 oz/ton, which commonly has resulted in the underestimation of the contained gold, particularly in the top 10 to 20 m of quartz veins, occurring under listwanite.  The author is of the opinion that grade cutting should be revised to a scheme of 5 oz/ton for 10 m below a listwanite contact, and the historical 2 oz/ton for the remainder of the veins.

Specific Gravity

A specific gravity value of 2.67 was used for resource calculations.  This value is historically based and should be validated by collecting a suite of samples and sending them to a laboratory for measurements.

Further Work Practices

Any further work on the Table Mountain Gold Property should follow “Exploration Best Practices Guidelines” and take into account the previous discussion.

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

Platinum Exploration

As stated previously, Cusac is also involved in Platinum Group Metals exploration. In 2000, in an effort to diversify, Cusac entered into an option agreement with Tilava Mining Corporation to acquire 75% of the Golden Loon property north of Kamloops, BC. The Company’s exploration activity on the Clearwater Platinum Project during the period yielded insufficient results to warrant continued work and as such option payments due June 1, 2001 regarding the Golden Loon property were not made and the option expired. No further work is planned in the Clearwater Platinum Project and all interest in the property has been abandoned.

On March 15, 2001, the Company entered into an agreement to acquire a four-year option on the Tulameen Platinum Property (53 units) located in the Similkameen Mining Division of the Province of British Columbia in exchange for:

-

the issuance of 100,000 shares (valued at $8,000 based on trading value of the Company’s common shares around the date of agreement) and a cash payment of $15,000 on or before August 1, 2001 (which was fully paid by Bright Star Ltd. See the Bright Star Agreement below);

-

the issuance of 100,000(issued) shares and $25,000 (paid) on August 1, 2002;

-

the issuance of 100,000 shares (not issued) and $50,000 (unpaid) on August 1, 2003; and

-

the issuance of 100,000 shares and $200,000 on August 1, 2004.

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

-

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

-

Both parties agreed that any cash or stock payments to the claim holders subsequent to August 2003 would be shared on a pro-rata basis.

Bright Star is to complete the second phase of the exploration program, which will include a pre-feasibility scoping study, which requires expenditures not to exceed $300,000 to earn an additional 20% of the Company’s interest in the property.

During the year ended December 31, 2003 the Company filed an action against the beneficial owner and its representatives alleging that in order to induce the Company to enter into an agreement to acquire the option on the Tulameen property the beneficial owner and its representatives misrepresented their interest and ownership of the property.  Management is seeking damages relating to exploration expenses incurred.  Consequently, not all the shares to be issued and cash payments required under the agreement have been made.  The outcome of these matters is not presently determinable.  However, any recovery of past payments and exploration costs will be recorded as a reduction of exploration costs when received.

Outlook and Future Plans

Management is of the opinion that gold reserves and resources outlined in the East Bain Vein, as outlined below, are sufficient to warrant re-commencement of commercial production at Table Mountain.  Subsequent to year-end, the Company entered into a financing arrangement with Canaccord Capital Corp (“Canaccord”) whereby Canaccord would use its best efforts to raise $3 million by way of debentures convertible into the Company’s common stock.  The proceeds of the financing were to be used to place the property back into production based on the East Bain deposit.  Due to unfavorable market conditions, the financing did not proceed.  Management has also communicated to shareholders by letter that the broker at Canaccord leading the Company’s financing passed away suddenly and tragically of natural causes, and this event also hindered significantly the completion of the planed financing.  Although management is hopeful that the required financing can be obtained to place Table Mountain back into production, there is no guarantee that it will be successful in doing so.

Subsequent to year-end, an exploration program was initiated at Table Mountain, consisting primarily of diamond drilling.  This drilling has delineated a new gold bearing quartz vein that has the potential to add new reserves.  The new vein could alter the above-described plan to mine the East Bain Vein first, but at time of writing it is too early to ascertain the economic significance of the new vein structure.

Item 5: Operating and Financial Review and Prospects

During the year ended December 31, 2003, the Company’s expenditures have been financed through issuance of common shares.  Equity financing raised during the year was $1,949,690, compared to $1,232,668 raised in 2002.  No gold production occurred during the period resulting in a net loss of $1,442,991 or 4 cents per share, a slight increase over last year’s 1,164,006,  0.04 per share loss.

The Company is committed to operating leases for premises and equipment as disclosed in Note 13 of the financial statements.  The payment obligations are as outlined in the note, and the amounts are expensed as operating expenses in the period the lease payments are made.  The Company has no off-balance sheet arrangements of this nature.

Year ended December 31, 2003 Compared to year ended December 31, 2002

General and administrative costs were $1,119,424 during 2003 compared to $784,388 for Fiscal 2002, an increase of $335,036.  General and administrative expenses include office rent, legal and accounting fees, listing fees, shareholder communications and various other costs. The increase in administration costs is due largely to a $620,600 non-cash employee and director incentive stock option expense that is calculated based on generally accepted accounting principals.  If stock option expense were not factored in for 2003 and 2002, 2003 would reflect and increase in costs of $ only. The Company’s assets totaled $3,968,744 at the end of 2003 compared to $2,842,118 at the end of 2002. The increased value of the company’s assets is mainly attributable to an increase in cash generated from equity financing completed during the period.

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

Operating costs were $nil in 2002 as compared to $127,064 during Fiscal 2001. The decrease was attributed to the cessation of mining operations. The net loss from operations in Fiscal 2002 was $433,323 as compared to $562,289 in Fiscal 2001.

Historical Results of Operation

In 2003, 2002 and 2001 no gold mining operations were carried out. Revenues from the sale of gold concentrates during fiscal 1999 were approximately $256,424, as compared to approximately $487,000 during fiscal 1998. The decrease is due to limited mining activity, which includes bulk sample milling to keep the plant in operational condition.

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

Liquidity and Capital Resources

At December 31, 2003 the Company had $1,128,965 in cash on hand.  Accounts payable and accrued liabilities at December 31, 2003 were 520,192, materially the same as last year’s figure of $514,619.   Accounts payable include accrued and unpaid management fees of $90,000 and amounts due to the Province of British Columbia for property taxes, “mineral taxes” and other fees totaling $174,000.  Subsequent to the end of the period, the Company entered into a payment agreement with the Province of BC whereby the total owing was reduced to $135,000, payable via monthly installments of $10,000 per month.

At December 31, 2003, the Company had a working capital surplus $636,057.  However, as the majority of cash on hand at December 31, 2003 is earmarked for exploration under the terms of the aforementioned “flow-through” financing, the Company is experiencing a shortfall in non-exploration working capital. Management is now seeking alternative working capital financing to make up any shortfall.

Company management believes there are sufficient reserves at Table Mountain to recommence profitable production at this time  In order to recommence production, however, additional cash of at least $3.0 million is required.  Management is taking steps to secure such financing but there is no certainty that management will be able to secure the needed funding.

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

The management of the Company is not in a position to give any assurance to its shareholders that the funds resulting in future from the sale of Company securities, and without anticipation of any cash flow from production of gold from the Table Mountain gold mine in near future, will provide adequate cash during 2004 to meet the Company’s commitments and planned activities.

The Company’s operations were not effected by inflation nor effected by foreign currency fluctuations. Further, the Company’s operations were not subjected to any governmental, economic, fiscal, monetary or political policies or factors that have materially affected, directly or indirectly, the company's operations.

Status of Table Mountain Mine

Since acquiring the Table Mountain property in January 1993, the Company has invested approximately $6 million to develop and mine reserves and to improve mining facilities on the property. Firm expenditure commitments on the Table Mountain Property are minor. The Table Mountain property has been assembled over a period of fourteen years by a direct staking and purchase, and through option agreements with prior owners. Purchase and option payments to date total approximately $3,300,000 exclusive of any production royalties. The Company owns most of the claims outright, including those that are currently producing. However, certain claims on other portions of the property that the Company does not currently intend to develop carry net smelter royalty obligations ranging from five to fifteen percent if the Company commences production on those claims. Due to highly variable nature of quartz-vein type gold mineralization at Table Mountain property, production rates and mill head grades have varied from quarter to quarter, resulting in fluctuating in revenue streams. In this light, previous results cannot be taken as a reliable indicator of future performance.

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

Item 6: Directors, Senior Management, and Employees

The following list, as of December 31, 2003, provides the names of the Directors and the senior management of the Company. The Directors have served in their respective capacities since their election appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company. All Directors are residents of Canada.

Directors & Officers

Name

Particulars

Elected

Guilford H. Brett, BA (*)

785 Grantham Place

1961

President & C.E.O.

North Vancouver, B.C. V7L 1S9

Directs and manages affairs of

The Company.  Also President

And a Director of Consolidated

Pacific Bay Minerals Ltd. And a

Director of Tone Resources Ltd..

Luard Manning, PEng. (*)

945 Belvedere Dr.

1991

Director

North Vancouver, B.C.

Independent Mining Engineer

David H. Brett, MBA (*)

502 First St.

1996

Director/CFO

New Westminster, B.C

Involved in general management

Of  the Company.  Also

 a Director

Of Consolidated Pacific Bay

Minerals Ltd.

Leanora Homrig

6596 Woodlyn Road

2002

Officer

Ferndale, WA

Secretary Treasurer, involved in

corporate governance duties of the

company.  Also an officer of ClearFrame Solutions

Inc. and Consolidated Pacific Bay Minerals Ltd.

(*) Member of the Audit Committee

Executive Officers

During the year ended December 31, 2003, there were two (2) executive officers of the Company.

Guilford H. Brett

President/Chief since 1966

Executive Officer & Director

President of Consolidated Pacific Bay Minerals Ltd.

Father of David Brett, VP.

David H. Brett

Vice-President and CFO. Director since 1996.

.

Son of CEO Guilford Brett.

There have been and are no other arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was or will be selected as a Director or Executive Officer.

Executive Compensation

Remuneration paid or payable to directors and officers of the Company in 2003 amounted to $171,650 (2002 -  $184,000;  2001 -$120,690).  As at December 31, 2003,  $98,100  (2001 – $96,000) is included in accounts payable to one director for remuneration.  During 2003,  Nil  (2002 -  45,500 ) in consulting fees were settled through the issuance of shares and warrants (Note 7(d)).

During 2003, the Company received $60,000 (2002 - $59,922; 2001 - $93,371) for rent and administrative services provided to companies with common directors.  These amounts are recorded as a reduction of administration expenses.

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

SUMMARY COMPENSATION TABLE

Name and Position of Principal	Annual Compensation				Long-term Compensation
		Salary	Bonus	Other	Awards		Payouts
					Securities/Under Options/SARs	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compensation
	Year	($)	($)	($)	(#)	($)	($)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Guilford H. Brett (Chief Executive Officer & Chairman)	2003	90,000	Nil	7,200	750,000	Nil	Nil	Nil
	2002	90,000	Nil	7,200	300,000	Nil	Nil	Nil
	2001	90,000	Nil	Nil	Nil	Nil	Nil	Nil

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

The following options and SARs were granted to the Named Executive Officer during the most recently completed financial year.

OPTION/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name (a)	Securities Under Options/ SARs Granted (#) (b)	% of Total Options/SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Under- lying Options/ SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Guilford Brett	500,000 250,000	21.4% 10.7%	0.36 0.37	$0.36 $0.37	28/07/06 14/11/06

The following table sets out the aggregate options exercised by the Named Executive Officer during the most recently completed financial year and the aggregate financial year-end value of unexercised options:

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options at FY-End	Money Value of Unexercised in the Money Options at FY-End ($)
			Exercisable/	Exercisable/
			Unexerciseable	Unexercisable
(a)	(b)	(c)	(d)	(e)
Guilford H. Brett	400,000	51,500[1]	650,000	23,500
			Exercisable	Exercisable

Notes:

1.

The aggregate value realized represents the difference between the market value of the Common Shares at exercise and the exercise price, multiplied by the number of Common Shares acquired on exercise.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has an employment agreement dated January 1, 1988, as amended (the "Employment Agreement") with Guilford H. Brett that expires on January 1, 2004 and automatically renewing thereafter on an annual basis unless terminated by either of the parties in accordance with the provisions of the Agreement. Under the Employment Agreement Guilford Brett is to receive an annual salary of $90,000, subject to adjustment in accordance with changes in the Consumer Price Index for Canada, together with a car allowance of $600 per month.

Either the Company or Guilford Brett may terminate the Employment Agreement on 12 months' notice. In the event of any such termination by the Company, the Company shall, at the expiration of such 12 month period pay to Guilford Brett an amount equal to 12 months' remuneration at the then current rate of remuneration.

In the event of a change of control of the Company, Guilford Brett has the option, until the first anniversary of such change, to terminate the Employment Agreement on 30 days notice. If he elects to terminate the Employment Agreement, he is entitled to receive all money and benefits he would have received under the Employment Agreement until  its next anniversary, together with 12 months' remuneration at the level of remuneration being paid to him at the date of termination. A change of control is deemed to occur:

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

The following options and SARs were granted to directors of the Company during the most recently completed financial year.

OPTION/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name (a)	Securities Under Options/SARs Granted (#) (b)	% of Total Options/SARs Granted to Employees in Financial Year (c)	Exercise Base Price ($/Security) (d)	Market Value of Securities Under- lying Options/SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Non-executive directors as a group	260,000 120,000	11.1% 5.13%	.36 .37	.36 .37	28/07/06 14/11/06

The following table sets out information with respect to options and SARs exercised by non-executive directors during the most recently completed financial year and outstanding to the non-executive directors at the end of the most recently completed financial year.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/Unexercisable (e)
Non-executive directors as a group	240,000	53,400	330,000 Exercisable	12,000 Exercisable

Management Contracts

The Company is not party to Management Contracts with anyone other than Directors or Named Executive Officers of the Company.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company have been indebted to the Company or its subsidiary during the financial year ended December 31, 2003.

Number of Employees

As at December 31, 2003 the Company had three? employees.

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or Officers.

Item 7: Major Shareholders and Related Party Transactions

The Company has authorized 100,000,000 common shares and 5,000,000 preference shares without par value. As at December 31 2003, 39,400,981common shares were issued and outstanding.

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

The Trust company records indicate as of December 31 2003, 19,171,737 shares registered in the names of 221 Canadian individuals, companies and brokerage houses. This represents registered Canadian shareholders holding 48%% of the issued shares.

There are 12 shareholders in foreign countries other than the United States who hold 11,515 shares, representing less than 0/03 of issued shares.

There are 1,318 shareholders of record in the United States holding 20,755,626 shares, representing 51.97% of the issued shares. The Company has no knowledge of the number of bearer (street form) shares held by other United States residents. Similarly, the Company has no knowledge of the number of Canadian and other shareholders who hold bearer shares, or whose shares are in the combined number held by brokerage firms.

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

Loans payable to directors and Related and related parties bearing no interest, security or fixed terms of repayment amounted to $Nil (2002 $6,246).

Remuneration paid or payable to the officers and directors in year 2003 amounted to  $171,650  (2002 -  $184,000 ; 2001 -  $110,698 ).  As at December 31, 2003,  $98,100  (2002 -  $120,698 ) is included in accounts payable to one director for remuneration.  During 2003,  Nil  (2002 –  $45,500) in consulting fees were settled through the issuance of shares and warrants.

During the year 2003, the Company received $60,000 (2002 - $59,922 2001 - $93,371) for rent and administrative services provided to companies with common directors.

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

The high and low sales prices of the common share price of the Company for the most recent six months and five fiscal years on the Toronto Stock Exchange (“CQC”) are:

Most recent six months:

Month	High	Low
December 2003	$0.54	$0.385
November 2003	$0.48	$0.295
October 2003	$0.35	$0.27
September 2003	$0.46	$0.31
August 2003	$0.45	$0.35
July 2003	$0.40	$0.32

For the year ending December 31, 2002:

Month	High	Low
May, 2002	$0.58	$0.14
April, 2002	$0.19	$0.15
March, 2002	$0.19	$0.13
February, 2002	$0.15	$0.12
January, 2002	$0.14	$0.10
December, 2001	$0.12	$0.10

For the year ending December 31, 2001:

Quarter	High	Low
First	$0.10	$0.17
Second	$0.19	$0.12
Third	$0.19	$0.12
Fourth	$0.15	$0.10

For the year ending December 31, 2000:

Quarter	High	Low
First	$0.22	$0.07
Second	$0.20	$0.12
Third	$0.19	$0.20
Fourth	$0.15	$0.10

For the year ending December 31, 1999:

Quarter	High	Low
First	$0.18	$0.08
Second	$0.16	$0.07
Third	$0.13	$0.07
Fourth	$0.18	$0.07

For the year ending December 31, 1998:

Quarter	High	Low
First	$0.40	$0.25
Second	$0.45	$0.26
Third	$0.32	$0.15
Fourth	$0.20	$0.12

The high and low sales prices for the recent six months and five fiscal years on the OTC:BB (“CUSIF”) are:

Most recent six months:

Month	High	Low
December 2003	$0.43	$0.30
November 2003	$0.39	$0.215
October 2003	$0.25	$0.20
September 2003	$0.33	$0.22
August 2003	$0.335	$0.26
July 2003	$0.305	$0.23

For the year ending December 31, 2002:

Quarter	High	Low
First	$0.11	$0.07
Second	$0.125	$0.075
Third	$0.135	$0.095
Fourth	$0.09	$0.065

For the year ending December 31, 2001

Quarter	High	Low
First	$0.11	$0.07
Second	$0.125	$0.075
Third	$0.135	$0.095
Fourth	$0.09	$0.065

For the year ending December 31, 2000

Quarter	High	Low
First	$0.16	$0.06
Second	$0.08	$0.16
Third	$0.20	$0.13
Fourth	$0.12	$0.07

For the year ending December 31, 1999

Quarter	High	Low
First	$0.12	$0.675
Second	$0.11	$0.05
Third	$0.11	$0.04
Fourth	$0.12	$0.05

For the year ending December 31, 1998

Quarter	High	Low
First	$0.3125	$0.1875
Second	$0.3125	$0.125
Third	$0.25	$0.0938
Fourth	$0.125	$0.0781

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

The Company has authorized 100,000,000 common shares and 5,000,000 preference shares without par value. As at December 31 2003, 39,400,981 common shares were issued and outstanding.

Stock Options

The Company has a Stock Option Plan (“the Plan”) for directors, officers and employees.  There are restrictions on the number of common shares to be reserved for individuals and insiders under the Plan.  Options granted must be exercised no later than ten years after the date of the grant or such lesser periods as regulations require.  The maximum number of Common Shares to be issued under the Plan is 5,000,000 provided that the Company can not have at any given time more than 20% of its issued shares under option.  The number of shares reserved for issuance at any one time to any one person shall not exceed 5% of the outstanding shares issued.

The following table summarizes the number of fully-exercisable stock option transactions and the weighted average exercise prices thereof:

	Number of options	Weighted Average Exercise Price

Outstanding at December 31, 2000	1,760,000	$0.24
Granted	690,000	0.17
Cancelled/expired	(440,000)	0.22
Exercised	(700,000)	0.17

Outstanding at December 31, 2001	1,310,000	0.25
Granted	2,450,000	0.25	*
Exercised	(1,970,000)	0.24

Outstanding at December 31, 2002	1,790,000	0.27
Granted	2,340,000	0.36	*
Cancelled/expired	(275,000)	0.35
Exercised	(1,725,000)	0.27

Outstanding at December 31, 2003	2,130,000	$0.36

*

The weighted average fair value of options granted during 2003 was $0.27 (2002 - $0.15) based on the Black-Scholes option pricing model using weighted average assumptions, as described in Note 8.

A summary of the common share options exercisable and outstanding at December 31, 2003 is as follows:

Number	Exercise Price	Expiry Date

110,000	$0.25	May 22, 2005
20,000	$0.25	December 9, 2005
1,180,000	$0.36	July 28, 2006
820,000	$0.37	November 14, 2006

2,130,000

Subsequent to year end, 20,000 options with a weighted average exercise price of $0.25 were exercised for gross proceeds of $5,000.

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

Item 16:

A.

Audit committee finacial expert

The Registrant’s Board of Directors has determined that it does not have an independent audit committee financial expert serving on its audit committee.  The Company plans to retain a financial expert to serve on the audit committee upon commencement of commercial production.  Management believes that current board members have sufficient financial expertise to deal with operations at their current small scale.

B.

Code of Ethics

The Registrant has not adopted a code of ethics that applies to the Chief Executive Officer and the Chief Financial Officer, as well as to all other staff.  The Company believes that the CEO and CFO operate according to an acceptable but as yet undocumented code of ethics.  The Company plans to codify ethical guidelines for its senior officers in the near future.

C.

Principal Accountant Fees and Services

Principal Accountan Service (1)	For the fiscal year ended December 31, 2003	For the fiscal year ended December 31, 2002
Audit Fees	$23,565	$29,600
Tax Fees	$2,000	$2,000

Audit Fees

Audit fees were for professional services rendered by BDO Dunwoody (BDO Spicers in 2002) for the audit of the Registrant’s annual financial statements and services provided in connection with statutory and regulatory filing or engagements.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services.  These services consisted of tax compliance including the review of tax returns, and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, payroll tax and value added tax).

Pre-Approval Policies and procedures

It is within the mandate of the Registrant’s Audit Committee to approve all audit and non-audit related fees.  The audit Comitte has pre-approved specifically identified non-audit related services, including tax compliance, review of tax returns, documentation of processes and controls as submitted to the Audit Committee from time to time.  The auditors also present the estimate for the annual audit related services the Committee from time to time.  The auditors also present the estimate for the annual audit related services to the Committee for approval prior to undertaking the annual audit of the financial statements.

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

The following financial statements are filed as part of this annual report on Form 20-F:

Financial Statements for the Fiscal Year ended December 31st, 2003:

-

Independent Auditors’ Report

-

Consolidated Balance Sheet

-

Consolidated Statements of Operations & Deficit

-

Consolidated Statements of Cash Flows

-

Summary of Significant Accounting Policies

-

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

CUSAC GOLD MINES LTD.

(Registrant)

by:

“Guilford H. Brett”

Name:

GUILFORD H. BRETT

Title:

President and Chief Executive Officer

DATE:

June 29, 2004

Cusac Gold Mines Ltd.

Consolidated Financial Statements

December 31, 2003 and 2002

(Stated in Canadian Dollars)

Contents

Auditors' Report

2

Comments by Auditors for U.S. Readers On Canada-U.S. Reporting Differences

3

Consolidated Financial Statements

Balance Sheets

4

Statements of Operations and Deficit

5

Statements of Cash Flows

6

Summary of Significant Accounting Policies

7 – 10

Notes to the Financial Statements

11 - 27

BDO Dunwoody LLP

600 Park Place

Chartered Accountants

666 Burrard Street

Vancouver, BC, Canada V6C 2X8

Telephone:  (604) 688-5421

Telefax:  (604) 688-5132

E-mail:  vancouver@bdo.ca

www.bdo.ca

Auditors' Report

To The Shareholders of

Cusac Gold Mines Ltd.

We have audited the Consolidated Balance Sheets of Cusac Gold Mines Ltd. as at December 31, 2003 and 2002 and the Consolidated Statements of Operations and Deficit and Cash Flows for each of the years in the three-year period ended December 31, 2003.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada

April 26, 2004

Cusac Gold Mines Ltd.

Consolidated Balance Sheets

(Stated in Canadian Dollars)

December 31	2003	2002
Assets
Current
Cash and cash equivalents (Note 5)	$ 1,128,965	$ 223,475
Receivables	7,362	18,047
Prepaid expenses	19,922	7,365
	1,156,249	248,887

Long-term investments and advances (Note 2)	498,786	363,543
Capital assets (Note 3)	102,140	18,119
Resource properties (Note 4)	2,211,569	2,211,569
	$ 3,968,744	$ 2,842,118
Liabilities and Shareholders' Equity
Liabilities
Current
Accounts payable and accrued liabilities	$ 520,192	$ 514,619
Loans from related parties (Note 6)	-	6,246
	520,192	520,865
Shareholders' equity
Share capital (Note 7)
Authorized
5,000,000 preference shares, no par value
100,000,000 common shares, no par value
Issued
39,400,981 (2002 – 32,630,356) common shares	19,404,606	17,454,916
Contributed surplus (Note 8)	966,924	346,324
Deficit	(16,922,978)	(15,479,987)
	3,448,552	2,321,253
	$ 3,968,744	$ 2,842,118

Approved by the Board:

   “Guilford H. Brett”

Director

“David H. Brett”

Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

 Cusac Gold Mines Ltd.

Consolidated Statements of Operations and Deficit

(Stated in Canadian Dollars)

For the years ended December 31	2003	2002	2001

Expenses
Administration including stock based compensation of
$620,600 (2002 - $346,324; 2001 - $Nil)	$ 1,119,424	$ 784,388	$ 323,157
Amortization of capital assets	42,103	4,066	3,600
Resource property acquisition and exploration	296,332	338,668	148,404
Resource property and capital asset write-downs (Note 4)	-	-	26,000

Loss from operations	(1,457,859)	(1,127,122)	(501,161)

Other income (expenses)
Gain (loss) on sale of investments	-	(7,427)	(21,986)
Gain on equipment disposal	12,662	1,605	61,164
Gain on partial sale of property	-	-	7,000
Interest	2,206	3,938	2,516
Reclamation expense recovery	-	-	38,037
Investment write-down (Note 2)	-	(35,000)	(18,893)

	14,868	(36,884)	67,838

Net loss for the year	(1,442,991)	(1,164,006)	(433,323)

Deficit, beginning of year	(15,479,987)	(14,315,981)	(13,882,658)

Deficit, end of year	$ (16,922,978)	$ (15,479,987)	$ (14,315,981)

Loss per share – basic and diluted	$ (0.04)	$ (0.04)	$ (0.02)

Weighted average shares outstanding	34,506,123	29,273,211	26,453,502

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

 Cusac Gold Mines Ltd.

Consolidated Statements of Cash Flows

(Stated in Canadian Dollars)

For the years ended December 31	2003	2002	2001
Cash provided by (used in)
Operating activities
Net loss for the year	$ (1,442,991)	$ (1,164,006)	$ (433,323)
Items not involving cash
Acquisition of resource property interests for shares	-	8,000	-
Amortization of capital assets	42,103	4,066	3,600
Investment and advances write-down	-	35,000	18,893
Gain on equipment disposal	(12,662)	(1,605)	(61,164)
Gain on partial sale of property	-	-	(7,000)
Loss (gain) on sale of investments	-	7,427	21,986
Stock-based compensation	620,600	346,324	-
Resource property and capital asset write-downs	-	-	26,000
Net change in
Receivables	10,685	(14,249)	(1,153)
Prepaid expenses	(12,557)	(6,289)	(1,076)
Accounts payable and accrued liabilities	5,573	59,561	169,567
	(789,249)	(725,771)	(263,670)
Financing activities
Proceeds from (repayment of) related party loans	(6,246)	(47,317)	27,534
Share capital and subscriptions received, net	1,949,690	1,232,668	249,625
(Repayment of) proceeds from bank overdraft	-	(9,235)	(3,303)
	1,943,444	1,176,116	273,856
Investing activities
Acquisition of capital assets	(126,124)	(12,198)	-
Proceeds on equipment disposal	12,662	1,605	61,502
Proceeds on partial sale of property	-	-	15,000
Advances to affiliated companies	(135,243)	(192,335)	(110,985)
Investment in affiliated and other companies	-	(81,835)	-
Net proceeds on disposal of investments	-	57,893	24,297
	(248,705)	(226,870)	(10,186)
Increase in cash	905,490	223,475	-
Cash and cash equivalents, beginning of year	223,475	-	-
Cash and cash equivalents, end of year	$ 1,128,965	$ 223,475	$ -
The following transactions did not result in cash flows and have been excluded from financing and investing activities:
Acquisition of mineral property interests for shares	$ -	$ 8,000	$ 8,000
Stock-based compensation (Note 8)	$ 620,600	$ 346,324	$ -
Settlement of debt with shares and warrants (Note 7)	$ -	$ 45,500	$ -
Shares received as settlement of advances receivable	$ 120,000	$ -	$ 97,000
Transfer of investment as settlement of accounts payable and administration expenses	$ -	$ -	$ 68,000

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

 Cusac Gold Mines Ltd.

Summary of Significant Accounting Policies

(Stated in Canadian Dollars)

December 31, 2003 and 2002

Ability to Continue as a Going Concern

While the consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, the Table Mountain Mine, being in a care and maintenance mode the occurrence of significant losses in recent years and the Company’s deficit raise substantial doubt about the validity of this assumption.  If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

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

December 31, 2003 US $1 : CDN $1.2946 CDN $(1.4010) December 31, 2002 US $1 : CDN $1.5769 CDN $(1.5702) December 31, 2001 US $1 : CDN $1.5911 CDN $(1.5490)

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

Mine plant and buildings - 10% Mine equipment - 30% Office equipment - 20% - 30% Automotive equipment - 30% Leasehold improvements - over lease term

Resource Properties

Exploration costs pertaining to individual resource prospects are charged to income as incurred except for expenditures on specific properties having indications of the presence of a mineral resource with the potential of being developed into a mine.  In this case, acquisition, exploration and development costs relating to mineral properties are deferred until such time as it is determined that the costs are not likely to be recouped or mineral properties are brought into production, abandoned, or sold, at which time they are amortized on the unit of production basis over the estimated life of the property or written off to earnings.  Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of related properties.  Properties that include certain abandoned claims are carried at cost unless only minimal exploration costs were incurred on abandoned claims, in which case the cost of acquisition is apportioned and an appropriate amount is written off.  Inactive properties are carried at cost unless there is an abandonment of the Company’s interest, at which time the cost is written off.  Gains or losses on partial sales of properties are reflected in the Consolidated Statement of Operations and Deficit in the period of sale.

The Company periodically evaluates the future recoverability of resource properties.  Impairment losses or write-downs are measured as the difference between the carrying amount and the fair value of the asset and are recorded in the event the net book value of such assets are determined to be not recoverable based on the estimated undiscounted future cash flows attributable to these assets.

Where the Company enters into an option agreement for the acquisition of an interest in mining properties which provides for periodic payments, such amounts unpaid are not recorded as a liability since they are payable entirely at the Company’s option.  As at December 31, 2003, the Company had no material option agreements outstanding other than an option agreement entered into with Aboriginal Investment Ltd. in March 2001 for the exploration and possible development of the Tulameen Platinum Property.  Details of the agreement are set out in Note 4 to these financial statements.

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

For the years ended December 31, 2003, 2002 and 2001, potentially dilutive common shares (relating to options and warrants outstanding at year end) totaling 6,924,500 (2002 - 4,735,625; 2001 – 1,695,625) were not included in the computation of loss per share because their effect was anti-dilutive.

Financial Instruments

Financial instruments include cash and cash equivalents, receivables, long-term investments and advances, accounts payable and accrued liabilities and loans from related parties.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  Unless otherwise noted, fair values approximate carrying values for these financial instruments.

Stock-Based Compensation

The Company has adopted the recommendations of CICA Handbook Section 3870, “Stock-Based Compensation and Other-Stock-Based Payments”.  It is applied on a prospective basis and applies to all awards granted on or after January 1, 2002.  Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Consultants

The standard requires that all stock-based awards made to consultants and directors for consulting services be measured and recognized in these consolidated financial statements using a fair value based method such as the Black-Scholes option pricing model.

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

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2003 and 2002

1.

Nature of Business

Cusac Gold Mines Ltd. (the “Company”) is in the business of exploring, developing and mining resource properties.  As at December 31, 2003, the Company’s principal asset, the Table Mountain Mine, was non-producing and in a care and maintenance mode.  The recoverability of amounts shown for resource properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to recommence producing gold at the Table Mountain Mine as well as future profitable production or proceeds from the disposition of such properties.

2.

Long-term Investments and Advances

	2003	2002
Investments
Consolidated Pacific Bay Minerals Ltd., 8% interest in common shares (2002 – 5%)	$ 95,080	$ 45,080
Clear Frame Solutions Inc. (formerly Knexa Solutions Inc., 5% interest in common shares (2002 – 3%) and warrants	207,064	137,064

	302,144	182,144
Advances
Clear Frame Solutions Inc.	95,117	75,026
Consolidated Pacific Bay Minerals Ltd.	101,525	106,373

	$ 498,786	$ 363,543

The advances are unsecured, non-interest bearing and without specific terms of repayment.  Consolidated Pacific Bay Minerals Ltd. and Clear Frame Solutions Inc. (formerly Knexa Solutions Inc.) have common directors with the Company.  Subsequent to December 31, 2003, the Company collected $75,000 of advances from Clear Frame Solutions Inc. and subsequently acquired 1,500,000 shares in Clear Frame Solutions Inc. for $75,000.

In 2003, Consolidated Pacific Bay Minerals Ltd. issued 500,000 (2002 – Nil) common shares and Clear Frame Solutions Inc. issued 700,000 (2002 – Nil) common shares to the Company as repayment of advances totaling $50,000 and $70,000, respectively.  The share valuations approximating the trading price of the issuing companies’ common shares on the date agreements were entered into to settle the debts.

2.

Long-term Investments and Advances – Continued

Aggregate cost and market value information with respect to long-term investments as at December 31, 2003 and 2002 are summarized as follows:

	2003	2002
Aggregate cost, net of write-downs	$ 302,144	$ 182,144
Aggregate market value	$ 238,131	$ 103,717
Gross unrealized losses	$ 64,013	$ 78,427
Gross unrealized gains	$ -	$ -

During 2003, 2002 and 2001, the Company wrote down the value of its long-term investments and advances as follows:

	2003	2002	2001
Investments
Consolidated Pacific Bay Minerals Ltd.	$ -	$ 35,000	$ 18,893

4.

Capital Assets

 2003

2002

Accumulated

Net Book

Accumulated

Net Book

Cost

  Amortization

Value

        Cost

 Amortization

Value

Automotive

  equipment

$

 149,461

$

140,558

$

8,903

$

144,461

$

136,742

$

7,719

Leasehold

  improvements

2,128

2,128

-

2,128

2,128

-

Mine plant and

  buildings

515,265

515,265

-

515,265

515,265

-

Mine equipment

1,344,771

1,261,686

83,085

1,226,513

1,225,935

578

Office equipment

63,153

53,001

10,152

60,287

50,465

9,822

$ 2,074,778

$1,972,638

$102,140

$1,948,654

$

1,930,535

$18,119

4.

Resource Properties

	2003	2002
British Columbia, Canada

Table Mountain Mine
Cost of claims	$ 773,402	$ 773,402
Deferred exploration and development	7,105,167	7,105,167

	7,878,569	7,878,569

Less: accumulated amortization	(3,550,000)	(3,550,000)
accumulated write-downs	(2,117,000)	(2,117,000)

	2,211,569	2,211,569
Golden Loon
Cost of claims	26,000	26,000
Less: accumulated write-downs	(26,000)	(26,000)

	-	-
Tulameen Platinum
Cost of claim	8,000	8,000
Less: recovery of cost	(8,000)	(8,000)

	-	-

	$ 2,211,569	$ 2,211,569

Table Mountain Mine

The Table Mountain Mine property (the “Property”) is located in the Cassiar district of British Columbia.  The Property consists of 159 (2002 – 142) full and fractional mineral claims and Crown Grants (approximately 954 units), with hard rock claims covering an area of approximately 16,468 hectares (63.6 square miles).  During 2002 and 2001, the Company forfeited certain non-producing Table Mountain claims on the fringe of the property.  In management’s opinion, the abandonment of these claims did not impair the property’s estimated reserves, accordingly, no related costs were written off.

Included in deferred development costs is $114,444 (2002 - $114,444) on deposit with regulatory authorities to ensure costs of environmental reclamation charges are provided for.

Commitments and Contingencies:

Certain historically non-producing claims carry obligations for the Company to pay net smelter return royalties of 2½% and a 10% net profits interest on production from these claims.

There is a lien against the Table Mountain Mine property in connection with unpaid taxes.

4.

Resource Properties - Continued

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

Tulameen Platinum Property

On March 15, 2001, the Company entered into an agreement to acquire a four-year option on the Tulameen Platinum Property (53 units) located in the Similkameen Mining Division of the Province of British Columbia in exchange for:

-

the issuance of 100,000 shares (valued at $8,000 based on trading value of the Company’s common shares around the date of agreement) and a cash payment of $15,000 on or before August 1, 2001 (which was fully paid by Bright Star Ltd.  See the Bright Star Agreement below);

-

the issuance of 100,000 shares (issued) and $25,000 (paid) on August 1, 2002;

-

the issuance of 100,000 shares (not issued) and payment of $50,000 (unpaid) on August 1, 2003;  and

-

the issuance of 100,000 shares and payment of $200,000 on August 1, 2004.

The Company is also obligated to pay a 2.5% net smelter royalty with a 1.0% buy back provision for $400,000 and to spend a minimum on exploration and development costs of $75,000 in the first year and $125,000 each subsequent year during the four-year option period.

Bright Star Agreement

In March 2001, the Company entered into a letter of intent with Bright Star Ltd. (“Bright Star”) granting Bright Star the right and option to earn up to 70% of the Company’s interest in the Tulameen Platinum property under the following terms:

-

In exchange for 50% of the Company’s interest, Bright Star is to pay the Company $15,000 (which was received by the Company) upon execution of the Agreement.  Bright Star also has to spend $75,000 on exploration and development costs on or before August 1, 2002 and $125,000 on or before August 1, 2003 on the Tulameen property.  A one year grace period applies to all work commitments.  Also, Bright Star is to pay the claim holder $15,000 on or before August 1, 2001 (which has been paid) and $25,000 (which has been paid) on or before August 1, 2003.

-

Both parties agreed that any cash or stock payments to the claim holders subsequent to August 2003 would be shared on a pro-rata basis.

-

Bright Star is to complete the second phase of the exploration program which will include a pre-feasibility scoping study which requires expenditures not to exceed $300,000 to earn an additional 20% of the Company’s interest in the property.

4.

Resource Properties - Continued

During the year ended December 31, 2003 the Company filed an action against the beneficial owner and its representatives alleging that in order to induce the Company to enter into an agreement to acquire the option on the Tulameen property the beneficial owner and its representatives misrepresented their interest and ownership of the property. Management is seeking damages relating to exploration expenses incurred. Consequently, not all the shares to be issued and cash payments required under the agreement have been made. The outcome of these matters is not presently determinable. However, any recovery of past payments and exploration costs will be recorded as a reduction of exploration costs when received.

5.

Line of Credit

Subsequent to December 31, 2003, the Company arranged a $57,000 letter of credit facility and a $100,000 line of credit with a bank bearing interest at prime (3.75% at December 31, 2003) per annum which is collateralized by the Company’s cash and cash equivalents.

6.

Loans From Related Parties

Loans payable to directors bearing no interest, security or fixed terms of repayment amounted to $Nil (2002 - $6,246).

7.

Share Capital

a)

Issued common shares

	2003		2002		2001
	Number		Number		Number
	of Shares	Amount	of Shares	Amount	of Shares	Amount
Balance, beginning of year	32,634,356	$ 17,451,148	27,124,356	$ 16,140,348	25,638,731	$ 15,912,723

Issued during the year for:

Cash (net of share issue costs in 2003 of $118,915)	3,990,000	1,274,785	2,650,000	698,500	685,625	102,125
Settlement of debt (Note 7(d))	-	-	250,000	45,500	-	-
Warrants exercised	1,055,625	194,905	340,000	78,500	-	-
Options exercised	1,725,000	485,368	1,970,000	450,300	700,000	117,500
Property (Note 4)	-	-	100,000	8,000	100,000	8,000
Subscriptions received	-	-	200,000	30,000	-	-

	39,404,981	19,406,206	32,634,356	17,451,148	27,124,356	16,140,348

Subscriptions received	-	-	-	5,368	-	30,000
Less: investment in Company shares	(4,000)	(1,600)	(4,000)	(1,600)	(4,000)	(1,600)

Balance, end of year	39,400,981	$ 19,404,606	32,630,356	$ 17,454,916	27,120,356	$ 16,168,748

7.

Share Capital - Continued

In March 2003, the Company issued 400,000 units by way of a private placement for proceeds of $148,000.  Each unit consisted of one common share and one warrant entitling the holder to purchase one common share at an exercise price of $0.42 for a one-year period.

In April 2003, the Company issued 60,000 units by way of a private placement for proceeds of $27,000.  Each unit consisted of one common share and one warrant entitling the holder to purchase one common share at an exercise price of $0.50 for a one-year period.

In December 2003, the Company issued 3,430,000 units by way of a private placement for gross proceeds of $1,218,700.  Each unit consisted of one common share and one warrant entitling the holder to purchase one common share at an exercise price of $0.47 for an eighteen month period.

In December 2003, the Company also issued 100,000 shares as a finance fee to an agent in connection with the above-noted private placement.  These shares were valued based on the trading price of the common shares on the date of agreement.  At the agreement date the market value of these shares was approximately $35,000.  Additionally, the Company issued 514,500 agent warrants entitling the holder to purchase one non-flow-through common share at an exercise price of $0.47 for an eighteen month period.

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

7.

Share Capital - Continued

a)

Warrants

The following table summarizes the number of fully exercisable warrants transactions during 2003, 2002 and 2001:

	Number	Weighted Average Exercise price
Balance, December 31, 2000	650,000	0.36
Issued	385,625	0.25
Expired	(650,000)	0.36
Balance, December 31, 2001	385,625	0.25
Issued	2,900,000	0.29
Exercised	(340,000)	0.23
Balance, December 31, 2002	2,945,625	$0.29
Issued	4,404,500	$0.47
Exercised	(1,055,625)	$0.18
Expired	(1,500,000)	$0.40
Balance, December 31, 2003	4,794,500	$0.44

A summary of the warrants outstanding at December 31, 2003 is as follows:

	Exercise Price
Number	Year 1	Year 2	Expiry Date

100,000	$0.17	$0.20	June 17, 2004
290,000	$0.17	$0.20	August 1, 2004
400,000	$0.42		March 11, 2004
60,000	$0.50		April 8, 2004
3,944,500	$0.47		June 1, 2005

4,794,500

Subsequent to year end, 533,500 warrants with a weighted average exercise price of approximately $0.38 were exercised for gross proceeds of $204,750.

*

Subsequent to year end, 26,500 warrants expired unexercised.

7.

Share Capital - Continued

c)

Stock Options

The Company has a Stock Option Plan (“the Plan”) for directors, officers and employees.  There are restrictions on the number of common shares to be reserved for individuals and insiders under the Plan.  Options granted must be exercised no later than ten years after the date of the grant or such lesser periods as regulations require.  The maximum number of Common Shares to be issued under the Plan is 5,000,000 provided that the Company can not have at any given time more than 20% of its issued shares under option.  The number of shares reserved for issuance at any one time to any one person shall not exceed 5% of the outstanding shares issued.

The following table summarizes the number of fully-exercisable stock option transactions and the weighted average exercise prices thereof:

	Number of options	Weighted Average Exercise Price

Outstanding at December 31, 2000	1,760,000	$0.24
Granted	690,000	0.17
Cancelled/expired	(440,000)	0.22
Exercised	(700,000)	0.17

Outstanding at December 31, 2001	1,310,000	0.25
Granted	2,450,000	0.25	*
Exercised	(1,970,000)	0.24

Outstanding at December 31, 2002	1,790,000	0.27
Granted	2,340,000	0.36	*
Cancelled/expired	(275,000)	0.35
Exercised	(1,725,000)	0.27

Outstanding at December 31, 2003	2,130,000	$0.36

*

The weighted average fair value of options granted during 2003 was $0.27 (2002 - $0.15) based on the Black-Scholes option pricing model using weighted average assumptions, as described in Note 8.

A summary of the common share options exercisable and outstanding at December 31, 2003 is as follows:

Number	Exercise Price	Expiry Date

110,000	$0.25	May 22, 2005
20,000	$0.25	December 9, 2005
1,180,000	$0.36	July 28, 2006
820,000	$0.37	November 14, 2006

2,130,000

Subsequent to year end, 20,000 options with a weighted average exercise price of $0.25 were exercised for gross proceeds of $5,000.

7.

Share Capital - Continued

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

8.

Stock-Based Compensation

a)

The Company accounts for all stock-based compensation issued on or after January 1, 2002 to non-employees using the fair value based method and uses the intrinsic method for options granted to employees.  Accordingly, the Company attributes no compensation expense to stock-based awards granted to employees when the exercise price of the options granted is greater than the quoted market price of the underlying common stock.  On July 28, 2003, the Company granted 760,000 stock options to directors for consulting services, 710,000 stock options to certain consultants and 30,000 options to an employee. All of these options have an exercise price of $0.36 and a term of three years.  On November 14, 2003, the Company granted 370,000 stock options to directors for consulting services and 470,000 stock options to consultants, with an exercise price of $0.37. Compensation expense to non-employees and directors for consulting services is determined using the Black-Scholes option pricing model. All options granted during the year vested immediately.  Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants were as follows:

	2003	2002
Risk-free rate	2.99% to 3.54%	3.21% to 3.40%
Dividend yield	Nil%	Nil%
Volatility factor of the expected market price
of the Company's common shares	127%	146%
Weighted average expected life of the options (months)	36	12

For the year ended December 31, 2003, the compensation cost for stock options granted to non-employees totaled $620,600 (2002 - $346,324) which was included in administrative expenses and credited to contributed surplus.

8.

Stock-Based Compensation - Continued

On May 22, 2002, the Company granted 120,000 stock options to directors and 1,380,000 stock options to certain consultants.  All of these options had an exercise price of $0.25 and a term of three years.  On August 22, 2002 and September 9, 2002, the Company granted 500,000 stock options and 450,000 stock options, respectively, with an exercise price of $0.26 for three years to consultants.  All options granted during 2002 vested immediately.

b)

The pro-forma disclosures of the effect of applying the fair value based method of Stock Based Compensation to employees rather than the adopted intrinsic method are as follows:

	Year Ended December 31 2003	Year Ended December 31 2002
Net loss – as reported	$(1,442,991)	$(1,164,006)
Deduct: Total employees stock based compensation
Expense determined under fair value method for all
Awards	(8,025)	(15,343)

Net loss – pro-forma	$(1,451,016)	$(1,179,349)

Basic and diluted loss per share – as reported	$ (0.04)	$ (0.04)
Basic and diluted loss per share – pro-forma	$ (0.04)	$ (0.04)

The fair value of each option granted to employees was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2003	2002
Risk-free rate	2.99%	3.40%
Dividend yield	Nil%	Nil%
Volatility factor of the expected market price
of the Company's common shares	127%	146%
Weighted average expected life of the options (months)	36	12

9.      Income Taxes

The tax effects of the temporary differences that give rise to the Company's future tax assets and liabilities are as follows:

2003

2002

Net operating and capital losses

$

3,695,000

$

3,762,000

Capital assets

340,000

348,000

Mineral properties and deferred exploration costs

771,000

702,000

Investments

7,300

8,000

Undeducted financing costs

44,000

2,000

Valuation allowance

(4,857,300)

(4,822,000)

Future tax assets (liabilities)

$

-

$

-

The tax benefit of net operating losses carried forward and the associated valuation allowance were reduced by $Nil (2002 - $293,000), representing the tax effect of losses which expired in the year.

The provision for income taxes differs from the amount established using the statutory income tax rate for British Columbia resident corporations not eligible for the small business deduction as follows:

2003

2002

2001

Provision (benefit) at Canadian

statutory rate

$

(514,000)

$

(438,000)

$

(193,000)

Permanent differences

4,700

160,000

66,000

Non-deductible stock option compensation

221,000

130,000

-

Effect of reduction in statutory rate

253,000

750,000

-

Increase (decrease) in

valuation allowance

35,300

(602,000)

127,000

$

-

$

-

$

-

9.

Income Taxes - Continued

The Company evaluates its valuation allowance requirements based on projected future operations.  When circumstances change and this causes a change in management's judgement about the recoverability of future tax assets, the impact of the change in the valuation allowance is reflected in current income.

The Company’s future tax assets include approximately $44,000 (2002 - $2,000) related to deductions for share issue costs in excess of amounts deducted for financial reporting purposes.  If and when the valuation allowance related to these amounts is reversed, the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Statement of Operations.

The Company has approximately $4,375,000 (2002 - $4,080,000) of undeducted exploration and development costs which are available for deduction against future income for Canadian tax purposes.  In addition, the Company has non-capital losses of approximately $7,667,000 (2002 - $7,270,000) expiring in various amounts from 2004 to 2010 and allowable capital losses of approximately $2,705,000 (2002 - $2,705,000) which are available to offset against future capital gains.

The Company evaluates its valuation allowance requirements based on projected future operations.  When circumstances change and this causes a change in management’s judgment about the recoverability of future tax assets, the impact of the change on the valuation allowance is reflected in current income.

The Company’s future tax asset includes the tax effect of $1,050,000 (2002 - $75,000) related to exploration and development expenditures renounced on flow-through share issuances.  If and when the valuation allowance related to future tax assets covering this amount is reversed, the Company will recognize this benefit as an increase in share capital as opposed to income tax expense.

10.

Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements include:

a)

Remuneration paid or payable to directors and officers of the Company in 2003 amounted to $171,650 (2002 - $184,000; 2001 - $120,698).  As at December 31, 2003, $98,100 (2002 - $110,500) is included in accounts payable to two different directors for remuneration.  During 2003, $Nil (2002 - $45,500) in consulting fees were settled through the issuance of shares and warrants (Note 7(d)).

b)

During 2003, the Company received $60,000 (2002 - $59,922; 2001 - $93,371) for rent and administrative services provided to companies with common directors.  These amounts are recorded as a reduction of administration expenses.

The above-noted transactions were in the normal course of business and were measured at the exchange value which was the amount of consideration established and agreed to by the related parties.

10.

Related Party Transactions - Continued

a)

During 2001, the Company transferred shares held in Consolidated Pacific Bay Minerals Ltd. to settle amounts owing to a director totaling $68,000 (2003 - $Nil; 2002 - $Nil).  The 2001 transaction was recorded using the carrying values of the shares transferred which was consistent with the value of the shares being transferred at the date the agreement to transfer the shares was entered into.  The market price of the shares at the date of transfer was $130,000.

11.

Commitments

Pursuant to an agreement, the Company is obligated to pay $7,500 per month in compensation to its president, subject to certain conditions.

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

Differences in Canadian and United States accounting principles as they pertain to these financial statements are summarized as follows:

a)

Accounting for Unrealized Losses on Long-term Investments

Canadian generally accepted accounting principles (“Canadian GAAP”) require long term investments to be recorded at cost and written down to reflect permanent impairments in value.  Writedowns are recorded in the Statement of Operations.  United States generally accepted accounting principles (“US GAAP”) would require the Company’s long-term investments (available-for-sale securities) to be recorded at fair value in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.  Unrealized gains and losses are recorded as other comprehensive income which is a separate component of shareholders’ equity, except for declines in fair value that are determined to be other than temporary. These declines in value are charged to the Statement of Operations.  The gross unrealized losses described in Note 2 are, in management’s opinion, temporary.

Writedowns recorded under Canadian GAAP reflect those that are believed to be permanent in nature.

b)

Settlement of debt

Under Canadian GAAP, no value was assigned to the 250,000 fully exercisable warrants granted to directors in connection with the issuance of 250,000 shares for the settlement of amounts due to directors for consulting services in 2002.

12.

Differences Between Canadian and United States Generally Accepted Accounting Principles

- Continued

Under US GAAP, the warrants were valued on the date of the settlement agreement at $17,288 using the Black-Scholes option pricing model with the following assumptions:

2002

Risk-free interest rate

0.001%

Dividend yield

Nil%

Volatility factor of the expected market price

  of the Company’s common shares

146%

Weighted- average expected life of the warrants

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

Statement of Financial Accounting Standard (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, requires the Company to record compensation to “non-employees” using the fair value based method prescribed therein similar to accounting principles now in effect in Canadian GAAP. Compensation expense under US GAAP to non-employees is determined using the Black-Scholes option pricing model. For the year ended December 31,  2003, compensation expense incurred under SFAS No. 123 and not recognized in Canadian GAAP was $Nil (2002 - $Nil; 2001 - $27,588). Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants in 2001 were as follows:

2001

Risk-free interest rate

4.94%

Dividend yield

Nil%

Volatility factor of the expected market price

  of the Company’s common shares

100%

Weighted- average expected life of the options

  (months)

24

12.

Differences Between Canadian and United States Generally Accepted Accounting Principles

- Continued

d)

Under Canadian GAAP, no value was assigned to the warrants granted to agents in connection with the private placement of 3,430,000 units which was issued in December 2003 (Note 7).  Under US GAAP, the 514,500 agent warrants were valued on the closing date of the private placement using the Black-Scholes option pricing model with the following weighted average assumptions:

2003

Risk-free interest rate

2.59%

Dividend yield

-%

Volatility factor of the expected market price

  of the Company's common shares

92%

Weighted average expected life of the options (months)

18

The value of the warrants was approximately $80,835 which was charged against share capital as share issuance costs.  The net effect on the Company’s financial statements is $Nil.

e)

Under Canadian income tax regulation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors.  The Company has accounted for the issue of flow-through shares using the deferral method in accordance with Canadian GAAP.  At the time of issue, the funds received are recorded as share capital.  For US GAAP, the premium paid in excess of the market value is credited to other liabilities and included in income as the qualifying expenditures are made.  There was no premium on the flow-through shares issued for all periods presented.

Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow-through funds which are unexpended at the consolidated balance sheet dates are considered to be restricted and are not considered to be cash or cash equivalents under US GAAP.  As at December 31, 2003, unexpended flow-through funds were $1,050,000 (2002 - $75,000).

f)

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

12.

Differences Between Canadian and United States Generally Accepted Accounting Principles

- Continued

The impact of the above on the financial statements is as follows:

	2003	2002	2000

Net loss per Canadian GAAP	$ (1,442,991)	$ (1,164,006)	$ (433,323)
Adjustments related to:
Loss on settlement of debt (b)	-	(17,288)	-
Stock option compensation (c)	-	-	(27,588)

Net loss per US GAAP	(1,442,991)	(1,181,294)	(460,911)
Unrealized gains (losses) on investments (a), (f)	14,414	(64,267)	(11,979)

Comprehensive loss per United States GAAP	$ (1,428,577)	$ (1,245,561)	$ (472,890)

Loss per share per US GAAP Basic and diluted	$ (0.04)	$ (0.04)	$ (0.02)

Shareholders’ equity per Canadian GAAP	$ 3,448,552	$ 2,321,253	$ 1,852,767
Adjustment related to:
Accumulated comprehensive loss - unrealized loss on investments (a)	(64,013)	(78,427)	(14,160)

Shareholders’ equity per US GAAP	$ 3,384,539	$ 2,242,826	$ 1,838,607

g)

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

On May 15, 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. SFAS No. 150 affects an entity's classification of the following freestanding instruments: a) Mandatorily redeemable instruments b) Financial instruments to repurchase an entity's own equity instruments c) Financial instruments embodying obligations that the issuer must or could choose to settle by issuing a variable number of its shares or other equity instruments based solely on (i) a fixed monetary amount known at inception or (ii) something other than changes in its own equity instruments d) SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The guidance in SFAS No. 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003.

12.

Differences Between Canadian and United States Generally Accepted Accounting Principles

- Continued

Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”) provides guidance in the recognition and measurements of liabilities for costs associated with exit or disposal activities.  The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2003.

The implementation of these new standards did not have a material effect on the Company’s financial statements.

In January 2003, the FASB issued FIN No. 46 (which was amended in December 2003 to become FIN No. 46(R)), “Consolidation of Variable Interest Entities, an Interpretation of ARB 51”.  The primary objectives of FIN No. 46(R) are to provide guidance on the identification of entities for which control is achieved through means other than voting rights (variable interest entities or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE.  This new model for consolidation applied to an entity for which either:  (1) the equity investors do not have a controlling financial interest; or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties.  In addition, FIN 46(R) requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures.  As amended in December 2003, the effective dates of FIN No. 46(R) for all non-small business issuers are as follows:  (a) for interests in special-purpose entities:  periods ended after December 15, 2003; (b) for all VIEs created before January 31, 2003: periods ending after December 15, 2004; and (c) for all VIEs created after January 31, 2003, FIN 46(R) is applicable immediately.

The implementation of the not yet adopted standard is not expected to have a material effect on the Company’s financial statements.

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

Date: June 29, 2004

”Guilford H. Brett”

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

Date: June 29, 2003

”David H. Brett”

David H. Brett

Vice President and

Officer acting in the capacity of the Chief Financial Officer