Form 20-F/A
period 2003-12-31
CUSAC GOLD MINES LTD
filed 2004-07-14
CIK 768374

UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F/A

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

”David H. Brett”

David H. Brett

Vice President and

Officer acting in the capacity of the Chief Financial Officer

Exhibit 99.1

OFFICER'S CERTIFICATE

In connection with the Annual Report of Cusac Gold Mines Ltd. (the "Company") on Form 20F for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on June 30, 2004 (the "Report"), I, Guilford H. Brett, President and Chief Executive Officer (Chief Executive Officer) of the Company, hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on this 30th day of June, 2004.

 “Guilford H. Brett”

Name:

Guilford H. Brett

Title:

President and Chief Executive Officer

Exhibit 99.2

OFFICER'S CERTIFICATE

In connection with the Annual Report of Cusac Gold Mines Ltd. (the "Company") on Form 20F for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on June 30, 2004 (the "Report"), I, David H. Brett, Officer acting in the capacity of the Chief Financing Officer of the Company, hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on this 30th day of June, 2004.

“David H. Brett”

Name:

David H. Brett

Title:

Vice President and Officer acting in the capacity of the Chief Financial Officer