Form 20-F
period 2004-12-31
CUSAC GOLD MINES LTD
filed 2005-07-14
CIK 768374

UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

❑

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR

❑

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Company’s classes of capital or Common Stock as of the close of the period covered by this registration statement 43,546,112 common shares.

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES

X

NO______

Indicate by check mark which financial statement Item the Company has elected to follow

Item 17    X

 Item 18

TABLE OF CONTENTS

Part I

Item 1: Directors, Senior Management and Advisors

Item 2: Offer Statistics and Expected Timetable

Item 3: Key Information

Selected Financial Data for Five Years Ended December 31st 2004

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

Year ended December 31, 2004 Compared to year ended December 31, 2003

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

Item 12: Description of Securities other than Equity Securities

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies

Item 14: Material Modifications to the Rights of Security Holders

Item 15: Controls and Procedures

Item 16: Reserved

PART III

Item 17: Financial Statements

Item 18: Financial Statements

Item 19: Exhibits

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can identify these statements by forward-looking words such an “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” and “would” or similar words.  Forward-looking statements are not guarantees of future performance and involve substantial risks and uncertainties.  You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other forward-looking information.  We believe that it is important to communicate our future expectations to our shareholders.  However, there may be events in the future that we are not able to predict accurately or control.  Therefore, these statements should not be regarded as a representation by us that any of our objectives or plans will be achieved or that any of our operating expectations will be realized.  Our revenues and results of operations are difficult to forecast and could differ materially from those projected in the forward-looking statements contained in this Annual Report.

The factors listed below in the section captioned “Risk Factors,” as well as any cautionary language in this Annual Report, provide examples of risks, uncertainties, and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements.  You should be aware that the occurrence of the events described in these risk factors and elsewhere in this Annual Report could have a material adverse effect on our business, results of operations and financial position.  The risk factors should not be considered to be complete; we undertake no obligation to release publicly the results of any future revisions we may make to forward-looking statements to reflect events after the date hereof, or to reflect the occurrence of unanticipated events.

__________________________________

Unless otherwise indicated, all references to “Cusac”, the “Company”, “we”, “us”, and “our” refer to Cusac Gold Mines Ltd. and its subsidiaries.

Part I

Item 1: Directors, Senior Management and Advisors

Not Applicable.

Item 2: Offer Statistics and Expected Timetable

Not Applicable.

Item 3: Key Information

The financial data found herein for the years ended December 31, 2004 to 2000 and elsewhere in this Annual Report are taken from our financial statements, which have been prepared according to Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) and have been examined by BDO Dunwoody LLP, independent chartered accountants.

You should read the attached Consolidated Financial Statements and refer to the Item 5 captioned “Operating and Financial Review and Prospects”.

As discussed below and in Note 13 to our consolidated financial statements provide descriptions of the principal differences between Canadian GAAP and United States Generally Accepted Accounting Principles (“US GAAP”) as they relate to us and reconciliation of US GAAP to our consolidated financial statements.

Unless otherwise indicated, all financial data presented below is in Canadian dollars.

Selected Financial Data in accordance with Canadian GAAP for Five Years Ended December 31st 2004

	2004 (a)	2003(a) , (b)	2002 (b)	2001 (b)	2000 (b)
Production Revenue	-		-
Production Costs	-	-	-		$127,064
Administration & Amortization	$703,398	$1,033,813	$817,295	$339,673	$420,124
Exploration Expense	$1,120,152	$446,176	$330,668	$174,404	$204,461
Future Income Taxes Recovery	$(256,464)	-	-	-	-
Operating Loss	$(1,823,550)	$(1,479,989)	$(1,155,963)	$(514,077)	$(751,649)
Net Loss	$(1,692,229)	$(1,465,121)	$(1,192,847)	$(446,239)	$(574,649)
Loss per share	$(0.04)	$(0.04)	$(0.04)	$(0.02)	$(0.02)
Net Assets	$2,070,627	$3,121,004	$2,321,253	$1,852,767	$2,028,465
Total Assets	$3,374,820	$3,970,972	$2,842,118	$2,416,123	$2,465,823
Capital Stock	$20,038,558	$19,404,606	$17,454,916	$16,168,748	$15,911,123

(a)

As further discussed below and in the audited financial statements hereto, the Company’s 2004 and 2003 results reflect the expensing of stock options in accordance with generally accepted accounting principles in Canada promulgated during 2002.

(b)

As further discussed below and in the audited financial statement hereto, the Company’s 2000 through 2003 have been retroactively restated in accordance with generally accepted accounting principles in Canada relating to asset retirement obligations.

Differences Between Canadian and United States Generally Accepted Accounting Principles

As discussed in the Summary of Significant Accounting Policies to our consolidated financial statements, these consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

Differences in Canadian and United States accounting principles as they pertain to these financial statements are summarized as follows:

Accounting for Unrealized Losses on Long-term Investments

Canadian generally accepted accounting principles (“Canadian GAAP”) require long term investments to be recorded at cost and written down to reflect permanent impairments in value.  Writedowns are recorded in the Statement of Operations.  United States generally accepted accounting principles (“US GAAP”) would require the Company’s long-term investments (available-for-sale securities) to be recorded at fair value in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.  Unrealized gains and losses are recorded as other comprehensive income which is a separate component of shareholders’ equity, except for declines in fair value that are determined to be other than temporary. These declines in value are charged to the Statement of Operations.  The gross unrealized losses of $33,053 as described in Note 2 to our consolidated financial statements are, in management’s opinion, temporary.

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

Stock option compensation

Under Canadian GAAP, prior to the accounting change in 2004 the Company accounted for all stock-based compensation issued on or after January 1, 2002 to non-employees using the fair value based method and the intrinsic method for stock-based awards to employees. Under the intrinsic method, no compensation expense is recognized for awards granted to employees when the exercise price of the options equals or exceed the market value of the stock on the date of grant. The effect of retroactively applying the fair value based method of stock-based compensation to options granted to employees and restating the consolidated financial statements rather than the previously noted intrinsic method was to increase the net loss for 2002 by $15,343 for options granted in 2002, to increase the net loss for 2003 by $8,025 for options granted in that year, and to increase the accumulated deficit as of December 31, 2003 by $23,368.

Effective January 1, 2004, the Company adopted the Canadian GAAP fair-value-based method for all stock-based awards granted on or after January 1, 2004 and retroactively applied this method and restated all prior period consolidated financial statements.

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued (“SFAS”) No. 123 (revised 2004), “Share-Based Payment.” SFAS No. 123(R) requires the Company to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. In addition, SFAS No. 123(R) requires additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. For public entities that do not file as a small business issuer, SFAS No. 123(R) is effective for the first annual reporting period beginning after June 15, 2005. Effective January 1, 2004, the Company has also early adopted, using modified prospective method as allowed under US GAAP, SFAS No. 123R.  Accordingly, there is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting of stock-based compensation for periods beginning after January 1, 2004.

Prior to January 1, 2004, under US GAAP, the Company applied Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”, and related Interpretation No. 44 in accounting for all stock options granted to employees and directors for director services.  Under APB 25, compensation expense is only recognized for stock options granted with exercise prices below the market price of the underlying common shares on the date of grant.  Stock options that have been modified to reduce the exercise price are accounted for as variable.

Statement of Financial Accounting Standard (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, requires the Company to record compensation to “non-employees” using the fair value based method prescribed therein similar to accounting principles in effect in Canadian GAAP for the years ended December 31, 2003 and 2002.

Other Stock Based Compensation

Under Canadian GAAP, no value was assigned to the warrants granted to agents in connection with the private placement of 2,669,231 (2003 - 3,430,000) units which were issued in December 2004 and 2003 as described in Note 8 to our consolidated financial statements.  Under US GAAP, the 226,923 (2003 - 514,500) agent warrants were valued on the closing date of the private placement using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003
Risk-free rate	3.06%	2.59%
Dividend yield	Nil%	Nil%
Volatility factor of the expected market price
of the Company's common shares	89%	92%
Weighted average expected life of the options (months)	12	18

The value of the warrants was approximately $11,126 (2003 - $80,835) which was charged against share capital as share issuance costs.  The net effect on the Company’s shareholder’s equity is $Nil (2003 -$Nil).

The agent warrants issued during the year ended December 31, 2004 once issued provide the agent with a unit which consists of one common share and warrants as outlined in Note 8. The value of the additional warrants is not determinable and thus not measured until they are issued at which time the value will be charged against share capital as share issuance costs, such that the net effect will be $Nil on the Company’s shareholder’s equity.

Flow-through Shares

Under Canadian income tax regulations, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors.  The Company has accounted for the issuance of flow-through shares using the deferral method in accordance with EIC No. 146 under Canadian GAAP. At the time of issue, the funds received are recorded as share capital and upon renunciation to the shareholders, the Company reduces share capital and records a temporary future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where the Company has sufficient available tax loss carryforwards or other deductible temporary differences available to offset the renounced tax deduction, the realization of the deductible temporary differences is credited to income in the period of renunciation. As at December 31, 2004, the Company renounced $720,000 in expenses and recorded, under Canadian GAAP,  an income tax recovery of $256,464.

For US GAAP, the proceeds of the sale of flow-through shares should be allocated between the offering of shares and the sale of tax benefits. The allocation is calculated based on the difference between the quoted market value of the Company’s shares and the proceeds received and a liability is recognized for this difference.  The liability is reversed upon renunciation and a deferred tax liability is recognized. The difference between the liability recognized at the time of issuance and the deferred tax liability will be included as income tax expenses.  As the flow-through units were sold for proceeds equal to the quoted market value of the Company’s common shares, no liability was recognized for the all periods presented.

Also under US GAAP, as the flow-through units, which consisted of one flow-through share and one warrant, were issued to the Company’s President and certain directors, compensation expense of $50,199 based on the fair value of the warrants and the renounced tax benefit should be recognized in the Statement of Operations.  The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions:  risk free rate – 2.51%; dividend yield – Nil%; expected volatility of 96%; and weighted average expected life of 1 year.

Asset Retirement Obligation

The Company adopted CICA 3110, “Asset Retirement Obligations” under Canadian GAAP effective January 1, 2004.  For US GAAP, the Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” as at January 1, 2003.  At that time, the Company estimated that the costs of the reclamation of the Table Mountain Mine site would be covered by the bonds held by the Company for such purposes.  As a result, no asset retirement liability was accrued as at December 31, 2003.  During 2004, the Company received additional information regarding the required reclamation, decommission and clean-up activities and increased their estimated costs by approximately $500,000.  This change in estimate resulted in the recognition of additional asset retirement obligations and a corresponding capitalization to the resource property as at December 31, 2004 under US GAAP of $342,288, being the discounted present value of the approximated reclamation costs.  At the end of the year, the Company evaluated the future recoverability of its resource property and wrote down the carrying amount of the resource property by the full amount of the additional asset retirement obligations of $342,288.

Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow-through funds which are unexpended at the consolidated balance sheet dates are considered to be restricted and are not considered to be cash or cash equivalents under US GAAP. As at December 31, 2004, unexpended flow-through funds were $649,147 (2003 - $1,050,000).

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

The impact of the above on the financial statements is as follows:

	2004	2003	2002
		(Restated)	(Restated)

Net loss per Canadian GAAP	$ (1,692,229)	$ (1,465,121)	$ (1,192,847)
Adjustments related to:
Stock based compensation	-	8,025	15,343
Loss on settlement of debt	-	-	(17,288)
Flow through shares	(256,464)	-	-
Compensation expense on warrants and renouncement of tax benefit	(50,199)	-	-
Asset retirement obligation	(342,288)	-	-
Accretion expense	14,740	14,105	13,498

Net loss per US GAAP	(2,326,440)	(1,442,991)	(1,181,294)
Unrealized gains (losses) on investments	30,960	14,414	(64,267)

Comprehensive loss per United States GAAP	$ (2,295,480)	$ (1,428,577)	$ (1,245,561)

Loss per share per US GAAP Basic and diluted	$ (0.06)	$ (0.04)	$ (0.04)

Shareholders’ equity per Canadian GAAP	$ 2,070,627	$ 3,121,004	$ 2,007,810
Adjustment related to:
Asset retirement obligation	-	327,548	313,443
Accumulated comprehensive loss - unrealized loss on investments	(33,053)	(64,013)	(78,427)

Shareholders’ equity per US GAAP	$ 2,037,574	$ 3,384,539	$ 2,242,826

Currency and Exchange Rates

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.

The noon rate of exchange on June 16, 2005 as reported by the Bank of Canada, for the conversion of Canadian dollars into U.S. dollars was Cdn$1.2376 per U.S.$1.00 (Cdn.$1.00 equals $0.72).

	Monthly High (1)	Monthly Low (1)
June 2005	$0.82	$0.79
May 2005	$0.81	$0.79
April 2005	$0.82	$0.80
March 2005	$0.83	$0.80
February 2005	$0.81	$0.80
January 2005	$0.83	$0.81
December 2004	$0.84	$0.81

(1)

The high and low exchange rate in each month has been calculated using the average buy/sell rate of the Bank of Canada

The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of U.S. dollars into Canadian dollars.

Year Ended December 31,

	2004	2003	2002	2001	2000
High	$0.7141	$0.7061	$0.6583	$0.6669	$0.6894
Low	$0.8537	$0.7867	$0.6231	$0.6279	$0.6521
Average	$0.7683	$0.7136	$0.6369	$0.7046	$0.6725
Period End	$0.8300	$0.7738	$0.6329	$0.6279	$0.6669

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

Risk Factors & Uncertainties

Risk of Non Compliance with Government Regulations

To the best of our knowledge, the Company has obtained all necessary governmental permit approvals for development of its properties. If additional approvals are necessary for any development in the future, the Company intends to provide all the necessary information to regulatory authorities and adjust its development plans to enable it to obtain any requisite approvals. In the event the Company is not able to obtain the necessary approvals, the Company’s development plans and operations could be negatively impacted. The Company currently believes its operations throughout comply with all governmental regulations, and it intends to comply with all governmental regulations as it continues to explore, develop and, if possible, exploit its properties.

Financial Uncertainty

The Company’s objective is to delineate economic bodies of gold mineralization on its properties. The decision to go into full scale production and undertake additional exploration and development programs and feasibility studies will involve consideration and evaluation of several significant factors including, but not limited to: costs of bringing proven reserves into production, including additional exploration and development work, preparation of production feasibility studies; availability and costs of financing; ongoing costs of production; market prices for the metals to be produced; environmental compliance regulations and restraints; and political climate, governmental regulation and control, or both.  There is no assurance that these factors will be favorable so that full scale production and additional exploration will be economically feasible.

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

Going Concern Uncertainty

The Company is an exploration stage company with no history of profitability. There can be no assurance that the operations of the Company will be profitable in the future. The Company has limited financial resources and will require additional financing to further explore, develop, acquire and retain its property interests and if financing is unavailable for any reason, the Company may become unable to acquire and retain its mineral concessions and carry out its business plan. These circumstances raise doubt about our ability to continue as a going concern, as described in the comments by our independent auditor for U.S. Readers on Canada – U.S. reporting difference on the December 31, 2004 and 2003 consolidated financial statements.  The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

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

-

industrial and jewelry demand,

-

expectations with respect to the rate of inflation,

-

the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies,

-

interest rates,

-

central bank sales,

-

forward sales by producers,

-

global or regional political or economic events, and

-

production costs in major gold-producing regions such as South Africa, South America and the former Soviet Union.

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

Fluctuating Price and Demand of Gold and Base Metals.

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

Nature of Business

The validity of mining claims is often uncertain and may be contested. In accordance with mining industry practice, the Company has surveyed the key claims of the known resources located within its properties. However, the boundaries of some of the Company's mining properties have not been surveyed, and, therefore, in accordance with the mining laws of British Columbia, the precise location and area of these mining properties may be in doubt and could be the subject of competing claims. Title insurance is unavailable in Canada. The bulk of the Company’s claims have been held for at least 20 years, during which time there have been no disputes as per the Company’s knowledge.  However, there is no assurance that these claims will not be contested in the future.

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

In August of 1996, the Company entered into an option agreement with International Taurus Resources Ltd. ("Taurus") regarding the same claims formerly under option to Cyprus. Given the low-grade gold content, the Company dropped this option agreement in 2000.  In 2005, Taurus merged with American Bonanza Gold Mining Inc. to form a new company of the same name and as such is the new tenure holder of the claims that the Company formerly had under option.

The core productive portion of the Table Mountain Gold Property has been fully controlled and 100% owned by the Company since 1993.

Since 1997, the Company has suspended mine operations and has entered into a “care and maintenance” mode with regards to the Table Mountain Mine due to the low gold prices in the late 1990’s and early 2000’s and difficulty in raising capital.  In recent years the price of gold has increased and the Company has been able to raise equity funding for exploration, as outlined in detail below.  Production has not recommenced at time of writing, but management is seeking to raise sufficient funds to restart mining operations.  As outlined below, the Company completed in Q1 2005 an independent Preliminary Feasibility Study relating to gold reserves at Table Mountain that indicates the economic viability of recommencing operations and a requirement for CDN$ 3.7 million start-up funds.

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

The Company was incorporated under the name Glen Copper Mines Limited pursuant to the laws of the Province of British Columbia by registration of its Memorandum and Articles in 1965. It changed its name to Cusac Industries Ltd. in 1974 and then to Cusac Gold Mines in 1995. The Company’s executive offices are located at 911 – 470 Granville Street, Vancouver, B.C. V6C 1V5: (604) 682-2421, Fax: (604) 682-7576; website: www.cusac.com. The contact person is Mr. David H. Brett, Director, President & CEO of the Company.

The Company has 100,000,000 authorized common shares of no par value of which, 43,331,712 common shares of Common Stock were issued and outstanding as of December 31, 2004. The Company also has 5,000,000 preference shares of no par value as of December 31, 2004.

The Common shares of the Company are trading on the Toronto Stock Exchange with a trading symbol CQC and trading on the NASDAQ OTCBB under the symbol CUSIF.

Organizational structure

The Corporation’s head and principal office is located at 911 – 470 Granville Street, Vancouver, British Columbia, Canada V6C 1V5.  The Company has one inactive wholly-owned subsidiary, Gulf Titanium Inc

Property, plants and equipment

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

Cusac Gold Mines Ltd. presently controls the majority of the hard rock mining claims and a number of placer claims in the Cassiar area, which comprise the Table Mountain Gold Property in the Liard Mining District, NTS 104P (Figure 2).  The property covers approximately 14,000 hectares (5,100 acres) and is mostly contiguous.  The property has been acquired by direct staking, outright purchase, and option agreements.  Most of the claims are owned outright, with some subject to option payments and net smelter royalties, or net profit interests.  The claim names, tenure numbers, expiry dates, number of units, and tag numbers of all claims that comprise the property and are currently in good standing are listed in Appendix II of the Report which is filed as Exhibit 15.1.

The author of the report has not verified the title to these claims, the underlying agreements, and claim post locations, because these are beyond the scope of this report, except for those that cover the most recent area of exploration work.  To the best of management’s knowledge, there have been no disputes to the title of these claims in the past 20 years. A field inspection of the Cordoba and Nu-Tara claims, which cover the recent work area, was conducted during the most recent property visit, and the Legal Corner Posts for these claims were verified to be accurately located according the mineral titles map M104P022 (Figure 3).  In addition, the Nu-Tara claim has been legally surveyed.

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

Figure 3.  Mineral Titles Map M104P022.  Verification of location of Cordoba and Nu-Tara mineral claims.

The Table Mountain processing and support facilities consist of a 300 ton-per-day gravity-floatation mill, power plant, service facilities, offices, core library, cookhouse, and bunkhouses. A newly-completed and permitted tailings pond, with approximate capacity of 50,000 tonnes, is next to these facilities, which are centrally located in the camp adjacent to McDame Lake and Highway 37.  Additional service facilities are located at the Cusac mine in the southern portion of the camp

The property contains numerous occurrences of gold-bearing quartz veins, many of which have been mined underground and less so from surface.  Numerous old surface disturbances such as access roads, trenches, open pits, underground staging areas, and drill sites occur throughout the property and have been reclaimed (Hunt 2003).  There are two tailings disposal facilities, one of which has been reclaimed.  Deposits of material from placer mining are present along McDame Creek.  The author of the report knows of no environmental liabilities on the property.  Management of the Company has estimated in 2004 an asset retirement obligations totaling approximately $500,000 (consisted of estimated annual payments of approximtately $50,000 for a period of 10 years) based on its understanding of the requirements to reclaim, decommission and clean up its Table Mountain Mine site. Work permits are required on an as-needed basis in advance of the work being conducted.

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

Since 1997, the Company has suspended mine operations and has entered into a “care and maintenance” mode with regards to the Table Mountain Mine due to the low gold prices in the late 1990’s and early 2000’s and difficulty in raising capital.

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

Mineral Resource and Reserve Estimates

Main Mine, Cusac Mine and Bain Mine

Because the Main Mine has been closed and essentially sealed, the author of the Glover (2002b) report is of the opinion that historical economic evaluations done to establish reserves from this area of the property do not reflect additional costs that would be incurred to re-open the mine and extract the mineralized material; therefore, it cannot be considered to contain reserves as outlined by the CIM Standards on Mineral Resources and Reserves (2000).  Accordingly, these reserves should be reclassified as resources using comparable categories, i.e. Proven Mineral Reserve to Measured Mineral Resource, and Probable Mineral Reserve to Indicated Mineral Resource, until an economic re-evaluation has been completed.

Reserves in the Cusac Mine do not need to be reclassified because this mine has not been closed and sealed.

Reserves in the Bain Mine were recently re-estimated by Fitzpatrick and Glover (2003) and are discussed in this annual report under the sections Mineral Resource Estimate and Mineral Reserve Estimate.

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

- Katherine, Bonanza, Marion, Amber

- Bain Mine

1-21.

Pooley Pass: Large gap along ECFZ with possible vein system.

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

2.

Christine:  Northerly-trending Type I vein in Finlayson Creek on east side of Table Mountain along contact of TMS.

3.

Meg: Northeasterly-trending Type I vein in basalt on northeast flank of Table Mountain.

4.

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

DRILLING

A small diamond-drilling program was conducted under Notice of Work Permit Number 0100115 during 2002 to further explore and further define the East Bain Vein, which was initially defined by diamond drilling during 1990 and 1991 (Westervelt 1991, Glover 2002a).  The program comprised eleven holes of NQ diamond drilling totalling 2395.1 m; ten of these holes were collared on the Nu-Tara mineral claim, and one on the Cordoba mineral claim (Figure 6).  Collar locations, which were tied into the mine survey grid by chain and compass, were field verified by the author of the report1 using a hand-held GPS unit with a field accuracy of +10 m.  The holes were found to be located correctly on the mine grid, but a discrepancy exists between the GPS UTM and mine grid coordinate systems, which should be investigated further.  The mine grid coordinate system is shifted approximately 200 m south and east of the GPS UTM grid coordinate system.

Down-hole drill hole dip orientations were determined using corrected acid tests; lithological  descriptions and structural core axis angles were recorded; and quartz veins were sampled.  Core axis angles were used to correct intersected vein intervals to true thicknesses.  Drill core samples were sent to Eco Tech Laboratory Ltd. for gold and silver assaying.  Core sample locations were field verified by the author of the report.

A summary of the drill hole targets, results, and interpretation is as follows.

•

02BG-01 tested the gap with West Bain Vein and did not intersect any veins.

•

02BG-02 tested the vein 50 metres west of previous intersections and intersected a strong quartz vein yielding 5.19 oz/ton over 0.6metres that is a small faulted wedge with limited tonnage potential.

•

02BG-03 tested the eastern end of the vein and intersected a quartz vein system that returned 0.38 oz/ton over 2.6 metres.

•

02BG-04 tested the western end of the vein to define a target elevation for development and intersected 0.554 oz/ton over 1.4 metres.

•

02BG-05 tested the eastern extent of the vein and intersected a weakly mineralized vein breccia.

•

02BG-06 tested the central portion of the vein and intersected 0.6m of vein fault breccia that returned 0.062 oz/ton over 0.6 metres.

•

02EB-07 tested the eastern extent of a vein above a known fault and did not intersect any significant veining.

•

Holes 02EB-08 to 11 were drilled as a fence on section 8398E to test for an eastern extension of the vein and did not intersected any significant veining.

 Technical Report on Rory & East Bain Veins - Table Mountain Gold Property

Liard Mining District, British Columbia, Canada

Cusac Gold Mines Ltd.

R. Dennis Bergen, P.Eng.

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

data verification and validation

The author of the report has verified analytical data quoted in this report from the 2002 exploration program with respect to the original analytical certificates; however, actual field samples could not be verified because of the whole core sampling.

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

The author of the report reviewed the updated estimate, which was classified as a “Drill Indicated Resource” by Fitzpatrick and Glover (2003), and is of the opinion that it must be re-classified to conform to the CIM Standards on Mineral Resources and Reserves (2000).  Block 02BG-02 is reclassified as inferred because geological and grade continuity cannot be assumed, i.e. it is not contiguous with the rest of the resource blocks, and it is based on a single drill hole whose assays cannot be validated.  The remaining blocks remain in same confidence category; however, the nomenclature has been changed to an Indicated Mineral Resource to conform to the CIM Standards on Mineral Resources and Reserves (2000).  The Indicated classification is retained because geological and grade continuity can be reasonably assumed, i.e. the blocks are contiguous and each is based on proximal gold-bearing quartz veins of similar strike, dip, and nature, and historical assay data have been validated by new assay data of similar tenor in adjacent blocks and supported by multiple documented occurrences of visible gold.  The re-classified Mineral Resource Estimate is given in Table 3.  Block 02BG-06 was excluded from the tabulation because it is sub-ore grade, i.e. 0.06 oz/ton, which maintains consistency with the original updated estimate where a sub-ore grade block was excluded.

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

The author of the report reviewed the updated estimate, which was classified as a “Mining Reserve” by Fitzpatrick and Glover (2003), and is of the opinion that it does not conform to the CIM Standards on Mineral Resources and Reserves (2000) and cannot be classified as a Mineral Reserve Estimate.  The reasons are that the Fitzpatrick and Glover (2003) study does not include cost estimates to assess the economic viability of mining; the Beaton (2003) study includes Block 02BG-02, which contains a significant Inferred Mineral Resource that cannot be used in an economic study to define a Mineral Reserve Estimate; and no comments were made by Beaton (2003) about using that study to define a Mineral Reserve Estimate.  Hence, the reader is cautioned that the updated Indicated Mineral Resource estimate for the East Bain Vein cannot be re-classified to a Mineral Reserve at this time because it has not been demonstrated to have economic viability.

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

interpretation and conclusions

The author of the report concludes that the Table Mountain Gold Property has a high potential for discovering new high-grade gold vein systems along the Erickson Creek Fault Zone, similar to the ones already mined.  In addition, the unexplored areas adjacent to Beaton Creek, Boomerang-Lyla Fault Zones, similar structures along Finlayson Creek, eastern side of Table Mountain and Huntergroup Massif also have a potential for discoveries of high-grade gold vein systems.  However, there is no assurance that high-grade gold vein will ever be discovered or, if discovered, can be mined economically.

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

Grade Cutting

Visible gold and high gold grades are frequently observed in quartz veins at the Table Mountain Gold Property.  The historical cutting factor used is 2 oz/ton, which commonly has resulted in the underestimation of the contained gold, particularly in the top 10 to 20 m of quartz veins, occurring under listwanite.  The author of the report is of the opinion that grade cutting should be revised to a scheme of 5 oz/ton for 10 m below a listwanite contact, and the historical 2 oz/ton for the remainder of the veins.

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

Outlook and Future Plans

Subsequent to December 31, 2004, the Company completed and published the results of a Preliminary Feasibility Study1 related to the East Bain Vein and the Rory Vein.  The prefeasibility study was prepared by Dennis Bergen, PEng, an independent qualified person under National Instrument 43-101. Highlights of the prefeasibility study are as follows:

•

Ore currently outlined in the East Bain and Rory veins totals 44,000 tons of probable mineral reserves grading 0.49 ounce per ton, containing 21,360 ounces of gold.

•

The company would net $2.5-million in cash from the project (projected to take 12 months) after deducting all operating costs and capital expenditures.

•

The project would result in an annualized internal rate of return of 129 per cent.

•

Total cash costs (included all direct on-site operational and overhead costs) per ounce are estimated to be $256 (U.S.) per ounce and total production costs (includes amortization) are estimated to be $292 (U.S.), under the assumption that all capital costs of the project ($765,000) are amortized immediately.

The prefeasibility study is based on cut grades only (meaning all drill core assays used in reserve calculations over two ounces per ton were cut back to two ounces), assumes a gold price of $535 (Canadian), and does not include previously announced Rory and East Bain inferred mineral resources of 3,369 tons grading 0.96 ounce per ton (cut). A sum of $3.7-million is required to finance capital expenditures and operating cost to bring the project to positive cash flow.

However, there is no assurance that the specified amount of gold is available, can be economically mined and the Company can receive any cash return of the project.

Item 5: Operating and Financial Review and Prospects

During the year ended December 31, 2004, the Company’s expenditures have been financed through issuance of common shares.  Equity financing raised, including flow-through shares, during the year was $961,268, compared to $1,949,690 raised in 2003. No gold production occurred during the period resulting in a net loss of $1,692,229 or $0.04 per share, a increase of over last year’s loss of $1,465,121, $0.04 per share loss.

Year ended December 31, 2004 Compared to year ended December 31, 2003

General and administrative costs were $ 661,147 during 2004 compared to $ 991,710 for 2003.  General and administrative expenses include office rent, legal and accounting fees, listing fees, shareholder communications and non-cash employee and director incentive stock option expense that is calculated based on Canadian generally accepted accounting principles.  The Company’s assets totaled $3,374,820 at the end of 2004 compared to $3,970,972 at the end of 2003. The decrease in the book value of the company’s assets is mainly attributable to a decrease in cash generated from equity financing completed during the period.

Year ended December 31, 2003 Compared to year ended December 31, 2002

General and administrative costs were $991,710 during 2003 compared to $813,229 for Fiscal 2002, an increase of $207,322.  General and administrative expenses include office rent, legal and accounting fees, listing fees, shareholder communications and various other costs. The increase in administration costs is due largely to a $628,625 non-cash employee and director incentive stock option expense that is calculated based on generally accepted accounting principles.  . The Company’s assets totaled $3,970,972 at the end of 2003 compared to $2,842,118 at the end of 2002. The increased book value of the company’s assets is mainly attributable to an increase in cash generated from equity financing completed during the period.

Historical Results of Operation

In 2004, 2003 and 2002 no gold mining operations were carried out. Revenues from the sale of gold concentrates during fiscal 1999 were approximately $256,424, as compared to approximately $487,000 during fiscal 1998. The decrease is due to limited mining activity, which includes bulk sample milling to keep the plant in operational condition.

No production costs were incurred for the last three fiscal years as no gold mining operations were carried out.  Production costs were $124,581 during fiscal 1999 as compared to $487,033 during fiscal 1998. Although the Company contemplated in fiscal 1998 to increase the through put rates, due to low gold prices the Company did not under take extensive mining operations. To keep the plant in operational condition and to expand exploration activity, the Company worked only on the newly discovered extension of the Bear Vein with a small crew. Cash costs per ounce of gold sold were $337 (US$227) per ounce during fiscal 1998 as compared to $573 (US$417) in fiscal 1997. Cash costs include mining, milling maintenance and on-site general and administrative expenditures.

Liquidity and Capital Resources

At December 31, 2004 the Company had current assets of $676,076 consisting of cash, receivables, flow-through share proceeds, and prepaid expenses, compared to $1,158,477 at the end of 2003.  The decrease in current assets is attributable to depletion of cash through increased exploration expenditures, coupled with a decrease in financing activity.   The decrease in financing activity is believed by management to be attributable mainly to poor market conditions for junior gold issuers that prevailed for much of 2004.

Current liabilities at December 31, 2004 were $961,905, compared to $522,420 for the end of 2003.  The increase is primarily attributable to new bank indebtedness of $307,516 and an increase in accounts payable.  The bank indebtedness represents an operating line of credit used by the Company to pay expenses that are not exploration expenses and therefore not payable from its flow-through share proceeds.  The increase in accounts payable is attributable primarily to an increase in trade payables to exploration service providers.

Equity financing raised during 2004 was $961,268 (includes $720,000 in flow-through financing) compared to $1,949,690 (includes $1,050,000 in flow-through financing) raised during 2003.  The decline in equity financing year over year can be attributed partly to poor equity market conditions during the period.  Also, as mentioned above, the Company had engaged an underwriter to complete a $3,000,000 convertible debenture financing in 2004 that was not completed in part due to the sudden and unfortunate passing away of the lead investment advisor responsible for the financing.

At December 31, 2004, the Company had a working capital deficiency of $285,829 as compared to a surplus of $636,057 at December 31, 2003, a difference of ($921,886).  The loss of surplus and increased deficiency is attributable to the failure of the above described convertible debenture offering, combined with the Company’s obligation to expend all funds raised pursuant to “flow-through” share offerings completed in 2003.  Management is taking steps to cure this deficiency by seeking additional equity financing. As at June 16, 2005, the Company has no cash on hand.  Until such time as additional equity financing can be raised, the Company is relying on advances from its directors and shareholders to provide working capital as needed.

SIGNIFICANT CHANGES TO ACCOUNTING POLICY DURING THE YEAR

In response to regulatory and industry changes, the Company changes its accounting policy from time to time to comply with applicable rules and guidelines.  During the year, the Canadian Institute of Chartered Accountants (CICA), introduced changes to its Generally Accepted Accounting Principles (GAAP) that affect the Company, resulting in the following changes that materially affect Company’s audited financial statements for the year ended December 31, 2004:

1.

Stock Based Compensation.  Effective January 1, 2004, the fair value of stock options granted to the Company’s employees and all others are now required to be expensed against earnings.  Previously, only the fair value of options granted to consultants were expensed.  The Company has retroactively adopted this new stock compensation policy which has caused the net loss of the Company to increase by $8,025 and $15,343 in 2003 and 2002 respectively.  The new policy had no effect on the 2004 net income.

2.

Asset Retirement Obligations.  Under Canadian GAAP, effective the Company’s fiscal 2004 period and going forward, the Company is required to examine whether or not any asset on the balance sheet might reasonably be expected to cost the Company expenses to retire such asset from the company’s books.  One asset that bears such examination is the Company’s main resource property, the Table Mountain Property.  Ongoing environmental reclamation may be required, leading to regular expenditures.    Accordingly, the Company has estimated that approximately $50,000 per year in expenses will be required for a period of 10 years for a total of $500,000 commencing immediately, to retire this asset.  The Net Present Value of these current and future expenditures is now reflected on the Company’s balance sheet.

3.

Flow-Through Shares.  In accordance with CICA Emerging Issue Committee No. 146 regarding the accounting of flow-through shares, as a result of the Company having sufficient temporary differences available to offset the renounced tax reduction, the Company has recognized $256,464 future income tax recovery related to the renouncement of tax reductions to shareholders.

New U.S. Accounting Pronouncements

In January 2003, the FASB issued FIN No. 46 (which was amended in December 2003 to become FIN No. 46R), “Consolidation of Variable Interest Entities, an Interpretation of ARB 51”.  The primary objectives of FIN No. 46R are to provide guidance on the identification of entities for which control is achieved through means other than voting rights (variable interest entities or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE.  This new model for consolidation applied to an entity for which either:  (1) the equity investors do not have a controlling financial interest; or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties.  In addition, FIN 46R requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures.  As amended in December 2003, the effective dates of FIN No. 46R for all non-small business issuers are as follows:  (a) for interests in special-purpose entities:  periods ended after December 15, 2003; (b) for all other VIEs, no later than the first reporting period ended after March 15, 2004.

The implementation of this new standard did not have a material effect on the Company’s financial statements.

In December 2004, FASB issued SFAS No. 153 to amend Opinion 29 by eliminating the exception for non-monetary exchanges of similar productive assets and replaces it with general exception for exchanges of non-monetary assets that do not have commercial substance.  A non-monetary exchange is defined to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

The implementation of the not yet adopted standard is not expected to have a material effect on the Company’s financial statements.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with accounting principle generally accepted in Canada. Differences from United States accounting principles are disclosed in Note 13 in the Notes to the Consolidated Financial Statements in Item 17 of this Annual Report on Form 20F. Some accounting policies have a significant impact on the amount reported in these financial statements. A summary of those significant accounting policies can be found in the Summary of Significant Accounting Policies in our consolidated financial statements. Note that our preparation of this Annual Report on Form 20-F requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates. We believe as explained below that our most critical accounting policies cover the following areas: resource properties, long-term investments and stock-based compensation.

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

Stock-Based Compensation

Effective January 1, 2004, the Company has retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountant (“CICA”) Handbook Section 3870, “Stock-based compensation and other stock based payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002.  Previously the Company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements. The Company has retroactively applied this new accounting policy to prior years and restated the consolidated financial statements accordingly. The effect of the restatement was to increase the net loss for 2002 by $15,343 for options granted in 2002, to increase the net loss for 2003 by $8,025 for options granted in that year, and to increase the accumulated deficit as of December 31, 2003 by $23,368. Contributed surplus was restated for the corresponding effect of these restatementsItem 6: Directors, Senior Management, and Employees.

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

Any Trend Information.

There are no trends known to management that are reasonably likely to have material effect on the company's net assets, revenue, or liquidity.

Off –Balance sheet arrangements

The Company has no off-balance sheet arrangements

1. Technical Report on Rory & East Bain Veins - Table Mountain Gold Property

Liard Mining District, British Columbia, Canada

Cusac Gold Mines Ltd.

R. Dennis Bergen, P.Eng.

Tabular disclosure of contractual obligations

Payments Due by Period ($’s)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations other than Capital Lease Obligations	-	-	-	-	-
Capital Lease Obligations	-	-	-	-	-
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities reflected on the Corporation’s Balance Sheet under Canadian GAAP, Asset Retirement Obligation)	500,000	50,000	50,000	50,000	350,000
Total	500,000	50,000	50,000	50,000	350~~,000~~

Directors & Officers

Name

Particulars

Elected

David H. Brett, MBA

502 First St.

1996

President & CEO

New Westminster, B.C

Involved in general management

Of  the Company.  Also

 a Director

Of Consolidated Pacific Bay

Minerals Ltd.

Guilford H. Brett, BA (*)

785 Grantham Place

1961

Director & COB.

North Vancouver, B.C. V7L 1S9

Directs and manages affairs of

The Company.  Also President

And a Director of Consolidated

Pacific Bay Minerals Ltd. And a

Director of Tone Resources Ltd..

Luard Manning, PEng. (*)

945 Belvedere Dr.

1991

Director

North Vancouver, B.C.

Independent Mining Engineer

George Sanders (*),

  2005

Director

Vice President  Argentina Operations

for Consolidated Pacific Bay Minerals Ltd. since September 2004; Project Manager - Materials Testing and Consulting, Inc. from June 2001 to December 15, 2004; Self-employed geological consultant in Argentina and the U.S. - October 1995 to June 2001.

Leanora Homrig

6596 Woodlyn Road

2002

Officer

/CFO

Ferndale, WA

Secretary Treasurer, involved in

corporate governance duties of the

Company.  Also an officer of Consolidated Pacific

Bay Minerals Ltd.

(*) Member of the Audit Committee

All directors are elected and their term of office expires at our next annual general meeting.

Executive Officers

During the year ended December 31, 2004, there were two (2) executive officers of the Company.

David H. Brett

President/CEO & Director since 2004

Director of Consolidated Pacific Bay Minerals Ltd.

Brother of Leanora B. Homrig, CFO.

Leanora B. Homrig

Corporate Secretary and CFO since 2002.

Sister of David H. Brett

There have been and are no other arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was or will be selected as a Director or Executive Officer.

Executive Compensation

Remuneration paid or payable to directors and officers of the Company in 2004 amounted to $167,000 (2003 -  $171,650;  2002 -$184,000).  As at December 31, 2004,  $71,795  (2003 – $98,100) is included in accounts payable to one director for remuneration.    During 2002 $45,500 (2004 and 2003 - $Nil) in consulting fees were settled through the issuance of 250,000 shares and warrants.

During 2004, the Company received $39,000 (2003 - $60,000; 2002 - $59,922) for rent and administrative services provided to companies with common directors.  These amounts are recorded as a reduction of administration expenses.

The above-noted transactions were in the normal course of business and were measured at the exchange value which was the amount of consideration established and agreed to by the related parties.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
NEO Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
David H. Brett CEO & CFO	2004	$57,000	Nil	Nil	Nil	Nil	Nil	Nil
Leanora Homrig CFO	2004	Nil	Nil	$54,000	Nil	Nil	Nil	Nil
Guilford H. Brett Former CEO	2004 2003 2002	$90,000 $90,000 $90,000	Nil Nil Nil	Nil Nil Nil	Nil 750,000 300,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its directors or officers and, accordingly, no LTIP awards were made to either of David H. Brett or Guilford H. Brett in the most recently completed financial year.

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

The following options and SARs were granted to the Named Executive Officer during the most recently completed financial year.

OPTION/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

NEO Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
David H. Brett	Nil	N/A	270,000 /Nil	Nil[1] Exercisable
Leanora Homrig	Nil	N/A	270,000 /Nil	Nil[1] Exercisable
Guilford H. Brett	Nil	N/A	650,000 /Nil	Nil[1] Exercisable

The following table sets out the aggregate options exercised by the Named Executive Officer during the most recently completed financial year and the aggregate financial year-end value of unexercised options:

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

NEO Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
David H. Brett	Nil	N/A	270,000 /Nil	Nil[1] Exercisable
Leanora Homrig	Nil	N/A	270,000 /Nil	Nil[1] Exercisable
Guilford H. Brett	Nil	N/A	650,000 /Nil	Nil[1] Exercisable

Notes:

1.

The closing market price of the Company's common shares on December 31, 2004 was $0.16 per share. The exercise price of the options held by the Named Executive Officers is $0.36 per share as to 940,000 options and $0.37 per share as to 450,000 options.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company had an employment agreement dated January 1, 1988, as amended (the "Employment Agreement") with Guilford H. Brett that expires on January 1, 2004 and automatically renewing thereafter on an annual basis unless terminated by either of the parties in accordance with the provisions of the Agreement. Under the Employment Agreement Guilford Brett is to receive an annual salary of $90,000, subject to adjustment in accordance with changes in the Consumer Price Index for Canada, together with a car allowance of $600 per month.

Either the Company or Guilford Brett could terminate the Employment Agreement on 12 months' notice. In the event of any such termination by the Company, the Company shall, at the expiration of such 12 month period pay to Guilford Brett an amount equal to 12 months' remuneration at the then current rate of remuneration.

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

On November 19, 2004, Guilford H. Brett voluntarily stepped down as CEO.  There was no change of control in the Company.  The Company is presently negotiating appropriate severance compensation with Mr. Brett.

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

The following options and SARs were granted to directors of the Company during the most recently completed financial year.

OPTION/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

NEO Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Non-executive Directors as a group	Nil	N/A	60,000 /Nil	Nil[1] Exercisable

Notes:

1.

The closing market price of the Company's common shares on December 31, 2004 was $0.16 per share. The exercise price of the options held by non-executive directors is $0.36 per share as to 40,000 options and $0.37 per share as to 20,000 options.

The following table sets out information with respect to options and SARs exercised by non-executive directors during the most recently completed financial year and outstanding to the non-executive directors at the end of the most recently completed financial year.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY

Plan Category	A Number of securities to be issued upon exercise of outstanding options, warrants and rights	B Weighted-average exercise price of outstanding options, warrants and rights	C Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by securityholders	2,160,000	$0.36	2,840,000
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	2,160,000	$0.36	2,840,000

Management Contracts

The Company is not party to Management Contracts with anyone other than Directors or Named Executive Officers of the Company.

Indebtedness of directors and senior officers

None of the Directors or Senior Officers of the Company have been indebted to the Company or its subsidiary during the financial year ended December 31, 2004.

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or Officers.

Number of Employees

As at December 31, 2004 the Company had no employees.

Share Ownership

As at June 16, 2005, David H. Brett owns 75,000 shares and has a 170,000 share option at $0.36 and 100,000 share option at $0.37.  Guilford H. Brett owns 265,052 shares and has a 400,000 share option at $0.36 and  a 250,000 share option at $0.37.  Luard Manning has a 40,000 share option at $0.36 and a 20,000 share option at $0.36.  Leanora Homrig has a 170,000 share option at $0.36 and a 100,000 share option at $0.37.

Item 7: Major Shareholders and Related Party Transactions

The Company has authorized 100,000,000 common shares and 5,000,000 preference shares without par value. As at December 31 2004, 43,331,712 common shares were issued and outstanding.

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

The Trust company records indicate as of December 31 2004, 22,775,118 shares registered in the names of 227 Canadian individuals, companies and brokerage houses. This represents registered Canadian shareholders holding 14.8% of the issued shares.

There are 11 shareholders in foreign countries other than the United States who hold 11,365 shares, representing less than 0.03% of issued shares.

There are 1,296 shareholders of record in the United States holding 22,775,118 shares, representing 84.49% of the issued shares. The Company has no knowledge of the number of bearer (street form) shares held by other United States residents. Similarly, the Company has no knowledge of the number of Canadian and other shareholders who hold bearer shares, or whose shares are in the combined number held by brokerage firms.

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

Related party transactions

Loans payable to directors and related parties bearing no interest, security or fixed terms of repayment amounted to $11,925 (2003 - $Nil).

Remuneration paid or payable to the officers and directors in year 2004 amounted to  $167,000  (2003 -  $171,650 ; 2002 -  $184,000 ).  As at December 31, 2004,  $71,795  (2003 -  $98,100 ) is included in accounts payable to one director for remuneration.  During 2002 $45,000 (2004 and 2003 $Nil) in consulting fees were settled through the issuance of shares and warrants.

During the year 2004, the Company received $39,000 (2003 - $60,000 2002 - $59,922) for rent and administrative services provided to companies with common directors.

Item 8: Financial Information

Please refer to the Consolidated Audited Financial Statements in the Appendix, which includes Auditor’s report, Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Statements of Cash Flows. There are no legal proceedings currently pending.

No significant changes occurred since the date of the annual financial statements included in the document.

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

The high and low sales prices of the common share price of the Company for the most recent six months and five fiscal years on the Toronto Stock Exchange (“CQC”) are:

Most recent six months:

Month	High	Low
June 2005	$0.14	$0.10
May 2005	$0.15	$0.12
April 2005	$0.15	$0.11
March 2005	$0.16	$0.14
February 2005	$0.16	$0.14
January 2005	$0.17	$0.15

For the year ending December 31, 2004:

Month	High	Low
December 2004	$0.17	$0.16
November 2004	$0.19	$0.18
October 2004	$0.24	$0.20
September 2004	$0.25	$0.22
August 2004	$0.29	$0.28
July 2004	$0.33	$0.28

For the year ending December 31, 2003:

Month	High	Low
May, 2003	$0.54	$0.385
April, 2003	$0.48	$0.295
March, 2003	$0.35	$0.27
February, 2003	$0.46	$0.31
January, 2003	$0.45	$0.35
December, 2002	$0.52	$0.33

For the year ending December 31, 2002:

Quarter	High	Low
First	$0.15	$0.11
Second	$0.44	$0.16
Third	$0.43	$0.27
Fourth	$0.52	$0.32

For the year ending December 31, 2001:

Quarter	High	Low
First	$0.10	$0.17
Second	$0.19	$0.12
Third	$0.19	$0.12
Fourth	$0.15	$0.10

For the year ending December 31, 2000:

Quarter	High	Low
First	$0.22	$0.07
Second	$0.20	$0.12
Third	$0.19	$0.20
Fourth	$0.15	$0.10

The high and low sales prices for the recent six months and five fiscal years in US Dollars on the OTC:BB (“CUSIF”) are:

Most recent six months:

Month	High	Low
June 2005	$0.13	$0.08
May 2005	$0.13	$0.09
April 2005	$0.13	$0.09
March 2005	$0.14	$0.11
February 2005	$0.13	$0.08
January 2005	$0.14	$0.12

For the year ending December 31, 2004:

Quarter	High	Low
First	$0.40	$0.26
Second	$0.32	$0.16
Third	$0.26	0.17
Fourth	$0.19	$0.13

For the year ending December 31, 2003:

Quarter	High	Low
First	$0.50	$0.21
Second	$0.29	$0.20
Third	$0.34	$0.22
Fourth	$0.43	$0.20

For the year ending December 31, 2002:

Quarter	High	Low
First	$0.11	$0.07
Second	$0.125	$0.075
Third	$0.135	$0.095
Fourth	$0.09	$0.065

For the year ending December 31, 2001

Quarter	High	Low
First	$0.11	$0.07
Second	$0.125	$0.075
Third	$0.135	$0.095
Fourth	$0.09	$0.065

For the year ending December 31, 2000

Quarter	High	Low
First	$0.16	$0.06
Second	$0.08	$0.16
Third	$0.20	$0.13
Fourth	$0.12	$0.07

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

The following table summarizes the number of fully-exercisable stock option transactions and the weighted average exercise prices thereof:

	Number of options	Weighted Average Exercise Price

Outstanding at December 31, 2001	1,310,000	$0.25
Granted	2,450,000	0.25	*
Exercised	(1,970,000)	0.24

Outstanding at December 31, 2002	1,790,000	0.27
Granted	2,340,000	0.36	*
Cancelled/expired	(275,000)	0.35
Exercised	(1,725,000)	0.27
Outstanding at December 31, 2003	2,130,000	0.36
Granted	50,000	0.37	*
Exercised	(20,000)	0.25

Outstanding at December 31, 2004	2,160,000	$0.36

*

The weighted average fair value of options granted during 2004 was $0.16 (2003 - $0.27, 2002 - $0.15) based on the Black-Scholes option pricing model using weighted average assumptions, as described in Note 8 of the audited annual financial statements.

A summary of the common share options exercisable and outstanding at December 31, 2004 is as follows:

Number	Exercise Price	Expiry Date
110,000	$0.25	May 22, 2005
50,000	$0.37	May 27, 2006
1,180,000	$0.36	July 28, 2006
820,000	$0.37	November 14, 2006

2,160,000

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

EXCHANGE CONTROLS

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

Articles of association

Our Restated Articles of Incorporation are registered with Industry Canada under Certificate No. 66957.  A copy of the Restated Articles of Incorporation has been previously filed with the Corporation’s Form F-1.

Material contracts

None

Documents on Display

Exhibits attached to this Form 20-F are also available for review at our head office located at 911 – 470 Granville Street, Vancouver, British Columbia V6C 1V5 or you may request them by calling our office at 604-682-2421.  Copies of our financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.SEDAR.com. Copies of our financial statements and other continuous disclosure documents are also available for viewing at www.sec.gov.

Taxation

Canadian Taxation

The following discussion summarizes the principal Canadian federal income tax considerations generally applicable to a person (an “Investor”) who acquires one or more Common Shares of the Corporation, and who at all material times for the purposes of the Income Tax Act (Canada) (the “Canadian Act”) deals at arm’s length with the Corporation, holds all Common Shares solely as capital property, is a non-resident of Canada, and does not, and is not deemed to, use or hold any Common Shares in or in the course of carrying on business in Canada.  It is assumed that the Common Shares will at all material time be listed on a stock exchange that is prescribed for the purposes of the Canadian Act.

This summary is based on the current provisions of the Canadian Act, including the regulations thereunder, and the Canada-United States Income Tax Convention (1980) (the “Treaty”) as amended.  This summary takes into account all specific proposals to amend the Canadian Act and the regulations thereunder publicly announced by the government of Canada to the date hereof and the Corporation’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency (“CRA”).  It is assumed that all such amendments will be enacted substantially as currently proposed, and that there will be no other material change to any such law or practice, although no assurances can be given in these respects.  This summary does not take into account any provincial, territorial or foreign income tax law or treaty other than the Treaty.

This summary is not, and is not to be construed as, tax advice to any particular Investor.  Each prospective and current Investor is urged to obtain independent advice as to the Canadian income tax consequences of an investment in Common Shares applicable to the Investor’s particular circumstances.

An Investor generally will not be subject to tax pursuant to the Canadian Act on any capital gain realized by the Investor on a disposition of a Common Share unless the Common Share is “taxable Canadian property”, and is not “treaty-protected property”, of the Investor for purposes of the Canadian Act.  A Common Share that is disposed of by an Investor will not constitute taxable Canadian property of the Investor provided that neither the Investor, nor one or more persons with whom the Investor did not deal at arm’s length, alone or together at any time in the 60 months immediately preceding the disposition owned, or owned any right to acquire, 25% or more of the issued shares of any class of the capital stock of the Corporation.  The Common Share will be a treaty-protected property of the Investor if, under the terms of an applicable bilateral tax treaty, any gain realized by the Investor on disposition of the share is exempt from Canadian income tax under Part I of the Canadian Act.  For example, pursuant to the Treaty, a Common Share of the Corporation held by an Investor who is a resident of the United States for the purposes of the Treaty will generally constitute treaty-protected property, provided that the value of the Common Share is not derived principally from real property (including resource properties) situated in Canada and that the Investor does not have, and has not had within the 12-month period, preceding the disposition, a “permanent establishment”, or a “fixed base” available to the Investor in Canada.

An Investor whose Common Shares constitute taxable Canadian property and are not treaty-protected property, and who disposes of one or more Common Shares in a taxation year, will realize a capital gain (capital loss) equal to the amount by which the proceeds of disposition therefor exceed (are exceeded by) the adjusted cost base thereof to the Investor and the Investor’s reasonable costs of disposition.  The Investor will be required to include one half of any such capital gain (taxable capital gain) in the Investor’s taxable income earned in Canada for the taxation year and to pay Canadian income tax accordingly.  The Investor will be entitled to deduct one half of any such capital loss (allowable capital loss) against taxable capital gains included in the Investor’s taxable income earned in Canada in the taxation year and, to the extent not so deductible, against taxable capital gains included in the Investor’s taxable income earned in Canada in any of the three preceding taxation years or in any subsequent taxation year.

Each Investor will be required to pay Canadian withholding tax on the amount of any dividend, including any stock dividend, paid or credited or deemed to be paid or credited by the Corporation to the Investor on a Common Share.  The rate of withholding tax is 25% of the gross amount of the dividend, or such lesser rate as may be available under an applicable income tax treaty.  Pursuant to the Treaty, the rate of withholding tax applicable to a dividend paid on a Common Share to an Investor who is a resident of the United States for the purposes of the Treaty is 5% if the Investor is a company that owns at least 10% of the voting stock of the Corporation, and 15% in any other case, of the gross amount of the dividend.  The Corporation will be required to withhold any such tax from the dividend, and remit the tax directly to CRA for the account of the Investor.

United States Federal Income Tax Consequences

The following is a general discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Corporation. This discussion does not address individual consequences to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Canadian Federal Income Tax Considerations above”).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advise to any holder or prospective holder of common shares of the Corporation and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Corporation are urged to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Corporation.

As used herein, a “U.S. Holder” means a holder of common shares of the Corporation who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Corporation are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Corporation has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Corporation, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Corporation will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Corporation (unless the Corporation qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Corporation. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current temporary Treasury Regulations, dividends paid on the Corporation’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends paid, and the proceeds of a sale of the Corporation’s common shares, in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Corporation may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign sources income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Corporation will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Corporation should consult their own tax advisors regarding their individual circumstances.

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Corporation equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Corporation. Preferential tax rates apply to long-term capital gains of U.S. Holders who are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Corporation are held for more than one year. Deductions for net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

If 50% or more of the combined voting power or total value of the Corporation’s outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Corporation is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Corporation may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

If more than 50% of the voting power of all classes of shares or the total value of the shares of the Corporation is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of shares of the Corporation (“United States shareholder”), the Corporation could be treated as a “controlled foreign corporation” under Subpart F of the Code. This classification would effect many complex results one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes a United States shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation who is or was a United States shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Corporation attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC. This rule generally will be effective for taxable years of United States shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States shareholders. Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to U.S. Holders of common shares of the Corporation, a more detailed review of these rules is outside of the scope of this discussion.

Item 11: Quantitative and Disclosures about Market Risk

Market risk represents the risk of loss that may impact the financial position, results of operations, or cash flows of the Company due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks.

In 2004, the Company arranged a $57,000 letter of credit facility and a $300,000 line of credit with a bank bearing interest at prime (3.75% at December 31, 2004) per annum which is collateralized by the Company’s cash and cash equivalents and flow through share proceeds.

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

Item 15: Controls and Procedures

Based on their evaluation as of as at December 31, 2004 of this Annual Report on Form 20-F, the Company’s Chief Executive Officer and Officer acting in the capacity of the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15-d14(c) under the Securities Exchange Act of 1934 (the “Act”) ) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Act is recorded, processed, summarized and communicated to them as appropriate to allow timely decisions regarding required disclosure.

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

C.

Principal Accountant Fees and Services

Principal Accountant Service (1)	For the fiscal year ended December 31, 2004	For the fiscal year ended December 31, 2003
Audit Fees	$33,612	$23,565
Tax Fees	$3,988	$2,000

Audit Fees

Audit fees were for professional services rendered by BDO for the audit of the Registrant’s annual financial statements and services provided in connection with statutory and regulatory filing or engagements.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services.  These services consisted of tax compliance including the review of tax returns, and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, payroll tax and value added tax).

Pre-Approval Policies and procedures

It is within the mandate of the Registrant’s Audit Committee to approve all audit and non-audit related fees.  The audit Committee has pre-approved specifically identified non-audit related services, including tax compliance, review of tax returns, documentation of processes and controls as submitted to the Audit Committee from time to time.  The auditors also present the estimate for the annual audit related services the Committee from time to time.  The auditors also present the estimate for the annual audit related services to the Committee for approval prior to undertaking the annual audit of the financial statements.

D.

Exemption from the listing standards for audit committees

Not applicable.

E.

Purchases of equity securities by the issuer and affiliated purchasers

Not applicable.

PART III

Item 17: Financial Statements

See the Audited Financial Statements listed in Item 19 Exhibits hereof and filed as part of this Annual Report. The Company’s financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in material respects for the periods presented with United States GAAP, except as discussed in the notes to the financial statements. The FINANCIAL STATEMENTS contain an Independent Auditors’ Report, Consolidated Balance Sheet, Consolidated Statements of Operations & Deficit, Consolidated Statements of Cash Flows, Summary of Significant Accounting Policies and Notes to Financial Statements.

Item 18: Financial Statements

Not Applicable.

Item 19: Exhibits

(a) FINANCIAL STATEMENTS

The financial statements and notes required by Item 17 are attached hereto and found immediately following the text of this Annual Report in an exhibit I.

The following financial statements are filed as part of this annual report on Form 20-F:

Financial Statements for the Fiscal Year ended December 31st, 2004:

•

Independent Auditors’ Report

•

Consolidated Balance Sheet

•

Consolidated Statements of Operations & Deficit

•

Consolidated Statements of Cash Flows

•

Summary of Significant Accounting Policies

•

Notes to Financial Statements

(b)

Exhibit 12.1 – Certification pursuant to Rule 13a-14(A)/15d-14(A) of the Chief Executive Officer.

Exhibit 12.2 – Certification pursuant to Rule 13a-14(A)/15d-14(A) of the Officer Acting in the Capacity of the Chief Financial Officer.

Exhibit 13.1 -  Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 13.2 -  Certification of Officer Acting in the Capacity of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 15.1 -  Technical Report on Rory & East Bain Veins – Table Mountain Gold Property, Liard Mining District, British Columbia, Canada.

by  R. Dennis Bergen, P. Eng. (APEGBC), March 22, 2005

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing of Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUSAC GOLD MINES LTD.

(Registrant)

by:

“David H. Brett””

Name:

DAVID H. BRETT

Title:

President and Chief Executive Officer

DATE:

July 12, 2005

Cusac Gold Mines Ltd.
Consolidated Financial Statements
December 31, 2004 and 2003
(Stated in Canadian Dollars)

Contents
Report of Independent Registered Public Accounting Firm	2
Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences	3
Consolidated Financial Statements
Balance Sheets	4
Statements of Operations and Deficit	5
Statements of Cash Flows	6
Summary of Significant Accounting Policies	7 - 11
Notes to the Financial Statements	12 - 26

Report of Independent Registered Public Accounting Firm

To The Shareholders of
Cusac Gold Mines Ltd.

We have audited the Consolidated Balance Sheets of Cusac Gold Mines Ltd. as at December 31, 2004 and 2003 and the Consolidated Statements of Operations and Deficit and Cash Flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
March 3, 2005

Comments by Auditors for U.S. Readers

On Canada-U.S. Reporting Differences

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in the Summary of Significant Accounting Policies to the consolidated financial statements. Public Company Accounting Oversight Board (United States) reporting standards also require the addition of an explanatory paragraph (following the opinion paragraph) when changes in an accounting policy, such as those involving 2002 and 2004 stock-based compensation, 2004 flow through shares and 2004 asset retirement obligations described in the Summary of Significant Accounting Policies, have a material effect on the consolidated financial statements. Our report to the shareholders dated March 3, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
March 3, 2005

Cusac Gold Mines Ltd.
Consolidated Balance Sheets
(Stated in Canadian Dollars)

December 31	2004	2003
		(Restated)
Assets
Current
Cash and cash equivalents	$375	$81,193
Receivables	15,836	7,362
Prepaid expenses	10,717	19,922
Flow-through share proceeds (Note 9)	649,148	1,050,000
	676,076	1,158,477
Long-term investments and advances (Note 2)	408,877	498,786
Property, plant and equipment (Note 3)	78,298	102,140
Resource properties (Note 4)	2,211,569	2,211,569
	$3,374,820	$3,970,972
Liabilities and Shareholders' Equity
Liabilities
Current
Bank indebtedness (Note 5)	$307,516	$2,228
Accounts payable and accrued liabilities	642,464	520,192
Loans from related parties (Note 6)	11,925	-
	961,905	522,420
Asset Retirement Obligations (Note 12)	342,288	327,548
Shareholders' equity
Share capital (Note 7)
Authorized
5,000,000 preference shares, no par value
100,000,000 common shares, no par value
Issued
43,331,712 (2003 - 39,400,981) common shares	20,038,558	19,404,606
Contributed surplus (Note 8)	998,192	990,292
Deficit	(18,966,123)	(17,273,894)
	2,070,627	3,121,004
	$3,374,820	$3,970,972

Approved by the Board:

/s/ Guildford H. Brett	Director	/s/ David H. Brett	Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

 Cusac Gold Mines Ltd.
Consolidated Statements of Operations and Deficit
(Stated in Canadian Dollars)

For the years ended December 31	2004	2003	2002
		(Restated)	(Restated)
Expenses
Administration including stock based compensation of $7,900 (2003 - $628,625; 2002 - $361,667)	$661,147	$991,710	$813,229
Amortization of property, plant and equipment	42,251	42,103	4,066
Resource property acquisition	-	-	8,000
Resource property exploration	1,120,152	446,176	330,668
Loss from operations	(1,823,550)	(1,479,989)	(1,155,963)
Other income (expenses)
Loss on sale of investments	-	-	(7,427)
Gain on equipment disposal	-	12,662	1,605
Interest	10,167	2,206	3,938
Investment write-down (Note 2)	(135,310)	-	(35,000)
	(125,143)	14,868	(36,884)
Loss before income taxes	(1,948,693)	(1,465,121)	(1,192,847)
Future income tax recovery (Note 9)	256,464	-	-
Net loss for the year	(1,692,229)	(1,465,121)	(1,192,847)
Deficit, beginning of year	(17,273,894)	(15,808,773)	(14,615,926)
Deficit, end of year	$(18,966,123)	$(17,273,894)	$(15,808,773)
Loss per share - basic and diluted	$(0.04)	$(0.04)	$(0.04)
Weighted average shares outstanding	40,088,695	34,506,123	29,273,211

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

 Cusac Gold Mines Ltd.
Consolidated Statements of Cash Flows
(Stated in Canadian Dollars)

For the years ended December 31	2004	2003	2002
		(Restated)	(Restated)
Cash provided by (used in)
Operating activities
Net loss for the year	$(1,692,229)	$(1,465,121)	$(1,192,847)
Items not involving cash
Acquisition of resource property interests for shares	-	-	8,000
Accretion expense	14,740	14,105	13,498
Amortization of property, plant and equipment	42,251	42,103	4,066
Investment and advances write-down	135,310	-	35,000
Future income tax recovery	(256,464)	-	-
Gain on equipment disposal	-	(12,662)	(1,605)
Loss on sale of investments	-	-	7,427
Stock-based compensation	7,900	628,625	361,667
Resource property exploration qualified as flow-through expenditure	1,050,000	75,000	-
Net change in
Receivables	(8,474)	10,685	(14,249)
Prepaid expenses	9,205	(12,557)	(6,289)
Accounts payable and accrued liabilities	122,272	5,573	59,561
	(575,489)	(714,249)	(725,771)
Financing activities
Proceeds from (repayment of) related party loans	11,925	(6,246)	(47,317)
Share capital and subscriptions received, net	241,268	899,690	1,157,668
Increase in (repayment of) bank overdraft	305,288	-	(7,007)
	558,481	893,444	1,103,344
Investing activities
Acquisition of property, plant and equipment	(18,409)	(126,124)	(12,198)
Proceeds on equipment disposal	-	12,662	1,605
Advances to affiliated companies	(45,401)	(135,243)	(192,335)
Investment in affiliated and other companies	-	-	(81,835)
Net proceeds on disposal of investments	-	-	57,893
	(63,810)	(248,705)	(226,870)
(Decrease) increase in cash and cash equivalents	(80,818)	(69,510)	150,703
Cash and cash equivalents, beginning of year	81,193	150,703	-
Cash and cash equivalents, end of year	$375	$81,193	$150,703
Supplementary information
Interest paid	$22,203	$19,090	$12,316
Income taxes paid	$-	$-	$-

The following transactions did not result in cash flows and have been excluded from financing and investing activities:
Acquisition of mineral property interests for shares	$-	$-	$8,000
Stock-based compensation (Note 8)	$7,900	$628,625	$361,667
Issuance of flow-through shares (Note 7)	$720,000	$1,050,000	$75,000
Asset Retirement Obligations (Note 12)	$342,288	$327,548	$313,443
Settlement of debt with shares and warrants (Note 7)	$-	$-	$45,500
Shares received as settlement of advances receivable	$-	$120,000	$-

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

 Cusac Gold Mines Ltd.
Summary of Significant Accounting Policies
(Stated in Canadian Dollars)

December 31, 2004 and 2003

Ability to Continue as a Going Concern
While the consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, the Table Mountain Mine, being in a care and maintenance mode, the occurrence of significant losses in recent years and the Company’s deficit raise substantial doubt about the validity of this assumption. If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

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

Principles of Accounting	The Company follows Canadian generally accepted accounting principles as set out below. Differences from United States accounting principles are disclosed in Note 13 to these financial statements.

All figures are reported in Canadian dollars. Exchange ratios between the United States and Canadian dollar for each of the periods reported in these financial statements, with bracketed figures reflecting the average exchange rate for the year are:

December 31, 2004 US $1 : CDN $1.2021 CDN $(1.3016) December 31, 2003 US $1 : CDN $1.2946 CDN $(1.4010) December 31, 2002 US $1 : CDN $1.5769 CDN $(1.5702)

Principles of Consolidation	These consolidated financial statements include the accounts of Cusac Gold Mines Ltd. and its inactive, wholly-owned subsidiary Gulf Titanium Inc. All intercompany balances have been eliminated.

Cash and Cash Equivalents
The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with maturities at point of purchase of three months or less. The Company places its cash and cash investments with institutions of high-credit worthiness. At times, such investments may be in excess of federal insurance limits.

 Cusac Gold Mines Ltd
Summary of Significant Accounting Policies - Continued
(Stated in Canadian Dollars)

December 31, 2004 and 2003

Property, Plant and Equipment	Property, plant and equipment are recorded at cost. Amortization is recorded over the estimated useful life of the property, plant and equipment on the straight-line basis as follows:

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

Where the Company enters into an option agreement for the acquisition of an interest in mining properties which provides for periodic payments, such amounts unpaid are not recorded as a liability since they are payable entirely at the Company’s option. As at December 31, 2004, the Company had no material option agreements outstanding that it was pursuing.

Impairment of Long-lived Assets
The Company periodically evaluates the future recoverability of its long-lived assets. Impairment losses or write-downs are measured as the difference between the carrying amount and the fair value of the asset and are recorded in the event the net book value of such assets are determined to be not recoverable based on the estimated undiscounted future cash flows attributable to these assets.

 Cusac Gold Mines Ltd
Summary of Significant Accounting Policies - Continued
(Stated in Canadian Dollars)

December 31, 2004 and 2003

Future Income Taxes
Income taxes are accounted for by the liability method. Under this method, income taxes reflect the deferral of such taxes to future years. The deferral is a result of temporary differences which arise when certain costs, principally amortization and deferred exploration, are claimed for tax purposes in different time periods than the related amounts are amortized in the accounts.

Long-term Investments and Advances
Long term investments which consist primarily of investments in public companies are recorded at cost less write-downs, when in management’s opinion an other-than-temporary impairment in value has occurred. Fair value of the investment in shares is determined based on market prices and the fair value of the advances approximates book value.

Estimates and Assumptions
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates. The assets which required management to make significant estimates and assumptions in determining carrying value include long-term investments, property, plant and equipment and resource properties.

Loss Per Share
Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflects the potential dilution of securities that could share in earnings of an entity. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive. Basic and diluted loss per share are the same for the years presented.

For the years ended December 31, 2004, 2003 and 2002, potentially dilutive common shares (relating to options and warrants outstanding at year end) totaling 8,600,654 (2003 - 6,924,500; 2002 - 4,735,625) were not included in the computation of loss per share because their effect was anti-dilutive.

Financial Instruments
Financial instruments include cash and cash equivalents, receivables, flow-through share proceeds, long-term investments and advances, bank indebtedness, accounts payable and accrued liabilities and loans from related parties. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. Unless otherwise noted, fair values approximate carrying values for these financial instruments.

 Cusac Gold Mines Ltd
Summary of Significant Accounting Policies - Continued
(Stated in Canadian Dollars)

December 31, 2004 and 2003

Stock-Based Compensation
Effective January 1, 2004, the Company has retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountant (“CICA”) Handbook Section 3870, “Stock-based compensation and other stock based payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. Previously the Company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements. The Company has retroactively applied this new accounting policy to prior years and restated the consolidated financial statements accordingly. The effect of the restatement was to increase the net loss for 2002 by $15,343 for options granted in 2002, to increase the net loss for 2003 by $8,025 for options granted in that year, and to increase the accumulated deficit as of December 31, 2003 by $23,368 (Note 8).

Contributed surplus was restated for the corresponding effect of these restatements.

Flow Through Shares
Prior to March 19, 2004, the Company provided certain share subscribers with a flow through component for tax incentives available on qualifying Canadian exploration and development expenditures. Where the Company had sufficient available tax loss carryforward balances or other deductible temporary differences to offset future tax liabilities arising from the renunciation of the tax benefits of the expenditures, no future tax asset or liability adjustments were reported and no allocation was made to share capital or deferred costs for the tax component renounced to subscribers.

Effective March 19, 2004, the Canadian Institute of Chartered Accountants issued additional guidance on the accounting treatment of Canadian flow-through shares through its Emerging Issues Committee Abstract (“EIC”) No. 146. All flow-through shares issued by the Company on or after March 19, 2004 are accounted for in accordance with this Abstract. The Abstract recommends that upon renunciation to the shareholders, the Company will reduce share capital and recognize a temporary future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where the Company has sufficient available tax loss carryforwards or other deductible temporary differences available to offset the renounced tax deduction, the realization of the deductible temporary differences will be credited to income in the period of renunciation.

 Cusac Gold Mines Ltd
Summary of Significant Accounting Policies - Continued
(Stated in Canadian Dollars)

December 31, 2004 and 2003

Asset Retirement Obligations
Effective January 1, 2004, the Company has retroactively adopted CICA 3110, “Asset Retirement Obligations”. The Company retroactively recorded the fair value of an asset retirement obligation as a liability in the period in which it incurred a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The obligation was measured initially at fair value using present value methodology, and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows. Capitalized asset retirement costs are depreciated on the same basis as the related asset and the discount accretion of the liability is included in determining the results of operations.

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2004 and 2003

1.	Nature of Business

Cusac Gold Mines Ltd. (the “Company”) is in the business of exploring, developing and mining resource properties. As at December 31, 2004, the Company’s principal asset, the Table Mountain Mine, was non-producing and in a care and maintenance mode. The recoverability of amounts shown for resource properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to recommence producing gold at the Table Mountain Mine as well as future profitable production or proceeds from the disposition of such properties.

2.	Long-term Investments and Advances

	2004	2003
Investments
Consolidated Pacific Bay Minerals Ltd., 7% interest in common shares (2003 - 8%)	$95,080	$95,080
ClearFrame Solutions Inc. (formerly Knexa Solutions Inc., 4% interest in common shares (2003 - 5%) and warrants	71,753	207,064
	166,833	302,144
Advances
ClearFrame Solutions Inc.	75,000	95,117
Consolidated Pacific Bay Minerals Ltd.	167,044	101,525
	$408,877	$498,786

The advances except as discussed below, are unsecured, non-interest bearing and without specific terms of repayment. Consolidated Pacific Bay Minerals Ltd. has common directors with the Company. ClearFrame Solutions Inc. (“ClearFrame”) had common directors during the year but as a result of a restructuring, as at December 31, 2004, ClearFrame and the Company had no common directors.

In 2004, ClearFrame issued to the Company and put in trust 1,500,000 common shares as collateral against the $75,000 of advances owing to the Company. The Company then issued options to the management and directors of ClearFrame to allow the option holders to purchase these 1,500,000 ClearFrame shares at $0.05 per share for a period from July 6, 2004 to March 5, 2005. Subsequent to December 31, 2004, the option holders exercised their options to purchase the ClearFrame shares for gross proceeds of $75,000.

In 2003, Consolidated Pacific Bay Minerals Ltd. issued 500,000 (2002 - Nil) common shares and ClearFrame issued 700,000 (2002 - Nil) common shares to the Company as repayment of advances totaling $50,000 and $70,000, respectively. The share valuations approximated the trading price of the issuing companies’ common shares on the date agreements were entered into to settle the debts.

Subsequent to December 31, 2004 the Company was loaned 750,000 ClearFrame shares from two directors. The loan was structured as unsecured, non-interest bearing and with no fixed terms of repayment.

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2004 and 2003

2.	Long-term Investments and Advances - Continued

Aggregate cost and market value information with respect to long-term investments as at December 31, 2004 and 2003 are summarized as follows:

	2004	2003
Aggregate cost, net of write-downs	$166,833	$302,144
Aggregate market value	$133,780	$238,131
Gross unrealized losses	$33,053	$64,013
Gross unrealized gains	$-	$-

During 2004, 2003 and 2002, the Company wrote down the value of its long-term investments and advances as follows:

	2004	2003	2002
Investments
Consolidated Pacific Bay Minerals Ltd.	$-	$-	$35,000
ClearFrame Solutions Inc.	135,310	-	-
	$135,310	$-	$35,000

3.	Property, Plant and Equipment

			2004			2003
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Automotive equipment	$152,686	$144,196	$8,490	$149,461	$140,558	$8,903
Leasehold improvements	2,128	2,128	-	2,128	2,128	-
Mine plant and buildings	515,265	515,265	-	515,265	515,265	-
Mine equipment	1,344,771	1,286,611	58,160	1,344,771	1,261,686	83,085
Office equipment	78,337	66,689	11,648	63,153	53,001	10,152
	$2,093,187	$2,014,889	$78,298	$2,074,778	$1,972,638	$102,140

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2004 and 2003

4.	Resource Properties

	2004	2003
British Columbia, Canada
Table Mountain Mine
Cost of claims	$773,402	$773,402
Deferred exploration and development	7,105,167	7,105,167
	7,878,569	7,878,569
Less: accumulated amortization	(3,550,000)	(3,550,000)
accumulated write-downs	(2,117,000)	(2,117,000)
	$2,211,569	$2,211,569

Table Mountain Mine

The Table Mountain Mine property (the “Property”) is located in the Cassiar district of British Columbia. The Property consists of 152 (2003 - 159) full and fractional mineral claims and Crown Grants, with hard rock claims covering an area of approximately 12,346 hectares (2003 - 16,468) or 47.5 square miles (2003 - 63.6 square miles). During 2004 and subsequent to year end, the Company reviewed its land holdings and found that many of its claims were overlapping, and as such adjusted its holdings so that the total land mass covered has decreased slightly using fewer mineral claims.  In management’s opinion, the recalculation of the total land mass covered has no impact on the property’s estimated reserves and resources and, accordingly, no related costs were written off.

Included in deferred development costs is $114,444 (2003 - $114,444) on deposit with regulatory authorities to ensure costs of environmental reclamation charges are provided for.

Commitments and Contingencies:

Certain historically non-producing claims carry obligations for the Company to pay net smelter return royalties of 2½% and a 10% net profits interest on production from these claims.

There is a lien against the Table Mountain Mine property in connection with unpaid taxes. The Company has provided collateral for the lien in the form of a letter of credit as outlined in Note 5.

Other

On July 29, 2004, the Company entered into an agreement to purchase two mineral claims in the Laird mining division of British Columbia (Wildcat Properties) for 30,000 common shares of the Company which were issued subsequent to December 31, 2004.

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2004 and 2003

5.	Bank Indebtedness

In 2004, the Company arranged a $57,000 letter of credit facility and a $300,000 line of credit with a bank bearing interest at prime (3.75% at December 31, 2004) per annum which is collateralized by the Company’s cash and cash equivalents and flow through share proceeds.

6.	Loans From Related Parties

Loans payable to directors bearing no interest, security or fixed terms of repayment amounted to $11,925 (2003 - $Nil).

7.	Share Capital

	a)	Issued common shares

	2004		2003		2002
	Number		Number		Number
	of Shares	Amount	of Shares	Amount	of Shares	Amount
Balance, beginning of year	39,404,981	$19,406,206	32,634,356	$17,451,148	27,124,356	$16,140,348
Issued during the year for:
Cash (net of cash share issue costs of $39,334 (2003 - $118,915; 2002 - Nil) and renouncement of future income tax recovery of $256,464 (2003 and 2002 - Nil))	3,377,231	424,202	3,990,000	1,274,785	2,650,000	698,500
Settlement of debt (Note 7(d))	-	-	-	-	250,000	45,500
Warrants exercised	533,500	204,750	1,055,625	194,905	340,000	78,500
Options exercised	20,000	5,000	1,725,000	485,368	1,970,000	450,300
Property	-	-	-	-	100,000	8,000
Subscriptions received	-	-	-	-	200,000	30,000
	43,335,712	20,040,158	39,404,981	19,406,206	32,634,356	17,451,148
Subscriptions received	-	-	-	-	-	5,368
Less: investment in Company shares	(4,000)	(1,600)	(4,000)	(1,600)	(4,000)	(1,600)
Balance, end of year	43,331,712	$20,038,558	39,400,981	$19,404,606	32,630,356	$17,454,916

On November 2, 2004, the Company issued 200,000 flow-through units by way of a private placement for proceeds of $60,000. Each unit consisted of one common share and one Series A warrant entitling the holder to purchase one common share at an exercise price of $0.35 until July 15, 2005. At the same time, 100,000 flow-through common shares were issued by way of private placement for proceeds of $32,000.

On November 10, 2004, the Company issued 869,231 flow-through units by way of a private placement for proceeds of $226,000. Each unit consisted of one common share and one Series A warrant entitling the holder to purchase one common share at an exercise price of $0.31 for a one-year period.

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2004 and 2003

7.	Share Capital - Continued

On November 10, 2004, the Company also issued 76,923 Series B independent agent warrants entitling the holder to purchase one unit at an exercise price of $0.26 for a one-year period in connection with the above noted private placement. Each unit consists of one non-flow-through common share and one Series A warrant entitling the holder to purchase one non-flow-through common share at an exercise price of $0.31 for a one-year period.

On December 30, 2004, the Company issued 300,000 flow-through units by way of a private placement for proceeds of $78,000. Each unit consisted of one common share and one Series A warrant entitling the holder to purchase one non-flow through common share at an exercise price of $0.31 for a one-year period.

On December 30, 2004, the Company issued 1,800,000 flow-through units by way of a private placement for proceeds of $324,000. Each unit consisted of one common share and one half Series A warrant entitling the holder to purchase one non-flow through common share at an exercise price of $0.20 for one whole warrant (two half warrants) for a one-year period. The company incurred $39,344 in issuance costs associated with the above private placement.

On December 30, 2004, the Company also issued 108,000 common shares as a finance fee to an independent agent in connection with the above noted private placement. These shares were valued based on the trading price of the common shares on the date of the agreement. At the agreement date the market value of these shares was approximately $19,500. Additionally the Company issued 150,000 Series B agent warrants entitling the holder to purchase one unit at an exercise price of $0.18. Each unit consists of one common share and one half Series A warrant entitling the holder to purchase one common share at an exercise price of $0.20 for one whole warrant (two half warrants) for a one-year period.

Subsequent to December 31, 2004 the Company issued 200,000 units by way of a private placement for gross proceeds of $32,000. Each unit consisted of one common share and one Series A warrant entitling the holder to purchase one common share at an exercise price of $0.20 for a one-year period.

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

In December 2003, the Company issued 3,000,000 flow-through units and 430,000 non-flow-through units by way of a private placement for gross proceeds of $1,218,700. Each unit consisted of one common share and one warrant entitling the holder to purchase one common share at an exercise price of $0.47 for an eighteen month period. The company incurred $118,915 in share issuance costs associated with the above private placements.

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2004 and 2003

7.	Share Capital - Continued

In December 2003, the Company also issued 100,000 non-flow-through shares as a finance fee to an agent in connection with the above-noted private placements. These shares were valued based on the trading price of the common shares on the date of agreement. At the agreement date the market value of these shares was approximately $35,000. Additionally, the Company issued 514,500 agent warrants, with each warrant entitling the holder to purchase one non-flow-through common share at an exercise price of $0.47 for an eighteen month period.

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

	b)	Warrants

The following table summarizes the number of fully exercisable warrants transactions during 2004, 2003 and 2002:

	Number	Weighted Average Exercise price
Balance, January 1, 2002	385,625	$0.25
Issued	2,900,000	$0.29
Exercised	(340,000)	$0.23
Balance, December 31, 2002	2,945,625	$0.29
Issued	4,404,500	$0.47
Exercised	(1,055,625)	$0.18
Expired	(1,500,000)	$0.40
Balance, December 31, 2003	4,794,500	$0.44
Issued: Series A warrants	2,269,231	$0.27
Series B warrants	226,923	$0.21
Exercised (Series A warrants)	(533,500)	$0.38
Expired (Series A warrants)	(316,500)	$0.20
Balance, December 31, 2004	6,440,654	$0.39

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2004 and 2003

7.	Share Capital - Continued

A summary of the warrants outstanding at December 31, 2004 is as follows:

Type	Number	Exercise Price	Expiry Date
Series A	3,944,500	$0.47	June 30, 2005
Series A	200,000	$0.35	July 15, 2005
Series A	869,231	$0.31	November 10, 2005
Series A	300,000	$0.31	December 30, 2005
Series A	900,000	$0.20	December 30, 2005
Series B	76,923	$0.26	November 10, 2005
Series B	150,000	$0.18	December 30, 2005
	6,440,654

c)	Stock Options

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

The following table summarizes the number of fully-exercisable stock option transactions and the weighted average exercise prices thereof:

	Number of options	Weighted Average Exercise Price
Outstanding at December 31, 2001	1,310,000	$0.25
Granted	2,450,000	0.25	*
Exercised	(1,970,000)	0.24
Outstanding at December 31, 2002	1,790,000	0.27
Granted	2,340,000	0.36	*
Cancelled/expired	(275,000)	0.35
Exercised	(1,725,000)	0.27
Outstanding at December 31, 2003	2,130,000	0.36
Granted	50,000	0.37	*
Exercised	(20,000)	0.25
Outstanding at December 31, 2004	2,160,000	$0.36

*
The weighted average fair value of options granted during 2004 was $0.16 (2003 - $0.27, 2002 - $0.15) based on the Black-Scholes option pricing model using weighted average assumptions, as described in Note 8.

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2004 and 2003

7.	Share Capital - Continued

A summary of the common share options exercisable and outstanding at December 31, 2004 is as follows:

Number	Exercise Price	Expiry Date
110,000	$0.25	May 22, 2005
50,000	$0.37	May 27, 2006
1,180,000	$0.36	July 28, 2006
820,000	$0.37	November 14, 2006
2,160,000

d)	Settlement of Debt

During the year ended December 31, 2002, 250,000 shares (valued at $45,500 based upon the trading price of the common shares on the date of the agreement) and 250,000 fully exercisable warrants with exercise prices of $0.17 and $0.19 in the first year and $0.20 in the second year were issued as settlement for amounts due for consulting services owed to directors totaling $45,500 (Note 10). During the years ending December 31, 2002 and December 31, 2003, 200,000 warrants were exercised, and during the year ending December 31, 2004, 50,000 warrants expired unexercised.

8.	Stock-Based Compensation

a)
Prior to the accounting change in 2004, the Company accounted for all stock-based compensation issued on or after January 1, 2002 to non-employees using the fair value based method and recognized no compensation expense for stock-based awards to employees. The effect of retroactively applying the fair value based method of stock-based compensation to options granted employees rather than the previously noted intrinsic method was to increase the net loss for 2002 by $15,343 for options granted in 2002, to increase the net loss for 2003 by $8,025 for options granted in that year, and to increase the accumulated deficit as of December 31, 2003 by $23,368. The consolidated financial statements for the years ended December 31, 2003 and 2002 have been restated to give effect to such change in accounting policy.

b)
On May 27, 2004 the Company granted 50,000 options for consulting services, with an exercise price of $0.37 and a term of two years. On July 28, 2003, the Company granted 760,000 stock options to directors for consulting services, 710,000 stock options to certain consultants and 30,000 options to an employee. All of these options have an exercise price of $0.36 and a term of three years. On November 14, 2003, the Company granted 370,000 stock options to directors for consulting services and 470,000 stock options to consultants, with an exercise price of $0.37.

c)
On May 22, 2002, the Company granted 120,000 stock options to directors and 1,380,000 stock options to certain consultants. All of these options had an exercise price of $0.25 and a term of three years. On August 22, 2002 and September 9, 2002, the Company granted 500,000 stock options and 450,000 stock options, respectively, with an exercise price of $0.26 for three years to consultants. All options granted during the year vested immediately. Compensation expense is determined using the Black-Scholes option pricing model.

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2004 and 2003

8.	Stock-Based Compensation - Continued

Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants and employees were as follows:

	2004	2003	2002
Risk-free rate	3.02%	2.99% to 3.54%	3.21% to 3.40%
Dividend yield	Nil %	Nil %	Nil %
Volatility factor of the expected market price of the Company’s common shares	109%	127%	146%
Weighted average expected life of the options (months)	24	36	12

For the year ended December 31, 2004, the compensation cost for stock options granted totaled $7,900 (2003 - $628,625, 2002 - $361,667) which was included in administrative expenses and credited to contributed surplus.

9.	Income Taxes

The tax effects of the temporary differences that give rise to the Company's future tax assets and liabilities are as follows:

	2004	2003
Net operating and capital losses	$2,286,000	$3,695,000
Property, plant and equipment	355,000	340,000
Mineral properties and deferred exploration costs	515,000	771,000
Investments	56,000	7,300
Asset retirement obligations	59,000	65,000
Undeducted financing costs	44,000	44,000
Valuation allowance	(3,315,000)	(4,922,300)
Future tax assets (liabilities)	$-	$-

The tax benefit of net operating losses carried forward and the associated valuation allowance were reduced by $1,632,000 (2003 - $Nil), representing the tax effect of losses which expired in the year.

The provision for income taxes differs from the amount established using the statutory income tax rate for British Columbia resident corporations not eligible for the small business deduction as follows:

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2004 and 2003

9.	Income Taxes - Continued

	2004	2003	2002
Provision (benefit) at Canadian statutory rate	$(689,000)	$(514,000)	$(438,000)
Permanent differences	700	4,700	160,000
Non-deductible stock option compensation	2,600	221,000	130,000
Effect of reduction in statutory rate	-	253,000	750,000
Non-deductible flow through costs	399,000	-	-
Non-deductible accretion expense	5,300	5,000	5,000
Increase (decrease) in valuation allowance	24,936	30,300	(607,000)
Future income tax recovery	$(256,464)	$-	$-

The Company’s future tax assets include approximately $44,000 (2003 - $44,000) related to deductions for share issue costs in excess of amounts deducted for financial reporting purposes. If and when the valuation allowance related to these amounts is reversed, the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Statement of Operations.

The Company has approximately $3,725,000 (2003 - $4,375,000) of undeducted exploration and development costs which are available for deduction against future income for Canadian tax purposes. In addition, the Company has non-capital losses of approximately $3,710,000 (2003 - $7,667,000) expiring in various amounts from 2005 to 2014 and allowable capital losses of approximately $2,705,000 (2003 - $2,705,000) which are available to offset against future capital gains.

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management’s judgment about the recoverability of future tax assets, the impact of the change on the valuation allowance is reflected in current income.

During 2004, the Company renounced $720,000 (2003 - $1,050,000) of expenditures and recorded a future income tax recovery of $256,464 (2003 - Nil) in accordance with the accounting treatment of Canadian flow-through shares (EIC-146). The Company has a commitment to spend $649,148 (2003 - $1,050,000) on Canadian exploration expenditures prior to December 31, 2005.

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2004 and 2003

10.	Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements include:

a)
Remuneration paid or payable to directors and officers of the Company in 2004 amounted to $167,000 (2003 - $171,650; 2002 - $184,000). As at December 31, 2004, $71,795 (2003 - $98,100) is included in accounts payable to a director for remuneration. During 2002 $45,500 (2004 and 2003 - $Nil) in consulting fees were settled through the issuance of shares and warrants (Note 7(d)).

b)
During 2004, the Company received $39,000 (2003 - $60,000; 2002 - $59,922) for rent and administrative services provided to companies with common directors. These amounts are recorded as a reduction of administration expenses.

	c)	During 2004, a company controlled by the Company’s President charged the Company $6,000 (2003 and 2002 - Nil) for web hosting services and Knowledge Management software licenses.

The above-noted transactions were in the normal course of business and were measured at the exchange value which was the amount of consideration established and agreed to by the related parties.

11.	Commitments

The Company is obligated to pay $7,500 per month in compensation to its president.

12.	Asset Retirement Obligations

The Company, in 2004 estimated its asset retirement obligations based on its understanding of the requirements to reclaim, decommission and clean up its Table Mountain Mine site. The estimated costs have been reduced by estimated salvage value recoveries. The Company estimated that annual payments of approximately $50,000 for a period of 10 years for a total of approximately $500,000 commencing immediately would be required to complete the retirement obligations. In recording the estimated initial present value of the obligations, a discount factor of 4.5% (the credit-adjusted risk-free rate) was used. The majority of the Company’s retirement obligations related to the Table Mountain Mine were incurred when the Company initially commenced production in 1993, accordingly, amortization of the discount has been retroactively recalculated from 1993. The asset portion of the retirement obligations was retroactively written off in 1997, the same time that the Company earlier recorded an impairment reserve on the Table Mountain Mine.

The effect of the retroactive restatement was to increase the net loss for 2003 and 2002 by $14,105 and $13,498, respectively, to increase the accumulated deficit as of January 1, 2002 by $299,945 and to increase liabilities and accumulated deficit at December 31, 2003 by $327,548. As at December 31, 2004, the asset retirement liabilities accrued are $342,288.

The asset requirement obligation accrual required management to make significant estimates and assumptions. Actual results could materially differ from these estimates.

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2004 and 2003

13.	Differences Between Canadian and United States Generally Accepted Accounting Principles

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

Under US GAAP, the warrants were valued on the date of the settlement agreement at $17,288 using the Black-Scholes option pricing model with the following assumptions:

2002

Risk-free rate	0.001%
Dividend yield	Nil %
Volatility factor of the expected market price of the Company's common shares	146%
Weighted average expected life of the warrants (months)	12

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2004 and 2003

13.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

	c)	Stock option compensation

Under Canadian GAAP, prior to the accounting change in 2004 the Company accounted for all stock-based compensation issued on or after January 1, 2002 to non-employees using the fair value based method and recognized no compensation expense for stock-based awards to employees. The effect of retroactively applying the fair value based method of stock-based compensation to options granted to employees and restating the consolidated financial statements rather than the previously noted intrinsic method was to increase the net loss for 2002 by $15,343 for options granted in 2002, to increase the net loss for 2003 by $8,025 for options granted in that year, and to increase the accumulated deficit as of December 31, 2003 by $23,368.

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued (“SFAS”) No. 123 (revised 2004), “Share-Based Payment.” SFAS No. 123(R) requires the Company to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. In addition, SFAS No. 123(R) requires additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. For public entities that do not file as a small business issuer, SFAS No. 123(R) is effective for the first interim or annual reporting period beginning after June 15, 2005.

Effective January 1, 2004, the Company adopted the Canadian GAAP fair-value-based method for all stock-based awards granted on or after January 1, 2004 and retroactively applied this method and restated all prior period consolidated financial statements. The Company has also early adopted, using modified prospective method as allowed under US GAAP, SFAS No. 123R. Accordingly, there is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting of stock-based compensation for periods beginning after January 1, 2004.

Prior to January 1, 2004, under US GAAP, the Company applied Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”, and related Interpretation No. 44 in accounting for all stock options granted to employees and directors for director services. Under APB 25, compensation expense is only recognized for stock options granted with exercise prices below the market price of the underlying common shares on the date of grant. Stock options that have been modified to reduce the exercise price are accounted for as variable.

Statement of Financial Accounting Standard (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, requires the Company to record compensation to “non-employees” using the fair value based method prescribed therein similar to accounting principles in effect in Canadian GAAP for the years ended December 31, 2003 and 2002.

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2004 and 2003

13.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

d)
Under Canadian income tax regulations, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issuance of flow-through shares using the deferral method in accordance with EIC No. 146 under Canadian GAAP. At the time of issue, the funds received are recorded as share capital and upon renunciation to the shareholders, the Company reduces share capital and records a temporary future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where the Company has sufficient available tax loss carryforwards or other deductible temporary differences available to offset the renounced tax deduction, the realization of the deductible temporary differences is credited to income in the period of renunciation. As at December 31, 2004, the Company renounced $720,000 in expenses and recorded, under Canadian GAAP, an income tax recovery of $256,464.

For US GAAP, the proceeds of the sale of flow-through shares should be allocated between the offering of shares and the sale of tax benefits. The allocation is calculated based on the difference between the quoted market value of the Company’s shares and the proceeds received and a liability is recognized for this difference. The liability is reversed upon renunciation and a deferred tax liability is recognized. The difference between the liability recognized at the time of issuance and the deferred tax liability will be included as income tax expenses. As the flow-through units were sold for proceeds equal to the quoted market value of the Company’s common shares, no liability was recognized for the all periods presented.

Also under US GAAP, as the flow-through units, which consisted of one flow-through share and one warrant, were issued to the Company’s President and certain directors, compensation expense of $50,199 based on the fair value of the warrants and the renounced tax benefit should be recognized in the Statement of Operations. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: risk free rate - 2.51%; dividend yield - Nil%; expected volatility of 96%; and weighted average expected life of 1 year.

e)
The Company adopted CICA 3110, “Asset Retirement Obligations” under Canadian GAAP effective January 1, 2004. For US GAAP, the Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” as at January 1, 2003. At that time, the Company estimated that the costs of the reclamation of the Table Mountain Mine site would be covered by the bonds held by the Company for such purposes. As a result, no asset retirement liability was accrued as at December 31, 2003. During 2004, the Company received additional information regarding the required reclamation, decommission and clean-up activities and increased their estimated costs by approximately $500,000. This change in estimate resulted in the recognition of additional asset retirement obligations and a corresponding capitalization to the resource property as at December 31, 2004 under US GAAP of $342,288, being the discounted present value of the approximated reclamation costs. At the end of the year, the Company evaluated the future recoverability of its resource property and wrote down the carrying amount of the resource property by the full amount of the additional asset retirement obligations of $342,288.

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2004 and 2003

13.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

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

The impact of the above on the financial statements is as follows:

	2004	2003	2002
		(Restated)	(Restated)
Net loss per Canadian GAAP	$(1,692,229)	$(1,465,121)	$(1,192,847)
Adjustments related to:
Stock based compensation (c)	-	8,025	15,343
Loss on settlement of debt (b)	-	-	(17,288)
Flow through shares (d)	(256,464)	-	-
Compensation expense on warrants and renouncement of tax benefit (d)	(50,199)	-	-
Asset retirement obligation (e)	(342,288)	-	-
Accretion expense	14,740	14,105	13,498
Net loss per US GAAP	(2,326,440)	(1,442,991)	(1,181,294)
Unrealized gains (losses) on investments (a), (e)	30,960	14,414	(64,267)
Comprehensive loss per United States GAAP	$(2,295,480)	$(1,428,577)	$(1,245,561)
Loss per share per US GAAP Basic and diluted	$(0.06)	$(0.04)	$(0.04)
Shareholders’ equity per Canadian GAAP	$2,070,627	$3,121,004	$2,007,810
Adjustment related to:
Asset retirement obligation	-	327,548	313,443
Accumulated comprehensive loss - unrealized loss on investments (a)	(33,053)	(64,013)	(78,427)
Shareholders’ equity per US GAAP	$2,037,574	$3,384,539	$2,242,826

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2004 and 2003

13.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

f)
In January 2003, the FASB issued FIN No. 46 (which was amended in December 2003 to become FIN No. 46R), “Consolidation of Variable Interest Entities, an Interpretation of ARB 51”. The primary objectives of FIN No. 46R are to provide guidance on the identification of entities for which control is achieved through means other than voting rights (variable interest entities or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applied to an entity for which either: (1) the equity investors do not have a controlling financial interest; or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46R requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. As amended in December 2003, the effective dates of FIN No. 46R for all non-small business issuers are as follows: (a) for interests in special-purpose entities: periods ended after December 15, 2003; (b) for all other VIEs, no later than the first reporting period ended after March 15, 2004.

The implementation of this new standard did not have a material effect on the Company’s financial statements.

In December 2004, FASB issued SFAS No. 153 to amend Opinion 29 by eliminating the exception for non-monetary exchanges of similar productive assets and replaces it with general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange is defined to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

The implementation of the not yet adopted standard is not expected to have a material effect on the Company’s financial statements.

14.	Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

FORM 51-102F1

ANNUAL MANAGEMENT DISCUSSOIN AND ANALYSIS
FOR
CUSAC GOLD MINES LTD.

Cusac Gold Mines Ltd. (the “Company”) is engaged in the business of exploring for, developing and producing gold. The Company’s primary asset is the Table Mountain Property (“Table Mountain”), a 48 square mile package of mineral claims located in north central British Columbia, Canada. Table Mountain is a former gold producer with significant mine infrastructure, including a 300-ton per day ore processing facility, private roadways, underground working, shops, buildings, and various regulatory permits required for a producing mine. Table Mountain also hosts numerous gold exploration targets outside the immediate mine area, including part ownership the Taurus Project, a large scale, bulk tonnage gold prospect. Full-time operations at Table Mountain were suspended at the end of 1997 due to reduced gold prices and ore grades. The facility was at that time placed into care and maintenance mode.

During the last few years, the price of gold has surged and renewed investor interest in and financing of the Company has resulted. Based on this renewed interest, and favourable exploration results obtained in this and prior periods, management is seeking the financing required to place its property back into production and fund ongoing exploration at Table Mountain. Although management is optimistic about raising the required capital for production and ongoing exploration, investors should be advised that there is no guarantee that such financing will be obtained.

During the year, the Company continued to explore the Table Mountain Property, primarily through diamond drilling. Exploration expenditures for the year totalled $1,120,152 compared with $446,176 in 2003. The significant increase of 151% is attributable to an increase in financing activity at the end of 2003 that made funds available for use in 2004.

Detailed technical reports relating to the Company’s Table Mountain Property are available at no charge to the public at www.sedar.com, the web site for Canada’s securities regulatory filings. Investors are also invited to visit the Company’s web site (www.cusac.com) for additional information, including recent press releases.

Investors should be cautioned that the Company’s business is subject to the considerable risks associated with the mining industry in general, such as fluctuating metal prices, environmental risks, high capital costs, and other risks. Investors are invited to investigate other risk factors relating to the Company’s business as disclosed in the Company’s Form 20F annual disclosure document filled with the United States Securities and Exchange Commission and available for viewing by the public at www.sec.gov/edgar.

SELECTED ANNUAL FINANCIAL INFORMATION

	Revenues	Ordinary Loss (per share)	Total Loss (per share)	Total Assets	Long Term Debt	Dividends
2004	Nil	1,823,550(.04)	1,948,693(.04)*	3,374,820	Nil	Nil
2003	Nil	1,479,989 (.04)	1,465,121 (.04)**	3,970,972	Nil	Nil
2002	Nil	1,155,963 (.04)	1,192,84796 (.04)***	2,842,118	Nil	Nil

* Includes $135,310 investment write-down and $10,167 interest gain.
**Includes $ 14,868 in interest income and equipment sale gains.
***Includes $35,000 in investment write-downs.

The above summary reflects the current non-producing status of the Company. Losses are attributable to ongoing exploration at Table Mountain and administration costs. The increase in losses in 2004 is attributable to increased exploration expenditures. The decrease in assets in 2004 as compared with 2003 is primarily attributable to a decrease in the Company’s cash position. The Company was generally less successful in raising funds in 2004 as compared to 2003, partly due to unfavourable market conditions for gold equities and partly due to a large financing ($3,000,000) that absorbed significant management time and attention but did not complete in part due to the untimely passing away of the lead investment advisor in charge of the offering.

SUMMARY OF QUARTERLY RESULTS

Selected consolidated financial information for the year ended December 31, 2004 and each of the last seven quarters of fiscal 2003 (unaudited):

	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
3 Mo Ended	31/12/04	30/09/04	30/06/04	31/03/04	31/12/03	30/09/03	30/06/03	31/03/03
Revenue	-	-	-	-	-	-	-	-
Net Loss	202,119	689,355	551,982	234,033	524,212	602,699	148,022	153,954
Loss/share	.01	.02	.004	.006	.013	.02	.004	.005

The above quarterly results reflect generally increasing mineral exploration and financing activities. The fourth quarter of 2003 shows relatively higher losses than other periods during the year due substantially to the inclusion of stock option expenses incurred during the period. The fourth quarter of 2004 however shows a reduced loss compared to earlier quarters in the year as exploration activity was reduced, insignificant stock option expense was added to the period because of the lack of new stock options granted during the period, and due to a change in accounting policy, as explained below,

$256,464 in future income tax recoveries were recorded related to the Company’s flow-through exploration funding in 2004.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2004 the Company had current assets of $676,076consisting of cash, receivables, flow-through share proceeds, and prepaid expenses, compared to $1,158,477at the end of 2003. The decrease in current assets is attributable to depletion of cash through increased exploration expenditures, coupled with a decrease in financing activity. The decrease in financing activity is believed by management to be attributable mainly to poor market conditions for junior gold issuers that prevailed for much of 2004.

Current liabilities at December 31, 2004 were $961,905, compared to $522,420for the end of 2003. The increase is primarily attributable to new bank indebtedness of $307,516 and an increase in accounts payable. The bank indebtedness represents an operating line of credit used by the Company to pay expenses that are not exploration expenses and therefore not payable from its flow-through share proceeds. The increase in accounts payable is attributable primarily to an increase in trade payables to exploration service providers.

Equity financing raised during 2004 was $961,268 (includes $720,000 in flow-through financing) compared to $2,069,690 (includes $1,050,000 in flow-through financing) raised during 2003. The decline in equity financing year over year can be attributed partly to poor equity market conditions during the period. Also, as mentioned above, the Company had engaged an underwriter to complete a $3,000,000 convertible debenture financing in 2004 that was not completed in part due to the sudden and unfortunate passing away of the lead investment advisor responsible for the financing.

At December 31, 2004, the Company had a working capital deficiency of $285,829as compared to a surplus of $636,057at December 31, 2003, a difference of ($921,886). The loss of surplus and increased deficiency is attributable to the failure of the above described convertible debenture offering, combined with the Company’s obligation to expend all funds raised pursuant to “flow-through” share offerings completed in 2003. Management is taking steps to cure this deficiency by seeking additional equity financing.

SIGNIFICANT CHANGES TO ACCOUNTING POLICY DURING THE YEAR

In response to regulatory and industry changes, the Company changes its accounting policy from time to time to comply with applicable rules and guidelines. During the year, the Canadian Institute of Chartered Accountants (CICA), introduced changes to its Generally Accepted Accounting Principals (GAAP) that affect the Company, resulting in the following changes that materially affect Company’s audited financial statements for the year ended December 31, 2004:

1.
Stock Based Compensation. Effective January 1, 2004, the fair value of stock options granted to the Company’s employees and all others are now required to be expensed against earnings. Previously, only the fair value of options granted to consultants were expensed. The Company has retroactively adopted this new stock compensation policy which has caused the net loss of the Company to increase by $8,025 and $15,343 in 2003 and 2002 respectively. The new policy had no effect on the 2004 net income.

2.
Asset Retirement Obligations. Under GAAP, effective the Company’s fiscal 2004 period and going forward, the Company is required to examine whether or not any asset on the balance sheet might reasonably be expected to cost the Company expenses to retire such asset from the company’s books. One asset that bears such examination is the Company’s main resource property, the Table Mountain Property. Ongoing environmental reclamation is required, leading to regular expenditures. Upon complete mine closure, certain additional costs would be incurred. Accordingly, the Company has estimated that approximately $50,000 per year in expenses will be required for a period of 10 years to retire this asset. The Net Present Value of these current and future expenditures is now reflected on the Company’s balance sheet.

3.
Flow-Through Shares. In accordance with CICA Emerging Issue Committee No. 146 regarding the accounting of flow-through shares, as a result of the Company having sufficient temporary differences available to offset the renounced tax reduction, the Company has recognized $252,464 future income tax recovery related to the renouncement of tax reductions to shareholders.

INVESTOR RELATIONS

Investor relations activity during the year consisted of routine shareholder communications.

CERTIFICATION

I, David H. Brett, certify that:

1.

I have reviewed this annual report on Form 20-F of Cusac Gold Mines Ltd. (the "Company");

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

4.

The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the registrant and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)

Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.

The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of the internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 12, 2005

"David H. Brett"
David H. Brett

President and

Chief Executive Officer

CERTIFICATION

I, Leanora B. Homrig, certify that:

1.

I have reviewed this annual report on Form 20-F of Cusac Gold Mines Ltd. (the "Company");

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

4.

The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the registrant and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)

Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.

The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of the internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 12, 2005

"Leanora B. Homrig"
Leanora B. Homrig

Secretary and

Chief Financial Officer

CERTIFICATION OF
CHIEF EXECUTIVE OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, David H Brett, President and Chief Executive Officer of Cusac Gold Mines Ltd. (the "Company"), hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(i)

the Annual Report on Form 20-F of the Company for the fiscal year ended December 31, 2004 (the "Annual Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(ii)

the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: "David H. Brett" Name: David H. Brett Title: Chief Executive Officer Date: July 12 2005

CHIEF FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Leanora B. Homrig, Secretary and Chief Financial Officer of Cusac Gold Mines Ltd. (the "Company"), hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(i)

the Annual Report on Form 20-F of the Company for the fiscal year ended December 31, 2004 (the "Annual Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(ii)

the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: "Leanora B. Homrig" Name: Leanora B. Homrig Title: Chief Executive Officer Date: July 12 2005

TECHNICAL REPORT

on

RORY & EAST BAIN VEINS

TABLE MOUNTAIN GOLD PROPERTY

LIARD MINING DISTRICT

BRITISH COLUMBIA, CANADA

Prepared for

Cusac Gold Mines Ltd.

March 22, 2005

R. Dennis Bergen, P. Eng. (APEGBC)

Lasqueti Island, B.C. V0R 2J05 Canada

Tel:

(250) 333-8529

Fax:

(250) 333-8529

dbergen1@telus.net

Technical Report on Rory & East Bain Veins - Table Mountain Gold Property

Liard Mining District, British Columbia, Canada

Cusac Gold Mines Ltd.

R. Dennis Bergen, P.Eng. 05/07/2005

TABLE OF CONTENTS	Page

1.0	SUMMARY	7
2.0	INTRODUCTION AND TERMS OF REFERENCE	8
3.0	DISCLAIMER	9
4.0	PROPERTY DESCRIPTION AND LOCATION	10
5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY	15
6.0	HISTORY	16
6.1	Chronology	16
6.2	Production	17
7.0.	GEOLOGICAL SETTING	18
7.1	Regional Geology	18
7.2	Camp Geology	19
8.0	DEPOSIT TYPES AND MINERALIZATION	22
8.1	Mineralization Types	22
8.2	Alteration Types	23
8.3	Vein Systems, Deposit Model, and Mineralization Controls	23
9.0	EXPLORATION	25
9.1	Rory Vein Exploration	25
9.2	East Bain Exploration	25
10.0	DRILLING	25
10.1	Rory Vein Drilling	25
10.2	East Bain Vein drilling	34
11.0	SAMPLING METHOD AND APPROACH	35
11.1	Rory Vein Sampling	35
11.2	East Bain Vein sampling	36
12.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY	37
12.1	Rory Vein	37
12.2	East Bain Vein	37
13.0	DATA VERIFICATION AND VALIDATION	38

13.1	Rory Vein Data Verification and validation	38
13.1.1	Data Transcription	38
13.1.2	Assay QA-QC	38
13.1.3	Standards and Duplicates Performance	39
13.1.4	Blank Sample Performance	43
13.2	East Bain Vein data Verification and Validation	43
14.0	ADJACENT PROPERTIES	43
15.0	MINERAL PROCESSING AND METALLURGICAL TESTING	44
15.1	Metallurgical Testing	44
15.2	Past Mill Performance	44
15.2.1	Recovery	44
15.2.2	Throughput	45
15.3	Projected Metallurgical Performance	46
15.4	Processing	46
15.4.1	Mill Flowsheet	46
15.4.2	Plant Restart and Modifications	46
15.5	Assay Laboratory	47
15.6	Tailings Storage Facility	49
15.6.1	Facility Description	49
15.6.2	Remaining Tailings Capacity	49
15.6.3	Items to be addressed	50
16.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	51
16.1	Rory Vein Mineral Resource Estimate	51
16.2	Rory Vein Mineral Reserve	56
16.2.1	Cut off grade	56
16.2.2	Mineral Reserve Estimates	56
16.2.3	Rory Vein Mineral Reserves	57
16.3	East Bain Vein Mineral Resource	58
16.3.1	Historical Background	58
16.3.2	Mineral Resource Estimate	60

16.4	East Bain Vein Mineral Reserve	64
17.	0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES	66
17.1	Production Plans	66
17.2	Mining Operations	66
17.2.1	Rory Vein Mining	66
17.2.2	East Bain Mining	70
17.2.3	Dilution	71
17.2.4	Manpower	71
17.3	Recoverability	73
17.3.1	Projected Metallurgical Performance	73
17.4	Markets	74
17.5	Contracts	74
17.6	Environmental Considerations	75
17.6.1	Permit M-127	75
17.6.2	Air Emissions and Waste Management Permits	76
17.6.3	Metal Mine Effluent Regulations (MMER)	76
17.6.4	ARD/ Metal Leaching	77
17.6.5	Closure and Reclamation	77
17.6.6	Other Environmental Issues	77
17.7	Tax	78
17.8	Capital and Operating Cost estimates	78
17.9.	Economic analysis	80
17.10	Payback	81
17.11	Mine Life	81
18.0.	INTERPRETATION AND CONCLUSIONS	81
19.0	RECOMMENDATIONS	83
20.0..	REFERENCES	83
21.0	STATEMENTS OF QUALIFICATIONS	89

LIST OF FIGURES

1.

Table Mountain Gold Property - Provincial Location Map

2.

Table Mountain Gold Property - Claim Location Map

3.

Rory Vein Area - Claim Location Map

4.

East Bain Vein Area - Claim Location Map

5.

Table Mountain Gold Property - General Geology

6.

Table Mountain Gold Property - Schematic Longitudinal Section

7.

Rory Vein - Three Dimensional View of the 1210 and 1140 Levels of the Main Mine

8.

Rory Vein – Plan View of the 1210 and 1140 Levels of the Main Mine

9.

Rory Vein – Plan View of Surface Drill Hole Locations

10.

Rory Vein – 170 N Cross Section

11.

Rory Vein – 1205 Elevation Plan

12.

Rory Vein – 1170 Elevation Plan

13.

Rory Vein – 1140 Elevation Plan

14.

Bain Vein Drill Hole Locations

15.

Rory Vein - Gold Values of CRM's used with Screen Metallics Assays

16.

Rory Vein - Comparison of Screen Metallics Assays versus Routine Assays (no trim)

17.

Rory Vein - Comparison of Screen Metallics Assays versus Routine Assays (40 g/t trim)

18.

Rory Vein - Comparison of Screen Metallics Assays versus Routine Assays (5 g/t trim)

19.

Process Flow Sheet

20.

Tailings Storage Facility

21.

Rory Vein – Longitudinal Section with Mineral Resource Blocks

22.

East and West Bain Vein Longitudinal Section

23.

East and West Bain Mineral Resource and Reserve Blocks

24.

Rory Vein Plan Overview

25.

Rory Vein Plan Detailed

26.

East Bain Vein Plan Overview

27.

East Bain Vein Plan Detailed

28.

Sensitivity Analysis

LIST OF TABLES

1.

Selected Claim Information

2.

Historical Gold Production

3.

Certified Reference Materials Means and Tolerance Limits

4.

Historical Mill Performance

5.

Rory Vein Mineral Resource Estimate

6.

Cut Off Grade Estimate

7.

Rory Vein Mineral Reserve Estimate

8.

East Bain Vein Resource Calculation Summary

9.

East Bain Vein Mineral Reserve Estimate

10.

Manpower Summary

11.

Capital Summary

12.

Operating Cost Summary

13.

Cash Flow Summary

SUMMARY

This report has been prepared at the request of David Brett, President and CEO of Cusac Gold Mines Ltd. and Lesley Hunt, Vice President, Exploration of Cusac Gold Mines Ltd., for the purpose of compiling technical information on the Rory and East Bain Veins on the Table Mountain Gold Property as required for a NI 43-101 independent technical disclosure report.  The format followed for this report is that outlined by form NI 43-101F.  Work conducted for the report entailed a review of previous technical reports, preparation of mine plans and other studies to complete the preliminary feasibility study.  The author visited the site from January 11 to 14, 2005.

The Table Mountain Gold Property comprises a number of past-producing, high-grade, underground gold mines and placer workings in the Cassiar District of British Columbia.  Total gold production to date from the Cassiar District is about 423,500 oz (13,172 kg) of gold.  The property is centred on a 15 km long, gold-bearing hydrothermal system that developed along and adjacent to the northerly-trending Erickson Creek Fault Zone.

Mineral resources for the property were previously estimated and reported by D. Sketchley, P.Geo. in "Technical Report on Table Mountain Gold Property, Liard Mining District, B.C. Canada, July 2003" and "Technical Report on Rory Vein, Table Mountain Gold Property, Liard Mining District, B.C. Canada, November 2004".  The resource estimates were calculated using a 2 ounce per ton capping.  The Rory vein has an Indicated Mineral Resource of 22,000 tons grading 0.355 oz gold per ton and containing 7,807 ounces of gold.  The East Bain vein has an

Indicated Mineral Resource of 22,157 tons grading 0.63 oz gold per ton and containing 13,923 ounces of gold.

Plans for the extraction of the gold using shrinkage stoping and mine development starting from existing workings were developed.  Ore will be milled in the existing 300 tpd facility.  Development and production schedules together with operating and capital cost estimates were prepared.

The Rory Vein contains a Probable Mineral Reserve of 16,000 tons grading 0.46 ounces gold per ton and containing 7,360 ounces of gold.  (14,500 tonnes @ 15.7 grams gold per tonne and containing 236.6 kg of gold) based on assays capped at 2 ounces per ton, a minimum mining width of 1.5 m, 10% dilution at zero grade, gold price of $CDN535 per ounce, and a cut off grade of 0.31 ounces per ton.

The East Bain Vein contains an Probable Mineral Reserve of 28,000 tons grading 0.50 ounces gold per ton and containing 14,000 ounces of gold (25,500 tonnes grading 17.1 grams gold per tonne and containing 450.1 kg of gold) based on assays capped at 2 ounces per ton, a minimum mining width of 1.5 m, 10% dilution at zero grade, gold price of $CDN535 per ounce, and a cut off grade of 0.27 ounces per ton.

Extraction of the two veins is estimated to cost $765,000 in capital costs and $ 5.5 million in operating costs.  Based on a price of $CDN 535 per ounce of gold and an additional 15% contingency on the capital and operating costs the project would generate a cash flow of $2.5 million and have an internal rate of return of 129%.  The development and production phases of the project will last for 8 months.

The project cash flow is most sensitive to changes in metal price and grade and is less sensitive to changes in the operating costs.  It is least sensitive to changes in the capital costs.

There are current permits for mining and waste disposal.  There are environmental issues related to previous workings and some work required at the tailings facility.

2.0

INTRODUCTION AND TERMS OF REFERENCE

This report has been prepared at the request of David Brett, President and CEO and Lesley Hunt, Vice President, Exploration of Cusac Gold Mines Ltd. (Cusac), for the purpose of compiling an independent technical report on the Rory and East Bain Veins on the Table Mountain Gold Property.  The format followed for this report is that outlined by form NI 43-101F.  The information disclosed in this report includes information from Cusac, information from previous technical reports, information generated by other qualified persons and reviewed by the author and information developed by the author.

Previously mineral resource estimates were completed on the Rory and East Bain veins.  No additional field work except for a site visit has been undertaken.  The only new work covered in this report is the preparation of development and operating plans for the mineral resources to allow the estimation of mineral reserves.  Work conducted for the report entailed a site visit, review of existing technical reports, review of historical production records, review of permits, review of proposed mining plans, preparation of economic models and ongoing communications with Cusac personnel.

The site visit and report compilation achieved the following objectives:

1.

Inspection of site conditions

2.

Inspection of equipment on site

3.

Review of Mineral Resource estimation

4.

Review of proposed mining methods, plans and equipment

5.

Review of processing facilities

6.

Review of information on tailings management, permitting and environmental conditions

7.

Review of concentrate sales agreement

8.

Preparation of a Mineral Reserve Estimate

Metric units are used throughout this report, except for the mineral reserve estimates and production forecasts which are in imperial units which conform to the property operating history.

3.0

DISCLAIMER

The author has reviewed and analyzed data provided by Cusac, its consultants and previous operators of the facilities and has drawn his own conclusions therefrom augmented by his own direct field examination.  The author has not carried out any independent exploration work, sampling or assaying but the presence of gold in the local rocks is substantiated by previous production and previous technical reports by qualified Persons.

Beyond a review of the internet MEM listing of claim ownership for those claims where the veins are located the author has not investigated or confirmed the ownership of the claims.

4.0

PROPERTY DESCRIPTION AND LOCATION

The property description and location are more completely described by Sketchley (2003 and 2004) in technical reports entitled "Technical Report on Table Mountain Gold Property" and "Technical Report on Rory Vein, Table Mountain Gold Property". The key details are included here.

The Table Mountain Gold Property is in northern British Columbia, 115 km southwest of Watson Lake, Yukon Territory, and 120 km northeast of Dease Lake, British Columbia (Figure 1).  Access to the property is via Highway 37, which connects to these towns.  The abandoned town of Cassiar is at the north-western end of the property, and the unincorporated settlement of Jade City is on Highway 37 at the road entrance to the mine facilities.

Cusac Gold Mines Ltd. presently controls the majority of the hard rock mining claims and a number of placer claims in the Cassiar area, which comprise the Table Mountain Gold Property in the Liard Mining District, NTS 104P (Figure 2).  The property covers approximately 12,300 hectares, is mostly contiguous, and has been acquired by direct staking, outright purchase, and option agreements.  Most of the claims are owned outright, with some claims, not within the operations reviewed herein, subject to net smelter royalties.  The Rory Vein area is situated on the Sun, Up, Jennie Extension #3, and Jennie Extension #4 claims (Figure 3).  The East Bain vein is located on the Nu-Tara claim (Figure 4).  All relevant claim information is given in Table 1.

The author has confirmed that Cusac is the registered owner of these claims on the internet based Ministry of Energy and Mines web site.

The Table Mountain processing and support facilities consist of a 300 ton-per-day gravity-flotation mill, power plant, service facilities, offices, core library, cookhouse, and bunkhouses. A permitted tailings storage facility, with an approximate capacity of 50,000 tonnes, is next to these facilities, which are centrally located in the camp adjacent to McDame Lake and Highway 37.  Additional service facilities are located at the Cusac mine in the south central portion of the property.

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

Except as disclosed in this report the author knows of no environmental liabilities on the property.  There is an existing mining permit issued by the Ministry of Energy and Mines and the reopening of the mine for the exploitation of the reserves should require only the submission of mining plans and a notice to the District Inspector of Mines.

Figure 1.  Table Mountain Gold Property – Provincial Location Map.

The red square indicates the property location and approximates the area illustrated in Figure 2.

Figure 2. Table Mountain Gold Property - Claim Location Map.

The stars indicate the primary areas of interest.

61300 E
62300 E
65700 N
64700 N
63700 N
62700 N
VAL
MILL
ELLA2
FR
N.A.
UP
JENNIE
EXTENSION
4
RORY
JENNIE
EXTENSION
3
BEAR
GOLDIE
DEASE
SUN
VAL
SUN
KAT I
MAURA
JENNIE 1
JENNIE
ALISON
JENNIE 2
JENNIE
EXTENSION
1
JENNIE
EXTENSION
2
WEST FR
ADIT
No.1
ADIT
No.2
ERIN
REDHILL
No.6
SUN
REDHILL
No.5
HURRICANE
No 1
HURRICANE
No.2
1400
1500
1600
SNO 3
SNO 2
SNO 1
WEST FR
REDHILL
No.4
REDHILL
No.1
DON
1600
HIGH
N
RORY VEIN
CLAIM MAP
October 4, 2004
0
100
500
meters
CUSAC GOLD MINES LTD.
911-470 GRANVILLE ST.
VANCOUVER, B.C., V6C 1V5

Figure 3.  Rory Vein Area – Claim Location Map.

Figure 4.  East Bain Vein Area – Claim Location Map.

Table 1. Selected Claim Information
Project	Claim Name	Tenure No.	Expiry	Area (Ha)	Tag No.
Rory	JENNIE EXTENSION#3	226196	2006/JUN/30	25	59860
Rory	JENNIE EXTENSION#4	226193	2006/JUN/30	25	A59861
Rory	SUN	221632	2006/JUN/30	200	7200
Rory	UP	221633	2006/JUN/30	125	7305
East Bain	NU-TARA	222403	2006/JUN/30	300	4194

5.0

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

The property description and location has been taken from published technical reports by Sketchley (2003 and 2004).

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

6.0

`

HISTORY

The property history has been taken from published technical reports by Sketchley (2003 and 2004).

6.1

Chronology

Gold was discovered in the Cassiar District in 1874. The district developed into one of British Columbia's major placer camps with most of its production occurring between 1874 and 1895.  The largest nugget discovered in British Columbia, 73 oz (2,503 gm), came from this camp (Barlee 1980).  Minor small-scale placer mining continues today.

Although placer production in the district was significant, little was done prior to 1933 to locate lode gold deposits.  In 1934, the first gold-bearing quartz veins were found in Quartzrock Creek. Following this, numerous veins were discovered and many claims were staked.  The higher-grade portions of these veins were exploited by small-scale mining over the next forty years.  At one point, half-a-dozen abandoned mill sites with capacities of less than 12 tons per day existed in the area.  Well-known individuals that played an important role in the early years of the emerging gold camp include John Vollaug, Hans Erickson, J.R. Boulton, John Hope, F. Callison, Pete Hamlin, and Fred and Guilford Brett.  Cusac's interest in the area began with the prospecting efforts of Fred and Guilford Brett who formed Glen Copper Mines Ltd., which evolved into Cusac Industries Ltd., and in 1995, Cusac Gold Mines Ltd.

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

In 1985, Total Compagnie Francaise des Petroles acquired operating control of Erickson, renamed the company Total Energold Corporation, commenced production from the Eileen Vein in the Cusac Mine in 1986, and discovered additional veins in the area.  During 1988, Total started work on the 10 level, a 2.5 km drift to access the Michelle High Grade Vein (MHG), which could not be accessed from the Cusac Mine because of high water flows.  Because of this, production from the Cusac Mine and Main Mine ceased, with only minor production continuing on the Vollaug Vein.  Work on level 10 eventually ceased in 1989 due to high costs and high water flows.

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

The Rory Vein comprises a newly discovered vein, which was intersected at the top of a hole initially aimed at the down dip projection of the Maura Vein below the 14 level of the Main Mine.  Drilling was done throughout June, July, and August, 2004, with a total of 33 holes completed.

6.2

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

The largest producer in the camp, the Main Mine, was in operation from 1979 until 1988.  Approximately 150,000 oz (4,666 kg) of gold were produced from the Jennie-Maura-Alison and Bear Vein systems (Glover 1998). The Taurus Mine operated between 1981 and 1988, and it produced 35,000 oz (1,089 kg) of gold (Trenaman 1997).  A small amount of this production came from the Plaza adit and open cuts on 88 Hill.  The Vollaug Vein was mined from various open pits and underground workings between 1980 and 1997.  Approximately 50,000 oz (1,555 kg) of gold was produced from this structure (Glover 1998).  Mining commenced on the Eileen-Michelle-Lily Vein system in 1986, and continued until 1997, with about 90,000 oz (2,799 kg) of gold produced (Glover 1998).  Production from the Bain Vein system spanned the period from 1993 to 1995, and totalled 24,000 oz (746 kg) of gold (Glover 1998).  Surface production from the Bear Vein in 1998 totalled about 1,000 oz (31 kg) of gold. Recorded production from the camp totals about 423,500 oz (13,172 kg) of gold.

Silver production from various deposits in the camp generally amounts to 75% of gold production.  A summary of gold production from major vein systems in the camp is given in Table 2.

Table 2. Historical Gold Production Table Mountain Gold Property – Cusac Gold Mines Ltd.
Vein System or Area	Tons (x 1,000)*	Head Grade* (oz/ton)	Ounces (x 1,000)*
Jennie-Maura-Alison & Bear	300	0.50	150
Eileen-Michelle-Lily	150	0.60	90
Bain	60	0.40	24
Vollaug	170	0.30	50
Taurus	318	0.12	35
McDame Creek Placer	N/A	N/A	74.5
Total	N/A	N/A	423.5

*Approximate values obtained from internal company reports.

7.0

GEOLOGICAL SETTING

The geological setting information has been taken from published technical reports by Sketchley (2003 and 2004).

7.1

Regional Geology

The Table Mountain property is in the Sylvester Allochthon of the Slide Mountain Terrane (Gabrielse 1963; Gordy et al. 1982; Harms 1984, 1986, 1989; Harms et al. 1989; Nelson and Bradford 1989, 1993).  The allochthon occupies the flat-bottomed McDame synclinorium, which lies on autochthonous rocks of the Cassiar Terrane.  It comprises gabbro, pillowed and massive basalt, banded chert, carbonate, argillite, ultramafics, and minor arenite of Late Devonian to Late Triassic age, which has been divided into three stacked, structural-lithological packages by

Nelson and Bradford (1989, 1993).  The property is within Division II, which comprises an ophiolitic assemblage that occupies the central portion and contains two major ultramafic sheets.  The regional and camp geology is compiled in detail by Sketchley (2003).

7.2

Camp Geology

Rocks in the Cassiar area have been informally divided into lower, middle, and upper thrust sheets for mine geology purposes (Figure 5).  The lower and middle thrust sheets belong to Division II of Nelson and Bradford (1989, 1993); the upper, to Division III.  The lower thrust sheet comprises three volcanic-sedimentary subunits; the middle, Table Mountain Sediments (TMS); and the upper, Huntergroup Volcanics.  A major ultramafic sheet separates the lower and middle thrust sheets (Harms et al. 1989; Nelson and Bradford 1989, 1993).

The basal volcanic-sedimentary subunit of the lower thrust sheet comprises basalt, pillow-basalt breccias, and tuff interbedded with black clastics.  It is exposed west of the camp along the margins of the allochthon and was intersected at depth in drill holes in the western and north-western part of the camp.  The unit does not host any of the veins in the camp.

The middle subunit, which comprises mafic extrusive rocks interlayered with bedded chert and argillite, crops out along the north-eastern and south-western margins of the camp along ridges and valley sides.  The unit does not host significant veins and is more amenable to development of silicification because the rocks are brittle and shatter as noted in the lower levels of the Main Mine.

The upper subunit is the most widespread and crops out over most of the camp.  It comprises massive and pillowed basalt with rare chert intercalations with the lower portion in the Taurus area marked by magnetite and jasper-rich basalt.  The non-magnetic and non-jasper-bearing basalt sequence hosts most of the vein systems in the camp and has been the focus of exploration.

Legend
Lower Thrust Sheet
Middle Thrust Sheet
Upper Thrust Sheet
Thrust Contact
ECTZ
Quartz Vein
Road
Water
N
1 0 1 2 km
70000 N
65000 N
60000 N
60000 E
65000 E

Figure 5. Table Mountain Gold Property – General Geology

Table Mountain Sediments (TMS) of the middle thrust sheet cap basalt of the lower thrust sheet.  They crop out extensively in the southern portion of the camp on Table Mountain and in the northern portion of the camp they locally form thin klippen.  They comprise thin-bedded slaty siltstone, sandstone, calcareous mudstones, and grey limestone.  Veins rarely extend up into these rocks.

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

Structural features are divided into two temporal groups: an early one related to the formation of the allochthon with pre- and syn-mineralization structures; and a late one with post-mineralization structures.  The early group contains thrust faults and related folds along with accompanying foliations and joints that parallel veins.  The late group contains high-angle faults that offset veins.  Some of the late faults are antecedent structures.  Although they are clearly associated with mineralization, movement is post-mineralization.  Structural features are discussed in more detail by Sketchley (2003).

8.0

DEPOSIT TYPES AND MINERALIZATION

The deposit types and mineralization information has been taken from published technical reports by Sketchley (2003 and 2004).

8.1

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

Type I veins occupy steeply-dipping east-north-easterly to north-easterly-trending, subparallel fractures that comprise the majority of veins in the camp.  Most veins are short and narrow and pinch and swell along strike although many are sigmoidal, dipping steeply north, and terminate by pinching, horsetailing, or as knots or localized bulbous masses.  Veins are typically up to one metre wide and several tens of metres long that are commonly broken into numerous segments that appear to be separate structures.  Most veins in the areas around Cusac Mine, Main Mine, and north of Taurus Mine are Type I, lie immediately below TMS, and form thicker structures that are more persistent.  The upper 30 m of these veins are the most productive in the camp, and gold grades decrease and become more erratic down dip into the roots of the system.

Type II veins occupy the shallowly-dipping plane of the thrust fault that occurs at the bottom of the middle thrust sheet comprising TMS.  Most veins are along the footwall of the ultramafic sheet, which is generally altered to listwanite, or extend up into it.  Veins have a characteristic ribboned appearance from carbon-rich stylolites and are generally less than two metres thick, but can be up to four metres.

8.2

Alteration Types

Strong wallrock alteration is associated with gold-bearing veins hosted by mafic and ultramafic rocks.  Within mafic rocks, basalt is altered to a sericite-ankerite-quartz assemblage that forms well-developed envelopes around veins (Sketchley 1986, 1989).  Envelopes are surrounded by widespread propylitic alteration. More intense alteration adjacent to veins commonly contains coarse disseminated pyrite, commonly with anomalous gold values.  Carbon-rich zones and crackle brecciation, comprising quartz and carbon, are locally common in more intense alteration.  Within ultramafic rocks, serpentinite is altered to talc, talc-breunerite-quartz, and breunerite-quartz-fuchsite assemblages with increasing intensity (Dussel, 1986).

8.3

Vein Systems, Deposit Model, and Mineralization Controls

Vein systems extend outward from the ECFZ and are up to five kilometres long. Along the ECFZ, there is a crude periodicity of vein systems.  North of McDame Lake they are spaced about 1,500 metres apart, whereas south of McDame Lake they are spaced about 400 to 600 metres apart.  A list of known vein systems throughout the camp is given by Sketchley (2003).  The more important systems are shown on Figure 6, a schematic longitudinal section of the Table Mountain Gold Property.

Nelson (1990), Nelson and Bradford (1989, 1993), and Panteleyev et al. (1997) discussed formation of the mesothermal gold-quartz vein deposits of the Cassiar area.  This work has been compiled and summarized along with mineralization controls by Sketchley (2003).

Figure 6. Table Mountain Gold Property - Schematic Longitudinal Section.

9.0

EXPLORATION

The exploration section has been taken from published technical reports by Sketchley (2003 and 2004).

Much of the exploration work conducted on the Table Mountain Gold Property is historical in nature.  This work includes geological mapping, geophysical surveys, soil sampling, trenching, drilling, and underground drifting.  The nature and extent of previously conducted work is summarized by Sketchley (2003).  The 2004 work program under Notice of Work Permit Number 14675-200 comprised surface diamond drilling done by DJ Drilling; survey preparatory work by Lone Star Surveying; and drill hole setups by Cusac site personnel.  All work procedures, which are described under Drilling in this report, were conducted according to "Exploration Best Practices Guidelines" included with the CIM Standards on Mineral Resources and Reserves (2000).

9.1

Rory Vein Exploration

The Rory Vein, a new discovery, was intersected at the top of the first hole that was initially aimed at the down dip projection of the Maura Vein below the 14 level of the Main Mine.  The remainder of the program, which comprised 34 holes totalling 5,084 metres, delineated the vein.

9.2

East Bain Exploration

A small diamond-drilling program was conducted under Notice of Work Permit Number 0100115 during 2002 to further explore and further define the East Bain Vein, which was initially defined by diamond drilling during 1990 and 1991 (Westervelt 1991, Glover 2002a).

10.0

DRILLING

The drilling section has been taken from published technical reports by Sketchley (2003 and 2004).

10.1

Rory Vein Drilling

Drill holes were collared to give south-south-easterly striking traces perpendicular to the north-north-easterly strike of the Rory Vein and were inclined moderately to steeply to the east to yield vein intersections about 45° to 60° to core axis with the vein, which is moderately to steeply east-dipping.  Core axis angles were used to correct intersected vein intervals to true thicknesses.  A three dimensional block view of the Rory Vein drilling and Main Mine workings is illustrated in Figure 7; a plan view of the Main Mine workings in Figure 8; a plan view of the surface drill hole locations in Figure 9; the 170 N cross section in Figure 10, the 1205 Elevation plan in Figure 11, the 1170 Elevation plan in Figure 12, and the 1140 Elevation plan in Figure 13.

Drill collar locations are currently marked with a post and a metal Dymo tag, which is acceptable; however, a longer lasting marking method should be considered.  Holes that cannot be marked because they are in the middle of a haul road should have a post placed on the side of the road adjacent to the collar location with an added comment that points to the location of the drill hole.

Collar locations were tied into the mine survey grid by GPS.  Because there were no mine grid survey points in area and the mine grid was not tied to NAD83 datum, which is used by GPS systems, survey preparatory work had to be completed.  This was done by Lone Star Surveying who surveyed various widely spaced mine grid survey points from the Main Mine and Cusac Mine areas and developed a translation algorithm to be able to use GPS coordinates to obtain mine grid coordinates.  The algorithm, which comprises a rotation of about 1.27° and a translation of 80 to 100 metres, allows for accurate surveying within the current work area.  About 30 IP's (iron pin's) with a plastic numbered survey tag were placed around the current work area to be able to control the location of new drill holes.

Down hole surveys were taken with a Sperry Sun measurement unit, which comprises a compass and dip meter along with a camera that takes a snapshot of the measurements.  The unit is located on the end of aluminum rods that extend down the hole past the core barrel to avoid magnetic interference.  Calibration of the unit was done by placing it in an inclined cradle and comparing readings to those from several compasses corrected for a magnetic declination of 25°E.  Drill rigs were aligned by compass with the azimuth of the collar equal to the aligned rig.

All drilling information was compiled on a master spreadsheet and relevant portions imported into Gemcom for geological modelling.  Recorded data comprises the following items.

1.

Header – Hole, X, Y, Z, Depth.

2.

Surveys – Hole, Depth, Azimuth, Dip.

3.

Lithology – Hole, From, To, Code.

4.

Assays – Hole, From, To, Sample, Width, Au g/tonne, Au o/ton.

5.

Composites – Hole, From, To, Core Length, True Width, Au g/tonne - uncapped, Au oz/ton - uncapped, Au oz/ton – capped to 2 oz/ton.

.

Figure 7.  Rory Vein – Three dimensional view of the 1210 (blue) and 1140 (purple) levels of the Main Mine

Vein outline (red), drill hole traces (dark grey), and Black Breccia Fault (light grey).

Figure 8. Rory Vein – Plan view of the 1210 and 1140 levels of the Main Mine with vein outline and Black Breccia Fault.

Figure 9. Rory Vein – Plan view of surface drill hole locations  with hole traces (grey), high gold (red), and low gold (blue).

Figure 10. Rory Vein – 170 N Cross Section with 1210 level (open blue rectangle), 1140 level (open purple rectangle), vein outline

(red and green), and Black Breccia Fault (grey).

Figure 11. Rory Vein – 1205 Elevation plan with 1210 level (blue), vein outline (red and green) and Black Breccia Fault (grey). Vein dips steeply to the west and fault dips moderately to the east.

Figure 12.  Rory Vein – 1170 Elevation plan with vein outline (green and red) cut by Black Breccia Fault (grey). Vein dips steeply to the west and the fault dips moderately to the east

Figure 13 – Rory Vein – 1140 Elevation plan with 1140 Level (purple) and Black Breccia Fault (grey).  Vein is above the Black

Breccia Fault, which dips moderately to the east.

1.2

East Bain Vein drilling

A small diamond-drilling program was conducted under Notice of Work Permit Number 0100115 during 2002 to further explore and further define the East Bain Vein, which was initially defined by diamond drilling during 1990 and 1991 (Westervelt 1991, Glover 2002a).  The program comprised eleven holes of NQ diamond drilling totalling 2395.1 m; ten of these holes were collared on the Nu-Tara mineral claim, and one on the Cordoba mineral claim (Figure 4).  Collar locations, which were tied into the mine survey grid by chain and compass, were field verified by the author using a hand-held GPS unit with a field accuracy of +10 m.  The holes were found to be located correctly on the mine grid, but a discrepancy exists between the GPS UTM and mine grid coordinate systems, which should be investigated further.  The mine grid coordinate system is shifted approximately 200 m south and east of the GPS UTM grid coordinate system.

Down-hole drill hole dip orientations were determined using corrected acid tests; lithological  descriptions and structural core axis angles were recorded; and quartz veins were sampled.  Core axis angles were used to correct intersected vein intervals to true thicknesses.  Drill core samples were sent to Eco Tech Laboratory Ltd. for gold and silver assaying.  Core sample locations were field verified by the author (Sketchley 2004).

A summary of the drill hole targets, results, and interpretation is as follows.

•

02BG-01 tested the gap with West Bain Vein and did not intersect any veins.

•

02BG-02 tested the vein 50 metres west of previous intersections and intersected a strong quartz vein yielding 5.19 oz/ton over 0.6metres that is a small faulted wedge with limited tonnage potential.

•

02BG-03 tested the eastern end of the vein and intersected a quartz vein system that returned 0.38 oz/ton over 2.6 metres.

•

02BG-04 tested the western end of the vein to define a target elevation for development and intersected 0.554 oz/ton over 1.4 metres

•

02BG-05 tested the eastern extent of the vein and intersected a weakly mineralized vein breccia.

•

02BG-06 tested the central portion of the vein and intersected 0.6m of vein fault breccia that returned 0.062 oz/ton over 0.6 metres.

•

02EB-07 tested the eastern extent of a vein above a known fault and did not intersect any significant veining.

Holes 02EB-08 to 11 were drilled as a fence on section 8398E to test for an eastern extension of the vein and did not intersected any significant Ining

..

Figure 14.  Bain Vein Drill Hole Locations.

11.0

SAMPLING METHOD AND APPROACH

The sampling method and approach section has been taken from published technical reports by Sketchley (2003 and 2004).

11.1

Rory Vein Sampling

Drill core sampling done during the 2004 exploration program consisted of logging core, marking the mineralized sections into sample intervals based on geological criteria, splitting the core in half along its length using a continuous line to prevent bias, and bagging one-half of the split core from each marked sample interval.  A total of 867 samples was collected and sent for Screen Metallics Assays (SMA) or Routine Sample Assays (RSA), which are included in the Rory Vein database.  An additional 344 routine assays were conducted for verification purposes on samples originally sent for screen metallics assays.

A QA-QC program was conducted by Cusac personnel, which comprised inserting Certified Reference Materials (CRM's) every tenth sample into batches of samples to be assayed.  Field blanks were included later in the program.  A total of 92 CRM's and five field blanks were used for the assays included in the database.

Core sample locations and sample results were verified in the field by the author.  Sample results were compared with observed mineralogy including sulphides and visible gold (VG).  In most cases, higher gold grades were returned where VG was noted; however, in some cases VG was not noted; therefore, the grades of the coarse and fine fraction of SMA were checked.  Most higher grade samples have elevated gold in both fractions; however, samples with higher grades where VG was not observed returned higher gold value in the fine fraction only and not in the coarse fraction, which would explain why visible gold was not observed.

11.2

East Bain Vein sampling

Most samples collected during past exploration programs are regarded as historical in nature; hence, little documentation exists regarding methods and approach.

Drill core sampling that was done during the 2002 exploration program consisted of bagging whole core samples that were taken from individual quartz veins intersected in drill holes.  A total of 36 samples was collected.

12.0

SAMPLE PREPARATION, ANALYSES, AND SECURITY

The sampling preparation, analyses and security section has been taken from published technical reports by Sketchley (2003 and 2004).

1.1

Rory Vein

Samples were shipped on an as required basis by packing in cardboard boxes wrapped in plastic packing tape then delivered to the Northern Thunderbird Air terminal in Dease Lake, B.C. for air freight shipment to Smithers, B.C. where they were transferred to an Air Canada Jazz flight to Vancouver, B.C. and then delivered by courier to the ALS Chemex facility.  There was no formal chain of custody and shipping containers initially did not utilize tamper-proof seals, although these were introduced later in the program.

ALS Chemex prepared samples for analysis, conducted SMA and RSA, and issued approved analytical certificates, which comprise electronic files and hard copy certificates stored at site.  Samples are stored at ALS Chemex facility in North Vancouver, B.C.

Sample preparation procedures comprised crushing samples to 70% passing 2 mm (10 mesh), then riffle splitting a 1 kg subsample, which was pulverized to 85% passing 75 microns (200 mesh). For RSA, a 30 gram subsample was fire assayed, and for SMA, the 1 kg pulverized subsample was dry screened to obtain the +100 micron coarse and fine fractions, the coarse fraction was fire assayed in its entirety, and two 30 gram subsamples from the fine fraction were fire assayed and averaged to obtain a mean value.  All samples were weighed during processing and a final gold value was calculated by weighted averaging of the coarse fraction and mean fine fraction gold assays.  Fire assays were conducted using industry standard procedures, which entailed mixing samples with flux, fusion to obtain a lead button, cupellation to obtain a gold bead, digestion by aqua regia, and analysis by AAS.

12.2

East Bain Vein

Samples from the 2002 exploration program were assayed at Eco-Tech Laboratories Ltd. in Kamloops, British Columbia; sample preparation and analytical methods are in Sketchley (2003).

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

13.0

data verification and validation

The data verification and validation section has been taken from published technical reports by Sketchley (2003 and 2004).

13.1

Rory Vein Data Verification and validation

13.1.1  Data Transcription

Survey data is manually entered and assay data electronically transferred into a master spreadsheet.  Survey data is also manually entered into a Gemcom Access database, whereas the assay data is converted to CSV files and then auto imported.  The master spreadsheet is backed up every day and the Access database is backed up at least once per week.

The author has verified analytical data quoted in this report from the 2004 exploration program with respect to the original analytical certificates.  Sperry Sun down hole survey camera shots were reread by Cusac personnel.  Field sample locations were checked through inspection of core archives.

13.1.2  Assay QA-QC

Assay results were obtained by Cusac in electronic format from ALS Chemex via their Internet based Geotrieve system.  Upon receipt of assay results, data was imported into the master spreadsheet and Gemcom database, with values for CRM's and FB's tabulated, plotted on QC control charts, and compared to a two standard deviation pass-fail tolerance criteria based on a Round Robin program conducted by the supplier, CDN Mineral Resource Laboratories Ltd. of Delta, B.C.  Seven CRM's were used with ID, means, and tolerance limits tabulated in Table 3.

Table 3. Certified Reference Materials - Means and Tolerance Limits
CRM ID	+3SD Limit	+2SD Limit	Mean	-2SD Limit	-3SD Limit
	g/tonne
CDN GS-4	3.77	3.66	3.45	3.24	3.14
CDN GS-6	10.74	10.49	9.99	9.49	9.24
CDN GS-7	5.84	5.61	5.15	4.69	4.46
CDN GS-9	1.96	1.89	1.75	1.61	1.54
CDN GS-5A	5.51	5.37	5.10	4.83	4.70
CDN GS-15	16.18	15.89	15.31	14.73	14.44
CDN GS-20	21.61	21.27	20.60	19.93	19.60

13.1.3   Standards and Duplicates Performance

CRM values for fine fraction SMA are illustrated in Figure 15 with comparison of final SMA and RSA illustrated in Figures 16, 17, and 18.

CRM values for SMA were examined first because these assays were used in the database, then if they failed, the CRM values for RSA were examined next, if available, because they were required as part of the validation process. Most CRM values for SMA are between the +2SD tolerance limits; a smaller number of single values are at or between +2 to +3SD and -2 to -3SD; and five are outside +3SD.

The five CRM values that are outside of the +3SD tolerance limits were examined closely along with their surrounding assays because the original samples were no longer available to be re-assayed, i.e. the SMA method uses the entire sample.  Although this is a drawback of the method, SMA is superior to RSA because of the reduced nugget effect and sampling errors, which must be taken into account if re-assaying is being considered.  Because of this assays were validated by a series of steps to determine the impact of the CRM failures and acceptability.

Table Mountain Gold Property
Cusac Gold Mines Ltd.
Screen Metallic Assays vs Routine Assays (no trim)
Screen Metallic Gold Assays (g
Routine Gold Assays (g/t)
0
50
100
150
200
250
Figure 15

Table Mountain Gold Property
Cusac Gold Mines Ltd.
Screen Metallic Assays vs Routine Assays (40 g/t trim)
Screen Metallic Gold Assays (g
Routine Gold Assays (g/t)
0
5
10
15
20
25
30
35
40
Figure 16

Table Mountain Gold Property
Cusac Gold Mines Ltd.
Screen Metallic Assays vs Routine Assays (5 g/t trim)
Screen Metallic Gold Assays (g
Routine Gold Assays (g/t)
0.0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
4.5
5.0
Figure 17

Validation steps are given as follows.

1. Presence of surrounding barren samples:

•

if the CRM for SMA failed; and

•

if the surrounding samples are barren;

➢

then the impact is irrelevant;

➢

therefore, assays can be used as is.

Comparison of SMA and RSA:

•

if the CRM for SMA failed;

•

if the CRM for RSA passed;

•

if RSA are similar to SMA; and

•

if coarse gold is not present as indicated by low coarse fraction weights and assays;

➢

then the amount of coarse gold is insignificant and RSA are essentially check duplicate assays;

➢

therefore, RSA support SMA, the impact is minor, and the SMA can be used as is.

2. Comparison of SMA and RSA:

•

if the CRM for SMA failed;

•

if the CRM for RSA failed;

•

if RSA are similar to SMA assays; and

•

if coarse gold is not present as indicated by low coarse fraction weights and

•

assays;

➢

then the amount of coarse gold is insignificant and RSA are essentially check duplicate assays that have also failed;

➢

then, the RSA cannot be used to support the SMA, although because both have failed the impact could be significant;

➢

therefore, how the assays are to be used must be examined to determine if the impact is significant and re-assaying is required, i.e. go to Point 7.

3. Comparison of SMA and RSA:

a.

if the CRM for SMA failed;

b.

if the CRM for RSA passed;

c.

if RSA are higher than the SMA; and

d.

if coarse gold is present as indicated by higher coarse fraction weights and assays;

➢

then the amount of coarse gold is significant and it is likely that there would be a high level of variation compared to the original assays when re-assaying archived samples;

➢

then, the impact will be hard to assess because of sampling errors;

➢

therefore, how the assays are to be used must be examined to determine if the impact is significant and re-assaying is required, i.e. go to Point 7.

4. Comparison of SMA and RSA:

a.

if CRM for SMA failed;

b.

if CRM for SMA failed;

c.

if RSA are higher than the SMA; and

d.

if coarse gold is present as indicated by higher coarse fraction weights and assays;

➢

then the amount of coarse gold is significant and it is likely that there would be a high level of variation compared to the original assays when re-assaying archived samples;

➢

then, the impact will be hard to assess because of sampling errors, although because both assays failed the impact could be significant ;

➢

therefore, how the assays are to be used must be examined to determine if the impact is significant and re-assaying is warranted, i.e. go to Point 7.

5. Comparison of SMA and SMA:

a.

if CRM for SMA failed;

b.

if CRM for RSA failed;

c.

if there is poor agreement between SMA and RSA; and

d.

if varying amounts of coarse gold are present as indicated by varying coarse fraction weights and assays, i.e. something has failed in the sample preparation and/or assay process;

➢

then the impact is significant;

➢

therefore, how the assays are to be used must be examined to determine if the impact is significant and re-assaying is warranted, i.e. go to Point 7.

6. Examination of how the SMA are to be used;

a.

if the assays do not carry a significant portion of the resource estimate or were not

b.

used in it, i.e. assays that are diluted substantially by adjacent lower assays and have a lower tonnage influence;

➢

then the impact will be low;

➢

therefore, assays can be used as is;

•

if the assays carry a significant portion of the resource estimate;

➢

then the impact will high;

➢

therefore, archived core samples would need to be re-assayed.

Three of the failed CRM's for SMA are below the -3SD tolerance limits (low bias) and occur within sequences of samples that are barren; hence, Criterion 1 was applied and the assays were accepted into the database as is.

Two of the failed CRM for SMA are greater than the +3SD tolerance limits (high bias) and occur within the same sequence of samples that contains a mixture of gold values.  The first of these has a CRM for RSA that passed, the surrounding assays are less than 8 g/t, and are not from the Rory Vein; hence, Criteria 1, 4, and 7 were applied and the assays were accepted into the database as is.  The second of these failures has a passed routine CRM and several high gold assays; hence, Criteria 4 and 7 were applied and the assays were accepted into the database as is because the surrounding assays are diluted substantially by adjacent barren assays, would not carry a significant portion of the resource estimate, and the impact would be minor.

13.1.4  Blank Sample Performance

Blank samples were introduced part of the way through the drilling program at the recommendation of the author following the field visit.  All blank samples returned low values indicating no incidents of contamination during sample preparation.  One sample that returned a value of 0.18 g/t suggests that there might have been a small amount of cross-contamination; however, the values immediately before it are very low.

13.1

East Bain Vein data Verification and Validation

Sketchley (2003) verified analytical data quoted in his report from the 2002 exploration program with respect to the original analytical certificates; however, actual field samples could not be verified because of the whole core sampling.

14.0

ADJACENT PROPERTIES

No information on adjacent properties is included in this report other than historical information on the chronology of exploration and mining events and general geological descriptions.

15.0

MINERAL PROCESSING AND METALLURGICAL TESTING

15.1

Metallurgical Testing

There has been no metallurgical testing of material from the East Bain or Rory Veins.  However, the Table Mountain Gold Property has a operating history and a number of different veins have been exploited.  Both the Rory and East Bain veins are located adjacent to past producing veins and the geology and mineralization are similar to the nearby veins.  Therefore, the metallurgical performance is expected to be similar to the historical experience.

15.2

Past Mill Performance

15.2.1  Recovery

Mill records from 1996 were reviewed and the results are summarized below:

Tons milled

26,864

Maximum tpd

269 for a one week period

Head grade

0.84 opt

Tailings grade

0.04 opt

Total Recovery

94.9%

Gravity recovery

39%

Flotation recovery

56%

Flotation con grade

15 to 18 opt

Flotation con quantity

2 - 3% of feed

Discussions with Cusac personnel and former mill operators support the assumption that recoveries from the various veins are similar with the exception of the Vollaug vein where the presence of carbonaceous material led to lower recoveries.  This is not a problem associated with the Rory or East Bain veins.

Over the operating history at the property (Table 4) the tailings grades have averaged 0.032 oz/ton on an annual average basis if all of the production years are included in the calculation.  If the unusually low results from 1988 and 1994 are deleted from the calculation, the average tailings grade is 0.037 oz/ton.

Table 4: Historical Mill Performance
Year	Milled	Head Grade	Mill	Recovered	Recovered Grade	Tails Grade
	Tons	oz/T Au	Recovery	oz Au
1979	31,845	0.61	95	18,500	0.58	0.029
1980	32,189	0.57	96	17,536	0.54	0.025
1981	38,245	0.37	96	13,539	0.35	0.016
1982	38,724	0.57	95	20,984	0.54	0.028
1983	69,497	0.52	94	34,099	0.49	0.029
1984	91,483	0.31	88	25,061	0.27	0.036
1985	68,835	0.31	91	19,363	0.28	0.029
1986	27,167	0.94	95	24,262	0.89	0.047
1987	95,179	0.42	92	36,847	0.39	0.033
1988	79,247	0.22	96	16,709	0.21	0.009
1994	35,258	0.45	94	15,722	0.45	0.004
1995	23,286	0.61	93	13,202	0.57	0.043
1996	26,870	0.85	95	21,729	0.81	0.041
1997	26,741	0.36	87	8,331	0.31	0.048
Totals	684,566	0.45	93	285,884		0.032

Average Tails w/o 1988 and 1994	570,061					0.037

15.2.2  Throughput

Mill operating data for short periods from 1997, 1999 and one undated August indicate similar performance to that from 1996.  There is only one 7 day period in the data reviewed when the mill through put exceeded 150 tpd.  This is the week of April 14, 1996 when 269 tpd were milled over the 7 day period.  Recovery and concentrate grades for this period are similar to periods with lower throughput.  It is assumed that the mill throughput has been limited by the mine output leading to relatively low throughput compared to the rated mill capacity

Previous plant operators have reported that the mill ran well at 12.5 wtph which would be about 288 tpd based on 4% moisture in the feed.  The application of a 97% mill availability factor gives a throughput rate of 280 tpd.  Further discussions with former site mill operators indicate the potential to increase throughput with simple changes such as changing the grinding ball size or changes to the feed conveyor belt speed.

15.3

Projected Metallurgical Performance

Based upon the past performance of the mill and the assumption that the Rory and East Bain ores will respond to treatment as previous ores the expected mill performance is shown below.

Tons milled per day

280

Head grade

0.49 opt (diluted average grade)

Tailings grade

0.035 opt (assumed mill performance)

Total Recovery

92.9% (calculated from head and tails grades)

Au recovery to Gravity

37.1% (40% of total gold recovery)

Flotation recovery

55.7% (60% of total gold recovery)

Flotation con grade

15 opt

15.4

Processing

15.4.1  Mill Flowsheet

Ore will be processed in the existing 300 ton per day capacity plant.  The existing flowsheet is show in Figure 19.  The process facilities are a single steel clad building which also houses the power house.

The plant has a crushing circuit with a coarse ore bin, 20" by 30" jaw crusher, 6' by 12' screen, 400 ton fine ore bin and 3' standard cone crusher.  Ore is typically crushed to pass a 3/8" screen.  The jaw crusher is fed directly from the coarse ore bin with no grizzly ahead of the jaw crusher to eliminate the fines fed to the crusher.  There is a grizzly at the dump for the coarse ore bin to keep oversize rocks out of the crusher circuit.

The grinding circuit consists of a 9' diameter by 10' long, 400 hp ball mill with cyclones for sizing and a jig on the cyclone underflow.  The typical grind is 65 % minus 200 mesh.  The jig concentrate is upgraded on a shaker table in a batch operation.  Previously the jig concentrate was then sent to a refinery.

From the grinding circuit the ore is pumped to a bank of 8 flotation cells.  The concentrate is filtered in a twin disk filter and dried in a rotary drum drier.  The dry concentrate is then bagged in 2 tonne bags for shipment to a smelter.   Flotation tails are pumped to the tailings impoundment.

15.4.2  Plant Restart and Modifications

The mill was visited as part of the January 2005 site visit.  The process facilities remain intact.  There will be clean up required and some repair of timbers in the coarse ore bin.  The mill liners have been removed and will need to be replaced.  Undoubtedly there will be a number of pump seals, drive belts, and pipelines to be repaired, but a previous mill operator did not note any major items which required attention.

A review of the mill flow sheet and operation is proposed using an experienced metallurgist/mill superintendent, first during the mill rehabilitation phase to assist in getting the appropriate maintenance work completed, and then for a short while at the start of operations to assist in optimizing the mill operation and increasing the throughput while attaining or surpassing the forecast tailings grade.

A small smelting furnace should be installed for the production of dore from the gravity concentrate to reduce the sampling uncertainties associated with concentrates and to reduce the offsite refining fees.  This would also make a more saleable product, as dore is readily saleable at a number of refineries.

15.5

Assay Laboratory

The assay lab and sample preparation facilities are located in a small building near but separate from the mill.  The lab is equipped for fire assaying with a gravity finish.  A new microbalance, a lab scale, and lab supplies will be required as well as clean up of the facilities.  The assay lab will need to be operational before any of the mine development encounters the ore zone.

R.O.M.
GRIZZLEY 15" WIDE OPENINGS
100 TON (LIVE LOAD) COARSE ORE BIN
APRON FEEDER
JAW CRUSHER 20" X 30"
3' STANDARD CONE CRUSHER
CRUSHER LUBE SYSTEM
VIBRATING SCREEN
400 TON (LIVE LOAD) FINE ORE BIN (METAL)
24" BELT CONVEYOR
BELT SCALE
36" BELT FEEDER DC DRIVE
MAGNET
24" BELT CONVEYOR
DUST FROM SCREEN DISCHARGE & CONE CRUSHING
TO ATMOSPHERE
DUST COLLECTOR WET TYPE
2-10" CYCLONES
HEAD TANK FOR JIG
DUPLEX JIG
O/FLOW
FRESH WATER
TO LAB
TAILING DAM WATER RECLAIM
TO PROCESS
HIGH WATER TANK
5'DIA x 10' BALL MILL SYNCHRONOUS MOTOR
TROMMEL SCREEN
TABLE FEED HOPPER
SHAKING TABLE
CONCENTRATE TO DRYING OVEN
FINAL CONCENTRATE
DOUBLE LAUNDER FOR CLEANER & RECLEANER
PUMP BOX (CYCLONE FEED)
1½" SUMP PUMP
BALL MILL OIL LUBE SYSTEM
SRL-C PUMPS
SPRAY WATER
SEAL WATER
CLARKSON FEEDER
TO ATMOSPHERE
3" SUMP PUMP
CLARKSON FEEDERS
TO FLOTATION CELLS
SEAL WATER
2 STAGE VACUUM PUMP
CLEAN WATER
DIRTY WATER
TO BALL MILL PUMP BOX
SPARE
TO FLOTATION CELLS
XANTHATE DAY TANK
O/FLOW
FLOTATION CELL BLOWER
AUTOMATIC SAMPLER
FILTER HEAD TANK
COMPRESSOR
RECEIVER
DISC FILTER
O/FLOW
SIMPLEX DIAPHRAGM PUMP
SPRAY WATER
SRL PUMP
THICKENER
FILTER FEED STOCK TANK
AGITATOR
TRANSFER PUMP
XANTHATE MIX TANK
TO PROCESS
TO TAILS
SRL-C PUMP & SPARE
TAILINGS PUMP BOX
MIXER
TO FILTER HEAD TANK THICKENER
FLOCC. FEED PUMP
FLOCC. MIX TANK
FILTRATE RECEIVER TANK & PUMP
2" x 2" SLR PUMP WITH MECHANICAL GLAND & DC DRIVE
1½" SUMP PUMP
LEGEND
S.D.T. PER HR
US GPM PULP
C.F.M. PULP
US GPM WATER
% SOLIDS
S.G. SOLIDS

REFERENCE	TRANSMITTALS	K&V DESIGN SERVICES LTD.

client: ~~ERICKSON GOLD MINING CORP.~~

project: 300 TPD

area: MILL

title: PROCESS FLOWSHEET

drawing: FL-1

Figure 19. Process Flow Sheet

15.6

Tailings Storage Facility

15.6.1  Facility Description

There are two tailings storage facilities ("TSF") at the site.  TSF1 was the original facility and is no longer in active use.  Plans exist for the closure of TSF1 but there is also the possibility that the tailings could be treated in the future for the recovery of the remaining gold.

TSF2 and TSF3 are the active sites and are adjacent to one another.  The sites are located about 500 m northeast of the mill.  A plan of the current TSF is shown in Figure 20.  TSF2 was built in two stages with the design and construction review by Knight Piesold.  Phase 1 of TSF2 was constructed in late 1993 and phase 2 done in the spring of 1996.  TSF2 contains about 112,000 tons of tailings at this time and there is some space remaining for additional tailings deposition.  Knight Piesold inspected the facility in 2002 and outlined some work to be under taken including an upgrade to the spillway that may provide additional storage space in TSF2.

The specific recommendations made by Knight Piesold were:

1)

A survey of the crest should be carried out to determine the minimum freeboard measured from the spillway sill elevation. Low spots should be raised to create a level crest.

2)

The existing pipe spillway makes very little contribution to the water  management due to its low capacity. This is not a concern as there is sufficient storage in the facility to temporarily store an extreme event.

3)

Thought should be given to removing the pipe spillway and possibly using it for the Phase 3 storage area. Consideration should be given to the construction of a spillway channel in native ground in the south abutment. The spillway should be designed for a specified flood peak flow.

4)

Upgrading the spillway for Phases 1 and 2 will provide additional storage for tailings in addition to that available in Phase 3

5)

The facility is in acceptable condition to receive tailings once the mill is recommissioned.

In the fall of 1997 TSF3 was built.  It is immediately adjacent to TSF2.  TSF3 is noted by Knight Piesold in their 2002 inspection as ready to receive tailings.  It is essentially empty.

15.6.2  Remaining Tailings Capacity

Volume estimates were completed by Cusac on TSF3 and TSF2.  The volume of TSF3 was estimated to be 21,000 m3 to the crest with a surface area of 4,400 m2 at the top.  Therefore, allowing for 1 m freeboard there is a tailings capacity of 16,600 m3.  At 1.7 tons per m3 this would provide space for 28,000 tons of tailings.

The surface of the tailings in TF2 was surveyed in 2004 employing RTK Differential GPS.  This data and existing survey data for the dam permitted the calculation of the volume between a plane 1m lower than the crest of the dam (1 m freeboard) and a plane representing the current top of the existing tailings.  The volume was estimated to be 18,600m3. This represents capacity for approximately 30,000 tons of tailings in TSF2.

The combined storage capacity remaining is then 58,000 tons, which is more than required for the current mineral reserve.

15.6.3  Items to be addressed

The MEM have notified Cusac of certain items that MEM feels need to be addressed in advance of reactivation of the tailings facilities.  The items noted by MEM are:

•

TSF#1 should not be used for tailings and the closure of TSF#1 should proceed as described in report by Knight Piesold

•

TSF#2 should not be used until the consultants' recommendations from the 2002 inspection report are satisfactorily addressed.  This includes a survey of the dam crest, filling low spots on the crest and checking the decant/spillway capacity for a 1:200 year design flood event.

•

An Operation, Maintenance and Surveillance manual is required for the facility

It is recommended that Cusac respond to MEM and prepare the necessary manual before restarting the mill.

Figure 20: Tailings Storage Facility

61 600 E
61 800 E
62 000 E
62 200 E
66 800 N
66 600 N
McDame Lake
Bunkhouse
Rec Room
Kitchen
Office
Mill
Future single point discharge for Tailings
NORTHWEST EMBANKMENT
NORTHEAST EMBANKMENT
SOUTHEAST EMBANKMENT
PHASE 3 (1997 Expansion)
Crest El. 943.7 m (approx.)
Left available for tailings storage during future operation and closed under a future closure plan
300 mm Decant Pipe (to be removed)
Existing Tailings El. 942.5 m (approx.)
Water on top of tailings
PHASE 1/2
Crest El. 943.7 m (approx.)
This area to be closed under this closure plan
Phase 1/2 Tailings Discharge Point
Existing Tailings pipeline (currently not operating)
N

NOTES

1. Layout provided by Cusac Gold Mines Ltd.
2. Contours approximate only.
3. No topo available on the tailings beach. Contours of this to be included in Final Closure Plan.

Scale 25 0 25 50 75 100 125 m

CUSAC GOLD MINES LTD.		
TABLE MOUNTAIN MINE		
PRELIMINARY CLOSURE PLAN TAILINGS FACILITY #2 EXISTING ARRANGEMENT		
PROJECT/ASSIGNMENT NO. VA101-81/2	REF. NO. 1	REV. 0
Knight Piésold CONSULTING	FIGURE 3.2	

REV. 0 ISSUED FOR PRELIMINARY CLOSURE REPORT

16.0

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Data compilation and resource estimation work were completed in-house with checking and compilation done by Sketchley (2003 and 2004).

16.1

Rory Vein Mineral Resource Estimate

Data compilation and resource estimation work were completed in-house by Mike Glover and Lesley Hunt with checking and compilation done by Sketchley, (2004).  Resource estimates were calculated using a polygonal method with a radius of influence of 15 m, although in most cases intersecting polygons have reduced the block radii to around 12 m.  Calculation checks were done on vein width and grade; block area, volume, and tonnage; and gold content.

Except for Block 04MM-04, polygonal resource blocks with mineable gold grades form a contiguous group along the lower portion of the vein adjacent to the Black Breccia Fault.  An Indicated Mineral Resource classification was assigned to these blocks because geological and grade continuity can be reasonably assumed, i.e. blocks comprise proximal gold-bearing quartz vein material of similar strike, dip, tenor, and nature.  Block 04MM-04 occurs by itself and is not contiguous with the remaining resource blocks; therefore, it was assigned an Inferred Mineral Resource classification.

The tabulated Mineral Resource Estimates with uncut assays and assays capped at 68.57 g/tonne (2 oz/ton), is tabulated in Table 5 with a longitudinal cross section of resource blocks illustrated in Figure 21.  The specific gravity used for all calculations is 2.95 tons per cubic metre, which is equal to 2.65 tonnes per cubic metre.  This is a historical value that was validated by the author using four samples from the Rory Vein, which returned a mean value of 2.67.  For reference purposes, the definitions of Inferred, Indicated, and Measured Mineral Resources are given as follows (CIM Standards on Mineral Resources and Reserves 2000).

Inferred Mineral Resource

An "Inferred Mineral Resource" is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource

An "Indicated Mineral Resource" is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and  grade continuity to be reasonably assumed.

Measured Mineral Resource

A "Measured Mineral Resource" is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable, exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Table 5. Rory Vein Mineral Resource Estimate Capped @ 68.57 g/tonne = 2 oz/ton SG = 2.65 tonnes/cubic metre or 2.95 tons/cubic metre
Block Number	Au oz/ton	Au Cap oz/ton	Width metres	Tons	No Cap oz	Capped oz
Indicated Mineral Resource
01	0.220	0.220	1.21	798	176	176
14	1.190	0.710	1.86	1,740	2,071	1,236
18	0.220	0.220	1.69	1,164	256	256
19	0.460	0.460	2.29	2,340	1,076	1,076
21	0.200	0.200	3.47	3,291	658	658
22	0.380	0.360	7.17	3,244	1,233	1,168
29	0.160	0.160	4.19	3,885	622	622
30	0.160	0.160	2.26	3,697	592	592
35	1.300	1.100	2.06	1,840	2,392	2,024
Inferred Mineral Resource

04	0.450	0.330	1.99	2,093	942	691
Imperial
Total Indicated Mineral Resource (uncapped) =				22,000 tons @ 0.413 oz/ton (9,075 oz)
Total Inferred Mineral Resource (uncapped) =				2,093 tons @ 0.450 oz/ton (942 oz)

Total Indicated Mineral Resource (capped) =				22,000 tons @ 0.355 oz/ton (7,807 oz)
Total Inferred Mineral Resource (capped) =				2,093 tons @ 0.330 oz/ton (691 oz)

Metric
Total Indicated Mineral Resource (uncapped) =				19,958 tonnes @ 14.16 g/tonne
Total Inferred Mineral Resource (uncapped) =				1,899 tonnes @ 15.43 g/tonne

Total Indicated Mineral Resource (capped) =				19,958 tonnes @ 12.17 g/tonne
Total Inferred Mineral Resource (capped) =				1,899 tonnes @ 11.31 g/tonne

0.0 E
50.0m
50.0m
TONNAGE: 3,942
THICKNESS: 1.58
AU: 0.016
HOLE-ID: 04MM-08
TONNAGE: 7,588
THICKNESS: 2.68
AU: 0.065
HOLE-ID: 04MM-23
TONNAGE: 5,545
THICKNESS: 2.37
AU: 0.038
HOLE-ID: 04MM-02
TONNAGE: 2,909
THICKNESS: 4.66
AU: 0.033
HOLE-ID: 04MM-05
TONNAGE: 2,093
THICKNESS: 1.99
AU: 0.449
HOLE-ID: 04MM-04
TONNAGE: 13,819
THICKNESS: 8.00
AU: 0.022
HOLE-ID: 04MM-26
TONNAGE: 2,317
THICKNESS: 2.13
AU: 0.018
HOLE-ID: 04MM-25
TONNAGE: 630
THICKNESS: 0.68
AU: 0.002
HOLE-ID: 04MM-31
TONNAGE: 3,479
THICKNESS: 1.61
AU: 0.024
HOLE-ID: 04MM-15
TONNAGE: 1,164
THICKNESS: 1.69
AU: 0.224
HOLE-ID: 04MM-18
0.0
0.0
TONNAGE: 3,499
THICKNESS: 5.10
AU: 0.026
HOLE-ID: 04MM-24
TONNAGE: 27
THICKNESS: 1.35
AU: 0.003
HOLE-ID: 04MM-06
TONNAGE: 1,498
THICKNESS: 1.66
AU: 0.046
HOLE-ID: 04MM-20
TONNAGE: 3,244
THICKNESS: 7.17
AU: 0.379
HOLE-ID: 04MM-22
TONNAGE: 1,840
THICKNESS: 2.06
AU: 1.298
HOLE-ID: 04MM-33
TONNAGE: 1,633
THICKNESS: 1.06
AU: 0.005
HOLE-ID: 04MM-28
TONNAGE: 3,291
THICKNESS: 3.47
AU: 0.203
HOLE-ID: 04MM-21
TONNAGE: 798
THICKNESS: 1.21
AU: 0.215
HOLE-ID: 04MM-01
TONNAGE: 867
THICKNESS: 1.39
AU: 0.026
HOLE-ID: 04MM-17
TONNAGE: 1,740
THICKNESS: 1.86
AU: 1.193
HOLE-ID: 04MM-14
TONNAGE: 2,340
THICKNESS: 2.29
AU: 0.463
HOLE-ID: 04MM-19
TONNAGE: 3,885
THICKNESS: 4.19
AU: 0.155
HOLE-ID: 04MM-29
TONNAGE: 3,697
THICKNESS: 2.26
AU: 0.159
HOLE-ID: 04MM-30
-50.0m
-50.0m
0.0 E

Figure 21. Rory Vein – Longitudinal section with mineral resources blocks (looking west).

16.2

Rory Vein Mineral Reserve

16.2.1  Cut off grade

A cut off grade analysis for the Rory and East Bain veins was compiled using the assumptions in the economic models.  The analysis is shown below in Table 6.

Table 6: Cut Off Grade Estimate
	Cost per ton
	Rory Vein	Rory Vein Incremental	East Bain Vein
Mining costs	86.6	20.0	57.2
Ore haul	2.3	2.3	4.6
Mill	19.0	19.0	19.0
Overheads	46.6	29.0	46.6
Total cost per ton	154.5	61.3	135.4
Gold price ($CDN/oz)	535	535	535
Gold recovery	92.4%	82.5%	93%
CUT OFF GRADE (oz/ton)	0.31	0.14	0.27

Based on this cut off grade analysis there were several blocks in the Rory mineral resource that did not meet the total cost cut off grade.  An incremental cost estimate was prepared as a review of the layout and longitudinal section indicates that these blocks will be mined for efficient extraction of the reserve.  Furthermore, the development necessary to extract this material will be in place for the higher grade blocks.

All of the East Bain mineral resource blocks are above the cut off grade

16.2.2  Mineral Reserve Estimates

The mineral reserve estimates are based on shrinkage stoping methods.  Stope layouts were developed from the longitudinal sections and development layouts were generated with access from existing workings.  From the indicated mineral resources the probable mineral reserve estimate was compiled by reviewing the individual drill hole intercepts and selecting the highest contiguous grade portions.  The 2 oz/ton capping was used for the mineral reserve estimate.  A minimum mining width of 1.5 m was used and 10% mining dilution at zero grade was added to calculate the mineral reserve.  The thickness of the mineral reserve blocks varies compared to the mineral resource blocks but the polygonal area from the resource estimate was used in the mineral reserve estimate.  The mining plans are consistent with selective small scale mining

For reference the definition of a mineral reserve and probable mineral reserve are included below:

"A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified."

16.2.3  Rory Vein Mineral Reserves

There are several individual blocks within the Rory mineral reserve that are below the overall cutoff grade included in the stope plan and in the mineral reserve.  Block 04MM-01 was included as it connects two areas which will be mined.  Block 04MM-18 was included partially for access to other blocks but also because the drill hole does have two samples in excess of 0.45 oz/t.  Blocks 04MM-29 and 04MM-30 were included in the stope outline as the drill holes contain samples over 0.45 oz/ton and provide a reasonable starting point for the stope undercut.

The blocks that do not exceed the overall cut off grade do exceed the incremental cut off grade based on them carrying their mining, ore haulage, processing and the maintenance portion of the overhead costs.  Therefore, these blocks have been incorporated into the probable mineral reserve.

The mineral reserve is shown in Table 7.  All of the mineral reserves are probable mineral reserves.  No inferred resources were included in the estimation of the mineral reserves.  The probable mineral reserve at the Rory Vein is 16,000 tons grading 0.46 oz/ton and containing 7,360 ounces of gold.  For the mineral reserve statement the tons and grade were multiplied to generate the contained ounces in the mineral reserve.

Table 7. Rory Vein Mineral Reserve Estimate
Block Number	Au Cap oz/ton	Width metres (before 10% dilution)	Tons	Capped Oz
Probable Mineral Reserve
04MM-18	0.224	1.50	1136	254
04MM-01	0.154	1.50	1089	168
04MM-33	1.000	2.06	2024	2024
04MM-19	0.418	2.29	2574	1076
04MM-14	0.745	1.59	1636	1220
04MM-29	0.239	1.50	1530	366
04MM-30	0.182	1.70	3059	556
04MM-22	0.836	2.73	1359	1136
04MM-21	0.364	1.76	1836	668

Total	0.46		16,243	7,468
Rounded	0.46		16,000	7,360
Imperial
Total Probable Mineral Reserve (capped) =			16,000 tons @ 0.46 oz/ton (7,360 oz)
Contained ounces based on tons times grade

Metric
Total Probable Mineral Reserve (capped) =			14,500 tonnes at 15.7 g/t (236.6 kg)

Assumptions: 1.5 m minimum width plus 10% dilution 2 oz/ton cap, $CDN 535 per oz gold price, Cut off grade of 0.31 oz/ton, 2.95 tons per cubic meter small scale shrinkage stoping

16.3

East Bain Vein Mineral Resource

Data compilation and resource estimation work were completed in-house with checking and compilation done by Sketchley (2003).

16.3.1  Historical Background

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

16.3.2  Mineral Resource Estimate

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

The resource estimate was calculated using a polygonal method, which has been historically used for narrow gold-bearing high-grade quartz vein systems on the Table Mountain Gold Property.  Two estimates were completed, one with uncut assays and one with assays cut to 2 oz/ton, which is a historical cutting factor  The updated resource estimate comprises Blocks 02BG-02, 02BG-03, 02BG-04, and 02BG-06, based on new drill-hole data, and Blocks 90-340, 90-357, 90-359, 0.264/0.2, 91-371, and 90-373, based on historical drill-hole data (Figures 22 and 23).  Except for Block 02BG-02, these resource blocks form a contiguous group that are ordered from west to east as follows: 02BG-04, 91-373, 90.357, 02BG-06, 91-371, 0.264/0.2, 02BG-03, 90-340, and 90-359.  Block 02BG-02 at the western end of the vein is a small fault-bounded wedge based on a single drill hole.  The final tabulation excluded Block 0.264/0.2, which is based on a historical drill hole, because it was considered sub-ore grade.  The specific gravity used for all calculations is 2.95 tons per cubic metre, which is equal to 2.67 tonnes per cubic metre, a historical value.

The author reviewed the updated estimate, which was classified as a "Drill Indicated Resource" by Fitzpatrick and Glover (2003), and is of the opinion that it must be re-classified to conform to the CIM Standards on Mineral Resources and Reserves (2000).  Block 02BG-02 is reclassified as inferred because geological and grade continuity cannot be assumed, i.e. it is not contiguous with the rest of the resource blocks, and it is based on a single drill hole whose assays cannot be validated.  The remaining blocks remain in same confidence category; however, the nomenclature has been changed to an Indicated Mineral Resource to conform to the CIM Standards on Mineral Resources and Reserves (2000).  The Indicated classification is retained because geological and grade continuity can be reasonably assumed, i.e. the blocks are contiguous and each is based on proximal gold-bearing quartz veins of similar strike, dip, and nature, and historical assay data have been validated by new assay data of similar tenor in adjacent blocks and supported by multiple documented occurrences of visible gold.  The re-

classified Mineral Resource Estimate is given in Table 8.  Block 02BG-06 was excluded from the tabulation because it is sub-ore grade, i.e. 0.06 oz/ton, which maintains consistency with the original updated estimate where a sub-ore grade block was excluded.

For reference purposes, the definitions of Inferred Mineral Resources and Indicated Mineral Resources are given as follows (CIM Standards on Mineral Resources and Reserves 2000).

Inferred Mineral Resource

An "Inferred Mineral Resource" is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource

An "Indicated Mineral Resource" is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Figure 22.  East and West Bain Vein Longitudinal Section.

Figure 23. East Bain Vein Mineral Resource and Reserve Blocks (with uncut gold grades and length of intersection).

Table 8. East Bain Vein Resource Calculation Summary
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

1.4

East Bain Vein Mineral Reserve

The East Bain ore reserves were generated in the same fashion as for the Rory Vein and using cut off grades as described in Section 16.2.1.  The cut off grade estimated for the East Bain vein was 0.27 oz/ton based on a gold price of $CDN 535 per ounce.

The mineral reserve estimates are based on shrinkage stoping methods.  Stope layouts were developed from the longitudinal sections and development layouts were generated with access from existing workings.  All of the individual drill hole intercepts were above the cut off grade and were included in the mineral reserve estimate in their entirety.  The 2 oz/ton capping was used for the mineral reserve estimate.  A minimum mining width of 1.5 m was used and 10% mining dilution at zero grade was added to calculate the mineral reserve.  The thickness of the mineral reserve blocks varies compared to the mineral resource blocks but the polygonal area from the resource estimate was used in the mineral reserve estimate.  The mining plans are consistent with selective small scale mining practice.

The inferred mineral resources were excluded from consideration in the mineral reserve estimate.

The probable mineral reserve is shown in Table 9.  The probable mineral reserve at the East Bain vein is 28,000 tons at 0.50 oz/ton and containing 14,000 ounces of gold.

Table 9. East Bain Vein Mineral Reserve Estimate
Block Number	Reserve Category	Au Capped oz/ton	True Width (m)	Tons	Capped Ounces

02BG-03	Probable	0.345	2.59	4698	1623
02BG-04	Probable	0.302	1.50	7997	2417
90-340	Probable	0.652	1.50	2434	1588
90-357	Probable	0.600	1.67	3230	1938
90-359	Probable	0.705	1.50	1689	1191
91-371	Probable	0.373	1.97	5568	2075
91-373	Probable	1.309	1.50	2356	3085
Total		0.498		27,972	13,917
Rounded	Probable	0.50		28,000	14,000
Imperial
Total Probable Mineral Reserve (capped) = Contained ounces based on tons times grade				28,000 tons @ 0.50 oz/ton (14,000 oz)

Metric
Total Probable Mineral Reserve (capped)				25,500 tonnes @ 17.1 g/t (450.1 kg)

Assumptions: 1.5 m minimum width plus 10% dilution, 2 oz/ton cap, $CDN 535 per oz gold price, Cut off grade of 0.27 oz/ton, 2.95 tons per cubic meter, small scale shrinkage stoping.

17.0

ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

17.1

Production Plans

The information covered in this section is taken from a Preliminary Feasibility Study completed on the Rory and East Bain veins.

17.2

Mining Operations

17.2.1

Rory Vein Mining

The Rory Vein will be mined by shrinkage stoping using mechanized equipment for mucking and rail haulage to move the ore from the stope to the portal.  The vein will be mined as a single stope.  The bottom of the stope will be accessed from the 14 level though the development of a trackless access ramp and a tracked haulage cross cut.  A raise will be driven to a cross cut on the 21 level to provide access for services, an escape way and ventilation.

A conventional slusher drift undercut will be driven at the base of the ore along with a parallel ore extraction drift.  A series of close spaced drawpoints will be developed from the ore extraction drift to the undercut.

Stoping will be done using stopers and drilling 8 foot vertical holes.  Each shift will include drilling, mucking of the swell and blasting.  Ore will be drawn from the drawpoints to provide space for the blasting.

A plan showing an overview of the Rory Vein development is included in Figure 24 and a more detailed view of the Rory Vein development is shown in Figure 25.

Ore will be hauled from the drawpoints to the ore pass by LHD.  The ore will then be loaded into an ore train and hauled to surface.  At surface the ore will be loaded into a surface haul truck for transport to the mill.  When drilling is complete the stope will be mucked out as quickly as possible

Mine waste will be removed by rail cars and placed in a rock dump near the 14 portal.

Electrical power will be provided either via the existing power line or by a small generator that would be located at the portal.

Ventilation will be provided by mechanical ventilation fans and ducting to intake air at the 14 portal and exhausting the air through the stope and up the access raise to the 21 level.

While the stope is being blasted the only ore available will be the swell from the blasting and the planned production rate from mucking the swell is 100 to 200 tpd.  Then when all the ore is blasted the planned production rate for broken ore will be about 600 tpd.  Ore will be stockpiled before mill startup so that continuous mill production can be maintained.

The development to the stope is forecast to take 2 weeks for drift rehabilitation and 2 months of development.  Stope production then continues for a further 6 weeks. The inferred block of mineral resources has not been included in the production estimate.  However this area will be explored in the course of mining to determine if there is additional ore that can be recovered.

14 Level Portal
21 Level Portal
Rory Vein and
Proposed Workings
0m
100m
200m
61400.0X
61600.0X
61800.0X
Cusac Gold Mines Ltd.
Rory Project
Mine Development Schematic
Existing 14 Level Development
Existing 21 Level Development
Proposed Rory Development
Resource Panels

Figure 24 Rory Vein Plan Overview

14 Level
22m Manway and Orepass
21 Level
64800.0Y
108m 3x3 Crosscut (14L)
Rory Vein and Proposed Workings
64750.0Y
0m
50m
60m 3x3 Crosscut (21L)
39m 2.4x2.4 Drift (21L)
162m 2.8x3.6 Incline
64700.0Y
160m 2.1x1.5 Sub Drift
61750.0X
61800.0X
61850.0X
Cusac Gold Mines Ltd.
Rory Project
Mine Development Schematic
Existing 14 Level Development
Existing 21 Level Development
Proposed Rory Development
Resource Panels

Figure 25 Rory Vein Plan Detailed

17.2.2

East Bain Mining

The East Bain Vein will be mined by shrinkage stoping using mechanized equipment for development, mucking and haulage of ore from the stope to the portal.  The vein will be mined from 2 stopes.  The bottom of the stopes will be accessed from the bottom of a decline driven from existing workings.  A raise will be driven to surface to provide an escape way and ventilation.  A plan of the mining development is shown in Figures 26 and 27.

A conventional slusher drift undercut will be driven at the base of the ore along with a parallel ore extraction drift.  The undercut will be driven at a +10% grade to follow the base of the ore as interpreted from the drilling.  A series of close spaced drawpoints will be developed from the ore extraction drift.

Stoping will be done using stopers and drilling 8' vertical holes.  Each shift will include drilling, mucking of the swell and blasting.  Ore will be drawn from the drawpoints to provide space for the blasting.  The ore will be loaded in to trucks and hauled up the decline to surface.

The existing decline will be rehabilitated and slashed as necessary to permit use of 13-ton haulage trucks.  The sill drift will be driven with a slusher to minimize dilution.  A raise to surface will be driven to provide ventilation and a second access.  Ore will be hauled from the drawpoints to a truck loading location by LHD.  The ore will then be hauled to surface by truck and dumped in a stockpile at the portal.  At surface the ore will be loaded into a surface haul truck for transport to the mill.

Mine waste will be removed by LHD and haul truck and placed in a rock dump near the East Bain portal.

Electrical power will be provided either via the existing power line or by a small generator which would be located at the portal.

Ventilation will be provided by mechanical ventilation fans and ducting to intake air down the decline to the stope.

While the stope is being blasted the only ore available will be the swell from the blasting.  This is forecast to provide up to 270 tpd.  When all the ore is broken the planned production rate from mucking the swell is about 650 tpd.  The rehabilitation is forecast to take 2 weeks and the stope development is forecast to take 3 ½ months.  Ore production will then continue for 2 months.

The inferred block of mineral resources was not included in the production estimate.  However this area will be explored in the course of mining to determine if there is additional ore that can be recovered from that area.

17.2.3

Dilution

A minimum width of 1.5 m has been used for the stoping.  At the undercut level the minimum width will be attained by developing the undercut as a slusher drift.

In addition to the minimum width a mining dilution of 10% at zero grade is included in the calculations.  This 10% dilution accounts for variations in the vein thickness and orientation to which the mining can not exactly respond.  Close regular grade control will be utilized to ensure that the best grades are attained.  Drilling limits for the sides will be marked by a geologist.  The on site assay lab will provide assay data to aid in the stope grade control.

17.2.4  Manpower

The planned mining and processing project will be carried with a small versatile crew and minimal management and administration personnel.  This is the appropriate approach based upon the short duration of the project.

Mine manpower requirements have been developed based on the estimated productivity for development and production activities plus estimates for service, maintenance and supervisory personnel.

The mill manpower requirements are based on the minimum needs for a small plant.  An overhead category has been utilized to include the administration and surface maintenance personnel.  The manpower requirements are outlined in Table 10.

Table 10: Manpower Summary
Area	Day 1 to 42	Day 43 to 70	Day 71 to 180	Day 181 to 228
Administration	5	5	5	2
Services & Maintenance	8	7	7	6
Camp	4	4	4	2
Mine	21	22	12	-
Mill	-	-	2	7

Total	38	38	30	17

N
65m Exploration Decline: 3.7m X 2.7m @ -15%
East 1
164m Sill Drift: 2.5m X 2.5m @ +10.7%
East 3
East 2
169m Incline: 4.3m X 3m @ +10.7%
390m Decline: 4.3m X 3m @ -15%
144m Ventilation Raise: 1.8m X 1.5m @ +50 deg.
0
50m
100m
Bain Portal
Cusac Gold Mines Ltd.
East Bain Project
Mine Development Schematic
Existing West Bain Workings
Proposed East Bain Workings
Resource Panels

Figure 26: East Bain Vein Plan Overview

Drawpoints 3.0m X 2.5m 10.0m O/C
164m Sill Drift: 2.5m X 2.5m @ +10.7%
Timbered Manway
Timbered Manway
Timbered Manway
East 1
East 2
East 3
169m Incline: 4.3m X 3m @ +10.7%
65m Exploration Decline: 3.7m X 2.7m @ -15%
Truck Turnaround
Sump: 6m X 3m X 3m @ -20%
Slash Back for Truck Loading
144m Ventilation Raise: 1.8m X 1.5m @ +50 deg.
Remuck: 8m X 3m X 3m
Sump: 6m X 3m X 3m @ -20%
390m Decline: 4.3m X 3m @ -15%
0
50m
100m
Cusac Gold Mines Ltd.
East Bain Project
Mine Development Schematic
Proposed East Bain Workings
Resource Panels

Figure 27: East Bain Vein Plan Detailed

17.3

Recoverability

The metal recovery and mineral processing are covered in Section 15 of this report.  There has been no metallurgical testing of material from the East Bain or Rory Veins.  However, in both cases the veins are located near past producing veins and the geology and mineralization are similar to the nearby veins.  Therefore, the metallurgical performance is expected to be similar to the historical experience.

17.3.1  Projected Metallurgical Performance

Based upon the past performance of the mill and the assumption that the Rory and East Bain ores will respond to treatment as previous ores the expected mill performance is shown below.

Tons milled per day

Head grade

0.49 opt (diluted average grade)

Tailings grade

0.035 opt (assumed mill performance)

Total Recovery

92.9% (calculated from head and tails grades)

Au recovery to Gravity

37.1% (40% of total gold recovery)

Flotation recovery

55.7% (60% of total gold recovery)

Flotation con grade

15 opt

Ore will be processed in the existing 300 ton per day capacity plant as described in Section 15.

17.4

Markets

The project will produce gold bearing concentrates and dore bars.  The gold will be sold into the world market.  There are a number of smelters that can process the high grade gold flotation concentrates and there are a number of refineries that can process the dore.  Cusac has previously demonstrated the ability to market flotation concentrates from the property.

17.5

Contracts

The project will market a high grade gold flotation concentrate and gold dore bars.  In April 2004 Cusac entered into an agreement with Marubeni Corporation ("Marubeni") for the treatment and refining of gold flotation concentrates.  The agreement was to cover shipments up to January 2005 but as there was no production in that time frame there were no deliveries under the agreement.  However, the contract terms have been used as representative of the terms that Cusac could negotiate for the treatment of concentrates.

The contract covered shipments in lots of 200 dmt/month delivered in 2 mt polybags to a warehouse in Vancouver.  Metal prices are based on the Metals Week prices for silver and gold over a 2 month quotation period beginning one month before delivery at the Japanese port.

Silver payment is 90% of contained silver less 50g/dmt.  Gold payment is scaled based on the gold content of the concentrate.  For the expected grades in excess of 400 g/dmt (11.7 opt) the payment is 96.5% of the contained gold.  If gold grades are lower and are between 300 and 400 g/dmt the payment is 96% of the contained gold.

The treatment charge is $US 375.50 per dmt in Vancouver and the refining charges are $US 0.5 per payable ounce of silver and $US6.5 per payable ounce of gold.

If arsenic and antimony content is greater than 0.1% there is a penalty of $US3/dmt for each 0.1% in excess of 0.1%.

The former contract included provisions for sampling, representation, dispute resolution insurance and payment for loss.

An 85% provisional payment will be made within 5 days of Marubeni having seller's moisture content, the warehouse weight and a Marubeni provisional assay certificate.  Final payment is made when final assays, weight, moisture content and metal prices are known after delivery to the smelter. It is assumed that concentrates will sit in Vancouver for 4 to 6 weeks so that with a 2 week shipping period and a month after arrival for metal pricing the final payment would be at least 12 weeks after delivery to Vancouver.

The flotation concentrate will be trucked to Vancouver in truck load lots.  The estimated cost for concentrate shipping is $CDN 100 per ton.

It will be necessary for Cusac to renegotiate a contract for the sale of concentrates.  This is not considered to be a significant problem for a relatively clean gold bearing concentrate.

The dore from the jig concentrate will be tabled on site and then smelted to produce 1000 ounce dore bars.  These bars are easy to sample and ship by air freight to any one of a number of smelters in Canada or around the world.  The usual terms are payment of 99.5% of the contained gold and refining charges of $US 5.00 per ounce of gold.  Payment is generally made within a week of arrival at the refinery.  Cusac has not entered into any contracts for the sale of dore but no significant problems are expected in getting a contract for the purchase of the dore bars.

17.6

Environmental Considerations

Mining is regulated by the Ministry of Energy and Mines ("MEM") which approves work programs and reclamation plans for mining projects.  The mining permits expand over time as the initial permit is issued and then amended as subsequent mining plans are proposed and approved.  The permit is also amended as the closure and reclamation plans are submitted and approved by MEM.  Waste management is regulated by the Ministry of Water Land and Air Protection ("MWLAP").

There are three key permits for the project.  The MEM Permit M-127 permits the mining and processing and the MWLAP PA-13757 Air Emissions and PE-13756 Waste Management permits relate to waste discharges from the processes.  All three permits are in place.

17.6.1 Permit M-127

All mining work is undertaken under Reclamation Permit M-127.  Reclamation Permit M-127 was issued to Cusac on October 27, 1993. It is the primary permit currently issued for the operation. It was subsequently amended in November of 1993, June of 1994, October of 1994, December of 1994, May of 1995 and November of 1998 to reflect changes in the operation.

The most recent mining permit document is a draft copy of the M-127 permit dated October 2004 and entitled "Permit M-127 Approving Closure Plan and Increased Security'.   This permit is in response to the closure plan submitted by Cusac in late 2003.  The permit outlines the closure work to be done and a reclamation security provision of $1.622 million to be provided by Cusac.  This is $1.51 million greater than the current reclamation security in place and under the draft permit Cusac will be required to increase the security held by the Province by $150,000 per year payable on December 31 of each year from 2005 to 2014 less a deduction for reclamation completed in that year.

Considering that the mining and processing of ore from the East Bain and Rory veins will not result in any significant additional surface disturbance, they will be developed from existing workings and there is an existing mine permit the only requirement should be a submission of the mining plans and a notice to the District Inspector of Mines.  The notice should include detailed mine plans, with a Professional Engineer's stamp, to facilitate the process.  It is possible that MEM may require a Permit Amendment Application.

17.6.2 Air Emissions and Waste Management Permits

Permit PA-13757 is an air emissions permit which was last revised May 29, 2001.  The permit authorizes the emissions from 2 diesel generators, a 600 kW camp generator and a 74 kW standby generator and from the ore crusher.  The permit sets a limit for airborne dust in the mill area and requires the operation of the wet scrubber for the crushing plant.  Changes to the approved works require the approval of MWLAP.

Permit PE-25436 is an effluent emissions permit which was last revised June 29, 1995.  The permit authorizes the effluent discharge from the tailings storage facility.  The permit requires the maintenance of 1 m of free board and specifies weekly sampling for conductivity of the effluent when discharging to the tailings facility.  If the conductivity exceeds 600 µS/cm then a grab sample must be collected and analyzed for pH and an ICP metals scan.

In the event that there is direct discharge from the facility there are requirements for weekly analysis including pH, ICP metal scan, TSS and flow and a monthly toxicity analysis.

The permit requires the above monitoring but sets the following limits "effluent shall be equal or better than typical flotation plant effluent where neither mercury nor cyanide are employed in the mill process".

Both permits are active and operations can be recommenced under the permits.

17.6.3  Metal Mine Effluent Regulations (MMER)

The MMER were amended as posted in the Canada Gazette Part 1 dated 28 July 2001 and in Part II of the Canada Gazette on June 19, 2002.  The regulations were registered on June 2, 2002.  The amended MMER applies to all mines in Canada and will apply to the operation when it reopens.  The MMER have a number of monitoring and reporting requirements wherein Cusac will be obliged to report to the Federal Government through the Director, Environmental Protection, Pacific and Yukon Region.  With the planned reopening of the mine Cusac will be required to notify the Director as outlined in the regulations.

Deposition to the tailings facility is permitted but monitoring requirements may be increased if the discharge to the tailings facility is considered the "final point of discharge".  The monitoring includes weekly analysis for metals, TSS and pH and monthly acute toxicity testing.

There is also a requirement for an environmental effects monitoring program (EEM).  With the reopening of the mine Cusac will be required to complete an initial EEM study and there are additional studies required over a multi year period.  The EEM will require the services of a consulting firm.

A detailed review of the new MMER will be necessary to determine the requirements for the operation.  However, on the assumption that a baseline EEM will need to be designed and completed a $150,000 cost allowance has been included in the operating costs.

17.6.4  ARD/ Metal Leaching

There has been acid rock drainage/ metal leaching (ARD/ML) test work on rocks from the Cusac property (Norecol, 1990).  Norecol concluded that ‘there is negligible potential for generation of acidity from the underground workings, tailings impoundment or waste rock at the Erickson Mine after it has been reclaimed, no additional testing is recommended and no particular measures to deal with long term acid generation are needed as part of reclamation."

There has been no water quality monitoring over the past few years to confirm the conclusions made by Norecol regarding ARD/ML.

17.6.5  Closure and Reclamation

Cusac prepared and submitted a closure plan to MEM in March 2003.  As noted above MEM is in the process of incorporating that closure plan into the M-127 permit.

The closure plan outlines the work to be undertaken.  In general the work includes the clean up of all surplus material, removal of structures, closure of openings and revegetation of the disturbed areas.  Closure plans for the Tailings facilities have been prepared for Cusac by the consulting firm Knight Piesold.

There is a significant discrepancy between the Cusac closure cost estimate and the MEM closure cost estimate.  MEM's estimate is higher by an order of magnitude and MEM have used their estimate is determining the security requirements for the amended permit.  Based on recent discussions, Cusac and MEM decided jointly that Cusac prepare a budget for reclamation activities proposed to be carried out over a five year period for review by MEM for inclusion in the M-127 permit.

17.6.6  Other Environmental Issues

Together with the permit issues noted in Section 15.7.4 related to the tailings storage facility there are several other items to be addressed.

The MEM Geotechnical Engineer has concerns related to the remediation plan, design and work related to the Bear trench and regular road maintenance or the status of cross ditches on roads not in regular use.

Through the most recent period of care and maintenance it appears that Cusac was at times tardy in the preparation and reporting of inspections and in addressing the items raised in those inspections.

The author noted a storage building with numerous containers of unknown but assumed to be hazardous materials that will need to be disposed of in a proper manner.

The author noted many electrical transformers.  There has not been a detailed sampling survey and so there may be PCB filled or PCB contaminated units in use or in storage on the property.  Sampling in 2003 did not indicate that there were PCB's present but testing of transformers which are to be disposed of or sold should be carried out before any action is taken with the transformers.

Sewage disposal for the planned camp will require the installation of a suitable septic field as there is not an existing septic field.

17.7

Taxes

There are two taxes under the Mineral Tax Act.  The Net Revenue Tax is 13% of net revenue and can be reduced to zero tax payable through the application of the cumulative tax credit account.  With the accumulated capital expenditures on the Table Mountain property the net revenue tax should be reduced to zero.

The Net Currents Proceeds Tax is 2% of the net current proceeds.  In the calculation of the net current proceeds tax payable it can be reduced by 25% as an earned depletion tax credit.  Therefore, a net currents proceeds tax of 1.5% of the net current proceeds has been included in the analysis.

Income taxes for Cusac are assumed to be zero based upon the accumulation of expenses over the past years when the mine has not been operated.

17.8

Capital and Operating Cost estimates

With the existing facilities and mine development there is not a large capital requirement for the project.  The capital required will provide the necessary replacement equipment to complete the work.

Due to the short project life the labour for the rehabilitation of services and the mill along with all of the mine development costs have been treated as operating costs as they will be written off within a single annual period.   The start up capital cost estimate is shown in Table 11.

Table11: Capital Summary
Camp	$250,000

Mining Equipment	$333,500

Mill & Assay Lab	$46,800

Surface Facilities	$134,700

$765,000

Capital cost estimates are based on a mixture of quotations for some equipment, listed prices for other equipment and estimates to complete repairs in other areas.  Capital cost estimates were compiled by Cusac and by other engineers and were reviewed by the author.  Based on the short duration of the project there is no provision for sustaining capital.

Operating cost estimates have been generated by Cusac and other engineers and reviewed by the author.  They are based on a mixture of quotations, historical information and the experience of the author and other experienced mine management personnel who have worked on the cost estimates.

The total operating cost for the project is $6.3 million or $ 142.8 per ton (including the 15% contingency).  The operating costs are summarized in Table 12.

Table 12: Operating Cost Summary
$ 000's
East Bain Mining	1,603
Rory Mining	1,205

Processing	870

Overhead	1,785

Total	5,463

contingency 15%	818

grand total	6,281

tons milled	44,000

cost per ton	142.8

17.9

Economic analysis

The project schedule and the economic model were developed by Ed. Craft and Mike Glover, and were reviewed and checked by the author.

There is an 8 week period before the mine rehabilitation begins in order to get the necessary camp and other equipment so that the project work can begin.

The project has a total duration of 228 days from the first maintenance and repair work through to the completion of mining and processing.  The work could be started at any time but a spring or summer startup would be less troublesome whereas a winter startup would incur additional costs for heating and for generally dealing with less than ideal conditions.

The production of gold commences in about week 10 and is completed by week 32.  There will be 11,892 ounces of gold produced in 708 dry tons of flotation concentrate and 7,928 ounces of gold produced as dore bars.

The project cash flow is summarized below in Table 13.  The undiscounted project cash flow is $CDN 2.5 at a gold price of $CDN 535 per ounce.  The internal rate of return is 129% and the net present value at an annual interest rate of 15% is $CDN 2.1 million.

The total production cost per ounce is $US 292 (assuming that all capital is depreciated and that is applied to the production) and the total cash cost per ounce is $US 256.

Table 13: Cash Flow Summary
Mining Costs	$2,807,486
Processing Costs	$870,000
General Operating Costs	$1,784,639
Capital Costs	$765,000
Total Costs	$6,227,125
Plus Contingency @ 15%	$7,161,194

Total revenue	$9,751,148

BC net proceeds tax	$52,046

Net Cash Flow	$2,537,908

A sensitivity analysis was compiled to determine the project sensitivity to changes in gold price, grade, operating cost and capital cost.  For each of these variables a range of values from 70% to 130% of the base estimate was considered.  The results are summarized in Figure 28.  The project is most sensitive to changes in the gold price and grade.  It is slightly less sensitive to changes in the operating costs and it is the least sensitive to changes in the capital costs.

 Figure 28: Sensitivity Analysis

17.10

Payback

The project has a payback period of approximately 9 months from the start of capital expenditures.

17.11

Mine Life

The mine life is approximately 10 months from the start of work until the completion of processing but revenue continues to flow for a further 2 months.

18.0

INTERPRETATION AND CONCLUSIONS

Based on the mineral resource estimates by Sketchley (2003 and 2004) and mining plans prepared by E. Craft, P.Eng and M. Glover of Cusac as reviewed and modified with the author and utilizing development from existing workings and shrinkage stoping mineral reserves have been estimated for the Rory and East Bain veins.  The mineral reserve estimates are based upon a gold price of $CDN 535 per ounce, a minimum mining width of 1.5 m and an additional 10% dilution.  Ore would be processed in the 300 tpd facility at the site with a planned production rate of 280 tons per day.

The Rory Vein contains a Probable Mineral Reserve of 16,000 tons grading 0.46 ounces gold per ton and containing 7,360 ounces of gold.  (14,500 tonnes @ 15.7 grams gold per tonne and containing 236.6 kg of gold).  This is based on a gold price of $CDN 535 per ounce, a cut off grade of 0.31 oz/ton, 1.5 m minimum width,10% additional dilution and mining by small scale shrinkage stoping.  In the Rory vein the estimated mineral reserve is based on the selective mining of the higher grade portions of the mineral resource intervals.

The East Bain Vein contains an Indicated Mineral Reserve of 28,000 tons grading 0.50 ounces gold per ton and containing 14,000 ounces of gold (25,500 tonnes grading 17.1 grams gold per tonne and containing 450.1 kg of gold).  This is based on a gold price of $CDN 535 per ounce, a cut off grade of 0.27 oz/ton, 1.5 m minimum width,10% additional dilution and mining by small scale shrinkage stoping.

The reserves can be exploited under existing permits though submission of mine plans and a notice to the District Inspector of Mines will be required.  There is some environmental work required at the tailings area and at a previous open pit and a tailings facility operating procedure is required.  Reopening of the mine may also trigger environmental monitoring requirements under the Metal Mine Effluent Regulations

The mining project has a 2 month preproduction period and a 7 month mining and processing period.  It will be necessary to negotiate a new marketing contract or a renewal of the previous contract for the sale of flotation concentrates.

The capital costs are estimated to be $765,000 and the operating costs are estimated to be $5.5 million.  At a gold price of $CDN 535 per ounce and with an additional 15% contingency on the capital and operating costs, the project will generate a cash flow of $CDN 2.5 million and has an annualized internal rate of return of 129%.  The total production cost per ounce is $US 292 (assuming that all capital is depreciated and that is applied to the production) and the total cash cost per ounce is $US 256.

The production plans are consistent with the usual practices for small high grade mining operations in remote locations.  The property has a history of high grade production and the mineral reserve estimates are consistent with previous production from other veins at the property.  The development of the mineral reserves will provide opportunities to examine inferred mineral resource blocks.

19.0

RECOMMENDATIONS

Cusac should carry out the planned negotiations with the MEM to complete the amendment to the M-127 permit to incorporate the site reclamation plan.  Further Cusac should review and embark upon the work outlined by its consultants with respect to the tailings facility and respond to the MEM regarding their concerns related to the tailings facility and reclamation of old workings.

In advance of a production decision Cusac should negotiate a new contract for the sale of the flotation concentrates.

If Cusac reopens the operation it should consider and undertake the reclamation activities possible while maintaining the site for future production

20.0

references

Bain, J., Yip, G., Ball, M., (1991): Bain Vein Ore Reserve Calculation - Quadrilateral Method. Unpublished Company Report for Total Energold Corporation, unknown pages.

Ball, M., 1985.  Structural Geology Associated with Gold-Bearing Quartz Veins in the McDame Gold Mining Camp, Liard Mining Division, Cassiar District, British Columbia: Unpublished Company Report for Erickson Gold Mining Corporation, 22 pages.

Ball, M. 1989.  Erickson Gold: Geology and Model of Ore Formation; Unpublished Company Report for Total Energold Corporation, 75 pages.

Ball, M., (1994) :1994 Exploration Plan for the Table Mountain Gold Property. Unpublished Company Report for Cusac Industries Ltd., unknown pages.

Barlee, N.L., 1980.  The Guide to Gold Panning in British Columbia; Canada West Publications, 192 pages.

Beaton, A.J., 2003.  Cost Analysis of Development for East Bain Vein.  Unpublished Company Report for Cusac Gold Mines Ltd., 3 pages.

Bergen, R.D., February 2005.  Preliminary Feasibility Study on the Rory and East Bain Veins of Cusac Gold Mines Ltd., Table Mountain Gold Property, B.C. Canada

Brett, Dan, 2004, Thoughts on Cusac's Mill, unpublished company memo from October 2004

Broughton, D., and Masson, M., 1996.  Report on 1995 Exploration Program on the Taurus Project, B.C., NTS 104P/5; Unpublished Company Report for Cyprus Canada Inc., 57 pages and appendices.

Canada Gazette, 2002, Metal Mine Effluent Regulations

Canadian Securities Administrators, 2001.  National Instrument 43-101 Standards of Disclosure for Mineral Projects.  Summary Brochure

Canadian Securities Administrators, 2001. National Instrument 43-101 Standards of Disclosure for Mineral Projects.  Policy Document.

Canadian Securities Administrators, 2001.  Companion Policy 43-101CP.  Policy Document.

Canadian Securities Administrators, 2001.  Technical Report Form 43-101F1.  Policy Document.

CIM Standing Committee on Reserve Definition, 2000.  CIM Standards on Mineral Resources and Reserves - Definitions and Guidelines.

Concentrate Sales Agreement between Cusac Gold Mines Ltd and Marubeni Corporation, April 2004, Unpublished Company document

Craft, E.W., 2005.  Rory Vein Mining Plan, Unpublished documents prepared for Cusac Gold Mines Ltd.

Cusac Gold Mines Ltd., 1996 Annual Report

Cusac Gold Mines Ltd.,  Mill Reports 1996 and 1997, unpublished internal documents

Cusac Gold Mines Ltd.,  An Exploring Producer, company brochure

Diakow, L.J. and Panteleyev, A., 1981.  Cassiar Gold Deposits, McDame Map-area (104P/4,5); in Geological Fieldwork 1980, British Columbia Ministry of Energy, Mines and Petroleum Resources, Paper 1981-1, pp 55-62.

Downie, I., 1997.  A Review of the Table Mountain Gold Property and Recommendations for Exploration; Unpublished Company Report for Cusac Gold Mines Ltd., Iain Downie Geoconsult, 20 pages and appendices.

Dussel, E., 1986.  Listwanites and their Relationship to Gold Mineralization at Erickson Mine, British Columbia, Canada; Unpublished M.Sc. thesis, Western Washington University, 90 pages.

Ey, F., 1986.  Structural Analysis of the Cusac Decline, Erickson Gold Mine, Cassiar, B.C.; Unpublished Company Report for Erickson Gold Mining Corporation, Minatco Ltd., 11 pages and appendices.

Ey, F., 1987.  Structural Control of the Vollaug Gold Bearing Quartz Vein, Total Erickson, Erickson Gold Mine, Cassiar, B.C.; Unpublished Company Report for Erickson Gold

Mining Corporation, Minatco Ltd., 9 pages and appendices.

Fitzpatrick, K.P., and Glover, M.J., 2003.  Table Mountain Gold Property, East Bain Vein Mining Plan, Nu-Tara and Cordoba Mining Claims, Liard Mining Division. Unpublished Company Report for Cusac Gold Mines Ltd.,  42 pages.

Fjetland, G. 1982.  A Microscopy Investigation of the Gold and Sulphides from the Erickson Mine, Cassiar, B.C.; Unpublished Company Report for Erickson Gold Mining Corporation.

Gabrielse, H., 1963.  McDame Map-Area, Cassiar District, British Columbia; Geological Survey of Canada, Memoir 319, 138 pages.

Gordey, S.P., Gabrielse, H. and Orchard, M.J., 1982.  Stratigraphy and Structure of the Sylvester Allochthon, Southwest McDame Map Area, Northern British Columbia; in Current Research, Part B, Geological Survey of Canada, Paper 82-1B, pp 101-106.

Glover, M., 1998.  Table Mountain Gold Property, 1998. Project Review and Exploration Proposal.  Unpublished Company Report for Cusac Gold Mines Ltd., 33 pages.

Glover, M.J., 2002a. Table Mountain Gold Property, Diamond Drilling Report, East Bain Vein, 2002 Field Season. Unpublished Company Report for Cusac Gold Mines Ltd., 29 pages and appendices.

Glover, M.J., 2002b.  United States Securities & Exchange Commission, Form 20-F.  Annual Report Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the Fiscal year Ended December 31, 2002, Commission File Number 0-13548, Cusac Gold Mines Ltd.

Glover, M.J., 2003. Table Mountain Gold Property, East Bain Vein Mining Project Summary, Nu-Tara and Cordoba Claims. Unpublished Company Report for Cusac Gold Mines Ltd.,  pages and appendices.

Glover, M.J., 2004. Table Mountain Gold Property, Diamond Drilling Report, Don and High Claims, 2003 Field Season. Unpublished Company Report for Cusac Gold Mines Ltd., 33 pages and appendices.

Glover, M.J., and Brett, D., 2003. Table Mountain Gold Property, Mine Closure Plan, Reclamation Permit M-127, Liard Mining Division.  Unpublished Company Report for Cusac Gold Mines Ltd., 38 pages and appendices.

Glover, M.J. & Brett, D., 2004.  Table Mountain Gold Property Annual Reclamation Report for 2003 Reclamation Permit M-127, Unpublished Company Report

Glover & Fitzpatrick, 2003, East Bain Vein Mining Plan, Unpublished Company Report

Grant, D.R., 1981.  A Study of the Sulphide Mineralogy and Geology of the McDame Gold Camp, Cassiar, British Columbia, Unpublished B.A.Sc. thesis, The University of British Columbia, 78 pages.

Griffin, B., 2003.  Tailings Storage Facility, Preliminary Closure Plan.  Unpublished Company Report for Cusac Gold Mines Ltd., 17 pages.  Knight Piésold Consulting.

Gunning, M.H., 1988.  Cornucopia (Taurus Mine), Gold Distribution in the Taurus Mine Quartz Veins; British Columbia Ministry of Energy, Mines and Petroleum Resources, Exploration in British Columbia 1987, pp B95-B105.

Harms, T.A., 1986.  Structural and Tectonic Analysis of the Sylvester Allochthon, Northern British Columbia: Implications for Paleogeography and Accretion, Unpublished Ph.D. Thesis, The University of Arizona.

Harms, T., 1989.  Geology of the Northeast Needlepoint Mountain and Erickson Mine Areas, Northern British Columbia; in Geological Fieldwork 1989, British Columbia Ministry of Energy, Mines and Petroleum Resources, Paper 1990-1, pp 339-345.

Harms, T., Ball, M., Fischer, P. and Nelson, J. 1989.  Geology of the Needlepoint Mountain Map Area; British Columbia Ministry of Energy, Mines and Petroleum Resources, Open File 1989-19, 1:25,000 map.

Holland, S.S., 1950.  Placer Gold Production of British Columbia, British Columbia Ministry of Energy, Mines and Petroleum Resources, Bulletin 28 (reprinted in 1980), 89 pages.

Hooper, D., 1984.  A Study of the Gold-quartz Veins at Erickson Gold Camp, Cassiar, North-Central British Columbia; Unpublished B.Sc. thesis, The University of British Columbia, 96 pages.

Hunt, L.C., 2003.  Reclamation Report for 1998 – 2002 on the Table Mountain Gold Property.  Unpublished Company Report for Cusac Gold Mines Ltd., 21 pages.

Knight Piesold, 2002, Tailings Storage Facility, 2002 Site Inspection and Annual Report, Ref No. VA101-81/1-1.  Unpublished report prepared for Cusac Gold Mines.

Mandy, J.T., 1935.  McDame Creek Area, Dease River; British Columbia Minister of Mines Annual Report, 1935, pp. B12-B22.

Mandy, J.T., 1937.  McDame Creek Area; British Columbia Minister of Mines Annual Report, 1937, pp. B24-B37.

Ministry of Energy & Mines, October 2004, Draft Permit M-127 Approving Closure Plan and

Increasing Reclamation Security

Ministry of Energy & Mines, Mineral Titles Online Viewer re owner 105981 (Cusac Gold Mines Ltd.)

Ministry of Environment Land and Parks (now Ministry of Water Land and Air Protection), June 1995, Effluent Emissions Permit PE 13756

Ministry of Environment Land and Parks (now Ministry of Water Land and Air Protection), May 2001, Air Emissions Permit PE 13757

Nelson, J.L, 1990.  Evidence for a Cryptic Intrusion Beneath the Erickson-Taurus Gold-Quartz Vein system, Near Cassiar, B.C. (104P/4,5); in Geological Fieldwork 1989, British Columbia Ministry of Energy, Mines and Petroleum Resources, Paper 1990-1, pp 229-233.

Nelson, J.L. and Bradford, J.A., 1989.  Geology and Mineral Deposits of the Cassiar and McDame Map Areas, British Columbia (NTS 104P/3,5) in Geological Fieldwork 1988, British Columbia Ministry of Energy, Mines and Petroleum Resources, Paper 1989-1, pp 323-328.

Nelson, J.L. and Bradford, J.A., 1993.  Geology of the Midway-Cassiar Area, Northern British Columbia (104O, 104P) Ministry of Energy, Mines and Petroleum Resources, Bulletin 83, 94 pages.

Norecol, 1990.  Results of Acid Generation Testing

Panteleyev, A, and Diakow, L.J., 1982.  Cassiar Gold Deposits, McDame Map-area; in Geological Fieldwork 1981, British Columbia Ministry of Energy, Mines and Petroleum Resources, Paper 1982-1, pp 156-161.

Panteleyev, A., Broughton, D., and Lefebure, D., 1997.  The Taurus Project, A Bulk Tonnage Gold Prospect near Cassiar, British Columbia, NTS 104P/5; in Geological Fieldwork 1996, British Columbia Ministry of Employment and Investment, Energy and Minerals Division, Geological Survey Branch, Paper 1997-1

Personal Communications with Colin Craft, former mill operator, January 2005

Read, P.B. and Psutka, J.F., 1983.  Surface Geology, Taurus Mine, Cassiar B.C.; Unpublished Company Report for Trenaman, Spencer and Associates Limited, Geotex Consultants Limited, 31 pages and appendices.

Sketchley, D.A., 1986.  The Nature of Carbonate Alteration in Basalt at Erickson Gold Mine, Cassiar, North-central British Columbia; unpublished M.Sc. thesis, The University of British Columbia, 272 pages.

Sketchley, D.A., Sinclair, A.J., and Godwin, C.I., 1986.  Early Cretaceous Gold-Silver Mineralization in the Sylvester Allochthon, near Cassiar, North Central British Columbia;  Canadian Journal of Earth Sciences, Vol. 23, No. 9, pp 1455-1458.

Sketchley, D.A. and Sinclair, A.J., 1989.  Carbonate Alteration in Basalt at Total Erickson Gold Mine, Cassiar, Northern British Columbia; Economic Geology, Vol. 86, No. 3, pp. 570-587.

Sketchley, D.A., 1998.  Geological Evaluation of the Cassiar Gold Camp, British Columbia.  Unpublished Company Technical Report for Cusac Gold Mines Ltd., 34 pages.

Sketchley, D.A., 2001.  Geological Evaluation of the Cassiar Gold Camp, British Columbia.  Unpublished Company Summary Technical Report for Cusac Gold Mines Ltd., 10 pages.

Sketchley, D.A., 2003.  Table Mountain Gold Property, Liard Mining District, British Columbia.  Unpublished Company Technical Report for Cusac Gold Mines Ltd., 125 pages including appendices.

Sketchley, D.A., 2003.  Technical Report on Table Mountain Gold Property Liard Mining District British Columbia, Canada

Sketchley, D.A., 2004,  Technical Report on Rory Vein, Table Mountain Gold Property Liard Mining District British Columbia, Canada

Trenaman, R.T., 1997.  Report on the 1996 Exploration Program - Taurus Project, Cassiar, British Columbia; Unpublished Company Report for International Taurus Resources Inc., 31 pages and appendices.

Westervelt, R. D.,(1993). A Summary Review Report on the Table Mountain Gold Property, Cassiar, British Columbia. Unpublished Company Report for Cusac Industries Ltd., 31 pages and appendices.

21.0

STATEMENTS OF QUALIFICATIONS

I, Raymond Dennis Bergen, certify the following:

1.

I am an independent consulting engineer with office on Lasqueti Island, B.C., Canada V0R 2J0.

2.

I earned a Diploma of Mining Technology in 1972 at the British Columbia institute of Technology and a Bachelor of Applied Science in Mineral Engineering in 1979 at The University of British Columbia.

3.

I am a Professional Engineer registered with The Association of Professional Engineers and Geoscientists of the Province of British Columbia, No. 16064.

4.

I have practiced my profession for 33 years and I am experienced in open pit and underground mine operation, engineering and management, feasibility and development studies, mineral reserve estimation and mineral project evaluation.

5.

I am a Qualified Person, as outlined in National Instrument 43-101 of the Canadian Securities Administrators, and I have read National Instrument 43-101 and its companion policies.

6.

This technical report dated March 23rd, 2005 and titled "Technical Report on the Rory and East Bain Veins, Table Mountain Gold Property, British Columbia, Canada", was prepared for Cusac Gold Mines Ltd. and is based on an evaluation of data conducted by me.  The quality of information and conclusions contained in it are consistent with the general requirements for a preliminary feasibility study and based upon: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth within it.  I am not aware of any material fact or item that could change or affect the conclusions contained in this study.

7.

My most recent visit to the property took place from January 12 to 14, 2005.

8.

Other than my capacity as an independent consulting engineer to Cusac Gold Mines Ltd., I have not received and do not expect to receive a direct or indirect interest in the properties described in this report, nor in Cusac Gold Mines Ltd.

9.

Permission is given to Cusac Gold Mines Ltd. to use this report in its complete form.  Permission must be obtained before publication of any portion of this report.

Dated the 23rd day of March, 2005 and submitted in electronic format only.

__________________________________

Raymond Dennis Bergen, B.A.Sc., P.Eng.

STATEMENT OF QUALIFICATIONS

I, Dale A. Sketchley, certify the following:

10.

I am an independent consulting geologist, employed by Acuity Management Ltd., with office at 15068 Spenser Court, Surrey, B.C., Canada V3S 5Z8.

11.

I earned a Bachelor of Science in Geology-Geophysics in 1975 and a Master of Science in Geology in 1986, at The University of British Columbia.

12.

I am a Professional Geoscientist registered with The Association of Professional Engineers and Geoscientists of the Province of British Columbia, No. 23913.

13.

I am registered as a Fellow of the Geological Association of Canada and a member of the Canadian Institute of Mining, Metallurgy and Petroleum.

14.

I have practised my profession for 30 years and I am experienced in open pit and underground feasibility and development studies, resource/reserve estimation, ore reserve reconciliation audits, mine site and regional exploration, which includes extensive work in sampling, QA-QC, and data analysis.

15.

I am a Qualified Person, as outlined in National Instrument 43-101 of the Canadian Securities Administrators, and I have read National Instrument 43-101 and its companion policies.

16.

The Technical Report dated March 23, 2005, and titled "Rory and East Bain Veins - Table Mountain Gold Property", was prepared for Cusac Gold Mines Ltd. by Dennis Bergen, P.Eng.  The geological and resource estimation portions of this report were obtained directly from my original and previously filed reports, titled "Table Mountain Gold Property", dated July 31st, 2004 and "Rory Vein - Table Mountain Gold Property", dated November 14th, 2004.  The original reports on the East Bain and Rory Veins are based on an evaluation of data conducted by me.

17.

The quality of information and conclusions contained in the report titled "Rory and East Bain Veins - Table Mountain Gold Property" are consistent with the level of work involved in my services and based upon: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth within it.  I am not aware of any material fact or item that could change or affect the conclusions contained in this memorandum.

18.

The original report on the East Bain Vein is based on a visit to the property for that purpose from July 14 to 16, 2003 and the original report on the Rory Vein is based on a visit to the property for that purpose from June 25 to 28, 2004.

19.

Other than my capacity as an independent consulting geologist to Cusac Gold Mines Ltd., I have not received and do not expect to receive a direct or indirect interest in the properties described in this report, nor in Cusac Gold Mines Ltd.

20.

Permission is given to Cusac Gold Mines Ltd. to use this report in its complete form.  Permission must be obtained before publication of any portion of this report.

Dated the 23rd day of March, 2005 and submitted in electronic format only

____________________________________

Dale A. Sketchley, M.Sc., P.Geo. (Signed)