Form 20-F/A
period 2004-12-31
CUSAC GOLD MINES LTD
filed 2006-06-30
CIK 768374

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F: AMENDMENT #1

[   ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-13548

CUSAC GOLD MINES LTD.
(Exact name of Registrant as specified in its Charter)

CUSAC GOLD MINES LTD.
(Translation of Company's Name into English)

Province of British Columbia, CANADA
(Jurisdiction of incorporation or organization)

911 - 470 Granville Street, Vancouver, British Columbia, Canada V6C 1V5
Telephone: (604) 682-2421
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act
COMMON SHARES, NO PAR VALUE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
NONE
(Title of Class)

Indicate the number of outstanding shares of each of the Company's classes of capital or Common Stock as of the close of the period covered by this registration statement: 43,331,712 common shares.

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES    [X]         NO   [   ]

Indicate by check mark which financial statement Item the Company has elected to follow:

Item 17 [X]       Item 18   [   ]

GLOSSARY

Term	Definition
Act	Securities and Exchange Act of 1934
Amended Permit	Amended mining permit no. M-127 issued by the Ministry on June 13, 2005.
American Bonanza	American Bonanza Gold Corp., the resulting merged company between Taurus and the old American Bonanza Gold Corp.
APBO	Accounting Principles Board Opinion
Bain Mine	The underground openings and access to the Bain Vein for personnel, equipment, waste and ore movement.
BCA	Business Corporations Act (British Columbia)
BCCA	Company Act (British Columbia)
Canadian Act	Income Tax Act (Canada)
Canadian GAAP	Canadian Generally Accepted Accounting Principles
Cassiar Gold Camp	All gold occurrences in the Cassiar mountain range in the vicinity of the former town of Cassiar, Table Mountain and Jade City.
CICA	Canadian Institute of Chartered Accountants
Code	Internal Revenue Code of 1986, as amended
CRA	Canada Revenue Agency
Cusac	Cusac Gold Mines Ltd.
Cyprus	Cyprus Canada Inc., subsidiary of Cyprus Amax Minerals
Demand	Demand Gold Ltd., formerly Demand Technologies, Inc.
EFCZ	Erickson Fault Creek Zone
EIC	Emerging Issues Committee
Employment Agreement	Agreement dated January 1, 1988 made between Cusac and Guildford H. Brett, as amended
Energold	Energold Minerals, Inc.
Erickson	Erickson Mining Corporation
FASB	Financial Accounting Standards Board
Gold Certificate

A certificate evidencing the right of the holder of a Series A Convertible Preference Share in the capital of the Company, subject to the Articles of the Company, to receive from the Company upon presentation 0.0625% of one troy ounce of 0.995 fine gold.

ICA	Investment Canada Act
Investor	A person who acquires one or more common shares of the Company
IRS	Internal Revenue Service
LTIP	Long-term incentive plan
Main Mine	The underground openings and access to the a number of Veins located on the north slope of a Table Mountain that were worked on during primarily the 1980s.

Term	Definition
MHG	Michelle High Grade Vein
Mineral Reserve

Economically mineable part of a Measured or Indicated Resource demonstrated by at least a comprehensive study of the viability of a mineral property that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing has been determined.

Mineral Resource

Concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

Ministry	BC Ministry of Energy and Mines
NSR

Net Smelter Royalties, a set percentage of metal, such as gold, that is processed from any mining that may occur on a claim. A 5% NSR would be considered very high and 0.5% NSR very low. Most NSR range between 1-3%.

OTCBB	Over-The-Counter Bulletin Board
Placer	Gold and or other minerals found in and extractable from alluvial materials such as steam beds, gravels, sands, or other media found above bedrock.
Plan	Cusac's stock option plan
Plaza	Plaza Mining Corporation
Prefeasibility Study	Preliminary feasibility study related to the East Bain Vein and the Rory Vein.
PCPs	Pre-Existing Company Provisions
Property	The Table Mountain gold property located in the Cassiar Mining District of the Liard Mining Division in Northern British Columbia.
Registrar	Registrar of Companies (British Columbia)
Spot Price

On any Spot Price Determination Date, the London, England afternoon fixing price on such date, expressed in United States dollars, on the London gold bullion market as specified on Telerate page 405 for one troy ounce of 0.995 fine gold or if, in the opinion of the Company's bankers, such afternoon fixing price cannot be determined, an amount determined by the Company's bankers as the arithmetic mean of bid prices (expressed in United States dollars) for one troy ounce of 0.995 fine gold at or about 4:00 p.m. (London time) quoted to it by five institutions involved in the buying and selling of gold (disregarding the highest and lowest of such bid prices), or otherwise as determined by the Company's bankers using such other method as they may consider to have become customary or other otherwise to be appropriate for determining the price of gold in London, or if the price of gold in London cannot be determined, in the City of New York.

Spot Price Determination Date	Each of March 31, June 30, September 30 and December 31, as the case may be, in each year.
SFAS	Statement of Financial Accounting Standard

Term	Definition
Table Mountain Gold Mine

The totality of all the veins that have supplied ore to the Company's mill over the years that are located on claims that make up the Property. In the past, different companies operated some of the veins making up the present day Table Mountain Gold Mine as separate operations. Now that all of these claims are compiled into the Company's sole ownership, all the ore sources comprise one single mine. The Taurus II project, however, is not considered to be part of the Table Mountain Gold Mine, as that area has not historically provided ore to the mill and is not expected to as it is a potential open pit style gold mine.

Taurus	International Taurus Resources Ltd.
Taurus Mining Venture Agreement	Agreement made on or about January 1995 between Cusac, and Cyprus regarding a portion of the Table Mountain Gold Property
Taurus Project	Group of claims approximately 15 square miles consisting of mineralized zones that straddle the boundary of claims held by Taurus; situated to the north of the Property
Transfer Agent	Pacific Corporate Trust Company
Treaty	Canada-United States Income Tax Convention (1980)
US GAAP	United Stated Generally Accepted Accounting Principles
VIEs	Variable interest entities

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these statements by forward-looking words such an "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "should," "will," and "would" or similar words. Forward-looking statements are not guarantees of future performance and involve substantial risks and uncertainties. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other forward-looking information. We believe that it is important to communicate our future expectations to our shareholders. However, there may be events in the future that we are not able to predict accurately or control. Therefore, these statements should not be regarded as a representation by us that any of our objectives or plans will be achieved or that any of our operating expectations will be realized. Our revenues and results of operations are difficult to forecast and could differ materially from those projected in the forward-looking statements contained in this Annual Report.

The factors listed below in the section captioned "Risk Factors," as well as any cautionary language in this Annual Report, provide examples of risks, uncertainties, and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should be aware that the occurrence of the events described in these risk factors and elsewhere in this Annual Report could have a material adverse effect on our business, results of operations and financial position. The risk factors should not be considered to be complete; we undertake no obligation to release publicly the results of any future revisions we may make to forward-looking statements to reflect events after the date hereof, or to reflect the occurrence of unanticipated events.

__________________________________

Unless otherwise indicated, all references to "Cusac", the "Company", "we", "us", and "our" refer to Cusac Gold Mines Ltd. and its subsidiaries. All dollar amounts set forth in this Annual Report are in Canadian dollars, except where otherwise indicated.

PART I

ITEM 1. DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

- Not Applicable -

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

- Not Applicable -

ITEM 3. KEY INFORMATION

3.A.1. Selected Financial Data

The financial data found herein for the years ended December 31, 2004 to 2000 and elsewhere in this Annual Report are taken from our financial statements, which have been prepared according to Canadian Generally Accepted Accounting Principles ("Canadian GAAP") and have been examined by BDO Dunwoody LLP, independent chartered accountants.

You should read the attached Consolidated Financial Statements and refer to "Item 5: Operating and Financial Review and Prospects".

Below and in Note 13 to our Consolidated Financial Statements provides descriptions of the principal differences between Canadian GAAP and United States Generally Accepted Accounting Principles ("US GAAP") as they relate to us and reconciliation of US GAAP to our Consolidated Financial Statements.

Unless otherwise indicated, all financial data presented below is in Canadian dollars.

Table No. 3
Selected Financial Data in accordance with Canadian GAAP
for Five Years Ended December 31, 2004
	Year Ended
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

  As further discussed below and in the audited financial statements hereto, the Company's 2004 and 2003 results reflect the expensing of stock options in accordance with generally accepted accounting principles in Canada promulgated during 2002.

  As further discussed below and in the audited financial statement hereto, the Company's 2000 through 2003 have been retroactively restated in accordance with Canadian GAAP relating to asset retirement obligations.

3.A.2. Differences Between Canadian and United States Generally Accepted Accounting Principles

As discussed in the Summary of Significant Accounting Policies to our consolidated financial statements, these consolidated financial statements are prepared in accordance with Canadian GAAP. Differences in Canadian GAAP and US GAAP as they pertain to these financial statements are summarized as follows:

Accounting for Unrealized Losses on Long-term Investments

Canadian GAAP require long term investments to be recorded at cost and written down to reflect permanent impairments in value. Writedowns are recorded in the Statement of Operations. US GAAP would require the Company's long-term investments (available-for-sale securities) to be recorded at fair value in accordance with Statement of Financial Accounting Standard ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Unrealized gains and losses are recorded as other comprehensive income which is a separate component of shareholders' equity, except for declines in fair value that are determined to be other than temporary. These declines in value are charged to the Statement of Operations. The gross unrealized losses of $33,053 as described in Note 2 to our consolidated financial statements are, in management's opinion, temporary.

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

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), "Share-Based Payment." SFAS No. 123(R) requires the Company to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. In addition, SFAS No. 123(R) requires additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. For public entities that do not file as a small business issuer, SFAS No. 123(R) is effective for the first interim or annual reporting period beginning after June 15, 2005.

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

Prior to January 1, 2004, under US GAAP, the Company applied Accounting Principles Board Opinion ("APBO") No. 25, "Accounting for Stock Issued to Employees", and related Interpretation No. 44 in accounting for all stock options granted to employees and directors for director services. Under APB No. 25, compensation expense is only recognized for stock options granted with exercise prices below the market price of the underlying common shares on the date of grant. Stock options that have been modified to reduce the exercise price are accounted for as variable.

SFAS No. 123, "Accounting for Stock-Based Compensation", requires the Company to record compensation to "non-employees" using the fair value based method prescribed therein similar to accounting principles in effect in Canadian GAAP for the years ended December 31, 2003 and 2002.

Other Stock Based Compensation

Under Canadian GAAP, no value was assigned to the warrants granted to agents in connection with the private placement of 2,669,231 (2003 - 3,430,000) units which were issued in December 2004 and 2003 as described in Note 7 to our consolidated financial statements. Under US GAAP, the 226,923 (2003 - 514,500) agent warrants were valued on the closing date of the private placement using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003
Risk-free rate	3.06%	2.59%
Dividend yield	Nil%	Nil%
Volatility factor of the expected market price of the Company's common shares	89%	92%
Weighted average expected life of the options (months)	12	18

The value of the warrants was approximately $11,126 (2003 - $80,835) which was charged against share capital as share issuance costs. The net effect on the Company's shareholder's equity is $Nil (2003 -$Nil).

The agent warrants issued during the year ended December 31, 2004 once issued provide the agent with a unit which consists of one common share and warrants as outlined in Note 7 to our consolidated financial statements. The value of the additional warrants is not determinable and thus not measured until they are issued at which time the value will be charged against share capital as share issuance costs, such that the net effect will be $Nil on the Company's shareholder's equity.

Flow-through Shares

Under Canadian income tax regulations, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issuance of flow-through shares using the deferral method in accordance with Emerging Issues Committee ("EIC") No. 146 under Canadian GAAP. At the time of issue, the funds received are recorded as share capital and upon renunciation to the shareholders, the Company reduces share capital and records a temporary future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where the Company has sufficient available tax loss carryforwards or other deductible temporary differences available to offset the renounced tax deduction, the realization of the deductible temporary differences is credited to income in the period of renunciation. As at December 31, 2004, the Company renounced $720,000 in expenses and recorded, under Canadian GAAP, an income tax recovery of $256,464.

For US GAAP, the proceeds of the sale of flow-through shares should be allocated between the offering of shares and the sale of tax benefits. The allocation is calculated based on the difference between the quoted market value of the Company's shares and the proceeds received and a liability is recognized for this difference. The liability is reversed upon renunciation and a deferred tax liability is recognized. The difference between the liability recognized at the time of issuance and the deferred tax liability will be included as income tax expenses. As the flow-through units were sold for proceeds equal to the quoted market value of the Company's common shares, no liability was recognized for the all periods presented.

Also under US GAAP, as the flow-through units, which consisted of one flow-through share and one warrant, were issued to the Company's President and certain directors, compensation expense of $50,199 based on the fair value of the warrants and the renounced tax benefit should be recognized in the Statement of Operations. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: risk free rate - 2.51%; dividend yield - Nil%; expected volatility of 96%; and weighted average expected life of 1 year.

For the purposes of accounting under Canadian GAAP, the Company has presented activities for both restricted and unrestricted cash in the Consolidated Statement of Cash Flows as follows: The Company reflects the proceeds received from flow-through shares net of issuance costs as a cash inflow from financing activities. As the related flow-through proceeds are restricted for Canadian exploration activities, these proceeds are then reflected as a cash outflow and an increase in restricted cash under investing activities, even in periods that such cash is not expended. When eligible exploration expenses are incurred, they are reflected as a cash inflow and a decrease in restricted cash under investing activities. These cash inflows under the investing activities, which correspond to the decreases in restricted cash, effectively offset the actual cash outflows of the exploration expenses reported in the same period on a separate line under operating activities.

Asset Retirement Obligation

The Company adopted Canadian Institute of Chartered Accountants ("CICA") 3110, "Asset Retirement Obligations" under Canadian GAAP effective January 1, 2004. For US GAAP, the Company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations" as at January 1, 2003. At that time, the Company estimated that the costs of the reclamation of the Table Mountain Mine site would be covered by the bonds held by the Company for such purposes. As a result, no asset retirement liability was accrued as at December 31, 2003. During 2004, the Company received additional information regarding the required reclamation, decommission and clean-up activities and increased their estimated costs by approximately $500,000. This change in estimate resulted in the recognition of additional asset retirement obligations and a corresponding capitalization to the resource property as at December 31, 2004 under US GAAP of $342,288, being the discounted present value of the approximated reclamation costs. At the end of the year, the Company evaluated the future recoverability of its resource property and wrote down the carrying amount of the resource property by the full amount of the additional asset retirement obligations of $342,288.

US GAAP requires the Company to present comprehensive income (loss) in accordance with SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income (loss), its components and accumulated balances. Comprehensive income comprises net income (loss) and all charges to shareholders' equity except those resulting from investments by owners and distributions to owners.

The impact of the above on the financial statements is as follows:

	2004	2003	2002
		(Restated)	(Restated)
Net loss per Canadian GAAP	$(1,692,229)	$(1,465,121)	$(1,192,847)
Adjustments related to:
Stock based compensation	-	8,025	15,343
Loss on settlement of debt	-	-	(17,288)
Flow through shares	(256,464)	-	-
Compensation expense on warrants and renouncement of tax benefit	(50,199)	-	-
Asset retirement obligation	(342,288)	-	-
Accretion expense	14,740	14,105	13,498

Net loss per US GAAP	(2,326,440)	(1,442,991)	(1,181,294)
Unrealized gains (losses) on investments	30,960	14,414	(64,267)

Comprehensive loss per United States GAAP	$(2,295,480)	$(1,428,577)	$(1,245,561)
Loss per share per US GAAP Basic and diluted	$(0.06)	$(0.04)	$(0.04)

Shareholders' equity per Canadian GAAP	$2,070,627	$3,121,004	$2,007,810
Adjustment related to:
Asset retirement obligation	-	327,548	313,443
Accumulated comprehensive loss - unrealized loss on investments	(33,053)	(64,013)	(78,427)

Shareholders' equity per US GAAP	$2,037,574	$3,384,539	$2,242,826

There were no differences between the cash provided by and used in operating, financing and investing activities under Canadian and U.S. GAAP.

3.A.3. Currency and Exchange Rates

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

	Year Ended December 31,
	2004	2003	2002	2001	2000
High	$0.8537	$0.7867	$0.6583	$0.6669	$0.6894
Low	$0.7141	$0.7061	$0.6231	$0.6279	$0.6521
Average	$0.7683	$0.7136	$0.6369	$0.6460	$0.6725
Period End	$0.8300	$0.7738	$0.6329	$0.6279	$0.6669

3.B. Capitalization and Indebtedness

- Not Applicable -

3.C. Reasons for the Offer and Use of Proceeds

- Not Applicable -

3.D. Risk Factors

Risk of Non Compliance with Government Regulations. To the best of our knowledge, the Company has obtained all necessary governmental permit approvals for development of its properties. If additional approvals are necessary for any development in the future, the Company intends to provide all the necessary information to regulatory authorities and adjust its development plans to enable it to obtain any requisite approvals. In the event the Company is not able to obtain the necessary approvals, the Company's development plans and operations could be negatively impacted. The Company currently believes its operations throughout comply with all governmental regulations, and it intends to comply with all governmental regulations as it continues to explore, develop and, if possible, exploit its properties.

Financial Uncertainty. The Company's objective is to delineate economic bodies of gold mineralization on its properties. The decision to go into full scale production and undertake additional exploration and development programs and feasibility studies will involve consideration and evaluation of several significant factors including, but not limited to: costs of bringing proven reserves into production, including additional exploration and development work, preparation of production feasibility studies; availability and costs of financing; ongoing costs of production; market prices for the metals to be produced; environmental compliance regulations and restraints; and political climate, governmental regulation and control, or both. There is no assurance that these factors will be favourable so that full scale production and additional exploration will be economically feasible.

Uncertainty of Profitability. The Company has not yet fully explored or developed all targets on its properties and has not had net income from operations for the past three years. There can be no assurance that the Company will become profitable in the future. At present the company's only established reserves occur on the Table Mountain Gold Property. There is no assurance that these reserves shall be economically mined.

Going Concern Uncertainty. The Company is an exploration stage company with no history of profitability. There can be no assurance that the operations of the Company will be profitable in the future. The Company has limited financial resources and will require additional financing to further explore, develop, acquire and retain its property interests and if financing is unavailable for any reason, the Company may become unable to acquire and retain its mineral concessions and carry out its business plan. These circumstances raise doubt about our ability to continue as a going concern, as described in the comments by our independent auditor for U.S. Readers on Canada - U.S. reporting difference on the December 31, 2004 and 2003 consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Potential Dilution of Shareholder's Equity. It is likely that to obtain necessary funds, the Company will have to sell additional securities, including, but not limited to, its common shares or by other means, the effect of which would result in a substantial dilution of the present equity interests of the Company's shareholders.

Unknown Factors beyond the Control of the Company. The profitability of the Company's current operations is significantly affected by the market price of gold. Market gold prices can fluctuate widely and are affected by numerous factors beyond the Company's control, including;

    industrial and jewellery demand,

    expectations with respect to the rate of inflation,

    the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies,

    interest rates,

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

Competitiveness of Mining Industry. The mining industry is intensely competitive. The Company competes with many major mining companies that have substantially greater financial and operational resources. Accordingly, there is a high degree of competition for desirable mining leases, suitable prospects and funding.

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

Risk of Mining Operations. Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations, power outages, labour disruptions, flooding, explosions, rock-bursts, cave-ins, landslides, inability to obtain suitable or adequate machinery, equipment or labour, and other risks are involved. The Company may become subject to liability for pollution, cave-ins, or hazards against which it cannot adequately insure or which it may elect not to insure. Incurring any such liability may have an adverse effect on the Company's financial position and operations.

Nature of Business. The validity of mining claims is often uncertain and may be contested. In accordance with mining industry practice, the Company has surveyed the key claims of the known resources located within its properties. However, the boundaries of some of the Company's mining properties have not been surveyed, and, therefore, in accordance with the mining laws of British Columbia, the precise location and area of these mining properties may be in doubt and could be the subject of competing claims. Title insurance is unavailable in Canada. The bulk of the Company's claims have been held for at least 20 years, during which time there have been no disputes as per the Company's knowledge. However, there is no assurance that these claims will not be contested in the future.

Regulation of Mining Industry. Mining operations are subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Milling operations are also subject to federal, provincial, and local laws and regulations, which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial, or local authorities will not be changed or that any such changes would not have material adverse effects on the Company's activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, the Company may be subject to liability for environmental damages, which it may elect not to insure against due to prohibitive premium costs and other reasons. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation, and mine safety.

The Company's primary interest is in the Table Mountain Gold Property. The Company faces further significant risks regarding the current gold mining project at Table Mountain, including:

The world price for precious and base metals is dependent upon numerous economic, political, and social factors over which the Company has no control. Inflationary changes in the next few years may cause the cost projections or the projects to be insufficient and thereby render the project unprofitable. Mining policies in British Columbia may interfere with the extraction of the Company's resources.

Fluctuations of Currency. The Company's products such as gold and base metals are traded in US dollars. It is subject to foreign currency fluctuations and such fluctuations may materially affect the Company's financial position and results. The Company does not engage in currency hedging activities.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

General

Cusac Gold Mines Ltd.'s (the "Company"; "Cusac"), principal place of business and registered and records office is Suite 911 - 470 Granville Street, Vancouver, British Columbia, V6C 1V5, telephone number (604) 682-2421 and facsimile number (604) 682-7576. The Company's website address is www.cusac.com and e-mail address is info@cusac.com. The Company's contact person is Mr. David H. Brett, Director, President and Chief Executive Officer of the Company. The Company's fiscal year ends December 31.

The Company is engaged in the business of acquisition, exploration, development and mining of precious metal resource properties. The primary focus of the Company is the production of gold from operations at the Table Mountain Gold Property (Table Mountain) located in the Cassiar Mining District of the Liard Mining Division in Northern British Columbia. Cusac is also involved in Platinum exploration in the Similkameen Mining Division of British Columbia.

The Common shares of the Company trades on the Toronto Stock Exchange under the symbol "CQC" and the NASDAQ Over-The-Counter Bulletin Board ("OTCBB") under the symbol "CUSIF". The Company was accepted for trading on the OTCBB in July 1980. On August 20 1998, NASDAQ chose to delist the Company's securities from trading for the sole reason that the price for the Company's common stock had not maintained a bid price of US$1.00 in keeping with a newly implemented rule. At the time of the determination, Cusac was and remains in compliance with all other NASDAQ rules. The Company's common stock continues to trade on the OTCBB. In addition, Cusac remains a reporting company under the United States Securities and Exchange Commission rules and its common stock continues to trade on the Toronto Stock Exchange.

Incorporation, Name Changes and Authorized Capital

The Company was incorporated pursuant to the laws of the Province of British Columbia on November 19, 1965 as a limited company under the name "Glen Copper Mines Limited" with an authorized capital of 3,000,000 shares without nominal or par value with a maximum price of $1.00 by registration of its Memorandum and Articles. On March 14, 1966, the Company converted itself from a private company to a public company. On May 17, 1993, the Company increased its authorized capital to 4,000,000 shares without nominal or par value with a maximum price of $1.00. On January 18, 1974, the Company changed its name to "Cusac Industries Ltd." and reduced its authorized capital to 3,000,000 shares without par value. On May 9, 1978, the Company increased its authorized capital to 10,000,000 shares without par value. On September 9, 1992, the Company increased its authorized capital to 100,000,000 shares without par value. On December 6, 1994, the Company amended its authorized capital to consist of 105,000,000 shares divided into 100,000,000 common shares without par value and 5,000,000 preference shares without par value. On July 17, 1995, the Company changed its name to "Cusac Gold Mines Ltd." and amended its authorized capital to consist of 105,000,000 shares divided into 100,000,000 common shares without par value and 5,000,000 preference shares without par value of which the first series, consisting of 250,000 shares, is designated Series A convertible Preference Shares.

The Company has 43,331,712 common shares issued and outstanding as of December 31, 2004. The Company also has 5,000,000 preference shares of no par value as of December 31, 2004.

4.B. Business Overview

As stated, the primary focus of the Company is the production of gold from operations at the Table Mountain Gold Property located in the Cassiar Mining District of the Liard Mining Division in Northern British Columbia.

The Company first acquired mineral property interests and conducted exploration activities in the Table Mountain area in 1978. In 1984, the Company conveyed its interests in the Table Mountain Gold Property to a predecessor of Energold Minerals, Inc. ("Energold") that operated a mine and established a mill at the site in exchange for a net profit interest in the production. From 1984 until 1989, the Company received over $6.8 million from its net profits interest in production from the Energold operations. Energold ceased operations at Table Mountain in 1989/1990.

In January 1993, the Company acquired all of Energold's property interests at Table Mountain, that included Energold's 300-ton per day mill, various buildings at the site, sundry mining equipment, various vehicles, substantial historical mining data and other capital goods in exchange for the issuance of 2,032,229 shares of the Company's common stock at a deemed value of $1.2 million. Since that acquisition, the Company has invested approximately $6 million in developing ore reserves and improving the mining facilities.

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

In June of 1994, to fund further exploration on a portion of the Table Mountain property, the Company granted Demand Gold Ltd. (formerly Demand Technologies, Inc., hereinafter "Demand"), a British Columbia corporation having certain officers and directors in common with the Company), an Option to acquire a 50% interest in 30.2 square miles of the property. Subsequent to December 31, 1997, the option expired.

In January of 1995, the Company entered into a Mining Venture Agreement (the "Taurus Mining Venture Agreement") with Cyprus Canada Inc., a subsidiary of Cyprus Amax Minerals of Denver, Colorado ("Cyprus") regarding a northern portion of the Table Mountain Property consisting of a group of claims comprising approximately 15 square miles of ground known as the Taurus Project (the "Taurus Project"). The Taurus Project consists of mineralized zones that straddle the boundary of claims held by International Taurus Resources Inc. and Cusac.

Under the Taurus Mining Venture Agreement, Cyprus could earn a 50% interest in the Table Mountain Gold Property by spending $2 million over 3 years and a 70% interest by establishing commercial production. Cusac was to receive payments of $320,000, of which $70,000 was received on signing and an additional $30,000 was received on the anniversary date of the Taurus Mining Venture Agreement. In August of 1996, after spending approximately $1 million, Cyprus elected to withdraw from the Taurus Project.

In August of 1996, the Company entered into an option agreement with Taurus regarding the same claims formerly under the Taurus Mining Venture Agreement. Given the low-grade gold content, the Company withdrew from this option agreement in 2000. In 2005, Taurus merged with American Bonanza Gold Mining Inc. to form a new company with the same name, and, accordingly, is the new tenure holder of the claims formerly subject to the Taurus Mining Venture Agreement.

The core productive portion of the Table Mountain Property has been fully controlled and 100% owned by the Company since 1993.

Since 1997, the Company has suspended mine operations and has entered into a "care and maintenance" mode with regards to the Table Mountain Mine due to the low gold prices in the late 1990's and early 2000's and difficulty in raising capital. In recent years the price of gold has increased and the Company has been able to raise equity funding for exploration, as outlined in detail below. As of the date of filing of this Annual Report Amendment #1, production has not recommenced, but management is seeking to raise sufficient funds to restart mining operations. As outlined below, the Company completed in Q1 2005 an independent Preliminary Feasibility Study relating to gold reserves at the Table Mountain Gold Property that indicates the economic viability of recommencing operations and a requirement for CDN$3.7 million start-up funds.

Sources of Funding Requirements

Subsequent to the suspension of continuous mining activities at Table Mountain Gold Property in 1998, the Company's operations have been financed primarily through the sale of common shares and related party advances. The Company will need to obtain additional funding to pursue its exploration and developmental activities during the next fiscal year. At the present time, the Company anticipates seeking additional funding through additional private placements, the exercise of options and warrants, joint venture agreements, production financing, pre-sale loans, or a combination of these options. The Company's inability to raise additional capital to fund operations through the remainder of this year and through the next fiscal year would have a detrimental effect on the Company's viability and capability to pursue its operational activities.

No assurance can be given that the proceeds of the private offering of the Company's securities described above will provide sufficient funds to undertake all of the Company's exploration activity for the next twelve months. Failure to obtain such financing could be detrimental to the success of the Company's operations.

Settlement of Debt

During the year ended December 31, 2002, 250,000 shares (valued at $45,500 based upon the trading price of the common shares on the date of the agreement) and 250,000 fully exercisable warrants with exercise prices of $0.17 and $0.19 in the first year and $0.20 in the second year were issued as settlement for amounts due for consulting services owed to directors totalling $45,500 (Note 10).

A summary of the warrant terms is as follows:

	Exercise Price
Expiry Date	Year 1	Year 2	Number
June 17, 2004	$0.19	$0.20	200,000
August 1, 2004	$0.17	$0.20	50,000
Total			250,000

4.C. Organizational structure

The Company has one inactive wholly-owned subsidiary, Gulf Titanium Inc., incorporated pursuant to the laws of the State of Montana.

4.D. Property, Plant and Equipment

Office Space

The Company subleases its office space on a month-to-month basis at 911 - 470 Granville Street, Vancouver, British Columbia, V6C 1V5 pursuant to a verbal agreement with Equitable Real Estate. The monthly rental payment is $2,872.99.

The Table Mountain Gold Property

Acquisition of Interest

The Table Mountain Gold Property (the "Property") consists of "hard rock claims" pertaining to bedrock and a few "placer claims" pertaining to the sand, gravel and soil above the bedrock. The Property is comprised of mostly contiguous mineral claims over approximately 14,000 hectares (5,100 acres). Such mineral claims were acquired and assembled together by staking, outright purchase or through option-to-purchase agreements. The Company acquired the claims that make up the Property over a long period of time starting in the 1970s. All of the claims that make up the Property are now owned outright by the Company, with some claims subject to net smelter royalties ("NSR") or net profit interests. A list of the claims are as follows:
Tenure #	Claim Name	Registered Owner	Expiry Date	Area
221632	Sun	105981	2008/JUN/30	200.00
221633	Up	105981	2008/JUN/30	125.00
226156	Red hill No. 5	105981	2008/JUN/30	25.00
226157	Red hill No. 6	105981	2008/JUN/30	25.00
226193	Jennie extension #4	105981	2008/JUN/30	25.00
226194	Jennie extension #1	105981	2008/JUN/30	25.00
226195	Jennie extension #2	105981	2008/JUN/30	25.00
226196	Jennie extension #3	105981	2008/JUN/30	25.00
510750	-	105981	2008/JUN/30	1009.49
510751	-	105981	2008/JUN/30	132.31
510766	-	105981	2008/JUN/30	744.17
510768	Ole' 1-9	105981	2008/JUN/30	148.81

Tenure #	Claim Name	Registered Owner	Expiry Date	Area
511229	-	105981	2009/JUN/30	496.46
511346	-	105981	2009/JUN/30	430.59
511352	Reder 1-10	105981	2008/JUN/30	165.55
511359	-	105981	2008/JUN/30	777.50
511365	-	105981	2008/JUN/30	1407.70
511368	Grab 1-2	105981	2008/JUN/30	33.10
511371	-	105981	2008/JUN/30	265.06
511380	-	105981	2008/JUN/29	1226.94
511385	-	105981	2008/JUN/30	1243.581
511387	Tracker 1-20	105981	2008/JUN/30	364.83
511394	Easter 1-25	105981	2008/JUN/30	414.34
514057	-	105981	2008/JUN/30	995.13
514088	-	105981	2008/JUN/30	912.74
514497	-	105981	2008/JUN/30	911.94
514508	-	105981	2008/JUN/30	149.14
514509	-	105981	2008/JUN/30	49.72
514937	-	105981	2008/JUN/30	446.96
514939	-	105981	2008/JUN/30	496.92
514943	-	105981	2008/JUN/30	381.10
514944	-	105981	2008/JUN/30	579.69
514945	-	105981	2008/JUN/30	264.92
517020	NC3	105981	2008/JUN/30	16.54
517048	Aurex	105981	2008/JUN/30	33.08
517063	Argold	105981	2008/JUN/30	33.10
517075	Olew	105981	2008/JUN/30	16.54
517092	Olee	105981	2008/JUN/30	99.22
517109	Watt	105981	2008/JUN/30	33.12
517124	Amp	105981	2008/JUN/30	33.11

As the Company began staking claims on the Property in the 1970s, Total Energold Corporation ("Total"), a subsidiary of Total Compagnie Français des Petroles, a major French Oil company, entered into an agreement with the Company and others to acquire a majority interest to the claims on the Property. However, in 1992, the Company acquired all of Total's interests in the Property in exchange for 2,000,000 common shares in the capital of the Company. Consequently, the Company became the owner of 100% in the vast majority of the claims that now make up the Property. A more detailed chronology of events leading to the Company's ultimate ownership of the claims on the Property can be found under the section "History and Previous Work".

The Company's primary interest is in gold resources that are typically in the mountains and not in the low-lying areas where placer mining takes place. The Company is not interested in gold that may be contained in gravel or loose material in creeks and drainages as these deposits are typically difficult to quantify and hence challenging to ascertain the economic viability of a given claim. Private individuals with small operations have been known to work some of the placer claims that in some places overlap the Company's hard-rock claims.

Title

The Company's rights in the Property consist of full and fractional mineral claims and Crown Grants. In British Columbia, "Free Miner's Certificate" holders may freely claim mineral rights on areas open to staking under the Mineral Tenure Act, subject to paying prescribed fees and performing a minimum amount of work each year (or pay cash in lieu of such work).

The Company's hard rock mineral claims expire in 2008 and may be renewed automatically provided that the regulatory minimum investment in assessment work is duly filed with the appropriate provincial authorities each year. Crown Grants are acquired as a fee simple interest in the minerals in perpetuity granted to the holder. Once obtained, no further work or filings are required to keep Crown Grants in good standing except for the payment of taxes. Presently the Company has performed sufficient work such that the Property is in good standing with the government until the year 2008.

Location

The Property is situated in northern British Columbia, 115 km southwest of Watson Lake, Yukon Territory, and 120 km northeast of Dease Lake, British Columbia (see Figure 1). The Table Mountain Gold Property is located in the Cassiar Mining District of the Liard Mining Division of British Columbia (see Figure 2).

Figure 1. Table Mountain Gold Property.

Figure 2. Table Mountain Gold Property - Provincial Location Map.

Accessibility, Climate, Infrastructure and Physiography

Accessibility

The Property is accessible via Highway 37, a major access route from British Columbia to the Yukon and Alaska, which is maintained and kept open all year. The small town of Dease Lake, 90 km south of the Property, has an airport with regularly scheduled air service. Watson Lake in the Yukon, which is 120 km northwest of the Property via Highway 37 and Alaska Highway, only has charter air service available.

One can reach the Property either directly by car or first by plane to Dease Lake or Whitehorse, Yukon followed by a drive on Highway 37 or the Alaska Highway. The abandoned town of Cassiar is northwest of the Property and the unincorporated settlement of Jade City is on Highway 37 at the road entrance to Cusac's mine's (the "Cusac Mine") facilities. Numerous secondary haul roads, accessible by two-wheel-drive vehicles, connect to all parts of the Property from Highway 37. Four-wheel-drive and off-road vehicles are required to access more remote areas of the Property where roads or trails are in poor condition.

Climate

The climate is characterized by short warm summers and long cold winters. Underground mining, which is most common, can be conducted year round, and small open pit mining, which is less common, is conducted in the summer months.

Infrastructure

Existing infrastructure on the Property is well able to support the type of historic underground mining operations but, except for favourable road access, no infrastructure is currently in place to support a large scale open pit mining operation envisaged at the areas known as Taurus and Taurus II (see Figure 3 for location of these areas). The Company's underground operational infrastructure is well established with defined reserves outlined (see below) whereas the Property's open pit mining is considered exploratory in nature.

The mill on the Property (the "Cusac Mill") was constructed in 1986 and was last operated in 1999. The Company estimates that it will need to spend $50,000 on repairs and maintenance to restart operations at the Cusac Mill. According to its 2005 preliminary feasibility study on the Property (the "Prefeasibility Study"), the Company estimates that approximately $700,000 must be spent on infrastructure, including $250,000 to replace the bunkhouses, before recommencing gold production.

There are two tailings disposal facilities, one of which has been reclaimed. Deposits of material from placer mining are present along McDame Creek. In 2004, management of the Company estimated asset retirement obligations totalling approximately $500,000 (consisting of estimated annual payments of approximately $50,000 for a period of 10 years) based on its understanding of the requirements to reclaim, decommission and clean up the Table Mountain Mine. Subsequent to the end of the period, on June 13, 2005, the BC Ministry of Energy and Mines (the "Ministry") issued M-127, an amended mining permit, (the "Amended Permit") to the Company, whereby the Company must complete, to the satisfaction of the Ministry, reclamation work in the order of $705,000 when the Table Mountain Gold Mine closes. Under the Amended Permit, the Company is required to pay a bond payment of an additional $150,000 per year by December 31 of each year for three years and $140,556 in the fourth year, for an aggregate total of $705,000. However, the Amended Permit provides that the Company may reduce the liability of the annual bond increase amount by performing required reclamation work. Work permits are required on an as-needed basis in advance of the work being conducted.

Physiography

Valleys on the Property are comprised of shallow lakes and swamps with thick, stunted growths of pine and spruce. Treed areas on the Property extend upland where they give way to open brush and alpine meadows. Although the surrounding mountainous areas are rugged, much of the Property has rolling topography. Placer workings extend from McDame Lake to McDame Creek for about 20 km.

History and Previous Work

Chronology

In 1934, the first gold-bearing quartz veins were found in Quartzrock Creek. Following this, numerous veins were discovered and many claims were staked. The higher-grade portions of these veins were exploited by small-scale mining over the next forty years. At one point, half-a-dozen abandoned mill sites with capacities of less than 12 tons per day existed in the area. Well-known individuals that played an important role in the early years include John Vollaug, Hans Ericksen, J.R. Boulton, John Hope, F. Callison, Pete Hamlin, and Fred and Guilford Brett. Cusac's interest in the area began with the prospecting efforts of Fred and Guilford Brett who formed Glen Copper Mines Ltd., which evolved into Cusac Industries Ltd., and in 1995, Cusac Gold Mines Ltd. At present, the Company's mineral claims cover the entire Cassiar Gold Camp.

In 1978, Agnes and Jennie Mining Company Limited and Nu-Energy Development Corp., which later amalgamated to become Erickson Gold Mining Corporation ("Erickson"), commenced the first large scale production from the Jennie Vein in the Main Mine (see Figure 3 for the location of the various veins on the Table Mountain Gold Property). In 1979 and 1980, Cusac conducted work in the area of the Cusac Mine. During 1980, Plaza Mining Corporation ("Plaza") commenced open pit production from the eastern portion of the Vollaug Vein. Between 1978 and 1984, development of the Main Mine (also known as the Erickson Mine) was expanded to include workings on four main levels to exploit the Jennie, Maura, Alison, and Bear Veins. Esso Resources Canada Limited conducted exploration around the Main Mine in the early 1980s.

Figure 3: Schematic Longitudinal Section of the Table Mountain Gold Property.

Exploration around Quartzrock Creek by United Hearne Resources Limited in the late 1970s lead to the commencement of production at the Taurus Mine in 1981, which continued until 1988. At the same time, Sable Resources Ltd. and Plaza Resources Ltd. developed underground workings on the east side of 88 Hill, which is in the area marked "Taurus" on Figure 3 and within the area called "Taurus Project" on Figure 1 above.

In 1982, Cusac discovered and conducted minor work on several veins at Pooley Creek. In 1983, Erickson commenced production from the Troutline Mine at the eastern end of the Vollaug Vein and from various open pits along the Vollaug Vein. In the following year, Cusac optioned its property to Erickson (which had acquired Plaza in the previous year) and continued to expand its property holdings.

In 1985, Total commenced production from the Eileen Vein (which is part of the "Cusac" area on Figure 3 above) in the Cusac Mine and, in 1986, discovered additional veins in the area. During 1988, Total started work on level 10, a 2.5 km drift to access the Michelle High Grade Vein (also part of the "Cusac Mine") (the "MHG Vein"), which could not be accessed from the Cusac Mine because of high water flows. Production from the Cusac Mine and Main Mine ceased, with only minor production continuing on the Vollaug Vein. Work on level 10 ceased in 1989 due to high costs and high water flows.

In 1991, as Total wished to divest itself of all North American mineral assets, Cusac purchased all such assets, free and clear of any royalties and re-opened the Cusac Mine. In 1993, Cusac commenced production on the Bain Vein (the "Bain Mine"). During the development of the Cusac decline to the MHG Vein, the Big Vein, both part of the Cusac Mine on Figure 3, was defined and mined. Mining of the MHG Vein commenced in June 1995, and continued through 1997.

The Katherine Vein, also part of the Cusac Mine, was open pit mined during 1995, and in early 1996, the level 10 development was extended by 250 metres. Additional mining was conducted on the Vollaug, Melissa, and Lily Veins during 1996 and 1997, and surface mining was done on the Bear Vein during 1998.

In 1995, Cyprus entered into agreements with Taurus and the Company on the Taurus Project, which resulted in the definition of an inferred open pitable resource. In 1996, Cyprus withdrew from the Taurus Project, and the Company entered into an agreement with Taurus, under which agreement the Company conducted additional work that defined an indicated resource. In 1998, the Company optioned the claims and consolidated the entire Cassiar Gold Camp under one operator. The Company completed reclamation of the Taurus Mine site, but no further work was conducted, and the agreement was subsequently terminated.

During 2002, Cusac conducted diamond drilling on the East Bain Vein , located on strike of the Bain Vein on Figure 3, which confirmed the existence of a gap with the West Bain Vein, but failed to extend the vein to the east. In 2004, the Company spent approximately $1.2 million on exploration on the Property, resulting in the discovery and definition of the Rory Vein (see below for more details). In 2005, the Company began exploring another area of the Property named Taurus II. Results of diamond drilling at Taurus II confirmed the potential for an open pit gold operation.

Due to low gold prices and difficulty in raising capital, the Company suspended mine operations in 1997 and entered into a "care and maintenance" mode with regards to the Table Mountain Gold Mine.

Production

The Cassiar Gold Camp is one of British Columbia's major placer districts with recorded production of about 74,500 oz of gold (2,317 kg) between 1874 and 1895 (Holland 1950). Minor placer production still continues today.

The first hard rock production occurred in 1934 when one ton of rock, containing four ounces of gold, was shipped and exported. In 1939, 114 oz (3.5 kg) of gold were recovered from 130 tons of rock taken from the Jennie Vein. During the 1940s, 1950s and 1960s, a maximum of 100 tons of ore was mined from the main deposits in the Cassiar Gold Camp (Diakow and Panteleyev 1981).

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

Silver production from various deposits on the Property generally amount to 75% of gold production. See Table 1 for a summary of gold production from major vein systems on the Property.

Mineral Resource and Reserve Estimates

Geological Environment

The Property contains numerous occurrences of gold-bearing quartz veins, many of which have been mined underground. Numerous old surface disturbances such as access roads, trenches, open pits, underground staging areas, and drill sites occur throughout the property and have been reclaimed. The Property is centered on a 15 km long, gold-bearing hydrothermal system that developed along and adjacent to the northerly-trending Erickson Creek Fault Zone ("ECFZ"). Vein systems extend outward from the ECFZ and are up to four miles long. Most of the historic production on the Property has come from quartz veins less than one mile from this fault.

Faulting is an important geological factor in determining where gold occurs on the Property, as faults provide openings in the ground for molten rock containing minerals to come up closer to surface from deep in the earth to form quartz "veins" and other formations. The faulting can be quite small, such as a few feet, or large, such as several miles. Geologists theorize that gold is deposited in quartz veins, rock fractures and other openings in rocks by hot water circulating through these open spaces over many years. This geological phenomenon, referred to as "hydrothermal," is the process whereby waters from surface or flowing underground through aquifers comes in contact with superheated underground rocks called "intrusions." The water becomes superheated and then gets thrust into cracks and openings in the surrounding rocks. Gold and other metal rich molecules, such as sulfur rich minerals like pyrite, is transported in solution through the rock fractures and precipitated into porous openings in the quartz or other rocks.

Gold mineralization on the Property appears as follows:

  Type 1 - Narrow (1-10 feet wide), high-grade gold in quartz veins typically mined from underground in small volumes; and

  Type 2 - Wide (30-400 feet wide) zones of low-grade gold in altered greenstones and quartz mineralization typically mined from surface in high volumes.

Historic production from the Property has come from Type 1, whereas Type 2 is the subject of more recent exploration only. Gold reserves on the Property exist in high-grade quartz veins, whereas no low-grade reserves have as been outlined. However, the Company is currently focusing most of its exploration activity on the second type of mineralization, as deposits of this type typically have larger size potential.

Exploration

The majority of exploration work conducted on the Property has been carried out by previous owners over a period of many years. This work includes geological mapping, geophysical surveys, soil sampling, trenching, drilling, and underground drifting.

The Company was actively exploring the Property in the mid 1990s but scaled down efforts between 1998 and 2001 during a time of depressed gold prices and difficult market conditions for raising exploration funds. Since 2001, the Company has increased exploration activity and spent $1.2 million in 2004. The 2004 exploration program was aimed at discovering high-grade vein style gold mineralization as the Company sought to outline sufficient reserves to recommence commercial production. These activities lead to the discovery and delineation of the Rory Vein. An estimate of probable Mineral Reserves in the Rory Vein to date is outlined below.

Mineral Reserves

East Bain Vein

In 2002, an exploration program was conducted to explore and further define the East Bain Vein, which was discovered and defined by a considerable amount of diamond drilling from 1989 to 1991. The 2002 exploration program comprised eleven drill holes, four of which intersected the East Bain Vein. Based on all the results to date, probable Mineral Reserves of 28,000 tons grading 0.50 ounces of gold per ton have been outlined to date on the Rory Vein. This estimate assumes a gold price of $535 Canadian per ounce of gold.

Rory Vein

In 2004, the Company discovered a new gold bearing vein on the property called the Rory Vein. Diamond drilling during the year outlined a probable Mineral Reserve of 16,000 tons grading 0.49 ounces of gold per ton, based on a gold price of $535 Canadian.

Additional Technical Information

The Company has filed at www.sedar.com a number of in depth technical reports by independent experts relating to the Table Mountain Property including detailed geological and engineering discussions, which are available free of charge to investors seeking additional information of a technical nature.

Planned Work Program

During 2004, the Company commenced an exploration program pursuant to the recommendations of Dale A. Sketchley, P.Geo as outlined in his geological report dated July 31, 2004. However, the first drill hole undertaken under the program encountered a promising new gold bearing vein called the Rory Vein, and the majority of the Company's 2004 exploration program focused on exploring and defining this vein. The drill data resulting from this campaign was used to calculate a Probable Reserve of 28,000 tons grading 0.39 ounces of gold per ton, which helped provide the basis for a preliminary feasibility study completed in 2005.

At the end of 2004, following the exploration season, the Company decided to investigate the potential on the Table Mountain Property for large scale, lower grade gold deposits amenable to open-pit mining methods. In early 2005, the Company's staff geologists developed a plan and budget for a new initiative at Table Mountain called Taurus II, comprising a three stage, $1.4 million program. Stage I involved a detailed compilation and computer modeling of historical data to define drill targets. This stage was completed in the second quarter of 2005. Stage II involved diamond drilling of the defined targets, which was completed in the third quarter of 2005. Stage III involved follow up diamond drilling, which is underway as at October 20, 2005.

The results of the Company's work at Taurus II have been encouraging and management has decided to focus the Company's efforts in this area (see Figure 1 above) for the balance of 2005 and 2006.

Subsequent to December 31, 2004, the Company engaged Dennis Bergen, P.Eng, an independent qualified person under National Instrument 43-101, to complete and publish the results of a preliminary feasibility study related to the East Bain Vein and the Rory Vein (the "Prefeasibility Study"). Highlights of the Prefeasibility Study are as follows:

  Ore currently outlined in the East Bain and Rory veins totals 44,000 tons of probable Mineral Reserves grading 0.49 ounce per ton, containing 21,360 ounces of gold.

  Readers are advised that, although the Rory and East Bain veins are estimated to contain 21,360 ounces of gold, not all of this gold is recoverable for sale. The Prefeasibility Study's economic analysis assumes total gold sales of 19,820 ounces.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Results of Operations

During the year ended December 31, 2004, the Company's expenditures have been financed through issuance of common shares. Equity financing raised, net of share issuance costs, including flow-through shares, during the year was $890,416, compared to $1,949,690 raised in 2003. No gold production occurred during the period resulting in a net loss of $1,692,229 or $0.04 per share, an increase over last year's loss of $1,465,121, $0.04 per share loss.

Year ended December 31, 2004 Compared to year ended December 31, 2003

General and administrative costs were $661,147 during 2004 compared to $991,710 for 2003. General and administrative expenses include office rent, legal and accounting fees, listing fees, shareholder communications and non-cash employee and director incentive stock option expense that is calculated based on Canadian generally accepted accounting principles. The Company's assets totalled $3,374,820 at the end of 2004 compared to $3,970,972 at the end of 2003. The decrease in the book value of the company's assets is mainly attributable to a decrease in cash generated from equity financing completed during the period.

Year ended December 31, 2003 Compared to year ended December 31, 2002

General and administrative costs were $991,710 during 2003 compared to $813,229 for Fiscal 2002, an increase of $178,481. General and administrative expenses include office rent, legal and accounting fees, listing fees, shareholder communications and various other costs. The increase in administration costs is due largely to a $628,625 non-cash employee and director incentive stock option expense that is calculated based on generally accepted accounting principles. . The Company's assets totalled $3,970,972 at the end of 2003 compared to $2,842,118 at the end of 2002. The increased book value of the company's assets is mainly attributable to an increase in cash generated from equity financing completed during the period.

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

5.B. Liquidity and Capital Resources

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

Equity financing raised during 2004 was $890,416 (includes $680,666 in flow-through financing) compared to $1,949,690 (includes $931,085 in flow-through financing) raised during 2003. The decline in equity financing year over year can be attributed partly to poor equity market conditions during the period. Also, as mentioned above, the Company had engaged an underwriter to complete a $3,000,000 convertible debenture financing in 2004 that was not completed in part due to the sudden and unfortunate passing away of the lead investment advisor responsible for the financing.

At December 31, 2004, the Company had a working capital deficiency of $285,829 as compared to a surplus of $636,057 at December 31, 2003, a difference of ($921,886). The loss of surplus and increased deficiency is attributable to the failure of the above described convertible debenture offering, combined with the Company's obligation to expend all funds raised pursuant to "flow-through" share offerings completed in 2003. Management is taking steps to cure this deficiency by seeking additional equity financing. As at June 16, 2005, the Company has no cash on hand. Until such time as additional equity financing can be raised, the Company is relying on advances from its directors and shareholders to provide working capital as needed.

Significant Changes To Accounting Policy During The Year

In response to regulatory and industry changes, the Company changes its accounting policy from time to time to comply with applicable rules and guidelines. During the year, the Canadian Institute of Chartered Accountants (CICA), introduced changes to its Generally Accepted Accounting Principles (GAAP) that affect the Company, resulting in the following changes that materially affect Company's audited financial statements for the year ended December 31, 2004:

  Stock Based Compensation. Effective January 1, 2004, the fair value of stock options granted to the Company's employees and all others are now required to be expensed against earnings. Previously, only the fair value of options granted to consultants were expensed. The Company has retroactively adopted this new stock compensation policy which has caused the net loss of the Company to increase by $8,025 and $15,343 in 2003 and 2002 respectively. The new policy had no effect on the 2004 net income.

  Asset Retirement Obligations. Under Canadian GAAP, effective the Company's fiscal 2004 period and going forward, the Company is required to examine whether or not any asset on the balance sheet might reasonably be expected to cost the Company expenses to retire such asset from the company's books. One asset that bears such examination is the Company's main resource property, the Table Mountain Property. Ongoing environmental reclamation may be required, leading to regular expenditures. Accordingly, the Company has estimated that approximately $50,000 per year in expenses will be required for a period of 10 years for a total of $500,000 commencing immediately, to retire this asset. The Net Present Value of these current and future expenditures is now reflected on the Company's balance sheet.

  Flow-Through Shares. In accordance with CICA Emerging Issue Committee No. 146 regarding the accounting of flow-through shares, as a result of the Company having sufficient temporary differences available to offset the renounced tax reduction, the Company has recognized $256,464 future income tax recovery related to the renouncement of tax reductions to shareholders.

New U.S. Accounting Pronouncements

In January 2003, the FASB issued FIN No. 46 (which was amended in December 2003 to become FIN No. 46R), "Consolidation of Variable Interest Entities, an Interpretation of ARB 51". The primary objectives of FIN No. 46R are to provide guidance on the identification of entities for which control is achieved through means other than voting rights (variable interest entities or "VIEs") and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applied to an entity for which either: (1) the equity investors do not have a controlling financial interest; or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46R requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. As amended in December 2003, the effective dates of FIN No. 46R for all non-small business issuers are as follows: (a) for interests in special-purpose entities: periods ended after December 15, 2003; (b) for all other VIEs, no later than the first reporting period ended after March 15, 2004.

The implementation of this new standard did not have a material effect on the Company's financial statements.

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

The implementation of the not yet adopted standard is not expected to have a material effect on the Company's financial statements.

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

Resource Properties

Our policy on resource properties determines the timing of our recognition of certain exploration costs. Exploration costs pertaining to individual resource prospects are charged to income as incurred except for expenditures on specific properties having indications of the presence of a mineral resource with the potential of being developed into a mine. In this case, acquisition, exploration and development costs relating to mineral properties are deferred until such time as it is determined that the costs are not likely to be recouped or mineral properties are brought into production, abandoned, or sold, at which time they are amortized on the unit of production basis over the estimated life of the property or written off to earnings. Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of related properties. Properties that include certain abandoned claims are carried at cost unless only minimal exploration costs were incurred on abandoned claims, in which case the cost of acquisition is apportioned and an appropriate amount is written off. Inactive properties are carried at cost unless there is an abandonment of the Company's interest, at which time the cost is written off. Gains or losses on partial sales of properties are reflected in the Consolidated Statement of Operations and Deficit in the period of sale.

Where the Company enters into an option agreement for the acquisition of an interest in mining properties which provides for periodic payments, such amounts unpaid are not recorded as a liability since they are payable entirely at the Company's option. As at December 31, 2004, the Company had no material option agreements outstanding that it was pursuing.

Long Term Investments

Long-term investments, which consist primarily of investments in public companies, are recorded at cost less write-downs, when in management's opinion a permanent impairment in value has occurred. Management is required to use professional judgement in determining whether long-term investments have suffered permanent impairments in value.

Stock-Based Compensation

Effective January 1, 2004, the Company has retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountant ("CICA") Handbook Section 3870, "Stock-based compensation and other stock based payments", which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. Previously the Company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements. The Company has retroactively applied this new accounting policy to prior years and restated the consolidated financial statements accordingly. The effect of the restatement was to increase the net loss for 2002 by $15,343 for options granted in 2002, to increase the net loss for 2003 by $8,025 for options granted in that year, and to increase the accumulated deficit as of December 31, 2003 by $23,368. Contributed surplus was restated for the corresponding effect of these restatements.

5.D. Trend Information

There are no trends known to management that are reasonably likely to have material effect on the company's net assets, revenue, or liquidity.

5.E. Off -Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

5.F. Tabular Disclosure Of Contractual Obligations

Payments Due by Period ($'s)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations other than Capital Lease Obligations	-	-	-	-	-
Capital Lease Obligations	-	-	-	-	-
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities reflected on the Corporation's Balance Sheet under Canadian GAAP, Asset Retirement Obligation)	500,000	50,000	50,000	50,000	350,000
Total	500,000	50,000	50,000	50,000	350,000

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following list, as of December 31, 2004, provides the names of the Directors and the senior management of the Company. The Directors have served in their respective capacities since their election appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company. All Directors are residents of Canada. Senior Management serves at the pleasure of the Board of Directors.

Table No. 6
Directors and Senior Management as at
the Most Recently Completed Financial Year

Name, Municipality of Residence and Present Position Held	Director or Officer Since	Principal Occupation in Last Five Years
David H. Brett(1) New Westminster, BC President, CEO and a Director	1996

Vice President of the Issuer from 1994-2004; Director of Consolidated Pacific Bay Minerals since 1995 (also was CEO from 1995-1999; President and Founder of Knexa Solutions Inc., a knowledge management software company, 1999 to 2004.

Guilford H. Brett(1) North Vancouver, BC Chairman and a Director	1961	Chairman and a Director of the Issuer; President and a Director of Consolidated Pacific Bay Minerals Ltd. since 1986; Director of Tone Resources Ltd. since 2002.
Luard Manning(1) North Vancouver, BC Director	1991	Director of the Issuer; Independent Mining Engineer.
George Sanders Washington State, USA Director	2005

Director of the Issuer; Vice-President of Argentina Operations for Consolidated Pacific Bay Minerals Ltd. since September 2004; Project Manager of Materials Testing and Consulting, Inc. from June 2001 to December 15, 2004; Self-employed geological consultant in Argentina and the U.S. from October 1995 to June 2001.

Leanora Homrig Ferndale, WA CFO, Secretary/Treasurer	2002	CFO and Secretary/Treasurer of the Issuer; Officer of Consolidated Pacific Bay Minerals Ltd. since 1999.

_______________________
(1) Member of Audit Committee.

David H. Brett (President, CEO and Director): David Brett is involved in the general management of the Company. He also currently acts as a director of Consolidated Pacific Bay Minerals Ltd. Mr. Brett holds a Masters Degree in Business Administration from Simon Fraser University, BA from the University of British Columbia and took undergraduate courses in geology at UBC. Mr. Brett formerly operated an exploration services company and his business experience includes financing, planning and executing exploration and mining operations. Mr. Brett devotes 90% of his time to the Company's business.

Guilford H. Brett (Chairman of the Board and Director): Guilford Brett directs and manages the affairs of the Company. Mr. Brett is also the President and director of Consolidated Pacific Bay Minerals Ltd. and Tone Resources Ltd. Mr. Brett holds a Bachelor of Arts from the University of Washington. Self-taught in Geology, Mr. Brett has been involved in overseeing all aspects of mine and exploration finance, planning and execution for over 40 years. Mr. Brett devotes 30% of his time to the Company's business.

Luard Manning (Director): Luard Manning holds a Professional Engineering designation in British Columbia. Mr. Manning has acquired direct experience in underground gold mining and operation over a 40 year career. Mr. Manning devotes 10% of his time to the Company's business.

George Sanders (Director): George Sanders has acted as the Vice President, Argentina Operations for Consolidated Pacific Bay Minerals Ltd. since September 2004. From June 2001 to December 15, 2004, Mr. Sanders was Project Manager for Materials Testing and Consulting, Inc. Between October 1995 and June 2001, Mr. Sanders was a self-employed geological consultant in Argentina and the U.S. Mr. Sanders holds a Masters Degree in Geology from the Colorado School of Mines. He is a member of the Association of Professional Geoscientists and Engineers of British Columbia and is a Licensed Engineering Geologist in the State of Washington. Mr. Sanders has worked for subsidiaries of Gold Fields PLC in Chile and Nevada, and was Exploration Manager for Canyon Resources in Argentina for 2 years. Mr. Saunders devotes 10% of his time to the Company's business.

Leanora Homrig (CFO and Director): Leanora Homrig has over 10 years experience managing public company regulatory filing requirements and procedures. Ms. Homrig devotes 75% of her time to the affairs of the Company.

No Director and/or Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanour involving a security or any aspect of the securities business or of theft or of any felony.

Except for David H. Brett's relationship as the brother of Leanora B. Homrig and that Guilford Brett is the father of both, there are no family relationships between any other Directors or Senior Management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B. Compensation

Remuneration paid or payable to directors and officers of the Company in 2004 amounted to $167,000 (2003 - $171,650; 2002 -$184,000). As at December 31, 2004, $71,795 (2003 - $98,100) is included in accounts payable to one director for remuneration. During 2002, $45,500 (2004 and 2003 - $Nil) in consulting fees were settled through the issuance of 250,000 shares and warrants.

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

Table No. 6
Summary Compensation Table
		Annual Compensation			Long-Term Compensation
					Awards		Payouts
NEO Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
David H. Brett CEO & CFO	2004	$57,000	Nil	Nil	Nil	Nil	Nil	Nil
Leanora Homrig CFO	2004	Nil	Nil	$54,000	Nil	Nil	Nil	Nil
Guilford H. Brett Former CEO(1)	2004 2003 2002	$90,000 $90,000 $90,000	Nil Nil Nil	Nil Nil Nil	Nil 750,000 300,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) Mr. Brett resigned as chief executive officer of the Company on November 19, 2004.

Long-term Incentive Plans

The Company does not have a long-term incentive plan ("LTIP") for its directors or officers and, accordingly, no LTIP awards were made to either of David H. Brett or Guilford H. Brett in the most recently completed financial year.

Options and Stock Appreciation Rights ("SAR"s)

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

The following table sets out the aggregate options granted and exercised by the Named Executive Officer during the most recently completed financial year and the aggregate financial year-end value of unexercised options:

Table No. 8
Aggregated Option/ SAR Grants and Exercises During The Most Recently Completed Financial Year And Financial Year-End Options/ SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
David H. Brett	Nil	N/A	270,000 /Nil	Nil[1] Exercisable
Leanora Homrig	Nil	N/A	270,000 /Nil	Nil[1] Exercisable
Guilford H. Brett	Nil	N/A	650,000 /Nil	Nil[1] Exercisable

(1) The closing market price of the Company's common shares on December 31, 2004 was $0.16 per share. The exercise price of the options held by the Named Executive Officers is $0.36 per share as to 940,000 options and $0.37 per share as to 450,000 options.

No Stock Options were exercised during the most recently completed financial year end by Directors and Senior Management.

The following options and SARs were granted to directors of the Company during the most recently completed financial year.

Table No. 9
Option/ SAR Grants During The Most Recently Completed Financial Year
NEO Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Non-executive Directors as a group	Nil	N/A	60,000 /Nil	Nil[1] Exercisable

(1) The closing market price of the Company's common shares on December 31, 2004 was $0.16 per share. The exercise price of the options held by non-executive directors is $0.36 per share as to 40,000 options and $0.37 per share as to 20,000 options.

The following table sets out information with respect to options and SARs exercised by non-executive directors during the most recently completed financial year and outstanding to the non-executive directors at the end of the most recently completed financial year.

Table No. 10
Aggregated Option/ SAR Exercises During The Most Recently Completed Financial Year
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

On November 19, 2004, Guilford H. Brett voluntarily resigned as Chief Executive Officer. There was no change of control in the Company. The Company is presently negotiating appropriate severance compensation with Mr. Brett.

Management Contracts

The Company is not party to Management Contracts with anyone other than Directors or Named Executive Officers of the Company.

Indebtedness of directors and senior officers

None of the Directors or Senior Officers of the Company have been indebted to the Company or its subsidiary during the financial year ended December 31, 2004.

6.D. Number of Employees

As at December 31, 2004 the Company had no employees.

6.E. Share Ownership

The Company has an authorized capital of 100,000,000 common shares and 5,000,000 preference shares without par value. As at December 31 2004, 43,331,712 common shares were issued and outstanding.

The following table sets out the number of common shares and options to purchase common shares in the capital of the Company beneficially owned by the Directors and Senior Management as at September 30, 2005.
Name	Number of Common Shares	Options		Expiry Date
		Number	Exercise Price
David H. Brett President, CEO and Director	212,000	170,000	$0.36	July 28, 2006
		200,000	$0.37	November 14, 2006
		200,000(1)	$0.15	September 6, 2007
Guilford H. Brett Chairman and Director	476,552	400,000	$0.36	July 28, 2006
		250,000	$0.37	November 14, 2006
		200,000	$0.15	September 6, 2007
Luard Manning Director	Nil	40,000	$0.36	July 28, 2006
		20,000	$0.37	November 14, 2006
		50,000(2)	$0.15	September 6, 2007
Leanora Homrig CFO, Secretary/Treasurer	100,000(3)	170,000	$0.36	July 28, 2006
		100,000	$0.37	November 14, 2006
		200,000(2)	$0.15	September 6, 2007
Total	788,552	469,998	-	-

_____________

(1) As at December 31, 2004, David H. Brett owned 200,000 options. On September 6, 2005, the Company granted Mr. Brett 100,000 options which were exercised on September 15, 2005.

(2) Acquired on September 6, 2005.

(3) Leanora Homrig acquired these 100,000 common shares on August 12, 2005.

Stock Option Plan

The Company has a stock option plan (the "Plan") for directors, officers and employees. There are restrictions on the number of common shares to be reserved for individuals and insiders under the Plan. Options granted must be exercised no later than ten years after the date of the grant or such lesser periods as regulations require. The maximum number of Common Shares to be issued under the Plan is 5,000,000 provided that the Company can not have at any given time more than 20% of its issued shares under option. The number of shares reserved for issuance at any one time to any one person shall not exceed 5% of the outstanding shares issued.

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

A summary of the common share options exercisable and outstanding at December 31, 2004 is as follows:

Expiry Date	Exercise Price	Number
May 22, 2005	$0.25	110,000
May 27, 2006	$0.37	50,000
July 28, 2006	$0.36	1,180,000
November 14, 2006	$0.37	820,000
Total		2,160,000

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The Company's transfer agent is Pacific Corporate Trust Company in Vancouver located at 10th Floor - 625 Howe Street, Vancouver, BC V6C 3B8 and in Toronto, located at Pacific Corporate Trust Company, Box 56,1925 Commerce Court West, Toronto, Ontario M5L 1B9. The Company's securities are recorded on the books of its transfer agent in registered form. The majority of such shares are, however, registered in the name of intermediaries such as brokerage houses and clearinghouses on behalf of their respective clients. The Company does not have knowledge of the beneficial owners thereof. To the best of its knowledge, the Company is not directly nor indirectly owned or controlled by another corporation(s) or by a foreign government.

To the knowledge of the directors and senior officers of the Company, no persons or companies beneficially own, directly or indirectly, equity shares carrying more than 5% of the voting rights attached to all of the shares of the company. There are no voting agreements or similar arrangements (formal, informal, written, or oral) known to management to exist.

The transfer agent records indicate as of December 31, 2004, 22,775,118 shares were registered in the names of 227 Canadian individuals, companies and brokerage houses. This represents registered Canadian shareholders holding 14.8% of the issued shares. There are 11 shareholders in foreign countries other than the United States who hold 11,365 shares, representing less than 0.03% of issued shares. There are 1,296 shareholders of record in the United States holding 22,775,118 shares, representing 84.49% of the issued shares. The Company has no knowledge of the number of bearer (street form) shares held by other United States residents. Similarly, the Company has no knowledge of the number of Canadian and other shareholders who hold bearer shares, or whose shares are in the combined number held by brokerage firms.

7.B. Related party transactions

As at December 31, 2004, loans payable to directors and related parties bearing no interest, security or fixed terms of repayment amounted to $11,925 (2003 - $Nil). Subsequent to December 31, 2004, directors of the Company loaned 750,000 shares of ClearFrame Solutions Inc. to the Company bearing no interest, security or fixed terms of repayment.

Remuneration paid or payable to the officers and directors in year 2004 amounted to $167,000 (2003 - $171,650; 2002 - $184,000). As at December 31, 2004, $71,795 (2003 - $98,100) is included in accounts payable to one director for remuneration. During 2002 $45,000 (2004 and 2003 $Nil) in consulting fees were settled through the issuance of shares and warrants.

During the year 2004, the Company received $39,000 (2003 - $60,000 2002 - $59,922) for rent and administrative services provided to companies with common directors.

During 2004, a company controlled by the Company's President charged the Company $6,000 (2003 and 2002 - Nil) for web hosting services and Knowledge Management software licenses.

ITEM 8. FINANCIAL INFORMATION

Please refer to the Consolidated Audited Financial Statements in the Appendix, which includes Auditor's report, Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Statements of Cash Flows. There are no legal proceedings currently pending.

No significant changes occurred since the date of the annual financial statements included in the document.

ITEM 9. THE OFFER AND LISTING

9.A.4 Common Share Trading Information

The shares of the Company trade on the Toronto Stock Exchange under the trading symbol "CQC" and also on the NASDAQ Over-The-Counter Bulletin Board under the symbol "CUSIF".

The Company has not distributed dividends on its common stock in the past and does not expect to distribute dividends in the near future.

The high and low sales prices of the common share price of the Company for the most recent six months and five fiscal years on the Toronto Stock Exchange and the OTCBB are:

TSX (CDN $)			OTCBB (US $)
Period	High	Low	High	Low
Most Recent Six Months
June 2005	$0.14	$0.10	$0.13	$0.08
May 2005	$0.15	$0.12	$0.13	$0.09
April 2005	$0.15	$0.11	$0.13	$0.09
March 2005	$0.16	$0.14	$0.14	$0.11
February 2005	$0.16	$0.14	$0.13	$0.08
January 2005	$0.17	$0.15	$0.14	$0.12

For the Year Ending December 31, 2004
4th Quarter	$0.24	$0.16	$0.19	$0.13
3rd Quarter	$0.34	$0.21	$0.26	$0.17
2nd Quarter	$0.39	$0.24	$0.32	$0.17
1st Quarter	$0.52	$0.35	$0.40	$0.26

For the Year Ending December 31, 2003
4th Quarter	$0.53	$0.29	$0.50	$0.21
3rd Quarter	$0.44	$0.31	$0.29	$0.20
2nd Quarter	$0.44	$0.28	$0.34	$0.22
1st Quarter	$0.73	$0.32	$0.43	$0.20

For the Year Ending December 31, 2002
4th Quarter	$0.52	$0.32	$0.36	$0.16
3rd Quarter	$0.43	$0.27	$0.28	$0.14
2nd Quarter	$0.44	$0.16	$0.30	$0.09
1st Quarter	$0.15	$0.11	$0.12	$0.06

For the Year Ending December 31, 2001
4th Quarter	$0.15	$0.10	$0.11	$0.07
3rd Quarter	$0.19	$0.12	$0.125	$0.075
2nd Quarter	$0.19	$0.12	$0.135	$0.095
1st Quarter	$0.10	$0.17	$0.09	$0.065

	TSX (CDN $)		OTCBB (US $)
Period	High	Low	High	Low
For the Year Ending December 31, 2000
4th Quarter	$0.15	$0.10	$0.16	$0.06
3rd Quarter	$0.19	$0.20	$0.08	$0.16
2nd Quarter	$0.20	$0.12	$0.20	$0.13
1st Quarter	$0.22	$0.07	$0.12	$0.07

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

- Not Applicable -

10.B. Memorandum and Articles of Association

The Company was incorporated on November 19, 1965 pursuant to the Company Act (British Columbia) (the "BCCA"). The Company's Memorandum sets the authorized capital of the Company at 105,000,000 Common Shares, without par value, 5,000,000 Preference Shares without par value consisting of 250,000 shares designated as Series A Convertible Preference Shares. Neither the Memorandum nor the Company's Articles specify or limit the objects and purposes of the Company.

Adoption of New Charter Documents

In March 2004, the BCCA was replaced by the Business Corporations Act (British Columbia) (the "BCA"). The BCA uses new forms and terminology, most particularly a Memorandum is now called a "Notice of Articles". All companies currently incorporated under the BCCA must complete a transition application to the Registrar of Companies (British Columbia) (the "Registrar") by March 29, 2006. The Company proposes to effect the mandatory transition, which under the BCA can be authorized by the directors of the Company. The Company will be taking steps to effect the transition and to bring its charter documents into conformity with the BCA and to that end will file a transition application and Notice of Articles, which replaces the Company's "Memorandum", with the Registrar. As at the date of filing of this Annual Report, the directors of the Company are in the process of filing a transition application with the Registrar. Copies of the Altered Notice of Articles and the New Articles will be available for viewing at the Company's office at 911 - 470 Granville Street, Vancouver, British Columbia, V^C 1V5.

Deletion of Pre-Existing Company Provisions

The regulations under the BCA effectively added certain provisions, called "Pre-Existing Company Provisions" ("PCPs"), to every pre-existing company's Notice of Articles. The PCPs provide that the number of votes required to pass a special resolution (formerly also referred to as a special resolution under the BCCA) or a special separate resolution is at least three-quarters of the votes cast by shareholders present in person or by proxy at the meeting. This is the majority that was required under the BCCA.

The BCA allows a special resolution to be passed by at least two-thirds of the votes cast by shareholders present in person or by proxy at a meeting. At the Annual and Special General Meeting of the Company held on July 27, 2005, shareholders of the Company approved a special resolution (by way of three-quarters majority as required under the BCCA) to remove the PCPs in connection with the adoption by the Company of a new form of Articles that incorporates provisions permitted under the BCA. With such shareholder approval, special resolutions will require a two-thirds majority vote, instead of a three-quarters majority vote. Management believes that this will provide the Company with greater flexibility for future corporate activities and is consistent with companies in other jurisdictions. To take advantage of the flexibility offered by the BCA, the board of directors of the Company will remove the Pre-existing Company Provisions and alter its Notice of Articles accordingly. Such amendment will take effect immediately on the date and time the Notice of Alteration of the Articles is filed with the Registrar.

Proposed Alterations of Authorized Capital

Pursuant to the BCA, the Company is permitted to have an unlimited number of shares as its authorized capital. The alteration of the capital of the Company required approval by a special resolution of the shareholders, being a resolution passed by a majority of not less than three-quarters of the votes cast by the shareholders who, being entitled to do so, voted in person or by proxy at the general meeting of a company.

At the Annual and Special General Meeting of the Company held on July 27, 2005, shareholders approved the special resolutions to alter the Notice of Articles of the Company such that the maximum number of shares that the Company was authorized to issue would be eliminated and the Company would be authorized to issue an unlimited number of common shares without par value. Such amendment will take effect immediately on the date and time the Notice of Alteration of the Articles is filed with the Registrar.

Adoption of New Articles

The amendments to the Articles will principally reflect the provisions of the BCA which modernize British Columbia corporate legislation. The New Articles will not include a number of provisions in the existing Articles that are now covered by the BCA to avoid the possibility of conflict or the possibility of having to comply both with the statutory provision and a corresponding but different provision in the Articles and include the use of the new terminology adopted under the BCA. For example, "members" have become "shareholders" and "register of members" has become "central securities register" under the BCA.

The current Memorandum and Articles of the Company are attached as exhibits to this Annual Report. The following is a summary of certain provisions of the current Memorandum and Articles.

Securities Register

The Company maintains at Pacific Corporate Trust Company (the "Transfer Agent") a securities register in which the Transfer Agent records the securities issued by the Company in registered form. The Transfer Agent keeps information relating to a security holder that is entered in the securities register for at least seven years after the security holder ceases to be a security holder.

Powers of Directors

Approval and Voting. The Articles require any director who is in any way directly interested in an existing or proposed contract or transaction with the Company, to declare his or her interest, conflict or potential conflict at a meeting of the Board of Directors. The interested director may not vote in respect of the approval of any such contract or transaction.

Remuneration and Expenses. A director or his firm may act in a professional capacity for the Company and he or his firm is entitled to remuneration for professional services as if he was not a director of the Company. The Directors are entitled to the remuneration for acting as Directors, if any, as the Directors may from time to time determine. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director. If any director performs any professional or other services for the Company that in the opinion of the Directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the Directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive. The directors may pay a gratuity, pension or allowance on retirement to any director who has held any salaried office or position with the Company.

Borrowing. The Articles of the Company provide that directors may, on behalf of the Company:

(a) borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit;

(b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person; and

(c) mortgage or charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company, both present and future.

Retirement of Directors Under an Age Limit Requirement. The Articles do not require that the Company's directors retire pursuant to an age limit.

Number of Shares Required for a Director's Qualification. There is no requirement that a director hold any shares of the Company.

Rights, Preferences and Restrictions Attaching to Shares

Common Shares. The holders of Common Shares are entitled to receive notice of, and attend and vote at, all meetings of shareholders of the Company. Each Common Share carries the right to one vote and all the shares rank equally as to voting. The holders of Common Shares are entitled to dividends, if and when declared by the Board of Directors. There are no conversion rights, special liquidation rights, pre-emptive rights, subscription rights, redemption or retraction rights attached to the Common Shares. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Shares shall be entitled to receive, on a prorated basis, all of the assets remaining after the Company has paid its liabilities. The Company may, by resolution of the Board of Directors and in compliance with the BCA, purchase any of its shares at the price and upon the terms specified in the resolution.

Series A Convertible Preference Shares. The holders of Series A Convertible Preference Shares are entitled to receive notice of, attend and vote at any general meeting of the Company together with the holders of Common Shares as a single class. The holders of Series A Convertible Preference Shares are entitled to a quarterly preferential cumulative dividend in an amount equal to 0.0625% of the Spot Price as determined on the Spot Price Determination Date, accruing from the date of issuance of the Series A Convertible Preference Share. Such dividends are to be paid on the specified payment dates of January 20, April 20, July 20 and October 20 in each year. The Company may satisfy the payment of a quarterly dividend to a registered holder of a Series A Convertible Preference Share by delivering a cheque in the amount of the dividend or, if the holder so elects by tender to the Company of such uncancelled dividend cheque not more than 30 days from its date, a certificate evidencing the right to receive from the Company upon presentation, 0.0625% of one troy ounce of 0.995 fine gold (a "Gold Certificate"). No dividends will be declared on Common Shares in the capital of the Company unless all quarterly dividends have been declared or paid to holders of Series A Convertible Preference Shares.

The holders of Series A Convertible Preference Shares have the right at any time to convert their shares into Common Shares of the Company based on a prescribed conversion ratio. In the event of liquidation, dissolution or winding up of the Company, the holders of Series A Convertible Preference Shares will be entitled to receive, on a prorated basis with all preference shares, the Liquidation Preference together with all accrued and unpaid preferential dividends. Subject to the BCA, the Company may at any time purchase any of its Series A Convertible Preference Shares for cancellation at the price and upon the terms specified in a resolution.

Changes to Rights of Shareholders. The Company may create, define and attach special rights and restrictions to any shares, or vary or abrogate any special rights and restrictions attached to any shares by a special resolution of the shareholders, consisting of not less than 75% of the votes cast by shareholders present, or represented by proxy, at a general meeting for which not less than 21 days' notice specifying the intent to vote on a special resolution have been given to the shareholders of the Company, and filing a certified copy of it with the Registrar; provided, however, that no right attached to any issued shares of any class may be prejudiced unless either all holders of that class consent in writing or a consenting resolution is passed by 75% of the holders of that class. The quorum for a class meeting shall be one-third of the voting shares of that class.

General and Extraordinary Meetings

The Company must hold a general meeting of shareholders at least once every calendar year at a time determined by the Board of Directors, but not later than 13 months after the preceding annual general meeting. The Board of Directors may convene an extraordinary general meeting at any time. The Board of Directors must convene an extraordinary general meeting also upon requisition by the Company's shareholders in accordance with the BCA. A shareholders' requisition for an extraordinary general meeting must state the objects of the meeting requested and be signed by the requisitioning shareholders and deposited at the registered office of the Company. All general meetings of the Company must be held in British Columbia, or at a place out of British Columbia approved by the Registrar.

At least 21 days' notice of a general meeting must be given to the shareholders entitled to attend the general meeting, specifying the place, day and hour of the meeting, and when special business is to be considered, the general nature of that business. Only shareholders of record on the record date fixed by the directors in accordance with the Act will be entitled to receive notice of, and to attend and vote at, a general meeting.

No business shall be transacted at any general meeting unless the requisite quorum is present at the commencement of the meeting. The quorum for the transaction of business at a general meeting shall be two persons present in person, or represented by proxy, and holding not less than five percent of the shares entitled to vote at the meeting.

Foreign Ownership Limitations

The Company's Articles do not contain limitations prohibiting non-residents, foreigners or any other group from holding or voting Common Shares. See "Item 10.D.--Additional Information--Exchange Controls", for a description of certain restrictions that may apply under the Investment Canada Act.

Change of Control

There are no provisions in the Company's Articles or charter documents that would have the effect of delaying, deferring or preventing a change in the control of the Company, or that would operate

Share Ownership Reporting Obligations

There are no provisions in the Company's Articles requiring share ownership to be disclosed. Securities legislation in Canada requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of the issued Common Shares of the Company. This threshold is higher than the 5% threshold under U.S. securities legislation at which shareholders must report their share ownership.

Changes in Capital

There are no provisions in the Memorandum or Articles governing changes in the capital of the Company that are more stringent than those contained in the BCA.

10.C. Material Contracts

None.

10.D. Exchange Controls

Canada has no system of exchange controls. There are no exchange restrictions on borrowings from foreign countries or on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. The Investment Canada Act (the "ICA") enacted on June 20, 1985, as amended by the Canada-United States Free Trade Agreement Implementation Act (Canada), requires the prior notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control" of a "Canadian business," all as defined in the ICA. For the purposes of the ICA, "control" can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business, or the direct or indirect acquisition of interests in an entity that carries on a Canadian business or which controls the entity, which carries on the Canadian business. Under the ICA, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where more than one-third, but less than a majority, of the voting shares of a corporation are acquired, unless it can be established that the corporation is not controlled in fact through the ownership of voting shares. Other rules apply with respect to the acquisition of non-corporate entities.

To the best of the registrant's knowledge, there are no governmental laws, decrees or regulations in Canada relating to restriction on the import/export of capital, or which affect the remittance of interest, dividends, or other payments to non-resident holders of the Company's common stock. Any such remittance to United States' residents, however, is subject to a 15% withholding tax pursuant to Articles X, Xl, and XII of the reciprocal Canada-United States Income Tax Convention. Except for the ICA, there are no limitations under the laws of Canada, the Province of British Columbia, or in the Charter or any other constituent documents of the registrant on the rights of foreigners to hold and/or vote the shares of the registrant. The provisions of the ICA provide legislative guidelines for screening and evaluating new foreign investment in Canada. The purpose of the legislation is to:

(a) encourage investment in Canada that contributes to economic growth and employment;

(b) provide for the review of significant investments by Non-Canadians to ensure benefits to Canada.

All investments that meet the following criteria are subject to a review:

(a) direct acquisition of control of an existing Canadian business with assets in excess of five million dollars;

(b) indirect acquisition of an existing Canadian business having assets of fifty million dollars or more;

(c) indirect acquisition of control of an existing Canadian business with assets of between five million and fifty million dollars where Canadian assets constitute over 50% of the total assets involved in the worldwide transaction; and

(d) investments in prescribed areas related to cultural heritage or national identity where the discretionary authority to review is exercised.

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

10.E. Taxation

Canadian Taxation

The following discussion summarizes the principal Canadian federal income tax considerations generally applicable to a person (an "Investor") who acquires one or more Common Shares of the Company, and who at all material times for the purposes of the Income Tax Act (Canada) (the "Canadian Act") deals at arm's length with the Corporation, holds all Common Shares solely as capital property, is a non-resident of Canada, and does not, and is not deemed to, use or hold any Common Shares in or in the course of carrying on business in Canada. It is assumed that the Common Shares will at all material time be listed on a stock exchange that is prescribed for the purposes of the Canadian Act.

This summary is based on the current provisions of the Canadian Act, including the regulations thereunder, and the Canada-United States Income Tax Convention (1980) (the "Treaty") as amended. This summary takes into account all specific proposals to amend the Canadian Act and the regulations thereunder publicly announced by the government of Canada to the date hereof and the Corporation's understanding of the current published administrative and assessing practices of the Canada Revenue Agency ("CRA"). It is assumed that all such amendments will be enacted substantially as currently proposed, and that there will be no other material change to any such law or practice, although no assurances can be given in these respects. This summary does not take into account any provincial, territorial or foreign income tax law or treaty other than the Treaty.

This summary is not, and is not to be construed as, tax advice to any particular Investor. Each prospective and current Investor is urged to obtain independent advice as to the Canadian income tax consequences of an investment in Common Shares applicable to the Investor's particular circumstances.

An Investor generally will not be subject to tax pursuant to the Canadian Act on any capital gain realized by the Investor on a disposition of a Common Share unless the Common Share is "taxable Canadian property", and is not "treaty-protected property", of the Investor for purposes of the Canadian Act. A Common Share that is disposed of by an Investor will not constitute taxable Canadian property of the Investor provided that neither the Investor, nor one or more persons with whom the Investor did not deal at arm's length, alone or together at any time in the 60 months immediately preceding the disposition owned, or owned any right to acquire, 25% or more of the issued shares of any class of the capital stock of the Corporation. The Common Share will be a treaty-protected property of the Investor if, under the terms of an applicable bilateral tax treaty, any gain realized by the Investor on disposition of the share is exempt from Canadian income tax under Part I of the Canadian Act. For example, pursuant to the Treaty, a Common Share of the Corporation held by an Investor who is a resident of the United States for the purposes of the Treaty will generally constitute treaty-protected property, provided that the value of the Common Share is not derived principally from real property (including resource properties) situated in Canada and that the Investor does not have, and has not had within the 12-month period, preceding the disposition, a "permanent establishment", or a "fixed base" available to the Investor in Canada.

An Investor whose Common Shares constitute taxable Canadian property and are not treaty-protected property, and who disposes of one or more Common Shares in a taxation year, will realize a capital gain (capital loss) equal to the amount by which the proceeds of disposition therefor exceed (are exceeded by) the adjusted cost base thereof to the Investor and the Investor's reasonable costs of disposition. The Investor will be required to include one half of any such capital gain (taxable capital gain) in the Investor's taxable income earned in Canada for the taxation year and to pay Canadian income tax accordingly. The Investor will be entitled to deduct one half of any such capital loss (allowable capital loss) against taxable capital gains included in the Investor's taxable income earned in Canada in the taxation year and, to the extent not so deductible, against taxable capital gains included in the Investor's taxable income earned in Canada in any of the three preceding taxation years or in any subsequent taxation year.

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

United States Federal Income Tax Consequences

The following is a general discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Corporation. This discussion does not address individual consequences to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "Canadian Federal Income Tax Considerations above").

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advise to any holder or prospective holder of common shares of the Corporation and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Corporation are urged to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Corporation.

As used herein, a "U.S. Holder" means a holder of common shares of the Corporation who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Corporation are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Corporation has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Corporation, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Dividends paid on the common shares of the Corporation will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Corporation (unless the Corporation qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Corporation. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current temporary Treasury Regulations, dividends paid on the Corporation's common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends paid, and the proceeds of a sale of the Corporation's common shares, in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Corporation may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign sources income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Corporation will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Corporation should consult their own tax advisors regarding their individual circumstances.

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Corporation equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Corporation. Preferential tax rates apply to long-term capital gains of U.S. Holders who are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Corporation are held for more than one year. Deductions for net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

If 50% or more of the combined voting power or total value of the Corporation's outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Corporation is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Corporation may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

If more than 50% of the voting power of all classes of shares or the total value of the shares of the Corporation is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of shares of the Corporation ("United States shareholder"), the Corporation could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would effect many complex results one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes a United States shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation who is or was a United States shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Corporation attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC. This rule generally will be effective for taxable years of United States shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States shareholders. Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to U.S. Holders of common shares of the Corporation, a more detailed review of these rules is outside of the scope of this discussion.

10.H Documents on Display

Exhibits attached to this Annual Report are also available for review at our head office located at 911 - 470 Granville Street, Vancouver, British Columbia V6C 1V5 or you may request them by calling our office at 604-682-2421. Copies of our financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.SEDAR.com. Copies of our financial statements and other continuous disclosure documents are also available for viewing at www.sec.gov.

ITEM 11. QUANTITATIVE AND DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of loss that may impact the financial position, results of operations, or cash flows of the Company due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks.

In 2004, the Company arranged a $57,000 letter of credit facility and a $300,000 line of credit with a bank bearing interest at prime (3.75% at December 31, 2004) per annum which is collateralized by the Company's cash and cash equivalents and flow through share proceeds.

At present the Company conducts substantially all of its activities in Canada with the majority of transactions denominated in Canadian dollars. The Company's management believes that fluctuations in interest rates and currency exchange rates in the near term will not materially affect the Company's consolidated operating results, financial position or cash flows as the Company has limited risks related to interest rate and currency exchange rate fluctuations.

As the Company is in a care and maintenance stage, it presently has no activities related to derivative financial instruments, derivative commodity instruments or hedging instruments.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

- Not Applicable -

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

- Not Applicable -

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

There are no material modifications to instruments defining the rights of holders of any class of registered securities and there is no general or specific effect on the Company's securities.

ITEM 15. CONTROLS AND PROCEDURES

Based on their evaluation as of as at December 31, 2004 of this Annual Report on Form 20-F, the Company's Chief Executive Officer and Officer acting in the capacity of the Chief Financial Officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15-d14(c) under the Securities Exchange Act of 1934 (the "Act")) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Act is recorded, processed, summarized and communicated to them as appropriate to allow timely decisions regarding required disclosure.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date of the recent evaluation performed by the Company's Chief Executive Officer and Officer acting in the capacity of the Chief Financial Officer including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16. RESERVED

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant's Board of Directors has determined that it does not have an independent audit committee financial expert serving on its audit committee. The Company plans to retain a financial expert to serve on the audit committee upon commencement of commercial production. Management believes that current board members have sufficient financial expertise to deal with operations at their current small scale.

ITEM 16.B. CODE OF ETHICS

The Registrant has not adopted a code of ethics that applies to the Chief Executive Officer and the Chief Financial Officer, as well as to all other staff. The Company believes that the Chief Executive Officer and Chief Financial Officer operate according to an acceptable but as yet undocumented code of ethics. The Company plans to codify ethical guidelines for its senior officers in the near future.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	For the fiscal year ended December 31
Principal Accountant Service (1)	2004	2003
Audit Fees	$33,612	$23,565
Tax Fees	$3,988	$2,000

A. Audit Fees

Audit fees were for professional services rendered by BDO for the audit of the Registrant's annual financial statements and services provided in connection with statutory and regulatory filing or engagements.

B. Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of tax compliance including the review of tax returns, and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, payroll tax and value added tax).

C. Pre-Approval Policies and Procedures

It is within the mandate of the Registrant's Audit Committee to approve all audit and non-audit related fees. The audit Committee has pre-approved specifically identified non-audit related services, including tax compliance, review of tax returns, documentation of processes and controls as submitted to the Audit Committee from time to time. The auditors also present the estimate for the annual audit related services the Committee from time to time. The auditors also present the estimate for the annual audit related services to the Committee for approval prior to undertaking the annual audit of the financial statements.

ITEM 16.D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

- Not Applicable -

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

- Not Applicable -

PART III

ITEM 17. FINANCIAL STATEMENTS

See the Audited Financial Statements listed in Item 19 Exhibits hereof and filed as part of this Annual Report. The Company's financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in material respects for the periods presented with United States GAAP, except as discussed in the notes to the financial statements. This Annual Report on Form 20-F includes the Company's audited financial statements for the years ended December 31, 2004 and 2003, including the following:

  Independent Auditor's Report of BDO Dunwoody LLP dated March 3, 2005.

  Consolidated Balance Sheets for the years ended December 31, 2004 and 2003.

  Consolidated Statements of Operations and Deficit for the years ended December 31, 2004, 2003 and 2002.

  Consolidated Statements of Cash Flows dated for the years ended December 31, 2004, 2003 and 2002.

  Summary of Significant Accounting Policies.

  Notes to Consolidated Financial Statements.

ITEM 18. FINANCIAL STATEMENTS

- Not Applicable -

ITEM 19. EXHIBITS

The following financial statements, related schedules and exhibits are included in this Form 20-F:
Exhibit Number	Description of Exhibit
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(A) of the Chief Executive Officer
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(A) of the Officer Acting in the Capacity of the Chief Financial Officer
13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Officer Acting in the Capacity of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Audited Financial Statements for the years ended December 31, 2004 and 2003

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing of Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUSAC GOLD MINES LTD.
(Registrant)

By:                      /s/ David H. Brett
              Name: DAVID H. BRETT
              Title: President and Chief Executive Officer

               DATE: June 29, 2006