Form 20-F
period 2005-12-31
CUSAC GOLD MINES LTD
filed 2006-07-18
CIK 768374

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this Shell Company report ______________________

Commission file number: 0-13548

CUSAC GOLD MINES LTD.
(Exact name of Registrant specified in its charter)

PROVINCE OF BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization)

911 – 470 Granville Street
Vancouver, British Columbia, Canada, V6C 1V5
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
COMMON SHARES, NO PAR VALUE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
51,300,133 common shares as of December 31, 2005

Indicate by check mark if the Registrant is a well known seasoned issuer as defined in Rule 405 of the
Securities Act.
Yes [   ]        No [X]

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Yes [   ]        No [X]

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d)
of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that
Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past
90 days.
Yes [X]        No [   ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or non-
accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the
Exchange Act.
[   ] Large Accelerated Filer           [   ] Accelerated Filer                [X] Non-Accelerated Filer

Indicate by check mark which financial statement item Registrant has elected to follow:
Item 17 [X]          Item 18 [   ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in
Rule 12b-2 of the Exchange Act):
Yes [   ]         No [X]

CUSAC GOLD MINES LTD.

FORM 20-F ANNUAL REPORT: AMENDMENT #1

GLOSSARY

Term	Definition

Act	Securities and Exchange Act of 1934

Amended Permit	Amended mining permit no. M-127 issued by the Ministry on June 13, 2005.

American Bonanza	American Bonanza Gold Corp., the resulting merged company between Taurus and the old American Bonanza Gold Corp.

APBO	Accounting Principles Board Opinion

Bain Mine	The underground openings and access to the Bain Vein for personnel, equipment, waste and ore movement.

BCA	Business Corporations Act (British Columbia)

BCCA	Company Act (British Columbia)

Canadian Act	Income Tax Act (Canada)

Canadian GAAP	Canadian Generally Accepted Accounting Principles

Cassiar Gold Camp	All gold occurrences in the Cassiar mountain range in the vicinity of the former town of Cassiar, Table Mountain and Jade City.

CICA	Canadian Institute of Chartered Accountants

ClearFrame	ClearFrame Solutions Inc.

Code	Internal Revenue Code of 1986, as amended.

Common Share Units

3,749,225 common share units of the Company issued in connection with the Private Placement completed on May 31, 2006, as described elsewhere in this document, at $0.24 per Common Share Unit, each unit consisting of one common share and one common share purchase warrant exercisable within 12 months at $0.35 per share.

Convertible Debentures

813 convertible debentures of the Company issued in connection with the Private Placement completed on May 31, 2006, as described elsewhere in this document, priced at $3,750 per Convertible Debenture, maturing in 18 months and bearing interest at a rate of 11% per annum paid semi-annually and are convertible into shares at $0.305 per share. The purchasers of the Convertible Debentures also received 6,147 warrants with each Debenture purchased. The warrants accompanying the Debenture are not exercisable until the Company obtains the approval of its shareholders for the Debenture warrants. Thereafter, each Debenture warrant entitles the holder to purchase a common share at $0.35 per share expiring May 31, 2007. If the shareholders do not approve the warrants accompanying the Debentures by the close of business on July 30, 2006, the Debentures will bear interest at 15% per annum.

CRA	Canada Revenue Agency

Cusac	Cusac Gold Mines Ltd.

Cusac Mill	Cusac’s Mill on the Property.

Cyprus	Cyprus Canada Inc., subsidiary of Cyprus Amax Minerals.

Demand	Demand Gold Ltd., formerly Demand Technologies, Inc.

ECFZ	Erickson Creek Fault Zone

EIC	Emerging Issues Committee

Employment Agreement	Agreement dated January 1, 1988 made between Cusac and Guildford H. Brett, as amended.

Energold	Energold Minerals, Inc.

Erickson	Erickson Mining Corporation

FASB	Financial Accounting Standards Board

Term	Definition

Flow-Through Units
6,657,500 flow-through units of the Company issued in connection with the Private Placement, completed on May 31, 2006, as described elsewhere in this document, at $0.27 per Flow-Through Unit, each unit consisting of one flow-through share and one half of one common share purchase warrant exercisable within 12 months at $0.35.

Gold Certificate

A certificate evidencing the right of the holder of a Series A Convertible Preference Share in the capital of the Company, subject to the Articles of the Company, to receive from the Company upon presentation 0.0625% of one troy ounce of 0.995 fine gold.

ICA	Investment Canada Act

Investor	A person who acquires one or more common shares of the Company.

IRS	Internal Revenue Service

LTIP	Long-term incentive plan.

Main Mine	The underground openings and access to a number of Veins located on the north slope of a Table Mountain that were worked on during primarily the 1980s.

MHG Vein	Michelle High Grade Vein

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

Mineral Resource

Concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

Ministry	BC Ministry of Energy and Mines

NSR

Net Smelter Royalties, a set percentage of metal, such as gold, that is processed from any mining that may occur on a claim. A 5% NSR would be considered very high and 0.5% NSR very low. Most NSR range between 1-3%.

OTCBB	Over-The-Counter Bulletin Board

Placer	Gold and or other minerals found in and extractable from alluvial materials such as steam beds, gravels, sands, or other media found above bedrock.

Plan	Cusac’s stock option plan.

Plaza	Plaza Mining Corporation

Prefeasibility Study	Preliminary feasibility study related to the East Bain Vein and the Rory Vein.

Private Placement

Private Placement completed on May 31, 2006 issuing 3,749,225 Common Share Units” at $0.24 per Common Share Unit for proceeds of $899,814; 6,657,500 Flow-Through Units at $0.27 per Flow-Through Unit for proceeds of $1,797,525; and 813 Convertible Debentures at $3,750 per Convertible Debenture for proceeds of $3,048,750.

PCPs	Pre-Existing Company Provisions

Property	The Table Mountain gold property located in the Cassiar Mining District of the Liard Mining Division in Northern British Columbia.

Term	Definition

Registrar	Registrar of Companies (British Columbia)

SAR	Stock Appreciation Rights

2006 Share Option Plan	Cusac’s 2006 stock option plan.

Spot Price

On any Spot Price Determination Date, the London, England afternoon fixing price on such date, expressed in United States dollars, on the London gold bullion market as specified on Telerate page 405 for one troy ounce of 0.995 fine gold or if, in the opinion of the Company’s bankers, such afternoon fixing price cannot be determined, an amount determined by the Company’s bankers as the arithmetic mean of bid prices (expressed in United States dollars) for one troy ounce of 0.995 fine gold at or about 4:00 p.m. (London time) quoted to it by five institutions involved in the buying and selling of gold (disregarding the highest and lowest of such bid prices), or otherwise as determined by the Company’s bankers using such other method as they may consider to have become customary or other otherwise to be appropriate for determining the price of gold in London, or if the price of gold in London cannot be determined, in the City of New York.

Spot Price Determination Date	Each of March 31, June 30, September 30 and December 31, as the case may be, in each year.

SFAS	Statement of Financial Accounting Standard

Table Mountain Gold Mine

The totality of all the veins that have supplied ore to the Company’s mill over the years that are located on claims that make up the Property. In the past, different companies operated some of the veins making up the present day Table Mountain Gold Mine as separate operations. Now that all of these claims are compiled into the Company’s sole ownership, all the ore sources comprise one single mine. The Taurus II project, however, is not considered to be part of the Table Mountain Gold Mine, as that area has not historically provided ore to the mill and is not expected to as it is a potential open pit style gold mine.

Taurus	International Taurus Resources Ltd.

Taurus Mining Venture Agreement	Agreement made on or about January 1995 between Cusac, and Cyprus regarding a portion of the Table Mountain Gold Property.

Taurus Project	Group of claims approximately 15 square miles consisting of mineralized zones that straddle the boundary of claims held by Taurus; situated to the north of the Property.

Total	Total Energold Corporation, a subsidiary of Total Compagnie Français des Petroles.

Transfer Agent	Pacific Corporate Trust Company

Treaty	Canada-United States Income Tax Convention (1980)

US GAAP	United Stated Generally Accepted Accounting Principles

VIEs	Variable interest entities

Warrant

A common share purchase warrant of the Company comprised in the Common Share Units and the Flow-Through Units, each Warrant entitling the holder to acquire one common share of the Company at a price of $0.35 within 12 months of the Private Placement completed on May 31, 2006, as described elsewhere in this document.

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

PART I

ITEM 1. DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

– Not Applicable –

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

– Not Applicable –

ITEM 3. KEY INFORMATION

3.A.1. Selected Financial Data

The financial data found herein for the years ended December 31, 2005 to 2001 and elsewhere in this Annual Report are taken from our financial statements, which have been prepared according to Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) and have been examined by BDO Dunwoody LLP, independent chartered accountants.

You should read the attached Consolidated Financial Statements and refer to “Item 5: Operating and Financial Review and Prospects”.

Below and in Note 15 to our Consolidated Financial Statements provides descriptions of the principal differences between Canadian GAAP and United States Generally Accepted Accounting Principles (“US GAAP”) as they relate to us and reconciliation of US GAAP to our Consolidated Financial Statements.

Unless otherwise indicated, all financial data presented below is in Canadian dollars.

Table No. 3
Selected Financial Data in accordance with Canadian GAAP
for Five Years Ended December 31, 2005

			Year Ended
	2005	2004 (a)	2003(a) , (b)	2002(b)	2001(b)
Production Revenue		-		-
Production Costs		-	-	-
Administration & Amortization	$686,949	$703,398	$1,033,813	$817,295	$339,673
Exploration Expense	$949,945	$1,120,152	$446,176	$330,668	$174,404
Future Income Taxes Recovery	$(105,567)	$(256,464)	-	-	-
Operating Loss	$(1,636,894)	$(1,823,550)	$(1,479,989)	$(1,155,963)	$(514,077)
Net Loss	$(1,562,307)	$(1,692,229)	$(1,465,121)	$(1,192,847)	$(446,239)
Loss per share	$(0.03)	$(0.04)	$(0.04)	$(0.04)	$(0.02)
Net Assets	$1,578,281	$2,070,627	$3,121,004	$2,321,253	$1,852,767
Total Assets	$3,047,061	$3,374,820	$3,970,972	$2,842,118	$2,416,123
Capital Stock	$21,005,419	$20,038,558	$19,404,606	$17,454,916	$16,168,748

(a)

As further discussed below and in the audited financial statements hereto, the Company’s 2005 and 2004 results reflect the expensing of stock options in accordance with generally accepted accounting principles in Canada promulgated during 2002.

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

Accounting for Unrealized Losses on Long-term Investments

Canadian GAAP requires long term investments to be recorded at cost and written down to reflect permanent impairments in value. Writedowns are recorded in the Statement of Operations. US GAAP would require the Company’s long-term investments (available-for-sale securities) to be recorded at fair value in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. Unrealized gains and losses are recorded as other comprehensive income which is a separate component of shareholders’ equity, except for declines in fair value that are determined to be other than temporary. These declines in value are charged to the Statement of Operations. The gross unrealized gains of $61,027 during 2005, described in Note 2 to our consolidated financial statements are, in management’s opinion, temporary.

Writedowns recorded under Canadian GAAP reflect those that are believed to be permanent in nature.

Stock option compensation

Under Canadian GAAP, prior to the accounting change in 2004 the Company accounted for all stock-based compensation issued on or after January 1, 2002 to non-employees using the fair value based method and recognized no compensation expense for stock-based awards to employees. The effect of retroactively applying the fair value based method of stock-based compensation to options granted to employees and restating the consolidated financial statements rather than the previously noted intrinsic method was to increase the net loss for 2003 by $8,025 for options granted in 2003, and to increase the accumulated deficit as of December 31, 2003 by $23,368.

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R), “Share-Based Payment” SFAS No. 123(R) requires the Company to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. In addition, SFAS No. 123(R) requires additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. For public entities that do not file as a small business issuer, SFAS No. 123(R) is effective for the first interim or annual reporting period beginning after June 15, 2005.

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

SFAS No. 123, “Accounting for Stock-Based Compensation”, requires the Company to record compensation to “non-employees” using the fair value based method prescribed therein similar to accounting principles in effect in Canadian GAAP for the years ended December 31, 2003.

Other Stock Based Compensation

During 2005, the Company incurred costs of $63,275 relating to the issue of 453,824 common shares as compensation to agents in connection with the issuance of common share units of the Company. Under both Canadian and US GAAP, the value of these shares was charged to share capital as share issuance costs. Thus, the net effect on the Company’s share equity is $Nil.

In 2004, 226, 923 agent warrants were issued in connection with various private placements of the Company’s common stock during the year. Under Canadian GAAP, no value was assigned to these warrants granted to agents in connection with the private placements described in Note 7 to our consolidated financial statements. Under US GAAP, these 226,923 agent warrants were valued on the closing date of the private placement using the Black Scholes option pricing model with the following weighted average assumptions:

2004

Risk-free rate	3.06%

Dividend yield	Nil%

Volatility factor of the expected market price of the Company’s common shares	89%

Weighted average expected life of the options (months)	12

The value of the warrants issued during 2004 was approximately $11,126 which was charged against share capital as share issuance costs. The net effect on the Company’s shareholder’s equity is $Nil.

The agent warrants issued during the year ended December 31, 2004 once exercised provide the agent with a unit which consists of one common share and warrants as outlined in Note 7 to our consolidated financial statements. The value of the additional warrants is not determinable and thus not measured until they are issued at which time the value will be charged against share capital as share issuance costs, such that the net effect will be $Nil on the Company’s shareholder’s equity.

Flow-through Shares

Under Canadian income tax regulations, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issuance of flow-through shares using the deferral method in accordance with Emerging Issues Committee (“EIC”) No. 146 under Canadian GAAP. At the time of issue, the funds received are recorded as share capital and upon renunciation to the shareholders, the Company reduces share capital and records a temporary future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where the Company has sufficient available tax loss carryforwards or other deductible temporary differences available to offset the renounced tax deduction, the realization of the deductible temporary differences is credited to income in the period of renunciation. As at December 31, 2005, the Company renounced $302,831 (2004 - $720,000) in expenses and recorded, under Canadian GAAP, an income tax recovery of $105,567 (2004 - $256,464).

For US GAAP, the proceeds of the sale of flow-through shares should be allocated between the offering of shares and the sale of tax benefits. The allocation is calculated based on the difference between the quoted market value of the Company’s shares and the proceeds received and a liability is recognized for this difference. The liability is reversed upon renunciation and a deferred tax liability is recognized. The difference between the liability recognized at the time of issuance and the deferred tax liability will be included as income tax expenses. As the flow-through units were sold for proceeds equal to the quoted market value of the Company’s common shares, no liability was recognized for all the periods presented.

Also under US GAAP, as the 2004 flow-through units, which consisted of one flow-through share and one warrant, were issued to the Company’s President and certain directors, compensation expense of $50,199 based on the fair value of the warrants and the renounced tax benefit should be recognized in the Statement of Operations. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: risk free rate – 2.51%; dividend yield – Nil%; expected volatility of 96%; and weighted average expected life of 1 year.

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

Asset Retirement Obligation

The Company adopted Canadian Institute of Chartered Accountants (“CICA”) 3110, “Asset Retirement Obligations” under Canadian GAAP effective January 1, 2004. For US GAAP, the Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” as at January 1, 2003. At that time, the Company estimated that the costs of the reclamation of the Table Mountain Mine site would be covered by the bonds held by the Company for such purposes. As a result, no asset retirement liability was accrued as at December 31, 2003. During 2004, the Company received additional information regarding the required reclamation, decommission and clean-up activities and during 2005, the Company re-evaluated the accrual for asset retirement obligation and increased their estimated costs to a total of approximately $705,000 (2004 - $500,000). This change in estimate resulted in the recognition of additional asset retirement obligations and a corresponding capitalization to the resource property as at December 31, 2005 under US GAAP of $251,633 (2004 - $342,288), resulted in an asset retirement obligation of $609,324 (2004 - $342,288), being the discounted present value of the approximated reclamation costs. At the end of 2005, the Company evaluated the future recoverability of its resource property and wrote down the carrying amount of the resource property by the full amount of the additional asset retirement obligations of $251,633 under both Canadian and US GAAP (2004 - $342,288 under US GAAP).

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

The impact of the above on the financial statements is as follows:

	2005	2004	2003
			(Restated)
Net loss per Canadian GAAP	$(1,562,307)	$(1,692,229)	$(1,465,121)
Adjustments related to:
Stock based compensation	-	-	8,025
Loss on settlement of debt	-	-	-
Income tax recovery of flow through shares	(105,567)	(256,464)	-
Compensation expense on warrants and
renouncement of tax benefit	-	(50,199)	-
Asset retirement obligation	-	(342,288)	-
Accretion expense	-	-	14,105

Net loss per US GAAP	(1,667,874)	(2,341,180)	(1,442,991)
Unrealized gains (losses) on investments	94,080	30,960	14,414

Comprehensive loss per United States GAAP	$(1,573,794)	$(2,310,220)	$(1,428,577)
Loss per share per US GAAP
Basic and diluted	$(0.03)	$(0.06)	$(0.04)

Shareholders’ equity per Canadian GAAP	$1,578,281	$2,070,627	$3,121,004
Adjustment related to:
Asset retirement obligation		-	327,548
Accumulated comprehensive loss - unrealized
loss on investments	61,027	(33,053)	(64,013)

Shareholders’ equity per US GAAP	$1,639,307	$2,037,574	$3,384,539

There were no differences between assets, liabilities and the cash provided by and used in operating, financing and investing activities under Canadian and U.S. GAAP.

3.A.3. Currency and Exchange Rates

The noon rate of exchange on June 26, 2006 as reported by the Bank of Canada, for the conversion of Canadian dollars into U.S. dollars was Cdn$1.1239 per U.S.$1.00 (Cdn.$1.00 equals $0.8898) .

	Monthly High (1)	Monthly Low (1)
June 2006	0.9060	0.8857
May 2006	0.9065	0.8869
April 2006	0.8937	0.8496
March 2006	0.8811	0.8513
February 2006	0.8773	0.8610
January 2006	0.8730	0.8479
December 2005	0.8672	0.8508

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

		Year Ended December 31,
	2005	2004	2003	2002	2001
High	0.8682	$0.8537	$0.7867	$0.6583	$0.6669
Low	0.7876	$0.7141	$0.7061	$0.6231	$0.6279
Average	0.8254	$0.7683	$0.7136	$0.6369	$0.6460
Period End	0.8598	$0.8300	$0.7738	$0.6329	$0.6279

3.B. Capitalization and Indebtedness

– Not Applicable –

3.C. Reasons for the Offer and Use of Proceeds

– Not Applicable –

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

Going Concern Uncertainty. The Company is an exploration stage company with no history of profitability. There can be no assurance that the operations of the Company will be profitable in the future. The Company has limited financial resources and will require additional financing to further explore, develop, acquire and retain its property interests and if financing is unavailable for any reason, the Company may become unable to acquire and retain its mineral concessions and carry out its business plan. These circumstances raise doubt about our ability to continue as a going concern, as described in the comments by our independent auditor for U.S. Readers on Canada – U.S. reporting difference on the December 31, 2005 and 2004 consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Potential Dilution of Shareholder’s Equity. It is likely that to obtain necessary funds, the Company will have to sell additional securities, including, but not limited to, its common shares or by other means, the effect of which would result in a substantial dilution of the present equity interests of the Company’s shareholders.

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

Nature of Business. The validity of mining claims is often uncertain and may be contested. In accordance with mining industry practice, the Company has surveyed the key claims of the known resources located within its properties. However, the boundaries of some of the Company’s mining properties have not been surveyed, and, therefore, in accordance with the mining laws of British Columbia, the precise location and area of these mining properties may be in doubt and could be the subject of competing claims. Title insurance is unavailable in Canada. The bulk of the Company’s claims have been held for at least 20 years, during which time there have been no disputes as per the Company’s knowledge. However, there is no assurance that these claims will not be contested in the future.

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

Fluctuations of Currency. The Company’s products such as gold and base metals are traded in US dollars. It is subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company does not engage in currency hedging activities.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

General

Cusac Gold Mines Ltd.’s (the “Company”; “Cusac”), principal place of business and registered and records office is Suite 911 - 470 Granville Street, Vancouver, British Columbia, V6C 1V5, telephone number (604) 682-2421 and facsimile number (604) 682-7576. The Company’s website address is www.cusac.com and e-mail address is info@cusac.com. The Company’s contact person is Mr. David H. Brett, Director, President and Chief Executive Officer of the Company. The Company’s fiscal year ends December 31.

The Company is engaged in the business of acquisition, exploration, development and mining of precious metal resource properties. The primary focus of the Company is the production of gold from operations at the Table Mountain Gold Property (Table Mountain) located in the Cassiar Mining District of the Liard Mining Division in Northern British Columbia.

The Common shares of the Company trades on the Toronto Stock Exchange under the symbol “CQC” and the NASDAQ Over-The-Counter Bulletin Board (“OTCBB”) under the symbol “CUSIF”. The Company was accepted for trading on the OTCBB in July 1980. On August 20 1998, NASDAQ chose to delist the Company's securities from trading for the sole reason that the price for the Company’s common stock had not maintained a bid price of US$1.00 in keeping with a newly implemented rule. At the time of the determination, Cusac was and remains in compliance with all other NASDAQ rules. The Company’s common stock continues to trade on the OTCBB. In addition, Cusac remains a reporting company under the United States Securities and Exchange Commission rules and its common stock continues to trade on the Toronto Stock Exchange.

Incorporation, Name Changes and Authorized Capital

The Company was incorporated pursuant to the laws of the Province of British Columbia on November 19, 1965 as a limited company under the name “Glen Copper Mines Limited” with an authorized capital of 3,000,000 shares without nominal or par value with a maximum price of $1.00 by registration of its Memorandum and Articles. On March 14, 1966, the Company converted itself from a private company to a public company. On May 17, 1993, the Company increased its authorized capital to 4,000,000 shares without nominal or par value with a maximum price of $1.00. On January 18, 1974, the Company changed its name to “Cusac Industries Ltd.” and reduced its authorized capital to 3,000,000 shares without par value. On May 9, 1978, the Company increased its authorized capital to 10,000,000 shares without par value. On September 9, 1992, the Company increased its authorized capital to 100,000,000 shares without par value. On December 6, 1994, the Company amended its authorized capital to consist of 105,000,000 shares divided into 100,000,000 common shares without par value and 5,000,000 preference shares without par value. On July 17, 1995, the Company changed its name to “Cusac Gold Mines Ltd.” and amended its authorized capital to consist of 105,000,000 shares divided into 100,000,000 common shares without par value and 5,000,000 preference shares without par value of which the first series, consisting of 250,000 shares, is designated Series A convertible Preference Shares.

The Company has 51,300,133 common shares issued and 51,296,133 common shares outstanding as of December 31, 2005.

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

In January 1993, the Company acquired all of Energold’s property interests at Table Mountain, that included Energold’s 300-ton per day mill, various buildings at the site, sundry mining equipment, various vehicles, substantial historical mining data and other capital goods in exchange for the issuance of 2,032,229 shares of the Company’s common stock at a deemed value of $1.2 million. Since that acquisition, the Company has invested approximately $7 million in developing ore reserves and improving the mining facilities.

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

In June of 1994, to fund further exploration on a portion of the Table Mountain property, the Company granted Demand Gold Ltd. (formerly Demand Technologies, Inc., hereinafter “Demand”), a British Columbia corporation having certain officers and directors in common with the Company), an Option to acquire a 50% interest in 30.2 square miles of the property. Subsequent to December 31, 1997, the option expired.

In January of 1995, the Company entered into a Mining Venture Agreement (the “Taurus Mining Venture Agreement”) with Cyprus Canada Inc., a subsidiary of Cyprus Amax Minerals of Denver, Colorado (“Cyprus”) regarding a northern portion of the Table Mountain Property consisting of a group of claims comprising approximately 15 square miles of ground known as the Taurus Project (the “Taurus Project”). The Taurus Project consists of mineralized zones that straddle the boundary of claims held by International Taurus Resources Inc. and Cusac.

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

Since 1997, the Company has suspended mine operations and has entered into a “care and maintenance” mode with regards to the Table Mountain Mine, except for a brief production run in 1999, due to the low gold prices in the late 1990’s and early 2000’s and difficulty in raising capital. In recent years the price of gold has increased and the Company has been able to raise equity funding for exploration, as outlined in detail below. As of the date of filing of this Annual Report, preparations for commercial production are underway, as management has raised sufficient funds (see “Recent Financing” below) to restart mining operations. As outlined below, the Company completed in Q1 2005 an independent Preliminary Feasibility Study relating to gold reserves at the Table Mountain Gold Property that indicates the economic viability of recommencing operations and a requirement for CDN$3.7 million start-up funds.

Recent Financing

Subsequent to the end of 2005, the Company completed a private placement on May 31, 2006 (the “Private Placement”) and issued: 3,749,225 common share units (the “Common Share Units”) at $0.24 per Common Share Unit for proceeds of $899,814; 6,657,500 flow-through units (the “Flow-Through Units”) at $0.27 per Flow-Through Unit for proceeds of $1,797,525; and 813 convertible debentures (the “Convertible Debentures”) at $3,750 per Convertible Debenture for proceeds of $3,048,750. The proceeds from the Private Placement totalled $5,746,089.

The Common Share Units consist of one common share and one warrant to purchase an additional common share for 12 months at $0.35 per common share (a “Warrant”). The Flow-Through Units consist of one flow-through share and one half of one Warrant. The Convertible Debentures bear interest at a rate of 11% per annum (calculated and payable semi-annually), mature in 18 months, and are convertible into common shares at a price of $0.305 per share. The purchasers of the Convertible Debentures also received 6,147 detachable warrants with each Convertible Debenture purchased. The Company issued a total of 4,997,511 detachable warrants in connection with the Convertible Debentures. The warrants accompanying the Debentures are not exercisable until the Company obtains the approval of its shareholders. Thereafter, each detachable warrant entitles the holder to purchase a common share at $0.35 per share expiring May 31, 2007. If the shareholders do not approve the warrants accompanying the Debentures by the close of business on July 30, 2006, the Debentures will bear interest at 15% per annum. The Convertible Debentures are secured by a first charge against all the assets of the Company. All shares issued pursuant to this Private Placement together with any shares issuable on the conversion of debentures and exercise of warrants have a hold period in Canada expiring October 1, 2006.

In connection with the Private Placement, M Partners Inc. and Oberon Securities, LLC were to be paid a cash commission and to receive brokers warrants. M Partners Inc. was paid a cash commission of 7% and received brokers warrants to purchase such number of common shares as is equal 7% of all the units sold, at a price of $0.24 exercisable for a period of 18 months from closing. The issuance of 101,548 warrants to Oberon Securities, LLC, each warrant entitling Oberon Securities, LLC to purchase a common share of the Company at a price of $0.305 per share exercisable for 18 months, is subject to the approval of the Company’s shareholders.

Proceeds from the Private Placement will be used for exploration and development of the Table Mountain Property, and includes $3,700,000 recommended by the Preliminary Feasibility Study for recommencement of production at the Table Mountain Gold Mine.

Sources of Funding Requirements

Subsequent to the suspension of continuous mining activities at Table Mountain Gold Property in 1998, the Company’s operations have been financed primarily through the sale of common shares and related party advances. The Company anticipates that the funds raised in the May 31 Private Placement described above will be sufficient to bring the Company to positive cash flow from operations, possibly making the Company profitable. However, no assurances can be given as factors such as mining conditions, delays due to government regulation, difficulty obtaining staff and equipment, and other risks could result in additional funding being required. The Company may need to obtain additional funding to pursue its exploration and developmental activities during the next fiscal year and there is no guarantee that these funds will be available to the Company. See “Item 3.D.—Key Information – Risk Factors”. The Company’s inability to raise additional capital to fund operations through the remainder of this year and through the next fiscal year would have a detrimental effect on the Company’s viability and capability to pursue its operational activities.

No assurance can be given that the proceeds of the private offering of the Company’s securities described above will provide sufficient funds to undertake all of the Company’s exploration and/or production activities for the next twelve months. Failure to obtain such financing could be detrimental to the success of the Company’s operations.

4.C. Organizational structure

The Company has one inactive wholly-owned subsidiary, Gulf Titanium Inc., incorporated pursuant to the laws of the State of Montana.

4.D. Property, Plant and Equipment

Office Space

The Company subleases its office space on a month-to-month basis at 911 - 470 Granville Street, Vancouver, British Columbia, V6C 1V5 pursuant to an agreement with Equitable Real Estate. The monthly rental payment is $2,872.99.

The Table Mountain Gold Property

Acquisition of Interest

The Table Mountain Gold Property (the “Property”) consists of “hard rock claims” pertaining to bedrock and a few “placer claims” pertaining to the sand, gravel and soil above the bedrock. The Property is comprised of mostly contiguous mineral claims over approximately 14,000 hectares (5,100 acres). Such mineral claims were acquired and assembled together by staking, outright purchase or through option-to-purchase agreements. The Company acquired the claims that make up the Property over a long period of time starting in the 1970s. All of the claims that make up the Property are now owned outright by the Company, with some claims subject to net smelter royalties (“NSR”) or net profit interests. A list of the claims are as follows:

TENURE #	CLAIM NAME	REGISTERED OWNER	EXPIRY DATE	AREA
221632	Sun	105981	2008/JUN/30	200.00
221633	Up	105981	2008/JUN/30	125.00
226156	Red hill No. 5	105981	2008/JUN/30	25.00
226157	Red hill No. 6	105981	2008/JUN/30	25.00
226193	Jennie extension #4	105981	2008/JUN/30	25.00
226194	Jennie extension #1	105981	2008/JUN/30	25.00
226195	Jennie extension #2	105981	2008/JUN/30	25.00
226196	Jennie extension #3	105981	2008/JUN/30	25.00
510750	-	105981	2008/JUN/30	1009.49
510751	-	105981	2008/JUN/30	132.31
510766	-	105981	2008/JUN/30	744.17
510768	Ole' 1-9	105981	2008/JUN/30	148.81
511229	-	105981	2009/JUN/30	496.46
511346	-	105981	2009/JUN/30	430.59

TENURE #	CLAIM NAME	REGISTERED OWNER	EXPIRY DATE	AREA
511352	Reder 1-10	105981	2008/JUN/30	165.55
511359	-	105981	2008/JUN/30	777.50
511365	-	105981	2008/JUN/30	1407.70
511368	Grab 1-2	105981	2008/JUN/30	33.10
511371	-	105981	2008/JUN/30	265.06
511380	-	105981	2008/JUN/29	1226.94
511385	-	105981	2008/JUN/30	1243.581
511387	Tracker 1-20	105981	2008/JUN/30	364.83
511394	Easter 1-25	105981	2008/JUN/30	414.34
514057	-	105981	2008/JUN/30	995.13
514088	-	105981	2008/JUN/30	912.74
514497	-	105981	2008/JUN/30	911.94
514508	-	105981	2008/JUN/30	149.14
514509	-	105981	2008/JUN/30	49.72
514937	-	105981	2008/JUN/30	446.96
514939	-	105981	2008/JUN/30	496.92
514943	-	105981	2008/JUN/30	381.10
514944	-	105981	2008/JUN/30	579.69
514945	-	105981	2008/JUN/30	264.92
517020	NC3	105981	2008/JUN/30	16.54
517048	Aurex	105981	2008/JUN/30	33.08
517063	Argold	105981	2008/JUN/30	33.10
517075	Olew	105981	2008/JUN/30	16.54
517092	Olee	105981	2008/JUN/30	99.22
517109	Watt	105981	2008/JUN/30	33.12
517124	Amp	105981	2008/JUN/30	33.11

The Company began staking claims on the Property in the 1970s. In 1984, Total Energold Corporation (“Total”), a subsidiary of Total Compagnie Français des Petroles, a major French Oil company, a company with adjoining claims hosting a producing gold mine, entered into an agreement with the Company to acquire a majority interest to the claims on the Property, subject to a 40% Net Profits Interest. However, in 1992, after Total had been shut down for a few years, the Company acquired all of Total’s interests in the Property in exchange for 2,032,229 common shares in the capital of the Company. Consequently, the Company became the owner of 100% in the vast majority of the claims that now make up the Property. A more detailed chronology of events leading to the Company’s ultimate ownership of the claims on the Property can be found under the section “History and Previous Work”.

The Company’s primary interest is in gold resources that are typically in the mountains and not in the low-lying areas where placer mining takes place. The Company is not interested in gold that may be contained in gravel or loose material in creeks and drainages as these deposits are typically difficult to quantify and hence challenging to ascertain the economic viability of a given claim. Private individuals with small operations have been known to work some of the placer claims that in some places overlap the Company’s hard-rock claims.

Title

The Company’s rights in the Property consist of full and fractional mineral claims and Crown Grants. In British Columbia, “Free Miner’s Certificate” holders may freely claim mineral rights, now done completely through an online system, on areas open to staking under the Mineral Tenure Act, subject to paying prescribed fees and performing a minimum amount of work each year (or pay cash in lieu of such work).

The Company’s hard rock mineral claims expire in 2008 and may be renewed automatically provided that the regulatory minimum investment in assessment work is duly filed with the appropriate provincial authorities each year. Crown Grants are acquired as a fee simple interest in the minerals in perpetuity granted to the holder. Once obtained, no further work or filings are required to keep Crown Grants in good standing except for the payment of taxes. Presently the Company has performed sufficient work such that the Property is in good standing with the government until the year 2008. Work currently underway will provide additional credits that the Company plans to apply, likely extending the expiry dates of the claims several more years into the future.

Location

The Property is situated in northern British Columbia, 115 km southwest of Watson Lake, Yukon Territory, and 120 km northeast of Dease Lake, British Columbia (see Figure 1). The Table Mountain Gold Property is located in the Cassiar Mining District of the Liard Mining Division of British Columbia (see Figure 2).

Figure 1. Table Mountain Gold Property.

Figure 2. Table Mountain Gold Property – Provincial Location Map.

Accessibility, Climate, Infrastructure and Physiography

Accessibility

The Property is accessible via Highway 37, a major access route from British Columbia to the Yukon and Alaska, which is maintained and kept open all year. The small town of Dease Lake, 120 km south of the Property, has an airport with regularly scheduled air service. Watson Lake in the Yukon, which is 115 km northwest of the Property via Highway 37 and Alaska Highway, only has charter air service available.

One can reach the Property either directly by car or first by plane to Dease Lake or Whitehorse, Yukon followed by a drive on Highway 37 or the Alaska Highway. The abandoned town of Cassiar is northwest of the Property and the unincorporated settlement of Jade City is on Highway 37 at the road entrance to Cusac’s mine’s (the “Cusac Mine”) facilities. Numerous secondary haul roads, accessible by two-wheel-drive vehicles, connect to all parts of the Property from Highway 37. Four-wheel-drive and off-road vehicles are required to access more remote areas of the Property where roads or trails are in poor condition.

Climate

The climate is characterized by short warm summers and long cold winters. Underground mining, which is most common, can be conducted year round, and small open pit mining, which is less common, is conducted in the summer months.

Infrastructure

Existing infrastructure on the Property is well able to support the type of historic underground mining operations but, except for favourable road access, no infrastructure is currently in place to support a large scale open pit mining operation envisaged at the areas known as Taurus and Taurus II (see Figure 3 for location of these areas). The

Company’s underground operational infrastructure is well established with defined reserves outlined (see below) whereas the Property’s open pit mining is considered exploratory in nature.

The mill on the Property (the “Cusac Mill”) was constructed in 1986 and was last operated in 1999. The Company estimates that it will need to spend $50,000 on repairs and maintenance to restart operations at the Cusac Mill. According to its 2005 preliminary feasibility study on the Property (the “Prefeasibility Study”), the Company estimated that approximately $765,000 must be spent on infrastructure, before recommencing gold production.

There are two tailings disposal facilities, one of which has been partially reclaimed. Deposits of material from placer mining are present along McDame Creek. In 2004, management of the Company estimated asset retirement obligations totalling approximately $500,000 (consisting of estimated annual payments of approximately $50,000 for a period of 10 years) based on its understanding of the requirements to reclaim, decommission and clean up the Table Mountain Mine. Subsequent to the end of the period, on June 13, 2005, the BC Ministry of Energy and Mines (the “Ministry”) issued M-127, an amended mining permit, (the “Amended Permit”) to the Company, whereby the Company must complete, to the satisfaction of the Ministry, reclamation work in the order of $705,000 when the Table Mountain Gold Mine closes. Under the Amended Permit, the Company is required to pay a bond payment of an additional $150,000 per year by December 31 of each year for three years and $140,556 in the fourth year, for an aggregate total of $705,000. The Company obtained from the Ministry an extension of time to June 1, 2006 to place the $150,000 required at December 31, 2005, which was completed on time. The Amended Permit provides that the Company may reduce the liability of the annual bond increase amount by performing required reclamation work. Work permits are required on an as-needed basis in advance of the work being conducted.

Physiography

Valleys on the Property are comprised of shallow lakes and swamps with thick, stunted growths of pine and spruce. Treed areas on the Property extend upland where they give way to open brush and alpine meadows. Although the surrounding mountainous areas are rugged, much of the Property has rolling topography. Placer workings extend from McDame Lake to McDame Creek for about 20 km.

History and Previous Work

Chronology

In 1934, the first gold-bearing quartz veins were found in Quartzrock Creek. Following this, numerous veins were discovered and many claims were staked. The higher-grade portions of these veins were exploited by small-scale mining over the next forty years. At one point, half-a-dozen abandoned mill sites with capacities of less than 12 tons per day existed in the area. Well-known individuals that played an important role in the early years include John Vollaug, Hans Ericksen, J.R. Boulton, John Hope, F. Callison, Pete Hamlin, and Fred and Guilford Brett. Cusac’s interest in the area began with the prospecting efforts of Fred and Guilford Brett who formed Glen Copper Mines Ltd., which evolved into Cusac Industries Ltd., and in 1995, Cusac Gold Mines Ltd. At present, the Company’s mineral claims cover the entire Cassiar Gold Camp.

In 1978, Agnes and Jennie Mining Company Limited and Nu-Energy Development Corp., which later amalgamated to become Erickson Gold Mining Corporation (“Erickson”), commenced the first large scale production from the Jennie Vein in the Main Mine (see Figure 3 for the location of the various veins on the Table Mountain Gold Property). In 1979 and 1980, Cusac conducted work in the area of the Cusac Mine. During 1980, Plaza Mining Corporation (“Plaza”) commenced open pit production from the eastern portion of the Vollaug Vein. Between 1978 and 1984, development of the Main Mine (also known as the Erickson Mine) was expanded to include workings on four main levels to exploit the Jennie, Maura, Alison, and Bear Veins. Esso Resources Canada Limited conducted exploration around the Main Mine in the early 1980s.

Figure 3: Schematic Longitudinal Section of the Table Mountain Gold Property.

Exploration around Quartzrock Creek by United Hearne Resources Limited in the late 1970s lead to the commencement of production at the Taurus Mine in 1981, which continued until 1988. At the same time, Sable Resources Ltd. and Plaza Resources Ltd. developed underground workings on the east side of 88 Hill, which is in the area marked “Taurus” on Figure 3 and within the area called “Taurus Project” on Figure 1 above.

In 1982, Cusac discovered and conducted minor work on several veins at Pooley Creek. In 1983, Erickson commenced production from the Troutline Mine at the eastern end of the Vollaug Vein and from various open pits along the Vollaug Vein. In the following year, Cusac optioned its property to Erickson (which had acquired Plaza in the previous year) and continued to expand its property holdings.

In 1985, Total commenced production from the Eileen Vein (which is part of the “Cusac” area on Figure 3 above) in the Cusac Mine and, in 1986, discovered additional veins in the area. During 1988, Total started work on level 10, a 2.5 km drift to access the Michelle High Grade Vein (also part of the “Cusac Mine”) (the “MHG Vein”), which could not be accessed from the Cusac Mine because of high water flows. Production from the Cusac Mine and Main Mine ceased, with only minor production continuing on the Vollaug Vein. Work on level 10 ceased in 1989 due to high costs and high water flows.

In 1991, as Total wished to divest itself of all North American mineral assets, Cusac purchased all such assets, free and clear of any royalties and re-opened the Cusac Mine. In 1993, Cusac commenced production on the Bain Vein (the “Bain Mine”). During the development of the Cusac decline to the MHG Vein, the Big Vein, both part of the Cusac Mine on Figure 3, was defined and mined. Mining of the MHG Vein commenced in June 1995, and continued through 1997.

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

Due to low gold prices and difficulty in raising capital, the Company suspended mine operations in 1997 and entered into a “care and maintenance” mode with regards to the Table Mountain Gold Mine, except for a brief mill run in 1999.

As described above, partly due to significantly increased gold prices, the Company completed a financing enabling the Company to recommence the operation with the objective of producing gold again from the Property.

Production

The Cassiar Gold Camp is one of British Columbia’s major placer districts with recorded production of about 74,500 oz of gold (2,317 kg) between 1874 and 1895 (Holland 1950). Minor placer production still continues today.

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

Mineral Resource and Reserve Estimates

Geological Environment

The Property contains numerous occurrences of gold-bearing quartz veins, many of which have been mined underground. Numerous old surface disturbances such as access roads, trenches, open pits, underground staging areas, and drill sites occur throughout the property and have been reclaimed. The Property is centered on a 15 km long, gold-bearing hydrothermal system that developed along and adjacent to the northerly-trending Erickson Creek Fault Zone (“ECFZ”). Vein systems extend outward from the ECFZ and are up to four miles long. Most of the historic production on the Property has come from quartz veins less than one mile from this fault.

Faulting is an important geological factor in determining where gold occurs on the Property, as faults provide openings in the ground for molten rock containing minerals to come up closer to surface from deep in the earth to form quartz “veins” and other formations. The faulting can be quite small, such as a few feet, or large, such as several miles. Geologists theorize that gold is deposited in quartz veins, rock fractures and other openings in rocks by hot water circulating through these open spaces over many years. This geological phenomenon, referred to as “hydrothermal,” is the process whereby waters from surface or flowing underground through aquifers comes in contact with superheated underground rocks called “intrusions.” The water becomes superheated and then gets thrust into cracks and openings in the surrounding rocks. Gold and other metal rich molecules, such as sulfur rich minerals like pyrite, is transported in solution through the rock fractures and precipitated into porous openings in the quartz or other rocks.

Gold mineralization on the Property appears as follows:

1.	Type 1 - Narrow (1-10 feet wide), high-grade gold in quartz veins typically mined from underground in small volumes; and

2.	Type 2 - Wide (30-400 feet wide) zones of low-grade gold in altered greenstones and quartz mineralization typically mined from surface in high volumes.

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

Exploration

The majority of exploration work conducted on the Property has been carried out by the Company and previous owners over a period of many years. This work includes geological mapping, geophysical surveys, soil sampling, trenching, drilling, and underground drifting.

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

Exploration in 2005 focused on the Taurus II area of the Property. Taurus II is an area with the potential for Type II veins described above. Type II vein systems are more likely to be amenable to low-cost, bulk-tonnage surface mining than the Type I veins typical of the underground operation. Work during 2005 consisted of geological interpretation of historic data and diamond drilling. The drilling resulted in a recommendation by independent Geologist Dale Sketchley recommending further expenditures of $1.53 million. In June of 2006, the Company commenced work on these exploration recommendations at Taurus II.

Mineral Reserves

East Bain Vein

In 2002, an exploration program was conducted to explore and further define the East Bain Vein, which was discovered and defined by a considerable amount of diamond drilling from 1989 to 1991. The 2002 exploration program comprised eleven drill holes, four of which intersected the East Bain Vein. Based on all the results to date, probable Mineral Reserves of 28,000 tons grading 0.50 ounces of gold per ton have been outlined on the East Bain Vein.

Rory Vein

In 2004, the Company discovered a new gold bearing vein on the property called the Rory Vein. Diamond drilling during the year outlined a probable Mineral Reserve of 16,000 tons grading 0.49 ounces of gold per ton.

Additional Technical Information

The Company has filed at www.sedar.com a number of in depth technical reports by independent experts relating to the Table Mountain Property including detailed geological and engineering discussions, which are available free of charge to investors seeking additional information of a technical nature.

Planned Work Program

During 2004, the Company commenced an exploration program pursuant to the recommendations of Dale A. Sketchley, P.Geo as outlined in his geological report dated July 31, 2004. However, the first drill hole undertaken under the program encountered a promising new gold bearing vein called the Rory Vein, and the majority of the Company’s 2004 exploration program focused on exploring and defining this vein. The drill data resulting from this campaign was used to calculate a Probable Reserve of 28,000 tons grading 0.50 ounces of gold per ton, which helped provide the basis for a preliminary feasibility study completed in 2005.

At the end of 2004, following the exploration season, the Company decided to investigate the potential on the Table Mountain Property for large scale, lower grade gold deposits amenable to open-pit mining methods. In early 2005, the Company’s staff geologists developed a plan and budget for a new initiative at Table Mountain called Taurus II, comprising a three stage, $1.4 million program. Stage I involved a detailed compilation and computer modeling of historical data to define drill targets. This stage was completed in the second quarter of 2005. Stage II involved diamond drilling of the defined targets, which was completed in the third quarter of 2005. Stage III involved follow up diamond drilling, which is underway as at October 20, 2005.

The results of the Company’s work at Taurus II have been encouraging and management has decided to focus the Company’s efforts in this area (see Figure 1 above) for the balance of 2005 and 2006.

During early 2005, the Company engaged Dennis Bergen, P.Eng, an independent qualified person under National Instrument 43-101, to complete and publish the results of a preliminary feasibility study related to the East Bain Vein and the Rory Vein (the “Prefeasibility Study”). Highlights of the Prefeasibility Study are as follows:

  Ore currently outlined in the East Bain and Rory veins totals 44,000 tons of probable Mineral Reserves grading 0.49 ounce per ton, containing 21,360 ounces of gold.

  Readers are advised that, although the Rory and East Bain veins are estimated to contain 21,360 ounces of gold, not all of this gold is recoverable for sale. The Prefeasibility Study’s economic analysis assumes total gold sales of 19,820 ounces.

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

The Prefeasibility Study is based on cut grades only (meaning all drill core assays used in reserve calculations over two ounces per ton were cut back to two ounces), assumes a gold price of $535 (Canadian), and does not include previously announced Rory and East Bain inferred mineral resources of 3,369 tons grading 0.96 ounce per ton (cut). A sum of $3.7 -million is required to finance capital expenditures and operating cost to bring the project to positive cash flow.

Based on the positive findings of the Prefeasibility study, the Company raised capital needed to place the Property back into production. Preparation for production is presently under way.

There is no assurance that the specified amount of gold is available, can be economically mined and the Company can receive any cash return of the project.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Results of Operations

During the year ended December 31, 2005, the Company’s expenditures have been financed through issuance of common shares. Equity financing raised, net of share issuance costs, including flow-through shares, during the year was $1,063,728, compared to $890,416 raised in 2004. No gold production occurred during the period resulting in a net loss of $1,562,307 or $0.03 per share, a decrease over last year’s loss of $1,692,229 or $0.04 per share loss.

Year ended December 31, 2005 Compared to year ended December 31, 2004

General and administrative costs were $662,056 during 2005 compared to $661,147 for 2004. General and administrative expenses include office rent, legal and accounting fees, listing fees, shareholder communications and non-cash employee and director incentive stock option expense that is calculated based on Canadian generally accepted accounting principles. The Company’s assets totalled $3,047,061 at the end of 2005 compared to $3,374,820 at the end of 2004. The decrease in the book value of the Company’s assets is mainly attributable to a decrease in cash generated from equity financing completed during the period.

Year ended December 31, 2004 Compared to year ended December 31, 2003

General and administrative costs were $661,147 during 2004 compared to $991,710 for Fiscal 2003, a decrease of $330,563. General and administrative expenses include office rent, legal and accounting fees, listing fees, shareholder communications and non-cash employee and director incentive stock options expense that is calculated based on Canadian generally accepted accounting principles. The Company’s assets totalled $3,374,820 at the end of 2004 compared to $3,970,972 at the end of 2003. The decreased book value of the Company’s assets is mainly attributable to a decrease in cash generated from equity financing completed during the period.

Historical Results of Operation

In 2005, 2004 and 2003 no gold mining operations were carried out. Revenues from the sale of gold concentrates during fiscal 1999 were approximately $256,424, as compared to approximately $487,000 during fiscal 1998. The decrease is due to limited mining activity, which includes bulk sample milling to keep the plant in operational condition.

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

5.B. Liquidity and Capital Resources

At December 31, 2005 the Company had current assets of $539,088 consisting of cash, receivables, flow-through share proceeds, and prepaid expenses, compared to $676,076 at the end of 2004. The decrease in current assets is attributable to depletion of cash through increased exploration expenditures.

Current liabilities at December 31, 2005 were $859,456, compared to $961,905 for the end of 2004. The decrease is primarily attributable to a decrease in accounts payable. The bank indebtedness represents an operating line of credit used by the Company to pay expenses that are not exploration expenses and therefore not payable from its flow-through share proceeds. The decrease in accounts payable is attributable primarily to availability of cash.

Equity financing raised during 2005 was $1,063,728 (includes $909,728 in flow-through financing) compared to $890,416 (includes $680,666 in flow-through financing) raised during 2004. The increase in equity financing year over year can be attributed to improved market conditions and the prospective nature of the Taurus II Project. Also, as mentioned above, the Company had engaged an underwriter to complete a $3,000,000 convertible debenture financing in 2004 that was not completed in part due to the sudden and unfortunate passing away of the lead investment advisor responsible for the financing.

At December 31, 2005, the Company had a working capital deficiency of $320,368 as compared to $285,829 at December 31, 2004, an increase of $34,539. The increased deficiency is attributable to the failure of the above described convertible debenture offering, combined with the Company’s obligation to expend all funds raised pursuant to “flow-through” share offerings completed in 2003.

Recent Financing

Subsequent to the end of 2005, the Company completed a private placement on May 31, 2006 (the “Private Placement”) and issued: 3,749,225 common share units (the “Common Share Units”) at $0.24 per Common Share Unit for proceeds of $899,814; 6,657,500 flow-through units (the “Flow-Through Units”) at $0.27 per Flow-Through Unit for proceeds of $1,797,525; and 813 convertible debentures (the “Convertible Debentures”) at $3,750 per Convertible Debenture for proceeds of $3,048,750. The proceeds from the Private Placement totalled $5,746,089.

The Common Share Units consist of one common share and one warrant to purchase an additional common share for 12 months at $0.35 per common share (a “Warrant”). The Flow-Through Units consist of one flow-through share and one half of one Warrant. The Convertible Debentures bear interest at a rate of 11% per annum (calculated and payable semi-annually), mature in 18 months, and are convertible into common shares at a price of $0.305 per share. The purchasers of the Convertible Debentures also received 6,147 detachable warrants with each Convertible Debenture purchased. The Company issued a total of 4,997,511 detachable warrants in connection with the Convertible Debentures. The warrants accompanying the Debentures are not exercisable until the Company obtains the approval of its shareholders. Thereafter, each detachable warrant entitles the holder to purchase a common share at $0.35 per share expiring May 31, 2007. If the shareholders do not approve the warrants accompanying the Debentures by the close of business on July 30, 2006, the Debentures will bear interest at 15% per annum. The Convertible Debentures are secured by a first charge against all the assets of the Company. All shares issued pursuant to this Private Placement together with any shares issuable on the conversion of debentures and exercise of warrants have a hold period in Canada expiring October 1, 2006.

In connection with the Private Placement, M Partners Inc. and Oberon Securities, LLC were to be paid a cash commission and to receive brokers warrants. M Partners Inc. was paid a cash commission of 7% and received brokers warrants to purchase such number of common shares as is equal 7% of all the units sold, at a price of $0.24 exercisable for a period of 18 months from closing. The issuance of 101,548 warrants to Oberon Securities, LLC, each warrant entitling Oberon Securities, LLC to purchase a common share of the Company at a price of $0.305 per share exercisable for 18 months, is subject to the approval of the Company’s shareholders.

Proceeds from the Private Placement will be used for exploration and development of the Table Mountain Property, and includes $3,700,000 recommended by the Preliminary Feasibility Study for recommencement of production at the Table Mountain Gold Mine.

As at June 30, 2006, the Company had $3,632,615 cash on hand.

Significant Changes To Accounting Policy During The Year

In response to regulatory and industry changes, the Company changes its accounting policy from time to time to comply with applicable rules and guidelines. During 2004, the Canadian Institute of Chartered Accountants (CICA), introduced changes to its Generally Accepted Accounting Principles (GAAP) that affect the Company, resulting in the following changes that materially affect Company’s audited financial statements for the year ended December 31, 2005:

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

2.

Asset Retirement Obligations. Under Canadian GAAP, effective the Company’s fiscal 2004 period and going forward, the Company is required to examine whether or not any asset on the balance sheet might reasonably be expected to cost the Company expenses to retire such asset from the Company’s books. One asset that bears such examination is the Company’s main resource property, the Table Mountain Property. Ongoing environmental reclamation may be required, leading to regular expenditures. In 2004, the Company had estimated that $50,000 per year in expenses would be required for a period of 10 years for a total of $500,000 to retire this asset. During 2005, the Company re-evaluated the accrual for asset retirement obligation and increased the estimated cost to a total of $705,000. This change in estimate resulted in the recognition of additional asset retirement obligations and a corresponding capitalization to the resource property at December 31, 2005, under US GAAP of $251,633, being the discounted present value of the approximated reclamation costs. The Net Present Value of these current and future expenditures is now reflected on the Company’s balance sheet.

3.

Flow-Through Shares. In accordance with CICA Emerging Issue Committee No. 146 regarding the accounting of flow-through shares, as a result of the Company having sufficient temporary differences available to offset the renounced tax reduction, the Company has recognized $105,567 future income tax recovery related to the renouncement of tax reductions to shareholders for the year ended December 31, 2005.

New U.S. Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an Amendment of FASB Statements No. 133 and 140”. Among other things, SFAS No. 155 permits the election of fair value remeasurement for certain hybrid financial instruments that would otherwise require bifurcation under Statement 133, Accounting for Derivative Instruments and Hedging Activities. These hybrid financial instruments would include both assets and liabilities SFAS No. 155 is effective for fiscal years beginning after September 15, 2006.

The Company has not yet determined the effect of future implementation of these new standards on its consolidated financial statements.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with accounting principle generally accepted in Canada. Differences from United States accounting principles are disclosed in Note 15 in the Notes to the Consolidated Financial Statements in Item 17 of this Annual Report on Form 20F. Some accounting policies have a significant impact on the amount reported in these financial statements. A summary of those significant accounting policies can be found in the Summary of Significant Accounting Policies in our consolidated financial statements. Note that our preparation of this Annual Report on Form 20-F requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates. We believe as explained below that our most critical accounting policies cover the following areas: resource properties, long-term investments and stock-based compensation.

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

Where the Company enters into an option agreement for the acquisition of an interest in mining properties which provides for periodic payments, such amounts unpaid are not recorded as a liability since they are payable entirely at the Company’s option. As at December 31, 2005, the Company had no material option agreements outstanding that it was pursuing.

Long Term Investments

Long-term investments, which consist primarily of investments in public companies, are recorded at cost less write-downs, when in management’s opinion a permanent impairment in value has occurred. Management is required to use professional judgement in determining whether long-term investments have suffered permanent impairments in value.

Stock-Based Compensation

Effective January 1, 2004, the Company has retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountant (“CICA”) Handbook Section 3870, “Stock-based compensation and other stock based payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. Previously the Company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements. The Company has retroactively applied this new accounting policy to prior years and restated the consolidated financial statements accordingly. The effect of the restatement was to increase the net loss for 2003 by $8,025 for options granted in that year, and to increase the accumulated deficit as of December 31, 2003 by $23,368. Contributed surplus was restated for the corresponding effect of these restatements.

5.D. Trend Information

There are no trends known to management that are reasonably likely to have material effect on the Company’s net assets, revenue, or liquidity.

5.E. Off –Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

5.F. Tabular Disclosure Of Contractual Obligations

Payments Due by Period ($’s)
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Long-Term Debt Obligations other than
Capital Lease Obligations	-	-	-	-	-
Capital Lease Obligations	-	-	-	-	-
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities reflected on
the Corporation’s Balance Sheet under
Canadian GAAP, Asset Retirement
Obligation)	705,000	150,000	300,000	140,556	Nil

Total	705,000(1)	150,000	300,000	140,556	Nil

(1)	This total includes $114,444 that the Company paid into a bond for a M127 permit in 1992.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following list, as of December 31, 2005, provides the names of the Directors and the senior management of the Company. The Directors have served in their respective capacities since their election appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company. All Directors are residents of Canada. Senior Management serves at the pleasure of the Board of Directors.

Table No. 6
Directors and Senior Management as at
the Most Recently Completed Financial Year

Name, Municipality of Residence and Present Position Held	Director or Officer Since	Principal Occupation in Last Five Years
David H. Brett(1) President, CEO and a Director New Westminster, BC Canada	1996

Vice President of the Issuer from 1994-2005; Director of Consolidated Pacific Bay Minerals since 1995 (also was CEO from 1995-1999; President and Founder of Knexa Solutions Inc., a knowledge management software company, 1999 to 2005.

Guilford H. Brett(1) Chairman and a Director North Vancouver, BC Canada	1961	Chairman and a Director of the Issuer; President and a Director of Consolidated Pacific Bay Minerals Ltd. since 1986; Director of Tone Resources Ltd. since 2002.
Luard J. Manning(1) Director North Vancouver, BC Canada	1991	Director of the Issuer; Independent Mining Engineer.
George Sanders Director Washington State, USA	2005

Director of the Issuer; Vice-President of Argentina Operations for Consolidated Pacific Bay Minerals Ltd. since September 2004; Project Manager of Materials Testing and Consulting, Inc. from June 2001 to December 15, 2004; Self-employed geological consultant in Argentina and the U.S. from October 1995 to June 2001.

Name, Municipality of Residence and Present Position Held	Director or Officer Since	Principal Occupation in Last Five Years
Leanora Homrig CFO, Secretary/Treasurer North Vancouver, BC Canada	2002	CFO and Secretary/Treasurer of the Issuer; Officer of Consolidated Pacific Bay Minerals Ltd. since 1999.
Lesley Hunt VP Explorations Dawson Creek, BC Canada	2004	Officer of the Issuer, B. Sc. Geol.

_________________
(1)	Member of Audit Committee.

David H. Brett (President, CEO and Director): David Brett is involved in the general management of the Company. He also currently acts as a director of Consolidated Pacific Bay Minerals Ltd. Mr. Brett holds a Masters Degree in Business Administration from Simon Fraser University, BA from the University of British Columbia and took undergraduate courses in geology at UBC. Mr. Brett formerly operated an exploration services company and his business experience includes financing, planning and executing exploration and mining operations. Mr. Brett devotes 90% of his time to the Company’s business.

Guilford H. Brett (Chairman of the Board and Director): Guilford Brett directs and manages the affairs of the Company. Mr. Brett is also the President and director of Consolidated Pacific Bay Minerals Ltd. and Tone Resources Ltd. Mr. Brett holds a Bachelor of Arts from the University of Washington. Self-taught in Geology, Mr. Brett has been involved in overseeing all aspects of mine and exploration finance, planning and execution for over 40 years. Mr. Brett devotes 30% of his time to the Company’s business.

Luard Manning (Director): Luard Manning holds a Professional Engineering designation in British Columbia. Mr. Manning has acquired direct experience in underground gold mining and operation over a 40 year career. Mr. Manning devotes 10% of his time to the Company’s business.

George Sanders (Director): George Sanders has acted as the Vice President, Argentina Operations for Consolidated Pacific Bay Minerals Ltd. since September 2004. From June 2001 to December 15, 2004, Mr. Sanders was Project Manager for Materials Testing and Consulting, Inc. Between October 1995 and June 2001, Mr. Sanders was a self-employed geological consultant in Argentina and the U.S. Mr. Sanders holds a Masters Degree in Geology from the Colorado School of Mines. He is a member of the Association of Professional Geoscientists and Engineers of British Columbia and is a Licensed Engineering Geologist in the State of Washington. Mr. Sanders has worked for subsidiaries of Gold Fields PLC in Chile and Nevada, and was Exploration Manager for Canyon Resources in Argentina for 2 years. Mr. Saunders devotes 10% of his time to the Company’s business.

Leanora Homrig (CFO and Secretary/Treasurer): Leanora Homrig has over 10 years experience managing public company regulatory filing requirements and procedures. Ms. Homrig devotes 75% of her time to the affairs of the Company.

Lesley Hunt (VP Exploration): Lesley Hunt has 20 years of exploration and mining experience, 15 years of which were spent directly on the Company’s Table Mountain Property. Mrs. Hunt oversees the supervision, design and implementation of both its underground and surface diamond drilling programs, geological mapping, geochemical and geophysical programs, grade control, mining and recovery processes. She received her B.Sc in Geology from Lakehead University of Ontario, Canada. Mrs. Hunt devotes 90% of her time to the Company’s business.

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

Except for David H. Brett’s relationship as the brother of Leanora B. Homrig and that Guilford Brett is the father of both, there are no family relationships between any other Directors or Senior Management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B. Compensation

Remuneration paid or payable to directors and officers of the Company in 2005 amounted to $102,000 (2004 - $167,000; 2003 - $171,650). As at December 31, 2005, $13,720 (2004 – $71,795) was included in accounts payable to a director for remuneration.

During the most recently completed financial year the directors of the Company did not receive fees for attendance of board meetings or other cash compensation in their capacity as directors, except for Guilford Brett, who, as part of a severance agreement finalized June 1, 2006, receives a fee of $1,000 per month, retroactive to December 1, 2004. See “Item 6.B.—Directors, Senior Management and Employees—Compensation – Termination of Employment, Change in Responsibilities and Employment Contracts”. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

Table No. 6
Summary Compensation Table

NEO Name and Principal Position (a)	Year (b)	Annual Compensation			Long-Term Compensation Awards Payouts
		Salary ($) (c)	Bonus ($) (d)	Other Annual Compen- sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen- sation ($) (i)
David H. Brett CEO & CFO	2005 2004	$90,000 $57,000	Nil Nil	Nil Nil	300,000 Nil	Nil Nil	Nil Nil	Nil Nil
Leanora Homrig CFO	2005 2004	Nil Nil	Nil Nil	$54,000 $54,000	200,000 Nil	Nil Nil	Nil Nil	Nil Nil
Guilford H. Brett Former CEO(1)	2004 2003	$90,000 $90,000	Nil Nil	Nil Nil	Nil 750,000	Nil Nil	Nil Nil	Nil Nil

(1)	Mr. Brett resigned as chief executive officer of the Company on November 19, 2004.

Long-term Incentive Plans

The Company does not have a long-term incentive plan (“LTIP”) for its directors or officers and, accordingly, no LTIP awards were made to either of David H. Brett or Guilford H. Brett in the most recently completed financial year.

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

Table No. 8
Aggregated Option/ SAR Grants and Exercises During The Most Recently Completed
Financial Year And Financial Year-End Options/ SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY- End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options/SARs at FY- End ($) Exercisable/ Unexercisable
David H. Brett	200,000	$30,000	370,000 /Nil	Nil[1] Exercisable
Leanora Homrig	Nil	N/A	470,000 /Nil	Nil[1] Exercisable
Guilford H. Brett	Nil	N/A	850,000 /Nil	Nil[1] Exercisable

(1)

The closing market price of the Company’s common shares on December 31, 2005 was $0.15 per share. The exercise price of the options held by the Named Executive Officers is $0.36 per share as to 740,000 options and $0.37 per share as to 450,000 options.

The following table sets out information with respect to options and SARs exercised by non-executive directors during the most recently completed financial year and outstanding to the non-executive directors at the end of the most recently completed financial year.

Table No. 9
Option/ SAR Grants to Non-Executive Directors
During The Most Recently Completed Financial Year

NEO Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY- End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY- End ($) Exercisable/ Unexercisable (e)
Non-executive Directors as a group	Nil	N/A	210,000 /Nil	Nil[1] Exercisable

(1)

The closing market price of the Company’s common shares on December 31, 2005 was $0.15 per share. The exercise price of the options held by non-executive directors is $0.36 per share as to 40,000 options, $0.37 per share as to 20,000 options, and $0.15 as to 150,000 options.

The following table sets out information with respect to the number of securities to be issued or the number of securities remaining available for future issuance pursuant to equity compensation plans.

Table No. 10
Securities Issued/Remaining Pursuant to Equity Compensation Plans
During The Most Recently Completed Financial Year

Plan Category	A Number of securities to be issued upon exercise of outstanding options, warrants and rights	B Weighted-average exercise price of outstanding options, warrants and rights	C Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by securityholders	2,935,000	$0.25	2,065,000
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	2,935,000	$0.25	2,065,000

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company had an employment agreement dated January 1, 1988, as amended (the “Employment Agreement”) with Guilford H. Brett that expired on January 1, 2004 and automatically renewed thereafter on an annual basis unless terminated by either of the parties in accordance with the provisions of the Agreement. Under the Employment Agreement Guilford Brett is to receive an annual salary of $90,000, subject to adjustment in accordance with changes in the Consumer Price Index for Canada, together with a car allowance of $600 per month.

Either the Company or Guilford Brett may terminate the Employment Agreement on 12 months’ notice. In the event of any such termination by the Company, the Company shall, at the expiration of such 12 month period, pay to Guilford Brett an amount equal to 12 months’ remuneration at the then current rate of remuneration.

In the event of a change of control of the Company, Guilford Brett has the option, until the first anniversary of such change, to terminate the Employment Agreement on 30 days notice. If he elects to terminate the Employment Agreement, he is entitled to receive all money and benefits he would have received under the Employment Agreement until its next anniversary, together with 12 months’ remuneration at the level of remuneration being paid to him at the date of termination. A change of control is deemed to occur:

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

On November 19, 2004, Guilford H. Brett voluntarily resigned as Chief Executive Officer and assumed the role of Chairman of the Board of Directors. There was no change of control in the Company. Subsequent to the end of 2005, the Company reached a severance agreement with Guildford Brett whereby the Company paid him $150,000 in cash and the Company agreed to pay him $1,000 per month, retroactive to December 1, 2004, to compensate him for his role as the Chairman of the Board of Directors.

Management Contracts

The Company is not party to Management Contracts with anyone other than Directors or Named Executive Officers of the Company.

Indebtedness of directors and senior officers

None of the Directors or Senior Officers of the Company have been indebted to the Company or its subsidiary during the financial year ended December 31, 2005.

6.D. Number of Employees

As at December 31, 2005 the Company had no employees.

6.E. Share Ownership

The Company has an authorized capital of 100,000,000 common shares and 5,000,000 preference shares without par value. As at December 31 2005, 51,300,133 common shares were issued and 51,296,133 common shares were outstanding.

The following table sets out the number of common shares and options to purchase common shares in the capital of the Company beneficially owned by the Directors and Senior Management as at December 31, 2005.

Name	Number of Common Shares	Options		Expiry Date
		Number	Exercise Price
David H. Brett President, CEO and Director	297,000	170,000	$0.36	July 28, 2006
		100,000	$0.37	November 14, 2006
		100,000(1)	$0.15	September 6, 2007
Guilford H. Brett Chairman and Director	480,552	400,000	$0.36	July 28, 2006
		250,000	$0.37	November 14, 2006
		200,000	$0.15	September 6, 2007
Luard Manning Director	70,000	40,000	$0.36	July 28, 2006
		20,000	$0.37	November 14, 2006
		50,000	$0.15	September 6, 2007
Leanora Homrig CFO, Secretary/Treasurer	100,000	170,000	$0.36	July 28, 2006
		100,000	$0.37	November 14, 2006
		200,000	$0.15	September 6, 2007
Total	947,552	1,800,000	-	-

_________________
(1)

As at December 31, 2005, David H. Brett owned 370,000 options. On September 6, 2005, the Company granted Mr. Brett 300,000 options. 100,000 of which were exercised on September 14, 2005 and 100,000 of which were exercised on October 21, 2005.

Stock Option Plan

The Company has a stock option plan (the “Plan”) for directors, officers and employees that was approved by shareholders on June 28, 2002. There are restrictions on the number of common shares to be reserved for individuals and insiders under the Plan. Options granted must be exercised no later than ten years after the date of the grant or such lesser periods as regulations require. The maximum number of Common Shares to be issued under the Plan is 5,000,000 provided that the Company can not have at any given time more than 10% of its issued shares under option. The number of shares reserved for issuance at any one time to any one person shall not exceed 5% of the outstanding shares issued.

Subsequent to the end of 2005, the Company proposed a new 10% rolling share option plan (the “2006 Share Option Plan”) which will allow the Company to reserve for issue up to 10% of its outstanding shares from time to time to issue upon exercise of options granted under the 2006 Share Option Plan. The 2006 Share Option Plan is subject to Shareholder approval at the Company’s next special meeting of its shareholders to be held July 25, 2006.

The following table summarizes the number of fully-exercisable stock option transactions and the weighted average exercise prices thereof:

		Weighted
		Average
	Number of	Exercise
	Options	Price

Outstanding at January 1, 2003	1,790,000	$0.27
Granted	2,340,000	0.36	*
Cancelled/expired	(275,000)	0.35
Exercised	(1,725,000)	0.27

Outstanding at December 31, 2003	2,130,000	0.36
Granted	50,000	0.37	*
Exercised	(20,000)	0.25

Outstanding at December 31, 2004	2,160,000	0.36
Granted	1,315,000	0.15	*
Cancelled/expired	(220,000)	0.31
Exercised	(320,000)	0.15

Outstanding at December 31, 2005	2,935,000	$0.25

*

The weighted average fair value of options granted during 2005 was $0.06 (2004 - $0.16, 2003 - $0.27) based on the Black-Scholes option pricing model using weighted average assumptions, as described in Note 8 of the audited annual financial statements.

On June 29, 2005, 290,000 options were repriced from $0.36 to $0.15, and 270,000 options were repriced from $0.37 to $0.15. A summary of the common share options exercisable and outstanding at December 31, 2005 is as follows:

Expiry Date	Exercise Price	Number
May 27, 2006	$0.15	50,000
July 28, 2006	$0.36	780,000
July 28, 2006	$0.15	170,000
November 14, 2006	$0.37	600,000
November 14, 2006	$0.15	220,000
June 29, 2007	$0.15	100,000
September 6, 2007	$0.15	815,000
December 23, 2007	$0.15	200,000
Total		2,935,000

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The Company’s transfer agent is Pacific Corporate Trust Company in Vancouver located at 10th Floor - 625 Howe Street, Vancouver, BC V6C 3B8 and in Toronto, located at Pacific Corporate Trust Company, Box 56,1925 Commerce Court West, Toronto, Ontario M5L 1B9. The Company’s securities are recorded on the books of its transfer agent in registered form. The majority of such shares are, however, registered in the name of intermediaries such as brokerage houses and clearinghouses on behalf of their respective clients. The Company does not have knowledge of the beneficial owners thereof. To the best of its knowledge, the Company is not directly nor indirectly owned or controlled by another corporation(s) or by a foreign government.

To the knowledge of the directors and senior officers of the Company, no persons or companies beneficially own, directly or indirectly, equity shares carrying more than 5% of the voting rights attached to all of the shares of the Company. There are no voting agreements or similar arrangements (formal, informal, written, or oral) known to management to exist.

The transfer agent records indicate as of December 31 2005, 30,509,762 shares were registered in the names of 144 Canadian individuals, companies and brokerage houses. This represents registered Canadian shareholders holding 10.04% of the issued shares. There are 11 shareholders in foreign countries other than the United States who hold 11,365 shares, representing 0.77% of issued shares. There are 1,279 shareholders of record in the United States holding 20,759,406 shares, representing 89.19% of the issued shares. The Company has no knowledge of the number of bearer (street form) shares held by other United States residents. Similarly, the Company has no knowledge of the number of Canadian and other shareholders who hold bearer shares, or whose shares are in the combined number held by brokerage firms.

7.B. Related party transactions

Loans payable to directors bearing no interest, security or fixed terms of repayment amounted to $19,361 (2004 - $11,925).

During the year 2005, the Company was loaned 750,000 shares of ClearFrame Solutions Inc. (“ClearFrame”) bearing no interest, security or fixed terms of repayment. In August 2005, the loaned shares were returned to the directors after the ClearFrame shareholders’ meeting relating to the proposed consolidation of capital.

Remuneration paid or payable to the officers and directors in year 2005 amounted to $102,000 (2004 - $167,000; 2003 - $171,650. As at December 31, 2005, $13,720 (2004 - $71,795) is included in accounts payable to one director for remuneration.

During 2005, the Company received $54,600 (2004 - $39,000; 2003 - $60,000) for rent and administrative services provided to companies with common directors. These amounts were recorded as a reduction of administration expenses.

During 2005, a company controlled by the Company’s President charged the Company $Nil (2004 - $6,000; 2003 - $Nil) for web hosting services and Knowledge Management software licenses.

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

ITEM 9. THE OFFER AND LISTING

9.A.4 Common Share Trading Information

The shares of the Company trade on the Toronto Stock Exchange under the trading symbol “CQC” and also on the NASDAQ Over-The-Counter Bulletin Board under the symbol “CUSIF”.

The Company has not distributed dividends on its common stock in the past and does not expect to distribute dividends in the near future.

The high and low sales prices of the common share price of the Company for the most recent six months and five fiscal years on the Toronto Stock Exchange and the OTCBB are:

	TSX (CDN $)		OTCBB (US $)
Period	High	Low	High	Low
Most Recent Six Months
June 2006	$0.32	$0.24	$0.29	$0.22
May 2006	$0.40	$0.27	$0.37	$0.24
April 2006	$0.44	$0.30	$0.39	$0.26
March 2006	$0.37	$0.21	$0.32	$0.19
February 2006	$0.29	$0.19	$0.25	$0.16
January 2006	$0.21	$0.15	$0.17	$0.12

For the Year Ending December 31, 2005
4th Quarter	$0.18	$0.12	$0.18	$0.11
3rd Quarter	$0.22	$0.12	$0.21	$0.10
2nd Quarter	$0.16	$0.10	$0.13	$0.08
1st Quarter	$0.17	$0.14	$0.14	$0.11

For the Year Ending December 31, 2004
4th Quarter	$0.24	$0.16	$0.19	$0.13
3rd Quarter	$0.34	$0.21	$0.26	$0.17
2nd Quarter	$0.39	$0.24	$0.32	$0.17
1st Quarter	$0.52	$0.35	$0.40	$0.26

For the Year Ending December 31, 2003
4th Quarter	$0.53	$0.29	$0.50	$0.21
3rd Quarter	$0.44	$0.31	$0.29	$0.20
2nd Quarter	$0.44	$0.28	$0.34	$0.22
1st Quarter	$0.73	$0.32	$0.43	$0.20

For the Year Ending December 31, 2002
4th Quarter	$0.52	$0.32	$0.36	$0.16
3rd Quarter	$0.43	$0.27	$0.28	$0.14
2nd Quarter	$0.44	$0.16	$0.30	$0.09
1st Quarter	$0.15	$0.11	$0.12	$0.06

For the Year Ending December 31, 2001
4th Quarter	$0.15	$0.10	$0.11	$0.07
3rd Quarter	$0.19	$0.12	$0.125	$0.075
2nd Quarter	$0.19	$0.12	$0.135	$0.095
1st Quarter	$0.10	$0.17	$0.09	$0.065

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

– Not Applicable –

10.B. Memorandum and Articles of Association

The Company was incorporated on November 19, 1965 pursuant to the Company Act (British Columbia) (the “BCCA”). The Company’s Memorandum sets the authorized capital of the Company at 105,000,000 Common Shares, without par value, 5,000,000 Preference Shares without par value consisting of 250,000 shares designated as Series A Convertible Preference Shares. Neither the Memorandum nor the Company’s Articles specify or limit the objects and purposes of the Company.

Adoption of New Charter Documents

In March 2004, the BCCA was replaced by the Business Corporations Act (British Columbia) (the “BCA”). The BCA uses new forms and terminology, most particularly a Memorandum is now called a “Notice of Articles”. All companies currently incorporated under the BCCA must complete a transition application to the Registrar of Companies (British Columbia) (the “Registrar”) by March 29, 2006. The Company proposes to effect the mandatory transition, which under the BCA can be authorized by the directors of the Company. The Company will be taking steps to effect the transition and to bring its charter documents into conformity with the BCA and to that end will file a transition application and Notice of Articles, which replaces the Company’s “Memorandum”, with the Registrar. As at the date of filing of this Annual Report, the directors of the Company have filed a transition application with the Registrar. Copies of the Altered Notice of Articles and the New Articles will be available for viewing at the Company’s office at 911 – 470 Granville Street, Vancouver, British Columbia, V6C 1V5.

Deletion of Pre-Existing Company Provisions

The regulations under the BCA effectively added certain provisions, called “Pre-Existing Company Provisions” (“PCPs”), to every pre-existing company’s Notice of Articles. The PCPs provide that the number of votes required to pass a special resolution (formerly also referred to as a special resolution under the BCCA) or a special separate resolution is at least three-quarters of the votes cast by shareholders present in person or by proxy at the meeting. This is the majority that was required under the BCCA.

The BCA allows a special resolution to be passed by at least two-thirds of the votes cast by shareholders present in person or by proxy at a meeting. At the Annual and Special General Meeting of the Company held on July 27, 2005, shareholders of the Company approved a special resolution (by way of three-quarters majority as required under the BCCA) to remove the PCPs in connection with the adoption by the Company of a new form of Articles that incorporates provisions permitted under the BCA. With such shareholder approval, special resolutions will require a two-thirds majority vote, instead of a three-quarters majority vote. Management believes that this will provide the Company with greater flexibility for future corporate activities and is consistent with companies in other jurisdictions. To take advantage of the flexibility offered by the BCA, the board of directors of the Company will remove the Pre-existing Company Provisions and alter its Notice of Articles accordingly. Such amendment takes effect immediately on the date and time the Notice of Alteration of the Articles is filed with the Registrar.

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

Adoption of New Articles

The amendments to the Articles will principally reflect the provisions of the BCA which modernize British Columbia corporate legislation. The New Articles will not include a number of provisions in the existing Articles that are now covered by the BCA to avoid the possibility of conflict or the possibility of having to comply both with the statutory provision and a corresponding but different provision in the Articles and include the use of the new terminology adopted under the BCA. For example, “members” have become “shareholders” and “register of members” has become “central securities register” under the BCA.

The current Memorandum and Articles of the Company are attached as exhibits to this Annual Report. The following is a summary of certain provisions of the current Memorandum and Articles.

Securities Register

The Company maintains at Pacific Corporate Trust Company (the “Transfer Agent”) a securities register in which the Transfer Agent records the securities issued by the Company in registered form. The Transfer Agent keeps information relating to a security holder that is entered in the securities register for at least seven years after the security holder ceases to be a security holder.

Powers of Directors

Approval and Voting. The Articles require any director who is in any way directly interested in an existing or proposed contract or transaction with the Company, to declare his or her interest, conflict or potential conflict at a meeting of the Board of Directors. The interested director may not vote in respect of the approval of any such contract or transaction.

Remuneration and Expenses. A director or his firm may act in a professional capacity for the Company and he or his firm is entitled to remuneration for professional services as if he was not a director of the Company. The Directors are entitled to the remuneration for acting as Directors, if any, as the Directors may from time to time determine. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director. If any director performs any professional or other services for the Company that in the opinion of the Directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the Directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive. The directors may pay a gratuity, pension or allowance on retirement to any director who has held any salaried office or position with the Company.

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

Retirement of Directors Under an Age Limit Requirement. The Articles do not require that the Company’s directors retire pursuant to an age limit.

Number of Shares Required for a Director’s Qualification. There is no requirement that a director hold any shares of the Company.

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

Series A Convertible Preference Shares. The holders of Series A Convertible Preference Shares are entitled to receive notice of, attend and vote at any general meeting of the Company together with the holders of Common Shares as a single class. The holders of Series A Convertible Preference Shares are entitled to a quarterly preferential cumulative dividend in an amount equal to 0.0625% of the Spot Price as determined on the Spot Price Determination Date, accruing from the date of issuance of the Series A Convertible Preference Share. Such dividends are to be paid on the specified payment dates of January 20, April 20, July 20 and October 20 in each year. The Company may satisfy the payment of a quarterly dividend to a registered holder of a Series A Convertible Preference Share by delivering a cheque in the amount of the dividend or, if the holder so elects by tender to the Company of such uncancelled dividend cheque not more than 30 days from its date, a certificate evidencing the right to receive from the Company upon presentation, 0.0625% of one troy ounce of 0.995 fine gold (a “Gold Certificate”). No dividends will be declared on Common Shares in the capital of the Company unless all quarterly dividends have been declared or paid to holders of Series A Convertible Preference Shares.

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

Changes to Rights of Shareholders. The Company may create, define and attach special rights and restrictions to any shares, or vary or abrogate any special rights and restrictions attached to any shares by a special resolution of the shareholders, consisting of not less than 75% of the votes cast by shareholders present, or represented by proxy, at a general meeting for which not less than 21 days’ notice specifying the intent to vote on a special resolution have been given to the shareholders of the Company, and filing a certified copy of it with the Registrar; provided, however, that no right attached to any issued shares of any class may be prejudiced unless either all holders of that class consent in writing or a consenting resolution is passed by 75% of the holders of that class. The quorum for a class meeting shall be one-third of the voting shares of that class.

General and Extraordinary Meetings

The Company must hold a general meeting of shareholders at least once every calendar year at a time determined by the Board of Directors, but not later than 13 months after the preceding annual general meeting. The Board of Directors may convene an extraordinary general meeting at any time. The Board of Directors must convene an extraordinary general meeting also upon requisition by the Company’s shareholders in accordance with the BCA. A shareholders’ requisition for an extraordinary general meeting must state the objects of the meeting requested and be signed by the requisitioning shareholders and deposited at the registered office of the Company. All general meetings of the Company must be held in British Columbia, or at a place out of British Columbia approved by the Registrar.

At least 21 days’ notice of a general meeting must be given to the shareholders entitled to attend the general meeting, specifying the place, day and hour of the meeting, and when special business is to be considered, the general nature of that business. Only shareholders of record on the record date fixed by the directors in accordance with the Act will be entitled to receive notice of, and to attend and vote at, a general meeting.

No business shall be transacted at any general meeting unless the requisite quorum is present at the commencement of the meeting. The quorum for the transaction of business at a general meeting shall be two persons present in person, or represented by proxy, and holding not less than five percent of the shares entitled to vote at the meeting.

Foreign Ownership Limitations

The Company’s Articles do not contain limitations prohibiting non-residents, foreigners or any other group from holding or voting Common Shares. See “Item 10.D.—Additional Information—Exchange Controls”, for a description of certain restrictions that may apply under the Investment Canada Act.

Change of Control

There are no provisions in the Company’s Articles or charter documents that would have the effect of delaying, deferring or preventing a change in the control of the Company, or that would operate

Share Ownership Reporting Obligations

There are no provisions in the Company’s Articles requiring share ownership to be disclosed. Securities legislation in Canada requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of the issued Common Shares of the Company. This threshold is higher than the 5% threshold under U.S. securities legislation at which shareholders must report their share ownership.

Changes in Capital

There are no provisions in the Memorandum or Articles governing changes in the capital of the Company that are more stringent than those contained in the BCA.

10.C. Material Contracts

None.

10.D. Exchange Controls

Canada has no system of exchange controls. There are no exchange restrictions on borrowings from foreign countries or on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. The Investment Canada Act (the “ICA”) enacted on June 20, 1985, as amended by the Canada-United States Free Trade Agreement Implementation Act (Canada), requires the prior notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control” of a “Canadian business,” all as defined in the ICA. For the purposes of the ICA, “control” can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business, or the direct or indirect acquisition of interests in an entity that carries on a Canadian business or which controls the entity, which carries on the Canadian business. Under the ICA, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where more than one-third, but less than a majority, of the voting shares of a corporation are acquired, unless it can be established that the corporation is not controlled in fact through the ownership of voting shares. Other rules apply with respect to the acquisition of non-corporate entities.

To the best of the registrant’s knowledge, there are no governmental laws, decrees or regulations in Canada relating to restriction on the import/export of capital, or which affect the remittance of interest, dividends, or other payments to non-resident holders of the Company’s common stock. Any such remittance to United States’ residents, however, is subject to a 15% withholding tax pursuant to Articles X, Xl, and XII of the reciprocal Canada-United States Income Tax Convention. Except for the ICA, there are no limitations under the laws of Canada, the Province of British Columbia, or in the Charter or any other constituent documents of the registrant on the rights of foreigners to hold and/or vote the shares of the registrant. The provisions of the ICA provide legislative guidelines for screening and evaluating new foreign investment in Canada. The purpose of the legislation is to:

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

10.E. Taxation

Canadian Taxation

The following discussion summarizes the principal Canadian federal income tax considerations generally applicable to a person (an “Investor”) who acquires one or more Common Shares of the Company, and who at all material times for the purposes of the Income Tax Act (Canada) (the “Canadian Act”) deals at arm’s length with the Corporation, holds all Common Shares solely as capital property, is a non-resident of Canada, and does not, and is not deemed to, use or hold any Common Shares in or in the course of carrying on business in Canada. It is assumed that the Common Shares will at all material time be listed on a stock exchange that is prescribed for the purposes of the Canadian Act.

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

As used herein, a “U.S. Holder” means a holder of common shares of the Corporation who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

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

In 2005, the Company arranged a $57,000 (2004 - $57,000) letter of credit facility and a $350,000 (2004 - $300,000) line of credit with a bank bearing interest at prime (5.00% at December 31, 2005) per annum which is collateralized by the Company’s cash and cash equivalents and flow through share proceeds. As of December 31, 2005, the Company had approximately $62,000 (2004 - $Nil) line of credit available for use.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

– Not Applicable –

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

– Not Applicable –

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

There are no material modifications to instruments defining the rights of holders of any class of registered securities and there is no general or specific effect on the Company’s securities.

ITEM 15. CONTROLS AND PROCEDURES

Based on their evaluation as of as at December 31, 2005 of this Annual Report on Form 20-F, the Company’s Chief Executive Officer and Officer acting in the capacity of the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15-d14(c) under the Securities Exchange Act of 1934 (the “Act”)) are effective to ensure that the information required to be disclosed by the

Company in reports that it files or submits under the Act is recorded, processed, summarized and communicated to them as appropriate to allow timely decisions regarding required disclosure.

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	For the fiscal year ended December 31

Principal Accountant Service (1)	2005	2004
Audit Fees	$58,300	$31,300
Tax Fees	$0	$6,300

A. Audit Fees

Audit fees were for professional services rendered by BDO Dunwoody LLP (“BDO”) for the audit of the Registrant’s annual financial statements and services provided in connection with statutory and regulatory filing or engagements.

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

ITEM 16.D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

– Not Applicable –

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

– Not Applicable –

PART III

ITEM 17. FINANCIAL STATEMENTS

See the Audited Financial Statements listed in Item 19 Exhibits hereof and filed as part of this Annual Report. The Company’s financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in material respects for the periods presented with United States GAAP, except as discussed in the notes to the financial statements. This Annual Report on Form 20-F includes the Company’s audited financial statements for the years ended December 31, 2005 and 2004, including the following:

1.	Independent Auditor’s Report of BDO Dunwoody LLP dated March 10, 2006.

2.	Comments by Auditors for U.S. Readers On Canada – U.S. Reporting Differences.

3.	Consolidated Balance Sheets for the years ended December 31, 2005 and 2004.

4.	Consolidated Statements of Operations and Deficit for the years ended December 31, 2005, 2004 and 2003.

5.	Consolidated Statements of Cash Flows dated for the years ended December 31, 2005, 2004 and 2003.

6.	Summary of Significant Accounting Policies.

7.	Notes to Consolidated Financial Statements.

ITEM 18. FINANCIAL STATEMENTS

– Not Applicable –

ITEM 19. EXHIBITS

The following financial statements, related schedules and exhibits are included in this Form 20-F:

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT

12.1	Certification pursuant to Rule 13a-14(A)/15d-14(A) of the Chief Executive Officer

12.2	Certification pursuant to Rule 13a-14(A)/15d-14(A) of the Officer Acting in the Capacity of the Chief Financial Officer

13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Officer Acting in the Capacity of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Audited Financial Statements for the years ended December 31, 2005 and 2004

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing of Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUSAC GOLD MINES LTD.
(Registrant)

By:	/s/ “David H. Brett”
Name: DAVID H. BRETT
Title: President and Chief Executive Officer

DATE: July 17, 2006