Form 20-F
period 2006-12-31
CUSAC GOLD MINES LTD
filed 2007-07-17
CIK 768374

 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to _______________
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this Shell Company report ______________________

Commission file number: 0-13548

CUSAC GOLD MINES LTD.
(Exact name of Registrant specified in its charter)

PROVINCE OF BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization)

1600 - 409 Granville Street
Vancouver, British Columbia, Canada, V6C 1T2
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

 68,926,436 common shares as of December 31, 2006

Indicate by check mark if the Registrant is a well known seasoned issuer as defined in Rule 405 of the Securities Act.

Yes ☐	No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes ☐	No ☒

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or non-accelerated filer.  See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated Filer	☐ Accelerated Filer	☒ Non-Accelerated Filer

Indicate by check mark which financial statement item Registrant has elected to follow:

Item 17 ☒	Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐	No ☒

CUSAC GOLD MINES LTD.

FORM 20-F ANNUAL REPORT

TABLE OF CONTENTS

GLOSSARY

4

PART I

10

ITEM 1. DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

10

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

10

ITEM 3. KEY INFORMATION

10

ITEM 4. INFORMATION ON THE COMPANY

19

ITEM 4A. UNRESOLVED STAFF COMMENTS

39

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

40

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

46

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

53

ITEM 8. FINANCIAL INFORMATION

55

ITEM 9. THE OFFER AND LISTING

55

ITEM 10. ADDITIONAL INFORMATION

56

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

64

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

64

PART II

64

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

64

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

64

ITEM 15. CONTROLS AND PROCEDURES

65

ITEM 16. RESERVED

65

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

65

ITEM 16.B. CODE OF ETHICS

65

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

65

ITEM 16.D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

66

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

66

PART III

66

ITEM 17. FINANCIAL STATEMENTS

66

ITEM 18. FINANCIAL STATEMENTS

66

ITEM 19. EXHIBITS

67

SIGNATURES

68

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

CRA	Canada Revenue Agency

Term	Definition
Cusac	Cusac Gold Mines Ltd.
Cusac Mill	Cusac’s Mill on the Property.
Cyprus	Cyprus Canada Inc., subsidiary of Cyprus Amax Minerals.
Demand	Demand Gold Ltd., formerly Demand Technologies, Inc.
ECFZ	Erickson Creek Fault Zone
EIC	Emerging Issues Committee
Employment Agreement	Agreement dated January 1, 1988 made between Cusac and Guildford H. Brett, as amended.
Energold	Energold Minerals, Inc.
Erickson	Erickson Mining Corporation
FASB	Financial Accounting Standards Board
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

Probable (Indicated) Reserves.  Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced.  The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Term	Definition

Proven (Measured) Reserves.  Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

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

The SEC’s Industry Guide 7 – “Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations” does not define or recognize resources.  As used in this Annual Report, “resources” are as defined in Canadian NI 43-101-“Standards of Disclosure for Mineral Projects .

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.  An Inferred Resource has a lower level of confidence than that applied to an Indicated Resource.  An Indicated Resource has a higher level of confidence than an Inferred Resource but has a lower level of confidence than a Measured Resource.

Inferred Resource.  That part of the Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Resource.  That part of the Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Resource.  That part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Ministry	BC Ministry of Energy and Mines

Term	Definition
NSR

Net Smelter Royalties, a set percentage of metal, such as gold, that is processed from any mining that may occur on a claim.  A 5% NSR would be considered very high and 0.5% NSR very low.  Most NSR range between 1-3%.

OTCBB	Over-The-Counter Bulletin Board
Placer	Gold and or other minerals found in and extractable from alluvial materials such as steam beds, gravels, sands, or other media found above bedrock.
Plan	Cusac’s share option plan.
Plaza	Plaza Mining Corporation
Prefeasibility Study	Preliminary feasibility study related to the East Bain Vein and the Rory Vein.
Private Placement

Private Placement completed on May 31, 2006 issuing 3,749,225 Common Share Units” at $0.24 per Common Share Unit for proceeds of $899,814; 6,657,500 Flow-Through Units at $0.27 per Flow-Through Unit for proceeds of $1,797,525; and 813 Convertible Debentures at $3,750 per Convertible Debenture for proceeds of $3,048,750.

PCPs	Pre-Existing Company Provisions
Property	The Cassiar Gold Property (formerly called the “Table Mountain Gold Property”) located in the Cassiar Mining District of the Liard Mining Division in Northern British Columbia.
Registrar	Registrar of Companies (British Columbia)
SAR	Stock Appreciation Rights
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
Table Mountain Gold Mine

The totality of all the veins that have supplied ore to the Company’s mill over the years that are located on claims that make up the Property.  In the past, different companies operated some of the veins making up the present day Table Mountain Gold Mine as separate operations.  Now that all of these claims are compiled into the Company’s sole ownership, all the ore sources comprise one single mine.  The Taurus II Project and the Taurus Deposit, however, are not considered to be part of the Table Mountain Gold Mine, as those areas have not historically provided ore to the mill and are not expected to as they are potentially open pit style gold mines.

Term	Definition
Taurus	International Taurus Resources Ltd.
Taurus Deposit	Mineralized zone covered in part by a group of 46 mineral claims under option from American Bonanza and in part by mineral claims owned 100% by Cusac located to the northwest of the Taurus II Project.
Taurus Mining Venture Agreement	Agreement made on or about January 1995 between Cusac, and Cyprus regarding a portion of the Table Mountain Gold Property.
Taurus II Project	Gold exploration area with large scale open pit potential located on mineral claims within the Property
Total	Total Energold Corporation, a subsidiary of Total Compagnie Français des Petroles.
Transfer Agent	Pacific Corporate Trust Company
Treaty	Canada-United States Income Tax Convention (1980)
US GAAP	United Stated Generally Accepted Accounting Principles
VIEs	Variable interest entities

CAUTIONARY NOTE TO U.S. INVESTORS
CONCERNING ESTIMATES OF INFERRED RESOURCES

This Annual Report uses the term “inferred resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. Inferred resources have a great amount of uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” within the meaning of federal securities laws.  You can identify these statements by forward-looking words such an “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” and “would” or similar words.  Forward-looking statements are not guarantees of future performance and involve substantial risks and uncertainties.  You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other forward-looking information.  We believe that it is important to communicate our future expectations to our shareholders.  However, there may be events in the future that we are not able to predict accurately or control.  Therefore, these statements should not be regarded as a representation by us that any of our objectives or plans will be achieved or that any of our operating expectations will be realized.  Our revenues and results of operations are difficult to forecast and could differ materially from those projected in the forward-looking statements contained in this Annual Report.

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

__________________________________

Unless the context otherwise requires, all references to “Cusac”, the “Company”, “we”, “us”, and “our” refer to Cusac Gold Mines Ltd. and its subsidiaries.  All dollar amounts set forth in this Annual Report are in Canadian dollars, except where otherwise indicated.

PART I

ITEM 1. DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

– Not Applicable –

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

– Not Applicable –

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The financial data found herein for the years from December 31, 2002 to 2006 and elsewhere in this Annual Report are taken from our financial statements, which have been prepared according to Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) and have been examined by BDO Dunwoody LLP, independent chartered accountants.

You should read the selected financial data presented below together with the Consolidated Financial Statements included in this annual report and “Item 5: Operating and Financial Review and Prospects”.

Below and in Note 16 to our Consolidated Financial Statements provides descriptions of the principal differences between Canadian GAAP and United States Generally Accepted Accounting Principles (“US GAAP”) as they relate to us and reconciliation of US GAAP to our Consolidated Financial Statements.

Unless otherwise indicated, all financial data presented below is in Canadian dollars.

Selected Financial Data in accordance with Canadian GAAP
for Five Years Ended December 31, 2006

	Year Ended
	2006(a)	2005(a)	2004 (a)	2003(a) , )	2002 )
Production Revenue	-	-	-	-	-
Mine operations and maintenance	$2,503,108	-	-	-	-
Administration	$ 1,317,460	$662,056	$661,147	$1,033,813	$817,295
Amortization of property, plant and equipment	$313,057	$24,893	$42,251	-	-
Resource Property Exploration	$ 1,435,969	$949,945	$1,120,152	$446,176	$330,668
Future Income Taxes Recovery	$ (930,000)	$(105,567)	$(256,464)	-	-
Operating Loss	$(5,569,594)	$(1,636,894)	$(1,823,550)	$(1,479,989)	$(1,155,963)
Net Loss	$(5,288,803)	$(1,562,307)	$(1,692,229)	$(1,465,121)	$(1,192,847)
Loss per share	$ (.09)	$(0.03)	$(0.04)	$(0.04)	$(0.04)
Net Assets	$ 1,019,659	$1,578,281	$2,070,627	$3,121,004	$2,321,253
Total Assets	$ 4,616,682	$3,047,061	$3,374,820	$3,970,972	$2,842,118
Capital Stock	$ 23,872,120	$21,005,419	$20,038,558	$19,404,606	$17,454,916

(a)

 As further discussed below and in the audited financial statements hereto, the Company’s 2006, 2005 and 2004 results reflect the expensing of stock options in accordance with generally accepted accounting principles in Canada promulgated during 2002.

Differences Between Canadian and United States Generally Accepted Accounting Principles

As discussed in the Summary of Significant Accounting Policies to our consolidated financial statements, these consolidated financial statements are prepared in accordance with Canadian GAAP.  Differences in Canadian GAAP and US GAAP as they pertain to these financial statements are summarized as follows:

Accounting for Unrealized Gain or Losses on Long-term Investments

Canadian GAAP requires long term investments to be recorded at cost and written down to reflect permanent impairments in value.  Writedowns are recorded in the Statement of Operations.  US GAAP would require the Company’s long-term investments (available-for-sale securities) to be recorded at fair value in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.  Unrealized gains and losses are recorded as other comprehensive income which is a separate component of shareholders’ equity, except for declines in fair value that are determined to be other than temporary. which are charged to the Statement of Operations.  The gross unrealized gains of $500,700 during 2006 and $61,027 during 2005 are described in Note 2 to our consolidated financial statements.

Writedowns recorded under Canadian GAAP reflect those that are believed to be permanent in nature.

Stock option compensation

Under Canadian GAAP, prior to the accounting change in 2004, the Company accounted for all stock-based compensation issued on or after January 1, 2002 to non-employees using the fair value based method and recognized no compensation expense for stock-based awards to employees when the exercise price of the awards was at least equal to the quoted market value of the Company’s common stock on the date of grant.

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

Other Stock Based Compensation

During 2006, the Company incurred total costs of $514,190 relating to the issue of 14,077,225 common share units of the Company, of which $124,967 related to the fair value of warrants issued to agents. The fair value of these agent warrants was calculated on the closing date of the private placement using the Black-Scholes options pricing model with the following average assumptions.  Under both Canadian and US GAAP, the fair value of these warrants was charged to share capital and credited to contributed surplus as share issuance costs.  Thus, the net effect on the Company’s share equity is $Nil.

During 2005, the Company incurred costs of $63,275 relating to the issue of 453,824 common shares as compensation to agents in connection with the issuance of common share units of the Company.  Under Canadian GAAP, no value was assigned to these warrants granted to agents in connection with the private placements described in Note 7 to our consolidated financial statements.  Under US GAAP, these agent warrants were valued on the closing date of the private placement using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005
Risk-free rate	4.17%	3.77%
Dividend yield	Nil%	Nil%
Volatility factor of the expected market price of the Company’s common shares	75%	77%
Weighted average expected life of the options (months)	16	24

The agent warrants issued during the years ended December 31, 2006 and 2005 once exercised provide the agent with a unit which consists of one common share and warrants as outlined in Note 7 to our consolidated financial statements. The value of any additional warrants is not determinable and thus not measured until they are issued at which time the value will be charged against share capital as share issuance costs, such that the net effect will be $Nil on the Company’s shareholder’s equity.

Flow-through Shares

Under Canadian income tax regulations, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors.  The Company has accounted for the issuance of flow-through shares using the deferral method in accordance with Emerging Issues Committee (“EIC”) No. 146 under Canadian GAAP. At the time of issue, the funds received are recorded as share capital and upon renunciation to the shareholders, the Company reduces share capital and records a temporary future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where the Company has sufficient available tax loss carryforwards or other deductible temporary differences available to offset the renounced tax deduction, the realization of the deductible temporary differences is credited to income in the period of renunciation. As at December 31, 2006, the Company renounced $2,724,565 (2005 - $302,831; 2004 - $720,000) in expenses and recorded, under Canadian GAAP,  an income tax recovery of $930,000  (2005 - $105,567; 2004 - $256,464).

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

Also under US GAAP, during 2004, when the flow-through units, which consisted of one flow-through share and detachable warrant, were issued to the Company’s President and certain directors, compensation expense of  $50,199 (based on the fair value of the warrants and the renounced tax benefit) was recognized in the Statement of Operations.  The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions:  risk free rate – 2.51%; dividend yield – Nil%; expected volatility of 96% and weighted average expected life of 1 year.

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

Asset Retirement Obligation

The Company adopted Canadian Institute of Chartered Accountants (“CICA”) 3110, “Asset Retirement Obligations” under Canadian GAAP effective January 1, 2004.  For US GAAP, the Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” as at January 1, 2003.  At that time, the Company estimated that the costs of the reclamation of the Cassiar Gold Property would be covered by the bonds held by the Company for such purposes.  During 2004, the Company received additional information regarding the required reclamation, decommission and clean-up activities and during 2005, the Company re-evaluated the accrual for asset retirement obligation and increased their estimated costs to a total of approximately $705,000.  This change in estimate resulted in the recognition of additional asset retirement obligations and a corresponding capitalization to the resource property. as at December 31, 2005 under US GAAP of $251,633.  As at December 31, 2006,, asset retirement obligations are $638,002 (2005 - $609,324), being the discounted present value of the approximated reclamation costs.  At the end of 2006, the Company evaluated the future recoverability of its resource property and wrote down the carrying amount of the resource property by the full amount of the additional asset retirement obligations of $Nil under both Canadian and US GAAP (2005 - $251,633 under US GAAP).

Convertible Debentures

Under Canadian GAAP, the proceeds from the issuance of convertible debentures with detachable warrants are allocated to the warrants issued and beneficial conversion feature based on their fair values. The remaining proceeds are allocated to debt which is then being accreted to the redemption value of the convertible debentures over the maturity period. On the date of conversion of debt to equity, the carrying value of debt is reclassified to equity with no additional interest accretion.

Under U.S GAAP, the proceeds from the issuance of convertible debentures, which are considered to be conventional convertible debt as defined in EITF 05-2, “The Meaning of “Conventional Convertible Debt Instrument”, with detachable warrants are allocated to the warrants issued (based on relative fair values of the debt instrument and the detachable warrants) and intrinsic value of beneficial conversion feature. The remaining proceeds are allocated to debt which is being accreted to the redemption value of the convertible debentures over the maturity period. On the date of conversion of debt to equity, the difference between the carrying amount and redemption amount is charged to statement of operations as interest expense. As a result, under US GAAP, the portion of proceeds allocated to detachable warrants based on relative fair value and beneficial conversion feature totaled $896,277 were recorded as debt discount which is being accreted over the term of the convertible notes

US GAAP requires the Company to present comprehensive income (loss) in accordance with SFAS No. 130, “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income (loss), its components and accumulated balances.  Comprehensive income comprises net income (loss) and all charges to shareholders’ equity except those resulting from investments by owners and distributions to owners.

The impact of the above on the financial statements is as follows:

	2006	2005	2004

Net loss per Canadian GAAP	$(5,288,803)	$(1,562,307)	$(1,692,229)
Adjustments related to:
Income tax recovery of flow through shares	(930,000)	(105,567)	(256,464)
Compensation expense on warrants and renouncement of tax benefit	-	-	(50,199)
Asset retirement obligation	-	-	(342,288)
Amortization of deferred financing fees	(31,565)	-	-
Accretion expenseon convertible debt	173,509	-	-

Net loss per US GAAP	(6,076,859)	(1,667,874)	(2,341,180)
Unrealized gains (losses) on investments	439,673	94,080	30,960

Comprehensive loss per United States GAAP	$(5,637,186)	$(1,573,794)	$(2,310,220)
Loss per share per US GAAP Basic and diluted	$(0.10)	$(0.03)	$(0.06)

Balance Sheets
Assets, per Canadian GAAP	$3,597,023	$3,047,061
Adjustments related to:
Long-term investments and advances	500,700	61,027
Deferred financing fees	70,068	-
Assets per US GAAP	$5,180,450	$3,108,088

Liabilities per Canadian GAAP	$3,597,023	$1,468,780
Adjustments related to: Convertible notes	527,059	-
Liabilities per US GAAP	$4,124,082	$1,468,780

Shareholders’ equity per Canadian GAAP	$1,019,659	$1,578,281
Adjustment related to:	-	-
Accumulated comprehensive loss - unrealized loss on investments	500,700	61,027
Adjustment for convertible debt (f)	(456,991)	-

Shareholders’ equity per US GAAP	$1,063,368	$1,639,308

There were no differences between the cash provided by and used in operating, financing and investing activities under Canadian and U.S. GAAP.

Currency and Exchange Rates

The noon rate of exchange on June 29 , 2007 as reported by the Bank of Canada, for the conversion of Canadian dollars into U.S. dollars was Cdn$ 0.9404 per U.S.$1.00 (Cdn.$1.00 equals $ 1.0634).

	Monthly High (1)	Monthly Low (1)
June 2007	0.9443	0.9294
May 2007	0.9337	0.8958
April 2007	0.8958	0.8621
March 2007	0.8660	0.8462

February 2007	0.8632	0.8437
January 2007	0.8548	0.8457
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

	Year Ended December 31,
	2006	2005	2004	2003	2002
High	$0.9134	$0.8682	$0.8537	$0.7867	$0.6583
Low	$0.8479	$0.7876	$0.7141	$0.7061	$0.6231
Average	$0.8817	$0.8254	$0.7683	$0.7136	$0.6369
Period End	$0.8346	$0.8598	$0.8300	$0.7738	$0.6329

3.B. Capitalization and Indebtedness

– Not Applicable –

3.C. Reasons for the Offer and Use of Proceeds

– Not Applicable –

3.D. Risk Factors

Before making an investment decision, you should carefully consider the risks and uncertainties described below as well as the other information contained and incorporated by reference in this Annual Report. These risks and uncertainties are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of such risks actually occur, our business, prospects, financial condition, cash flows and operating results could be materially harmed.

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

Additional Capital.  The mining, processing, development and exploration of our properties, will require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of our properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company. Low gold prices in the future could adversely affect our ability to obtain financing.

Inability to fulfill option agreement payment requirements.  We may not have sufficient funds to meet the payment requirements to American Bonanza Gold Corp under the option agreement on the Taurus Project which is described in further detail in “Item 4 – Information on the Company”, which would result in us withdrawing from the option agreement and subsequently giving up the claims which are subject to the agreement.  The terms of the option agreement require significant cash payments and there is no guarantee that the Company will be able to raise the amount of funds required.

Uncertainty of Profitability.  The Company has not yet fully explored or developed all targets on its properties and has not had net income from operations for the past three years. There can be no assurance that the Company will become profitable in the future. At present the Company’s only established reserves occur on the Cassiar Gold Property. There is no assurance that these reserves shall be economically mined.

Decline in Gold Production.  Our future gold production may decline as a result of an exhaustion of reserves and possible closure of mines. It is our business strategy to conduct gold exploratory activities at our existing mining and exploratory properties. We can provide no assurance that our gold production in the future will not decline.

Going Concern Uncertainty.  The Company’s continued existence as a going concern is dependent upon its ability to achieve profitable gold production at the Table Mountain Mine and/or to continue to obtain adequate financing arrangements. There can be no assurance that the operations of the Company will be profitable in the future. The Company has limited financial resources and will require additional financing to further explore, develop, acquire and retain its property interests and if financing is unavailable for any reason, the Company may become unable to acquire and retain its mineral concessions and carry out its business plan. These circumstances raise doubt about our ability to continue as a going concern, as described by our independent auditor on the December 31, 2006 and 2005 consolidated financial statements.  The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

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

•

industrial and jewellery demand,

•

expectations with respect to the rate of inflation,

•

the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies,

•

interest rates,

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

Competitiveness of Mining Industry.  The mining industry is intensely competitive. The Company competes with many major mining companies that have substantially greater financial and operational resources. Accordingly, there is a high degree of competition for desirable mining leases, suitable prospects and funding.  Even if commercial quantities of mineral resources are developed, a profitable market may not exist for sale of such minerals. In addition,  if commercial quantities are produced, we must sell any base metals, metal concentrates, by-product metals and concentrate, or gold at prices determined by world markets over which we have no influence or control. Our competitive position is determined by our costs in comparison to those of other producers in the world. If our costs increase due to our locations, grade and nature of ore bodies, or our operating and management skills, our revenues may be affected. We have to compete with larger companies that have greater assets and financial and human resources than we do, and which may be able to sustain larger losses than us to develop or continue business.

Uncertainty in the Estimation of Ore/Mineral Reserves and Mineral Resources

We have included mineral resource estimates that have been made in accordance with Canadian National Instrument 43-101.  These resources estimates are classified as “inferred resources”.  While this term is recognized and required by Canadian securities regulations, the U.S.  Securities and Exchange Commission does not recognize it.  Investors are cautioned not to assume that any part or all of mineral deposits classified as “inferred resources” will ever be converted into reserves.  Further, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

There are numerous uncertainties inherent in estimating Ore/Mineral Reserves and Mineral Resources, including many factors beyond Cusac’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Ore/Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in gold prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Ore/Mineral Reserves and Mineral Resources, or of Cusac’s ability to extract these Ore/Mineral Reserves, could have a material adverse effect on Cusac’s results of operations and financial condition

Fluctuations of Currency.  The Company’s products such as gold and base metals are traded in US dollars. It is subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company does not engage in currency hedging activities.

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

Equipment.  Limits on equipment availability could delay our operations.  Natural resource exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conduced.  Demand for such limited equipment or access restrictions may affect the availability of such equipment to us and may delay exploration and, if applicable, development activities.

Infrastructure.  Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect our operations, financial condition and results of operations.

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

Challenges to Mineral Titles.  We may lose the ability to continue exploration and, if warranted, development of our mineral properties in the event that we do not own valid title.  If we do not have valid title to our mineral property interests, then we may lose the rights to explore and, if warranted, develop, these properties.  Although we have reviewed title to our mineral property interests in accordance with prevailing industry standards, we have not obtained formal title opinions and, consequently, we cannot provide assurances that there are no title defects affecting our properties.  Our properties may be subject to prior unregistered liens, agreements or transfers or other undetected title defects.  There is no guarantee that title to the properties will not be challenged or impugned.

Aboriginal Title Claims.  Recent Canadian jurisprudence requires governments to consult with aboriginal peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. This may affect our ability to acquire within a reasonable time frame effective mineral titles in some parts of Canada, particularly British Columbia, in which aboriginal title is claimed. The risk of unforeseen aboriginal title claims also exists in foreign jurisdictions and also could affect existing operations as well as development projects and future acquisitions. These legal requirements may affect our ability to expand or transfer existing operations or to develop new projects.

Legal Proceedings.  The nature of our business subjects us to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of our business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on our business.

Maintenance of Good Relations with Operations and Production Workers  The Company could experience work stoppages or other disruptions in production that could adversely affect us. Increased competition in the mining industry may result in the Company having a difficult time attracting and retaining skilled workers.

Environment.  Environmental legislation affects nearly all aspects of our operations. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, clean up costs arising out of contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from our existing operations, but from operations that have been closed or sold to third parties. Our historical operations have generated significant environmental contamination. There can be no assurances that we will at all times be in compliance with all environmental regulations or that steps to achieve compliance would not materially adversely affect our business.

Environmental laws and regulations are evolving in all jurisdictions where we have activities. We are not able to determine the specific impact that future changes in environmental laws and regulations may have on our operations and activities, and our resulting financial position; however, we anticipate that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environment regulation. Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on us. Changes in environmental legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

General

Cusac Gold Mines Ltd. principal place of business and registered and records office is Suite –1600 – 409  Granville Street, Vancouver, British Columbia, V6C 1T2, telephone number (604) 682-2421 and facsimile number (604) 682-7576.  The Company’s website address is www.cusac.com and e-mail address is info@cusac.com. The Company’s contact person is Mr. David H. Brett, Director, President and Chief Executive Officer of the Company.  The Company’s fiscal year ends December 31.

The Company is engaged in the business of acquisition, exploration, development and mining of precious metal resource properties.  The primary focus of the Company is the production of gold from operations at the Cassiar Gold Property (“Cassiar Gold Property” or the “Property”) located in the Cassiar Mining District of the Liard Mining Division in Northern British Columbia.

The common shares of the Company trade on the Toronto Stock Exchange (“TSX”) under the symbol “CQC”, the Over-The-Counter Bulletin Board (“OTCBB”) in the United States under the symbol “CUSIF” and the Frankfurt Stock Exchange (“FSE”) under the symbol “DCB.”

Incorporation, Name Changes and Authorized Capital

The Company was incorporated pursuant to the laws of the Province of British Columbia on November 19, 1965, as a limited company under the name “Glen Copper Mines Limited” with an authorized capital of 3,000,000 shares without nominal or par value with a maximum price of $1.00 by registration of its Memorandum and Articles.  On March 14, 1966, the Company converted itself from a private company to a public company.  On May 17, 1993, the Company increased its authorized capital to 4,000,000 shares without nominal or par value with a maximum price of $1.00.  On January 18, 1974, the Company changed its name to “Cusac Industries Ltd.” and reduced its authorized capital to 3,000,000 shares without par value.  On May 9, 1978, the Company increased its authorized capital to 10,000,000 shares without par value.  On September 9, 1992, the Company increased its authorized capital to 100,000,000 shares without par value. On December 6, 1994, the Company amended its authorized capital to consist of 105,000,000 shares divided into 100,000,000 common shares without par value and 5,000,000 preference shares without par value. On July 17, 1995, the Company changed its name to “Cusac Gold Mines Ltd.” and amended its authorized capital to consist of 105,000,000 shares divided into 100,000,000 common shares without par value and 5,000,000 preference shares without par value of which the first series, consisting of 250,000 shares, is designated Series A convertible Preference Shares.  On November 26, 2006, the Company changed its authorized capital to an unlimited number of common shares without par value.

The Company had 68,926,436 common shares outstanding as of December 31, 2006.

The Cassiar Gold Property (formerly called the “Table Mountain Gold Property”)

The Cassiar Gold Property (the “Property”) located in the Cassiar Mining District of the Liard Mining Division in Northern British Columbia is comprised of approximately 175 square Kilometres (43,243.44 acres) of mostly contiguous mineral claims.  The Company acquired and assembled these mineral claims over a long period of time starting in the 1970s through a combination of staking, outright purchase or option-to-purchase agreements.  Except for the Company’s working interest in claims that are the subject of the Option Agreement with American Bonanza described in further detail below, all of the claims that make up the Property are now owned outright by the Company, with some claims subject to net smelter royalties (“NSR”) or net profit interests.

The Company is currently focusing on three key projects within the Property: (1) gold production from the Table Mountain Mine; (2) gold exploration in the Taurus II Project area; and (3) gold exploration in the Taurus Deposit area.  The Company believes that many other areas of the Property have exploration potential and the Company anticipates that it will pursue other opportunities as part of future work programs.

The Taurus II Project is a gold exploration area with large-scale open pit potential located on mineral claims within the Property that are 100% owned by the Company.  The Taurus II Project is located 3 kilometers north of the Table Mountain Mine and 3 kilometers southwest of the Taurus Project.

The Taurus Deposit is a gold exploration area consisting of a number of broad, low grade, near surface gold zones that are located partly within claims under option from American Bonanza, as described below, and partly within the Company’s 100% owned claims on the Property.

Acquisition of the Cassiar Gold Property

The Company first acquired mineral property interests and conducted exploration activities in the Table Mountain area in 1978. In 1984, the Company conveyed its interests in the Property to a predecessor of Energold Minerals, Inc. (“Energold”) that operated a mine and established a mill at the site in exchange for a net profit interest in the production. From 1984 until 1989, the Company received over $6.8 million from its net profits interest in production from the Energold operations. Energold ceased operations at Table Mountain in 1989/1990.

In January 1993, the Company acquired all of Energold’s property interests at Table Mountain, that included Energold’s 300-ton per day mill,  various buildings at the site,  sundry mining equipment, various vehicles, substantial historical mining data and other capital goods in exchange for the issuance of 2,032,229 shares of the Company’s common stock at a deemed value of $1.2 million. Since that acquisition, the Company has invested approximately $7 million in developing ore reserves and improving the mining facilities.  Consequently, the Company became the owner of 100% in the vast majority of the claims that now make up the Property. Periodically, the Company drops certain claims that are deemed to have low exploration potential and adds new claims to cover new areas of interest.  The Property increased in size by 35 km2 during and subsequent to year end.  35 km2 of this increase was by staking and the Option Agreement with American Bonanza (described below) and 2.4 km2 was by purchase of the Wing Gold 1-3, Wildcat 1-2 and Jennie Vein claims for $10,000 and 200,000 common shares.

Peripheral portions of the Cassiar Gold Property have been subject to various option agreements.  In June of 1994, to fund further exploration on a portion of the Cassiar Gold Property, the Company granted Demand Gold Ltd. (formerly Demand Technologies, Inc., hereinafter “Demand”), a British Columbia corporation having certain officers and directors in common with the Company), an option to acquire a 50% interest in 30.2 square miles of the property. Subsequent to December 31, 1997, the option expired.

Option Agreement with American Bonanza – Claims Taurus Deposit

In 1995, Cyprus Canada Inc. (“Cyprus”) entered into agreements with International Taurus Resources Inc. (“Taurus”) and the Company to explore a group of claims comprising approximately 15 square miles north of the current Table Mountain Mine in an area then named the Taurus Project area (the “Taurus Project”).  In 1996, Cyprus withdrew from the Taurus Project and the Company entered into an agreement with Taurus to conduct additional work on the Taurus Project.  In 1998, the Company optioned the claims and completed reclamation of the Taurus Project site, but no further work was conducted and the agreement was subsequently terminated.  In 2003, Taurus entered into an agreement with Navasota Resources Ltd (the Company was not a party to this agreement) under which Navasota completed additional diamond drilling and other exploration at the Taurus Project.  Navasota exited the agreement at the end of 2004.

In 2005, Taurus merged with American Bonanza Gold Mining Inc. to form a new company with the similar name, and, accordingly, is the new tenure holder of the claims formerly subject to the Taurus Mining Venture Agreement.

In June of 2007, the Company completed an option agreement (the “Option Agreement”) to acquire 46 mineral claims from American Bonanza Gold Corp (“American Bonanza”) that cover a large part of the Taurus Project, which has now been renamed the Taurus Deposit (the “Taurus Deposit”).  The Option Agreement provides the Company with a working interest in the claims belonging to Bonanza, ten of which are subject to a 2.5% NSR payable to Sable Resources Ltd.  .

The Option Agreement with American Bonanza calls for Cusac to pay 1.5 million common shares on closing (paid), $6-million over two years ($1.5-million every six months), and $3-million upon completion of a positive feasibility study recommending production, or production, whichever comes first. A further 1.5 million shares are payable in two years. In the event that the price of gold closes above $800 (U.S.) per ounce for a period of 100 consecutive days, Cusac is to pay American Bonanza an additional $1-million in two years and an additional $1-million at feasibility. Cusac may elect to complete the purchase within the first 12 months which will limit Cusac's payments to $6-million, 1.5 million shares and $3-million at feasibility.

Memorandum of Understanding with Dease River First Nation

In September 2006 the Company entered into a memorandum of understanding (“MOU”) with the Dease River Band Council of Good Hope Lake, BC, part of the Kaska Nation and whereby the parties have agreed to work together to support the Company’s exploration and mining activities near Cassiar, BC, in a way that respects and acknowledges the rights and aspirations of the Kaska First Nation regarding their Traditional Territories.

Under the MOU, the parties acknowledge that the Company’s Cassiar Gold Property lies within Kaska Traditional Territory, and that rights to traditional uses of the land, such as hunting and fishing, extend across the Property. The MOU also sets out a framework whereby the Company will ensure that information regarding opportunities for employment, contracting, materials supply, and provision of other services are provided to the Dease River Band Council at Good Hope Lake, BC, in a timely manner. The Company presently and in the past has employed and trained members of the Good Hope Lake community, and negotiations are ongoing as to possible supply of lumber, fuel and other goods and services. The MOU also acknowledges that consultation and information sharing are of prime importance and a regular timetable for meetings and discussion is set out.

4.B. Business Overview

The primary business of the Company is the exploration for and production of gold from the Property.  The Company is currently focused on gold production from the Table Mountain Mine and exploration of the areas known as the Taurus II Project the Taurus Deposit.

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

Table Mountain Mine

The core productive portion of the Property is the Table Mountain Mine which has been fully controlled and 100% owned by the Company since 1993. Mining operations at the Table Mountain mine commenced in 1993 and continued until low grades and weak bullion prices forced suspension of continuous operations in the fourth quarter of 1997. Limited operations resumed in July of 1998 and continued until June of 1999. Between April of 1994 and suspension of operations the Company produced approximately 63,000 ounces of gold from the property.

In 1997, the Company suspended mine operations and entered into “care and maintenance” mode with regards to the Table Mountain Mine, except for a brief production run in 1999, due to the low gold prices in the late 1990’s and early 2000’s and difficulty in raising capital.

During 2006 the Company raised the capital required to place the Table Mountain Gold Mine back into production focusing on the Rory and East Bain Veins.  Production from the Rory Vein took place on a very limited scale at the end of 2006, and increased in the first quarter of 2007.  In 2006, milling of a total of 325 dry tons grading 0.136 ounces per ton produced 41 ounces of gold. The Company encountered extremely complex structural conditions at the Rory Vein leading to drastically reduced tonnage and grade.

During the first-half of 2007, the company mined and produced 634 ounces of gold and incurred significant losses from this production.  During the three-month period ending March 31, 2007, posted a net loss of $1,884,379, or three cents per share. The loss is attributable to significantly lower than expected gold production from the Rory Vein at the company's Table Mountain Gold Mine, due mainly to structural and mineralogical complexities. During the quarter the company processed 3,503 tons of ore with an average grade of 0.109 ounce per ton gold, resulting in production of 319 ounces of gold and revenue of $193,758 (net of treatment and refining charges). Subsequent to March 31, the company processed an additional 2,688 tons at an average grade of 0.141 ounce per ton gold producing an additional 315 ounces of gold.

In light of the low tonnage and grades experienced at the Rory vein, the Company initiated a review of the structure, including proposed drilling, to better understand and define the resource. During the second quarter of 2007, the Company has remobilized all mining staff and equipment to the East Bain vein. The East Bain is an extension of West Bain, where Cusac mined 60,000 tons of ore grading 0.40 ounce per ton gold between 1993 and 1995. Until the review of the Rory vein is complete, the Company is reducing its forecast production to 14,000 ounces for 2007, representing production from the East Bain Vein, expected to commence in the third quarter of 2007. The Company also reduced its work force at the mine site during the East Bain vein development period.  Investors should note that no guarantee can be given that expected production will proceed.  Further financing is required to complete the Company’s mining plan and there can be no assurances that such financing will be completed.

The Company’s planned work program for the balance of 2007 is to develop and produce gold from the East Bain vein.  If the company is successful in raising additional funds and production from the East Bain Vein proceeds as planned, the Company expects to produce 14,000 ounces of gold in 2007.

Taurus II Project

Cusac first began exploration on the Taurus II Project in 2005, continued in 2006 and discovered the Oro System.  During June of 2007, the Company completed an additional 5 drill holes on the Oro Vein.  Results of 3 of these holes were available at time of writing and, as disclosed via press release, included an intersection grading 20 grams per tonne gold over 1.1 meters and is considered by management to be a target for high-grade underground gold mineralization.  Further exploration is planned for the Oro Vein.

Taurus Deposit

A 25-hole diamond drill program is under way to expand and further define the Taurus Deposit.  Drilling on the Oro Vein is now complete and assays are pending. Our immediate goal is to complete the additional work required to commence a National Instrument 43-101-compliant prefeasibility study, focusing on the 88-Hill zone as a potential starter pit.

Competition

We compete with other mineral resource exploration companies for financing, for the acquisition of new mineral properties and for the recruitment and retention of qualified employees and other personnel. Many of the mineral resource exploration and development companies with which we compete have greater financial and technical resources. Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties. In addition, they may be able to afford more geological expertise in the targeting and exploration of mineral properties. This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration and development. This competition could adversely impact on our ability to finance further exploration and to achieve the financing necessary for us to develop our mineral properties.

Mineral Claims

The mineral claims owned outright by the Company consist of full and fractional mineral claims and Crown Grants.  In British Columbia, “Free Miner’s Certificate” holders may freely claim mineral rights, now done completely through an online system, on areas open to staking under the Mineral Tenure Act, subject to paying prescribed fees and performing a minimum amount of work each year (or pay cash in lieu of such work).

The Company’s hard rock mineral claims expire in 2008 and may be renewed automatically provided that the regulatory minimum investment in assessment work is duly filed with the appropriate provincial authorities each year.  Crown Grants are acquired as a fee simple interest in the minerals in perpetuity granted to the holder.  Once obtained, no further work or filings are required to keep Crown Grants in good standing except for the payment of taxes.  Presently the Company has performed sufficient work such that the Property is in good standing with the government until the year 2009.  Work currently underway will provide additional credits that the Company plans to apply, likely extending the expiry dates of the claims several more years into the future.

The Option Agreement with American Bonanza provides the Company with a working interest in the claims owned by American Bonanza and an option to acquire those claims outright, subject to making the required payments and satisfying all of the other conditions outlined in the Option Agreement as described above.

4.C. Organizational structure

The Company has one inactive wholly-owned subsidiary, Gulf Titanium Inc., incorporated pursuant to the laws of the State of Montana.

4.D. Property, Plants and Equipment

Office Space

The Company subleases its office space on a month-to-month basis at –1600 - 409 Granville Street, Vancouver, British Columbia, V6C 1V5 pursuant to an agreement with Equitable Real Estate.  The monthly rental payment is $2,872.99.

The Cassiar Gold Property

A report entitled “Technical Report on the Rory Vein, Table Mountain Gold Property, Liard Mining district, British Columbia, Canada “ dated November 14, 2004 and  “Technical Report on Taurus II Project, Table Mountain Gold Property, Liard Mining district, British Columbia, Canada” dated October 13, 2005 have been prepared for the Company by Dale A. Sketchley, M.Sc., P.Geo. (the “Sketchley Report”).  A further technical report on the Taurus Deposit was recently prepared for the Company by Kevin Palmer, P.Geo, and Andre de Ruijter, P.Eng. of Wardrop, titled “Technical Report on the Taurus Deposit – Liard Mining District, B.C.” dated June 11, 2007 (the “Wardrop Report”).  These reports can be reviewed in their entirety through the website www.sedar.com.

The following information has been summarized from these Technical Reports.

Except for the claims that are the subject of the Option Agreement with American Bonanza, all of the claims that make up the Property are now owned outright by the Company, with some claims subject to net smelter royalties (“NSR”) or net profit interests.  A list of the claims owned outright by the Company are as follows:

Tenure Number	Tenure Type	Claim Name	Owner	Map Number	Good To Date	Status
221632	Mineral	SUN	105981 (100%)	104P022	2009/jun/30	GOOD
221633	Mineral	UP	105981 (100%)	104P022	2009/jun/30	GOOD
226156	Mineral	RED HILL NO.5	105981 (100%)	104P022	2009/jun/30	GOOD
226157	Mineral	RED HILL NO.6	105981 (100%)	104P022	2009/jun/30	GOOD
226193	Mineral	JENNIE EXTENSION #4	105981 (100%)	104P022	2009/jun/30	GOOD
226194	Mineral	JENNIE EXTENSION #1	105981 (100%)	104P022	2009/jun/30	GOOD
226195	Mineral	JENNIE EXTENSION #2	105981 (100%)	104P022	2009/jun/30	GOOD
226196	Mineral	JENNIE EXTENSION #3	105981 (100%)	104P022	2009/jun/30	GOOD
387811	Mineral	WILDCAT 2	105981 (100%)	104P022	2008/jun/30	GOOD
392766	Mineral	WILDCAT 1	105981 (100%)	104P022	2008/jun/30	GOOD
394659	Mineral	WING GOLD 1	105981 (100%)	104P022	2013/jun/28	GOOD
394660	Mineral	WING GOLD 2	105981 (100%)	104P022	2013/jun/28	GOOD
394661	Mineral	WING GOLD 3	105981 (100%)	104P022	2013/jun/28	GOOD
510750	Mineral		105981 (100%)	104P	2009/jun/30	GOOD
510751	Mineral		105981 (100%)	104P	2009/jun/30	GOOD
510766	Mineral		105981 (100%)	104P	2009/jun/30	GOOD
510768	Mineral	OLE’ 1-9	105981 (100%)	104P	2009/jun/30	GOOD
511229	Mineral		105981 (100%)	104P	2010/jun/30	GOOD
511346	Mineral		105981 (100%)	104P	2010/jun/30	GOOD
511352	Mineral	REDER 1-10	105981 (100%)	104P	2009/jun/30	GOOD
511359	Mineral		105981 (100%)	104P	2009/jun/30	GOOD
511365	Mineral		105981 (100%)	104P	2009/jun/30	GOOD
511368	Mineral	GRAB 1-2	105981 (100%)	104P	2009/jun/30	GOOD

511371	Mineral		105981 (100%)	104P	2009/jun/30	GOOD
511380	Mineral		105981 (100%)	104P	2009/jun/29	GOOD
511385	Mineral		105981 (100%)	104P	2009/jun/30	GOOD
511387	Mineral	TRACKER 1-20	105981 (100%)	104P	2009/jun/30	GOOD
511394	Mineral	EASTER 1-25	105981 (100%)	104P	2009/jun/30	GOOD
514057	Mineral		105981 (100%)	104P	2009/jun/30	GOOD
514088	Mineral		105981 (100%)	104P	2009/jun/30	GOOD
514497	Mineral		105981 (100%)	104P	2009/jun/30	GOOD
514508	Mineral		105981 (100%)	104P	2009/jun/30	GOOD
514509	Mineral		105981 (100%)	104P	2009/jun/30	GOOD
514937	Mineral		105981 (100%)	104P	2009/jun/30	GOOD
514939	Mineral		105981 (100%)	104P	2009/jun/30	GOOD
514943	Mineral		105981 (100%)	104P	2009/jun/30	GOOD
514944	Mineral		105981 (100%)	104P	2009/jun/30	GOOD
514945	Mineral		105981 (100%)	104P	2009/jun/30	GOOD
517020	Mineral	NC3	105981 (100%)	104P	2009/jun/30	GOOD
517048	Mineral	AUREX	105981 (100%)	104P	2009/jun/30	GOOD
517063	Mineral	ARGOLD	105981 (100%)	104P	2009/jun/30	GOOD
517075	Mineral	OLEW	105981 (100%)	104P	2009/jun/30	GOOD
517092	Mineral	OLEE	105981 (100%)	104P	2009/jun/30	GOOD
517109	Mineral	WATT	105981 (100%)	104P	2009/jun/30	GOOD
517124	Mineral	AMP	105981 (100%)	104P	2009/jun/30	GOOD
533464	Mineral	JENNIE VEIN	105981 (100%)	104P	2008/may/03	GOOD
537128	Mineral	STEEP CREEK 1-7	105981 (100%)	104P	2007/jul/13	GOOD

A list of the claims that are the subject of the Option Agreement with American Bonanza and which comprise part of the Taurus Deposit are as follows:

Tenure #	Claim Name	Good to Date	Area (ha)	Owner
221785	Hanna 9	2007/Sep/11	225	American Bonanza
221900	Portal 2	2007/Sep/11	225	American Bonanza
221901	Portal 1	2007/Sep/11	375	American Bonanza
222080	MM 1 Fr.	2007/Sep/11	25	American Bonanza
226142	Mack #1 (1)	2007/Sep/11	25	American Bonanza
226143	Mack #2 (1)	2007/Sep/11	25	American Bonanza
226144	Mack #3 (1)	2007/Sep/11	25	American Bonanza
226145	Mack #4 (1)	2007/Sep/11	25	American Bonanza
226146	Hopefull #1 (1)	2007/Sep/11	25	American Bonanza
226147	Hopefull #2 (1)	2007/Sep/11	25	American Bonanza
226148	Hopefull #3 (1)	2007/Sep/11	25	American Bonanza
226149	Hopefull #4 (1)	2007/Sep/11	25	American Bonanza
226150	Hillside (1)	2007/Sep/11	25	American Bonanza
226151	Highgrade (1)	2007/Sep/11	25	American Bonanza
226207	Thrust	2007/Sep/11	25	American Bonanza
226208	Copco #1	2007/Sep/11	25	American Bonanza

Tenure #	Claim Name	Good to Date	Area (ha)	Owner
226209	Copco #2	2007/Sep/11	25	American Bonanza
226210	Copco #3	2007/Sep/11	25	American Bonanza
226211	Copco #4	2007/Sep/11	25	American Bonanza
226212	Copco #5	2007/Sep/11	25	American Bonanza
226213	Copco #6	2007/Sep/11	25	American Bonanza
227201	Roy 1	2007/Sep/11	25	American Bonanza
227202	Roy 2	2007/Sep/11	25	American Bonanza
227203	Roy 3	2007/Sep/11	25	American Bonanza
227204	Roy 4	2007/Sep/11	25	American Bonanza
227536	Tod #7	2007/Sep/11	25	American Bonanza
227537	Tod #8	2007/Sep/11	25	American Bonanza
227694	Atlas #1	2007/Sep/11	25	American Bonanza
227695	Atlas #2	2007/Sep/11	25	American Bonanza
227696	Atlas #3	2007/Sep/11	25	American Bonanza
227697	Atlas #4	2007/Sep/11	25	American Bonanza
227698	Atlas #5	2007/Sep/11	25	American Bonanza
227699	Atlas #6	2007/Sep/11	25	American Bonanza
227700	Atlas #7	2007/Sep/11	25	American Bonanza
227701	Atlas #8	2007/Sep/11	25	American Bonanza
227702	Atlas #9	2007/Sep/11	25	American Bonanza
227703	Atlas #10	2007/Sep/11	25	American Bonanza
227704	Atlas #11	2007/Sep/11	25	American Bonanza
227705	Atlas #12 Fractional	2007/Sep/11	25	American Bonanza
227708	Dor #1	2007/Sep/11	25	American Bonanza
331105	Miss Daisy 1	2007/Sep/11	25	American Bonanza
331106	Miss Daisy 2	2007/Sep/11	25	American Bonanza
331167	Bes 1	2007/Sep/11	25	American Bonanza
331168	Bes 2	2007/Sep/11	25	American Bonanza
332630	Tor 2	2007/Sep/11	450	American Bonanza
395270	Fireweed	2007/Sep/11	25	American Bonanza

(1)

Claim subject to 2.5% NSR payable to Sable Resources Ltd.

Location

The Property is situated in northern British Columbia, 115 km southwest of Watson Lake, Yukon Territory, and 120 km northeast of Dease Lake, British Columbia (see Figure 1).  The Cassiar Gold Property is located in the Cassiar Mining District of the Liard Mining Division of British Columbia (see Figure 2).

Figure 1.  Cassiar Gold Property – Provincial Location Map.

The following map shows the location of the Taurus II Project and the Taurus Deposit in relation to the Cassiar Gold Property:

Figure 2: Cassiar Gold Property Map

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

Infrastructure

Existing infrastructure on the Property is well able to support the type of historic underground mining operations but, except for favourable road access, no infrastructure is currently in place to support a large scale open pit mining operation envisaged at the areas known as Taurus and Taurus II (see Figure 1 for location of these areas). The Company’s underground operational infrastructure is well established with defined reserves outlined (see below) whereas the Property’s open pit mining is considered exploratory in nature.

The mill on the Property (the “Cusac Mill”) was constructed in 1986 and was last operated in 1999 prior to recommencement of production in late 2006.  During the first quarter of 2007, the Cusac Mill developed a problem with a conveyor system that moves ore into its primary jaw crusher.  The problem was being caused by deterioration of the ramp that trucks were using to dump ore into the corse ore bin, such that the ramp was leaning on the building housing the conveyor, creating preassure and causing the conveyor to jam.  During March and April, the Company rented a portable crusher , as repairs to the ramp were best undertaken during warmer summer weather.  Final repairs to the conveyor and ramp are expected to take place in July 2007 at a cost of approximately $75,000.

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

During 2006, the Company received a further amended M-127 Permit allowing the Company to proceed with its planned mining of the Rory and East Bain Veins.  The Amended M-127 Permit adjusted the bond requirement such that in addition to the $150,000 placed into bond prior to June 30, 2007, a further $290,556 is required to be placed into bond as follows:

On or before	Amount
Balance Paid	$264,444
December 31, 2006 (Extended to June 30, 2007)	150,000
June 30, 2007	150,000
December 31, 2008	140,556
Total	$705,000

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

History and Previous Work

History of the Cassiar Gold Property

In 1934, the first gold-bearing quartz veins were found in Quartzrock Creek.  Following this, numerous veins were discovered and many claims were staked.  The higher-grade portions of these veins were exploited by small-scale mining over the next forty years.  At one point, half-a-dozen abandoned mill sites with capacities of less than 12 tons per day existed in the area.  Well-known individuals that played an important role in the early years include John Vollaug, Hans Ericksen, J.R. Boulton, John Hope, F. Callison, Pete Hamlin, and Fred and Guilford Brett.  Cusac’s interest in the area began with the prospecting efforts of Fred and Guilford Brett who formed Glen Copper Mines Ltd., which evolved into Cusac Industries Ltd., and in 1995, Cusac Gold Mines Ltd.  At present, the Company’s mineral claims cover the entire Cassiar Gold Camp (which includes all gold occurrences in the Cassiar mountain range in the vicinity of the former town of Cassiar, Table Mountain and Jade City).

In 1978, Agnes and Jennie Mining Company Limited and Nu-Energy Development Corp., which later amalgamated to become Erickson Gold Mining Corporation (“Erickson”), commenced the first large scale production from the Jennie Vein in the Main Mine (see Figure 3 for the location of the various veins on the Cassiar Gold Property).  In 1979 and 1980, Cusac conducted work in the area of the Cusac Mine.  During 1980, Plaza Mining Corporation (“Plaza”) commenced open pit production from the eastern portion of the Vollaug Vein.  Between 1978 and 1984, development of the Main Mine (also known as the Erickson Mine) was expanded to include workings on four main levels to exploit the Jennie, Maura, Alison, and Bear Veins.  Esso Resources Canada Limited conducted exploration around the Main Mine in the early 1980s.

Legend
Table Mountain Sediments
Table Mountain Thrust
Table Mountain Volcanics
Produced System
TARGET ZONES
Cusac Gold Mines Ltd.
Table Mountain Gold Property
Schematic Longitudinal Section
(Looking West)
S
N
1600m
1600m
800m
800m
North Pete
Bain 24K oz
Cusac 89K oz
Hot
Jill
Sky
Vollaug 41K oz
Main Mine 135K oz
Rory
Switchback
Placer 75K oz
Van / Newcoast
Reo
Wings Canyon
Taurus 36K oz
Pooley Pass
"The Gap"
Switchback/ Main Mine
Van / Newcoast TAURUS II
113K
176K
75K
36K
Highgrade Mesothermal Vein Targets
Bulk Tonnage Disseminated & Highgrade Vein Targets

Figure 3: Schematic Longitudinal Sections of the Cassiar Gold Property.

Exploration around Quartzrock Creek by United Hearne Resources Limited in the late 1970s lead to the commencement of production at the Taurus Mine in 1981, which continued until 1988.  At the same time, Sable Resources Ltd. and Plaza Resources Ltd. developed underground workings on the east side of 88 Hill, which is in the area marked “Taurus” on Figure 3 and within the area called “Taurus Project” on Figure 2 above.

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

During 2002, Cusac conducted diamond drilling on the East Bain Vein , located on strike of the Bain Vein on Figure 3, which confirmed the existence of a gap with the West Bain Vein, but failed to extend the vein to the east.  In 2004, the Company spent approximately $1.2 million on exploration on the Property, resulting in the discovery and definition of the Rory Vein.  .

Due to low gold prices and difficulty in raising capital, the Company suspended mine operations in 1997 and entered into a “care and maintenance” mode with regards to the Table Mountain Gold Mine, except for a brief mill run in 1999.

As described above, partly due to significantly increased gold prices, the Company completed a financing enabling the Company to recommence the operation with the objective of producing gold again from the Property.  To time of writing, the Company’s gold production has been minimal and there can be no assurance that any gold production will result from the Company’s current efforts.

History of the Taurus II Project

In 2005, the Company developed an exploration program designed to test bulk-tonnage gold targets in the vicinity of the existing Taurus Deposit.  The Taurus Deposit is a disseminated gold prospect that lies on the Cassiar Gold Property as well as claims owned by American Bonanza (please refer to the claim map in “Property Description and Location”). On claims owned 100% by the Company in the vicinity of the Taurus Deposit is an area where the geology and previous exploration indicates the possibility of a large-tonnage, disseminated gold deposit and/or high-grade quartz vein gold mineralization. The Company’s new exploration initiative in this prospective area is called the Taurus II Project.

The Company reported several encouraging new targets with bulk tonnage, disseminated gold potential had been outlined during Phase I of its Taurus II Project initiative. The top priority target was a large zone of alteration and quartz veining where past trenching returned widespread gold values ranging up to 190 grams per ton in quartz and altered wall rock. Phase I involved a detailed compilation, digitization and interpretation of the Company’s large Taurus Deposit area data base created over three decades through work by various companies working in the Cassiar Gold Camp.

The second priority target, called the Somerville System, a 500 by 100 meter area located approximately 200 meters from the Backyard System to the west, was also the site of extensive trenching by Energold that outlined abundant quartz veining and alteration zones with samples ranging between up to 190 grams per tonne gold.

During Phase II of the Company’s Taurus II Project exploration, a total of 13 holes comprising 2, 444 meters of diamond drilling were completed.  Results of the drilling were encouraging, with a number of zones exhibiting sufficient low-grade gold mineralization over significant widths.  The best intercept was 2.2 grams per ton gold over 32 meters, but some of the holes failed to intercept significant mineralization.

A total of 1,140 meters were drilled in 6 holes on the Backyard System which is the largest exposed zone of quartz veining and carbonate-pyrite altered volcanics on the Taurus II Project area.  Significant results in the Backyard System include 1.43g/t Au over 3.7 meters in hole 05BY-03, 3.72 g/T Au over 2.20 meters in hole 05BY-04, and several other intercepts of more than 2 meters grading at or above 1 g/t in the Backyard System holes.

A total of 1,122 meters were drilled in 6 holes on the Somerville System where numerous surface rock and geochem anomalies define a zone over half a kilometre square.  Highlights of the Somerville zone drilling include 0.93 g/t Au over 12.7 meters in hole 05SV-01, 2.04 grams gold over 8.70 meters in hole 05SV-02, and 1.26 g/t Au over 25.6 m in hole 05SV-04.  Additionally, hole 05SV-03 encountered 19 meters of 1.27 g/t Au.  All significant intercepts from the drilling from this phase of exploration are presented in table form and can be found at www.cusac.com.

In October 2005, the Company completed and published the results of the Sketchley Report.  The Sketchley Report confirms the potential on the Taurus II Project property for near surface, lower-grade, vein-alteration systems and recommends further exploration expenditures of $1.53 million.  The report is available at www.sedar.com.

In October 2005, the Company recommenced its 18 hole, 3400 meter diamond drilling program on the Taurus II Project.

In December 2005, the Company announced assays from the final holes in the Company’s most recent 18 hole, 3400 meter diamond drilling campaign have extended the bulk tonnage Taurus II Project gold target at least 255 meters to the west from previously reported Hole SV-06.  The Taurus II Project bulk tonnage disseminated gold target area is now at least 1.5 km E-W by 1 km N-S in extent and remains open in both directions.  Highlights include diamond drill hole SV-07 had 12.25 meters grading 1.11 grams per tonne Au within a very broad zone with relatively consistent gold mineralization grading 0.53 grams per tonne Au over 50.25 meters.

During June of 2007, the Company completed an additional 5 drill holes on the Oro Vein.  Results of 3 of these holes were available at time of writing and, as disclosed via press release, included an intersection grading 20 grams per tonne gold over 1.1 meters and is considered by management to be a target for high-grade underground gold mineralization.  Further exploration is planned for the Oro Vein.

History of the Taurus Deposit

The Taurus Deposit was originally covered by seven claims of the Cornucopia Group staked by J.C. Simpson in 1935.  Simpson carried out stripping, trenching and rock sampling until 1944.  The following year, Benroy Gold Mines Ltd. optioned the property and completed more than 700 metres of trenching and 1500 metres of diamond drilling.

The claims were restaked in 1959 by Couture and Copeman who hand-mined 25 tons of high-grade ore from a short adit.  In 1960, Cornucopia Exoplorations Ltd. was incorporated to acquire the property and in 1961 changed its name to Hanna Gold mines Ltd. and proceeded with 1180 metres of drifting and crosscutting, and 1000 metres of diamond drilling.

In 1964, Newconex Canadian Exploration Ltd. optioned the property and completed an additional 180 metres of drifting and crosscutting and 210 metres of drilling.  In 1972, hanna gold Mines became Dorchester Resources ltd. and rehabilitated and resampled the main 3600 level adit, and completed another 223 metres of underground diamond drilling between 1973 and 1975.  In 1978, Ashlu Gold Mines Ltd. optioned the property and completed 7.2 kilometres of ground-based magnetometer and electromagnetic surveys.  In 1979, United Herne Resources Ltd. optioned the property and continued underground development and drilling.

A 135 tonne per day mill was constructed at the Taurus Deposit in 1980-81, treating 220,000 tones of ore, averaging 5.14 grams per tonne gold prior to closing in 1988.  During the time of the mine operation exploration was limited to gaining information on accessible mineralization from existing workings.  This meant primarily the veins located above the Decline Fault.  A few holes did however penetrate the decline fault and several pyrite veins were intersected in addition to a unit described as rhyolite.

After the closure of the mine at the Taurus Deposit, several companies explored other mineralized areas of the property that were not actively explored during the time of operations.  Geochemistry, geophysics and more than 25,000 metres o drilling were completed between 1993 and 1997.  Companies involved included Cusac, Sable Resources ltd., International Taurus Resources Inc., Hera Resources Inc., Cyprus Canada and Navasota Resources in 2003.

In 1988, drilling in the 88 Hill area discovered the 1988-1 and 1988-2 vein systems. Hole 88- 5 intersected 5.99 g/t over 12.34 metres; subsequently, a small open pit extracted 2600 tonnes grading 2.06 g/t from the 1988-2 vein. The 1994-drill program, completed by International Taurus, totalled 7,592 metres in 88 holes, predominantly on the north side of the highway, west along strike from the Taurus workings, dubbed the Taurus West zone. Drilling, mainly NQ size, encountered a mineralized zone locally over 200 feet in width, consisting of a quartz stockwork system in a broad zone of pyritic altered basalt. An example of this mineralization is recorded in drill hole, 94-56 which intersected 1.6 g/t over 44.5 metres core length. Cyprus Canada Inc. conducted an extensive diamond drilling program of 12,692 metres in 79 holes concentrated in the Taurus West, 88 Hill, and Taurus Mine areas. In March 1995, four holes drilled on section 1100W intersected long intervals of disseminated pyrite mineralization that included 2.47 g/t over 86 metres in T95-29 in the Taurus West area. Unfortunately, continuity between holes combined with metallurgical test recoveries resulted in lower emphasis on Taurus West as a target in subsequent programs.

Both diamond core and reverse circulation (RC) percussion drills have been used on the property. Variable core recoveries have resulted in some statements that RC is the preferred technique. Broughton, D. and Masson, M. (1996): Report on 1995 Exploration Program on the Taurus Deposit, B.C., NTS 104P/5, Unpublished Report for Cyprus Canada Inc. concluded that these variances between core and RC holes in disseminated pyrite mineralization were the result of statistical variation, systematic overestimation of grade due to contamination in RC samples, Cusac Gold Mines Ltd. 16 0753250100-REP-R0001-02 Technical Report on the Taurus Deposit – Liard Mining District, B.C. and/or a more representative sample from RC due to the greater sample size. No firm conclusion can be made from their study.

In late 2003, Navasota Resources Limited conducted a two-phase program consisting firstly of general geological compilation with some geochemistry, as well as limited remapping and re-logging of specific core. Phase II consisted of a drill hole program made up of 13 NW holes totalling 1,974 metres in length. The holes were designed to test the zones identified in post-1994 work. In general terms, these results confirmed the results reported in previous programs on the Taurus Deposit. The zones intersected in the 2003 program do not seem to match up identically with those from previous work; therefore, more work is needed to understand the nature of the zones on the property. Difficulties arising from the high nugget affect associated with the T4 mineralization may be the cause of this, and some small test pits and/or underground sampling may be needed to understand the geology better.

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

Gold mineralization on the Property appears as follows:

1.

Type I - Narrow (1-10 feet wide), high-grade gold in quartz veins typically mined from underground in small volumes; and

2.

Type II - Wide (30-400 feet wide) zones of low-grade gold in altered greenstones and quartz mineralization typically mined from surface in high volumes.

Historic production from the Property has come from Type I, whereas Type II is the subject of more recent exploration only.  Gold reserves on the Property exist in high-grade quartz veins, whereas no low-grade reserves have as been outlined.  However, the Company is currently focusing most of its exploration activity on the second type of mineralization, as deposits of this type typically have larger size potential.

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

In 2006, exploration efforts concentrated on the Taurus II area to the west of the mineralized zones discovered in 2005. The western portion of the Taurus II Project area is partially overlain by metamorphosed sediments (argillites) and has had relatively little previous exploration. The geology of the western part of the Taurus II area is similar to that of the rest of the Cassiar Gold Property, with flat-lying argillite "caps" exerting a strong control on gold deposition, and early results indicate that here gold mineralization was also trapped below the argillites.

The 2006 exploration program began in June with an extensive soil geochemical survey covering the entire Taurus II 'argillite cap', (862 Ha). A total of 2,720 soil samples were collected and analysed. A trenching program commenced in August in the areas where the soil sample results indicated gold anomalies. Approximately 20% of the soil anomalies have been investigated to date. The trenching program uncovered numerous intensely altered, volcanic-hosted quartz vein zones including the 'Oro Vein' system. The Oro system is a large quartz vein located on the eastern margin of the argillite unit containing gold mineralization in both the quartz vein and the volcanic host rock. Along strike 1.3 kilometers to the west of the Oro Vein is the newly discovered 'Blue Zone'.

Following the trenching, a drilling program was initiated consisting of 21 holes totaling 3,280 meters. The Oro Vein was the first target, where 12 drill holes delineated an east-west strike length of 230 meters. The Oro Vein returned intersections grading up to 4.11 g/t over 4.25m, 0.96 g/t gold over 11.9m ,and 1.67 g/t gold over 9.1m. The Blue Zone drilling returned intersections grading up to 1.04 g/t gold over 28.4m. The average width of the Oro Vein is 6.9 meters in angled drill holes (the true width of the vein has not been determined). The Oro Vein is open to the west, and at depths below 50m, with the widest intersections to date located at the west end of the vein.

Mineral Reserves

The Taurus Deposit hosts no gold reserves.  However, an inferred resource (as defined under Canada’s securities regulation governing disclosure of mining information, National Instrument Policy 43-101), of 1.04 million ounces has be calculated by Wardrop Engineering Inc.  The resource is contained in 32.4 million tonnes of material grading 1 gram of gold per tonne.  The Company is taking steps to increase the confidence of this resource such that eventually a mineral reserve can be defined, but there can be no assurance that the resource will ever become economically minable.

East Bain Vein

In 2002, an exploration program was conducted that comprised of eleven drill holes, four of which intersected the East Bain Vein.  Based on all the results to date, probable Mineral Reserves of 28,000 tons grading 0.50 ounces of gold per ton have been outlined on the East Bain Vein.

Preliminary development work on the East Bain Vein project is underway.

Rory Vein

In 2004, the Company discovered a gold bearing vein on the Property called the Rory Vein. Diamond drilling during the year outlined a probable Mineral Reserve of 16,000 tons grading 0.49 ounces of gold per ton.

Mineral Resources – Taurus Deposit

CAUTIONARY NOTE TO U.S. INVESTORS
CONCERNING ESTIMATES OF INFERRED RESOURCES

This Annual Report uses the term “inferred resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. Inferred resources have a great amount of uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

The following is information based on the Wardrop Report:

The resource estimate is based on drill hole data from the property. Trends of mineralization were established using categorical indicator techniques. A bulk density of 2.7 tonnes per cubic metre (t/m3) was used for determining tonnage.

During the resource estimate unsampled intersections have been set to zero grade. This is likely to result in a conservative estimate, particularly in areas comprised predominantly of pre-1995 drilling.

At a cutoff grade of 0.50 grams per tonne (g/t) Au, there is an Inferred Mineral Resource of 32.4 million tonnes at an average Au grade of 1.0 g/t, which equates to a metal content of 1,040,886 troy ounces of Au. Table 1.1 summarizes the mineral resource for the property by area at a 0.5 g/t Au cutoff.

SUMMARY OF INFERRED MINERAL RESOURCE ESTIMATE
AT 0.50 G/T AU CUT-OFF

Zone Name	Tonnes (000’s)	Average Grade (gt/Au)	Contained ounces of gold
Sable	1,350	1.32	57,339
88 Hill	8,505	1.15	315,797
88 West	13,102	0.87	366,930
Highway	2,456	0.98	77,276
Taurus West	3,709	1.02	121,056
Taurus	2,348	0.99	74,489
Plaza	917	0.95	27,999
TOTAL	32,386	1.00	1,040,886

Due to the uncertainty of Inferred Mineral Resources it cannot be assumed that all, or any part of this resource will be upgraded to an Indicated or Measured Resource as a result of continued exploration. To justify upgrading of the mineral resource demonstrated economic viability is required.

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

2006 production was minimal as milling of ore commenced immediately prior to a planned holiday shutdown.  In 2006, milling of a total of 325 dry tons grading 0.136 ounces per ton produced 41 ounces of gold.

During the 1st half of 2007, the company mined and produced 634 ounces of gold and incurred significant losses from this production.

Planned and Recommended Work Programs

Table Mountain Gold Mine

During 2006 the Company raised the capital required to place the Table Mountain Gold Mine back into production focusing on the 44,000 tons of probable reserves in the Rory and East Bain Veins grading 0.46 ounces per ton gold.  Production from the Rory Vein took place on a very limited scale at the end of 2006, and increased in the first quarter of 2007.  The Company encountered extremely complex structural conditions at the Rory Vein leading to drastically reduced tonnage and grade, resulting in significant losses from operations, as described above.

The Company’s planned work program for the balance of 2007 is to develop and produce gold from the 28,000 tons of probable reserves located in the East Bain vein grading 0.5 ounces per ton.  If the company is successful in raising additional funds and production from the East Bain Vein proceeds as planned, the Company expects to produce 14,000 ounces of gold in 2007.

Taurus Deposit

A 25-hole diamond drill program is now under way to expand and further define the Taurus Deposit. A team of geologists led by Cusac Vice-President of  Exploration, Lesley Hunt, and Senior Project Geologist, Mike Glover, is supporting the drill program and executing on a series of other recommendations in the report. Drilling on the Oro Vein is now complete and assays are pending.

Cusac believes that the Taurus Deposit has the potential to increase in size, grade and resource confidence level, particularly in the 88-Hill and 88-West zones, which form the heart of the deposit. Cusac's immediate goal is to complete the additional work required to commence a National Instrument 43-101-compliant prefeasibility study, focusing on the 88-Hill zone as a potential starter pit.

A previous scoping study was completed by Mineral Resources Development Inc. in 1996 for Cyprus Canada Inc. and metallurgical testing was carried out at that time by Hazen Research and others. The Hazen work showed 77-per-cent whole ore cyanide leach gold recovery for crushed and milled 88-Hill mineralization and 95-per-cent flotation recovery. Some of the Taurus mineralization, mainly in the Taurus West zone, has been found to be refractory, whereas the bulk of the resource has been found to exhibit reasonable recovery rates. A detailed review of past metallurgical work is contained in the Wardrop Report. The Wardrop Report recommends that new metallurgical tests be completed to verify past work and to determine if the Taurus Deposit is heap-leachable.

Key findings and recommendations of the Wardrop Report include:

•

The resource calculation is based on 372 drill holes and 15,787 assays;

•

Numerous unsampled drill core intervals (mainly pre-1994 drilling) have led to a conservative resource estimate and this core should be sampled and assayed (under way);

•

Relogging of drill core should be done to integrate past work into a consistent lythological framework and thereby increase confidence in the resource (under way);

•

A reliable geological model for the deposit should be developed to add further confidence to future resource calculations (under way);

•

Infill drilling (14 holes recommended at 150 metres each) is recommended;

•

Larger diameter metallurgical drilling (HQ, six holes) mainly on 88-Hill followed by column and other tests is recommended (under way);

•

The deposit is potentially heap-leachable. Encouraging past recoveries of up to 74 per cent need to be properly defined and confirmed (under way);

•

Exploration drilling (five holes) should be completed to test possible expansion of the deposit to the west.

Taurus II Project

The Sketchley Report concluded that:

•

Potential exists in the Taurus II Project area to outline gold-bearing vein –alteration systems that could be amendable to open pit mining.

•

Emphasis should be placed on looking for litho-structural features that could have controlled hydrothermal fluid flow resulting in the coalescing of swarms of anatomising gold-bearing vein-alteration zones to form areas worthy of additional exploration.

•

The Dribble Creek area is a corridor of exploration interest, particularly where the Backyard, Somerville, North Notch, Newcoast and Newcoast West areas trend into the Erickson Creek Fault Zone and adjacent parallel structures.

The Sketchley Report recommends further exploration expenditures of $1.53 million.

A three phase exploration program with a budget of $1.53 million was proposed: phase I would comprise base line studies that are needed to develop targets; phase II involves diamond drilling of high priority targets; and phase III is follow-up diamond drilling. This phase of the program was completed in 2006.

A description of the work program was as follows:

1.

A GIS image base is required to ensure all information is compiled with appropriate geographic relationships.  This recommendation was carried out by way of a helicopter borne LIDAR (Laser Imaging Detection and Ranging) survey.

2.

Detailed historical geological mapping needs to be incorporated with GIS image base to provide a better understanding of the geological setting of the area.  This work is ongoing and is being correlated with the LIDAR data.

3.

Petrographic and gold occurrence studies are needed to understand gold relationships.

4.

Soil sampling will update fragmented and spotty historical coverage to provide consistent coverage for GIS integration.  A large scale geochemical grid was established leading to anomalous zones being trenched and in some cases drilled.

5.

Magnetic and VLF-EM testing will help to understand the usefulness of these tools considering that the Bain Vein in the Cusac Mine area was discovered by following up a VLF-EM anomaly. Testing should be done over the Backyard and Newcoast areas.  This work was carried out but problems with instrumentation and data collection rendered the findings inconclusive.

6.

Examination of outcrops and anomalies on the ground is needed to place all baseline information in context before investigation by drilling.  This was carried out.

7.

Surface land ownership in the area of the Backyard System should be obtained before further exploration is conducted.  Surface rights in this area were clarified but exploration was not carried out here as other targets took priority.

8.

Drilling should be done by diamond coring to understand geological relationships.  A total of 21 drill holes were completed.

Additional Technical Information

The Company has filed at www.sedar.com a number of in depth technical reports by independent experts relating to the Cassiar Gold Property including detailed geological and engineering discussions, which are available free of charge to investors seeking additional information of a technical nature.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following should be read in conjunction with the Company’s financial statements included elsewhere herein.

5.A. Results of Operations

Year ended December 31, 2006 Compared to year ended December 31, 2005

During the year ended December 31, 2006, the Company’s expenditures have been financed through issuance of common shares.  Equity financing raised, net of share issuance costs, including flow-through shares, during the year was $3,926,668 compared to $1,063,728 raised in 2005.  The Company began gold production at the Table Mountain Mine and milling of ore from the Rory Vein commenced December 14, 2006.  Modest gold production occurred during the year resulting in a net loss of $5,288,803 or $0.09 per share, an increase over last year’s loss of $1,562,307 or $0.03 per share loss.

General and administrative costs were $1,317,460 during 2006 compared to $662,056 for 2005.  General and administrative expenses include office rent, legal and accounting fees, listing fees, shareholder communications and non-cash employee and director incentive stock option expense that is calculated based on Canadian generally accepted accounting principles.  The Company’s assets totalled $4,616,682 at the end of 2006 compared to $3,047,061 at the end of 2005. The decrease in the book value of the Company’s assets is mainly attributable to a decrease in cash generated from equity financing completed during the period.

Year ended December 31, 2005 Compared to year ended December 31, 2004

General and administrative costs were $662,056 during 2005 compared to $661,147 for Fiscal 2004, an increase of $909. General and administrative expenses include office rent, legal and accounting fees, listing fees, shareholder communications and non-cash employee and director incentive stock options expense that is calculated based on Canadian generally accepted accounting principles. The Company’s assets totalled $3,047,061 at the end of 2005 compared to $3,374,820 at the end of 2004. The decreased book value of the Company’s assets is mainly attributable to a decrease in cash generated from equity financing completed during the period.

Historical Results of Operation

The following discusses the Company’s production costs for the last three fiscal years.

No production costs were incurred in 2006, 2005 or 2004 as no gold mining operations were carried out.  Production costs were $124,581 during fiscal 1999 as compared to $487,033 during fiscal 1998. Although the Company contemplated in fiscal 1998 to increase the through put rates, due to low gold prices the Company did not under take extensive mining operations. To keep the plant in operational condition and to expand exploration activity, the Company worked only on the newly discovered extension of the Bear Vein with a small crew. Cash costs per ounce of gold sold were $337 (US$227) per ounce during fiscal 1998 as compared to $573 (US$417) in fiscal 1997. Cash costs include mining, milling maintenance and on-site general and administrative expenditures.

5.B. Liquidity and Capital Resources

At December 31, 2006 the Company had current assets of $1,346,455 consisting of cash, receivables, flow-through share proceeds, and prepaid expenses, compared to $539,088 at the end of 2005.  The decrease in current assets is attributable to depletion of cash through increased exploration expenditures.

Current liabilities at December 31, 2006 were $2,939,541, compared to $859,456 for the end of 2005.  The decrease is primarily attributable to a decrease in accounts payable. The bank indebtedness represents an operating line of credit used by the Company to pay expenses that are not exploration expenses and therefore not payable from its flow-through share proceeds.  The decrease in accounts payable is attributable primarily to availability of cash.

Equity financing raised during 2006 was $3,926,668 (includes $2,439,780 in flow-through financing) raised compared to $1,063,728 (includes $909,728 in flow-through financing) raised during 2005.  The increase in equity financing year over year can be attributed to improved market conditions and the prospective nature of the Taurus II Project.

At December 31, 2006, the Company had a working capital deficiency of $1,593,086 as compared to $320,368 at December 31, 2005, an increase of $1,272,718.

Recent Financings

May 2007 Private Placement

On May 5, 2007, the Company closed CDN$1,474,250 in equity financing in the first tranche of a $2-million financing reported April 2, 2007. The company issued 3,673,000 flow-through units at $0.27 per unit for gross proceeds of $991,710, and 2,098,000 common share units at $0.23 per unit for gross proceeds of $482,540. Each unit included one-half of one non-transferable share purchase warrant, where each whole warrant entitles the holder to purchase one common share at a price of $0.35 per share for an 18-month period expiring Nov. 8, 2008. The flow-through proceeds will be used mainly to finance exploration of the Taurus project and partly to finance the recently announced drill program at the Oro vein. The non-flow-through proceeds will be used for general working capital.

Compensation paid on closing consisted of cash commissions totalling $98,588 and 403,970 broker's warrants were issued whereby each warrant entitles the holder to purchase common shares at a price of 23 cents per share for an 18-month period expiring Nov. 8, 2008. All shares issued pursuant to this private placement together with any shares issuable on exercise of warrants have a hold period expiring Sept. 9, 2007.

On May 18, 2007, the Company closed an additional $158,510 equity financing in the second tranche of the above mentioned $2-million financing. The company issued 555,555 flow-through units at $0.27 per unit for gross proceeds of $150,000, and 37,000 common share units at $0.23 per unit for gross proceeds of $8,510. Each unit includes one-half of one non-transferable share purchase warrant, where each whole warrant entitles the holder to purchase one common share at a price of $0.35 per share for an 18-month period expiring Nov. 17, 2008. The flow-through proceeds will be used mainly to finance exploration of the Taurus project and partly to finance the recently announced drill program at the Oro vein. The non-flow-through proceeds will be used for general working capital.

Compensation paid on closing consisted of cash commissions totalling $6,000 and 22,222 broker warrants were issued whereby each warrant entitles the holder to purchase common shares at a price of $0.23 per share for an 18-month period expiring Nov. 17, 2008. All shares issued pursuant to this private placement, together with any shares issuable on exercise of warrants, have a hold period expiring Sept. 18, 2007.

December 2006 Private Placement

On December 12, 2006, the Company closed an equity financing and issued 3,670,500 flow-through units priced at $0.26 for total gross proceeds of $954,330.

The  flow-through units consisted of one common share and one half of a share purchase warrant with each whole warrant exercisable to purchase a non flow-through common share at a price of $0.34 per share for a period of 12 months.

In connection with the financing, the Company paid a total of $155,441 in cash and 250,300 agent’s warrants as finders fees.  Each agent’s warrant entitles the holder to purchase a non flow-through unit of the Company for a period of 12 months at a price of $0.26 per unit.  Each non flow-through unit consists of one non-flow through common share and one half of a share purchase warrant with each whole warrant exercisable to purchase a non flow-through common share at a price of $0.34 per share for a period of 12 months from the issuance of the agent’s warrants.

The Company has also arranged a private placement of 76,924 common shares at $0.26 per share.

May 2006 Private Placement

The Company completed a private placement on May 31, 2006 and issued: 3,749,225 common share units at $0.24 per Common Share Unit for proceeds of $899,814; 6,657,500 flow-through units at $0.27 per flow-through unit for proceeds of $1,797,525; and 813 convertible debentures (the “Convertible Debentures”) at $3,750 per Convertible Debenture for proceeds of $3,048,750.  The proceeds from the private placement totalled $5,746,089.

The common share units consisted of one common share and one warrant to purchase an additional common share for 12 months at $0.35 per common share .  The flow-through units consisted of one flow-through share and one half of one warrant.  The Convertible Debentures bear interest at a rate of 11% per annum (calculated and payable semi-annually), mature  18 months from the closing of the private placement, and are convertible into common shares at a price of $0.305 per share. The purchasers of the convertible debentures also received 6,147 detachable warrants with each Convertible Debenture purchased.  The Company issued a total of 4,997,511 detachable warrants in connection with the Convertible Debentures.  The warrants accompanying the Debentures are not exercisable until the Company obtains the approval of its shareholders. Thereafter, each detachable warrant entitles the holder to purchase a common share at $0.35 per share expiring May 31, 2007. the Debentures will bear interest at 15% per annum. The Convertible Debentures are secured by a first charge against all the assets of the Company. All shares issued pursuant to this Private Placement together with any shares issuable on the conversion of debentures and exercise of warrants have a hold period in Canada expiring October 1, 2006.

In connection with this private placement, M Partners Inc. and Oberon Securities, LLC were to be paid a cash commission and to receive brokers warrants.  M Partners Inc. was paid a cash commission of 7% and received brokers warrants to purchase such number of common shares as is equal 7% of all the units sold, at a price of $0.24 exercisable for a period of 18 months from closing.  The issuance of 101,548 warrants to Oberon Securities, LLC, each warrant entitling Oberon Securities, LLC to purchase a common share of the Company at a price of $0.305 per share exercisable for 18 months, is subject to the approval of the Company’s shareholders.

Proceeds from the private placement will be used for exploration and development of the Cassiar Gold Property, and includes $3,700,000 recommended by the Preliminary Feasibility Study for recommencement of production at the Table Mountain Gold Mine.As at December 31, 2006, the Company had $781,072 cash on hand, including $660,000 from proceeds from issuance of flow-through shares, restricted for use on certain qualifying expenditures.

Sources of Funding Requirements

Subsequent to the suspension of continuous mining activities at Cassiar Gold Property in 1998, the Company’s operations have been financed primarily through the sale of common shares and related party advances.

At March 31 2007, the date Company’s most recent financial statements (unaudited)  the Company had current assets of $1,157,603 compared to current assets of $1,346,455 at the end of fiscal 2006. The decrease of $188,852 is attributable the depletion of cash due to unprofitable mining operations. Current assets include $52,407 in prepaid expenses and $421,169 in flow through financing proceeds (prior quarter $660,000), which the Company is required to incur qualified exploration expenses equivalent to this amount of cash prior to December 31, 2007. Current liabilities at March 31, 2007 were $4,233,693, when $2,192,447 in Convertible Debenture maturing November 30, 2007 are included, as compared to $2,939,541 in Current Liabilities at December 31, 2006. The increase in current liabilities of $1,294,152 during the period is related to and increase in accounts payable and accrued liabilities.

On May 31, 2006, the Company issued 813 Convertible Debentures for gross proceeds of $ 3,048,750. The Convertible Debentures issued are convertible into common shares at $0.305 per share and secured by a charge over all the assets of the Company, maturing on 18 months after the date of issue, or November 30, 2007. The Convertible Debentures bear interest at an annual rate of 11%. Subsequent to December 31, 2006, 25 of the Convertible Debentures had been converted into common stock, such that at time of writing 788 Convertible Debentures remain outstanding.

At March 31, 2007, the Company had a working capital deficiency of $3,076,090 compared to a $1,593,086 working capital deficiency at December 31, 2006. The increase in the Company’s working capital deficiency is attributable to depletion of cash related to unprofitable mining operations carried out during the period. The Convertible Debentures are mature on November 30, 2007, and the Company expects to redeem the debentures, in the event that they do not convert to common shares, from surplus cash generated from gold production. The Company plans to increase its working capital through profitable production of gold, although achievement of profitable production cannot be assured. The Company has also, subsequent to the end of the period, closed equity financing of with gross proceeds of $1,470,000.

In spite of the above financing, the Company is experiencing a serious shortage of capital, partly because the above funding included $991,000 in Flow Through funding that must be earmarked for exploration on the Taurus and Taurus II Projects, and not mining operations. Currently, the Company does not have sufficient capital to achieve its goal of developing the East Bain Vein through to production. Management anticipates that an additional $1 million will be required to achieve production at the East Bain Vein. To cure this capital shortage, management is aggressively seeking an infusion of additional equity financing of approximately $2 million. The Company has also taken steps to reduce its workforce by 50% at the mine to reduce expenses.

The Company’s continued existence as a going concern is dependent upon its ability to achieve profitable gold production at the Table Mountain Mine and/or to obtain additional funding to pursue its exploration and developmental activities during the next fiscal year. There can be no assurance that the operations of the Company will be profitable in the future and there is no guarantee that any funds will be available to the Company.   See “Item 3.D.—Key Information – Risk Factors”.  The Company’s inability to raise additional capital to fund operations through the remainder of this year and through the next fiscal year would have a detrimental effect on the Company’s viability and capability to pursue its operational activities.  These circumstances raise doubt about our ability to continue as a going concern, as described in the comments by our independent auditor for U.S. Readers on Canada – U.S. reporting difference on the December 31, 2006 and 2005 consolidated financial statements.  The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Significant Changes To Accounting Policy During The Year

New U.S. Accounting Pronouncements

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an Amendment of FASB Statements No. 133 and 140”.  Among other things, SFAS No. 155 permits the election of fair value remeasurement for certain hybrid financial instruments that would otherwise require bifurcation under Statement 133, Accounting for Derivative Instruments and Hedging Activities.  These hybrid financial instruments would include both assets and liabilities SFAS No. 155 is effective for fiscal years beginning after September 15, 2006. The Company has not yet completed its evaluation of the potential impact, if any, that the adoption of SFAS 155 will have on its consolidated financial statements.

The SEC has issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in the current year financial statements. SAB 108 requires misstatements to be quantified using both a balance sheet and an income statement approach and evaluate whether either approach results in an error that is material. SAB 108 is effective for fiscal years ending after November 15, 2006. Upon initial application, SAB 108 permits a one-time cumulative effect adjustment to beginning retained earnings. The Company’s adoption of SAB 108 had no impact on the periods presented.

The FASB has issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company has not yet completed its evaluation of the potential impact, if any, that the adoption of FIN 48 will have on its consolidated financial statements.

The FASB has issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under other accounting pronouncements that permit or require measurements, changes the methods used to measure fair value and expands disclosures about fair value measurements. In particular, disclosures are required to provide information on the extent to which fair value is used to measure assets and liabilities; the inputs used to develop measurements; and the effect of certain of the measurements on earnings (or changes in net assets). SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company has not yet completed its evaluation of the potential impact, if any, that the adoption of SFAS 157 will have on the consolidated financial statements.

The FASB has issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”) was issued in February 2007. The statement permits entities to choose to measure many financial instruments and certain other items at fair value, providing the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without the need to apply hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007 with earlier adoption permitted.

The Company has not yet determined the effect of future implementation of these new standards on its consolidated financial statements.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with accounting principle generally accepted in Canada. Differences from United States accounting principles are disclosed in Note 16 in the Notes to the Consolidated Financial Statements in Item 17 of this Annual Report on Form 20F. Some accounting policies have a significant impact on the amount reported in these financial statements. A summary of those significant accounting policies can be found in the Summary of Significant Accounting Policies in our consolidated financial statements. Note that our preparation of this Annual Report on Form 20-F requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates. We believe as explained below that our most critical accounting policies cover the following areas: resource properties, long-term investments and stock-based compensation.

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

Where the Company enters into an option agreement for the acquisition of an interest in mining properties which provides for periodic payments, such amounts unpaid are not recorded as a liability since they are payable entirely at the Company’s option.  As at December 31, 2006, the Company had no material option agreements outstanding that it was pursuing.

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

5.E. Off –Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

5.F. Tabular Disclosure Of Contractual Obligations

	Payments Due by Period ($’s)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations other than Capital Lease Obligations	-	-	-	-	-
Capital Lease Obligations	$48,685	$29,205	$19,480	-	-
Operating Lease Obligations	$96,588	$32,196	$64,392	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities reflected on the Corporation’s Balance Sheet under Canadian GAAP, Asset Retirement Obligation)	440,556	300,000	140,556	-	-
Total	$585,829	$361,701	$224,428	-	-

_______________________

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following list, provides the names of the Directors and the senior management of the Company. The Directors have served in their respective capacities since their election or appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company. All Directors are residents of Canada.  Senior Management serves at the pleasure of the Board of Directors.

Directors and Senior Management as at
June 29, 2007

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

Guilford H. Brett Chairman and a Director North Vancouver, BC Canada	1961

Chairman and a Director of the Issuer (formerly President of the Issuer from 1966 to 2004); President and a Director of Consolidated Pacific Bay Minerals Ltd. since 1986; Director of Tone Resources Ltd. since 2002 (resigned March 27, 2007).

Luard J. Manning(1) Director North Vancouver, BC Canada	1991	Director of the Issuer; Independent Mining Engineer.
George F. Sanders(1) Director Washington State, USA	2005

Director of the Issuer; Vice-President of Argentina Operations for Consolidated Pacific Bay Minerals Ltd. since September 2004; Project Manager of Materials Testing and Consulting, Inc. from June 2001 to December 15, 2004; Self-employed geological consultant in Argentina and the U.S. from October 1995 to June 2001.

Garth D. Kirkham(2) Director	2006	Principal of Kirkham Geosystems; Director of Romios Gold Corp., Member of Advisory Board for North American Tungsten; Executive member of the Geologic Association of Canada.
Leanora Brett CFO, Secretary/Treasurer North Vancouver, BC Canada	2002	CFO and Secretary/Treasurer of the Issuer; Officer of Consolidated Pacific Bay Minerals Ltd. since 1999.
Lesley Hunt VP Explorations Dawson Creek, BC Canada	2004	Officer of the Issuer, B. Sc. Geol.
Dale A. Sketchley, M.Sc., P.Geo.(2) Director British Columbia, Canada	2007	Professional Geoscientist; Manager, Quality Assurance, Ivanhoe Mines Mongolia Inc.

(1) Member of Audit Committee.

(2) At the time of filing of this annual report, Garth Kirkham has ceased to be a director of the Company and Dale A. Sketchley joined the board of directors on April 3, 2007.

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

Guilford H. Brett (Chairman of the Board and Director): Guilford Brett directs and manages the affairs of the Company.  Guilford Brett is also the President and director of Consolidated Pacific Bay Minerals Ltd. and Tone Resources Ltd (resigned from this position on March 27, 2007).  Mr. Brett holds a Bachelor of Arts from the University of Washington.  Self-taught in Geology, Mr. Brett has been involved in overseeing all aspects of mine and exploration finance, planning and execution for over 40 years. Mr. Brett devotes 25% of his time to the Company’s business.

Luard Manning (Director): Luard Manning holds a Professional Engineering designation in British Columbia.  Mr. Manning has acquired direct experience in underground gold mining and operation over a 40 year career. Mr. Manning devotes 10% of his time to the Company’s business.

George F. Sanders (Director): George Sanders has acted as the Vice President, Argentina Operations for Consolidated Pacific Bay Minerals Ltd. since September 2004.  From June 2001 to December 15, 2004, Mr. Sanders was Project Manager for Materials Testing and Consulting, Inc.  Between October 1995 and June 2001, Mr. Sanders was a self-employed geological consultant in Argentina and the U.S.  Mr. Sanders holds a Masters Degree in Geology from the Colorado School of Mines.  He is a member of the Association of Professional Geoscientists and Engineers of British Columbia and is a Licensed Engineering Geologist in the State of Washington.  Mr. Sanders has worked for subsidiaries of Gold Fields PLC in Chile and Nevada, and was Exploration Manager for Canyon Resources in Argentina for 2 years. Mr. Saunders devotes 10% of his time to the Company’s business.

Leanora Brett (CFO and Secretary/Treasurer):  Leanora Brett has over 10 years experience managing public company regulatory filing requirements and procedures.  Ms. Brett devotes 75% of her time to the affairs of the Company.

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

Dale A Sketchley, M.Sc., P.Geo,   Mr. Sketchley is an experienced geologist who currently manages quality assurance and quality control for Ivanhoe Mines Mongolia Inc. at the world-class Oyu Tolgoi deposit in Mongolia. Mr. Sketchley has worked in the Cassiar gold camp in the past, completed a master's degree thesis on the geology of Cusac's Table Mountain ore deposits in 1986, and is the author of two of Cusac's National Instrument 43-101-compliant technical reports covering the Cassiar Gold Property. In addition to receiving a master degree in geology from the University of British Columbia, Mr. Sketchley is a professional geoscientist registered with the Association of Professional Engineers and Geoscientists of the Province of British Columbia.

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

Except for David H. Brett’s relationship as the brother of Leanora Brett and that Guilford Brett is the father of both, there are no family relationships between any other Directors or Senior Management.  There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B. Compensation

In this section “Named Executive Officer” means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
NEO Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
David H. Brett President and CEO	2006 2005 2004	90,000 90,000 57,000	Nil Nil Nil	Nil Nil Nil	400,000(1) 300,000(2) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Leanora Brett CFO	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	54,000(3) 54,000(4) $54,000(5)	100,000(1) 200,000(2) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Options to purchase Common Shares were granted on March 9, 2006 at an exercise price of $0.21 each, expiring on March 9, 2008.

(2)

Options to purchase Common Shares were granted on September 6, 2005 at an exercise price of $0.15 and expire on September 6, 2007.

(3)

These are management fees.

(4)

These are management fees.

(5)

These are management fees.

(6)

On February 21, 2007 David Brett was granted options to purchase 600,000 Common Shares at an exercise price of $0.24 each expiring on February 21, 2009 and on May 4, 2007 David Brett was granted options to purchase 210,000 Common Shares at an exercise price of $0.22 each expiring on May 4, 2009.

(7)

On February 21, 2007 Leanora Brett was granted options to purchase 200,000 Common Shares at an exercise price of $0.24 each, expiring on February 21, 2009.

Long-term Incentive Plans

The Company does not have a long-term incentive plan (“LTIP”) for its directors or officers and, accordingly, no LTIP awards were made to either of David H. Brett or Guilford H. Brett in the most recently completed financial year.

Options and Stock Appreciation Rights (“SAR”s)

Shareholders of the Company and the regulatory authorities have approved Cusac’s Share Option Plan (the “Plan”) through which shares are reserved from the Treasury of the Company for issuance to directors and key employees of the Company pursuant to incentive stock option agreements to be entered into with them, all in accordance with the terms of the Stock Option Plan. Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interests of the Company.

The following tables set out the aggregate options granted and exercised by the Named Executive Officer during the most recently completed financial year and the aggregate financial year-end value of unexercised options:

Option Grants During the Most Recently Completed Financial Year

NAMED EXECUTIVE OFFICERS Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
David H. Brett, CEO	300,000 100,000	54.5% 50%	$0.24 $0.27	$0.21 $0.27	March 9, 2008 August 25, 2008
Leanora Brett, CFO	100,000	18.2%	$0.24	$0.21	March 9,2008

Aggregated Option Exercises During The Most Recently Completed Financial Year And Financial Year-End Options/ SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
David H. Brett	100,000	$6,000	700,000/Nil	$27,000/Nil
Leanora Brett	Nil	Nil	300,000/Nil	$18,000/Nil

Compensation of Directors

There are no arrangements under which directors were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants.

The following directors received options under the Share Option Plan in their capacity as a director during the financial year ended December 31, 2006:

Option Grants During the Most Recently Completed Financial Year

Name of Director	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
David H. Brett	300,000 100,000	$0.24 $0.27	$0.21 $0.27	March 9, 2008 August 25, 2008
Guilford H. Brett	200,000	$0.24	$0.21	March 9, 2008
Luard J. Manning	50,000	$0.24	$0.21	March 9, 2008
George F. Sanders Jr.	150,000	$0.24	$0.21	March 9, 2008

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company had an employment agreement dated January 1, 1988, as amended (the “Employment Agreement”) with Guilford H. Brett that expired on January 1, 2004 and automatically renewed thereafter on an annual basis unless terminated by either of the parties in accordance with the provisions of the Agreement.  Under the Employment Agreement, Guilford Brett received an annual salary of $90,000, subject to adjustment in accordance with changes in the Consumer Price Index for Canada, together with a car allowance of $600 per month. On November 19, 2004, Guilford H. Brett voluntarily resigned as Chief Executive Officer and assumed the role of Chairman of the Board of Directors. The Company reached a severance agreement with Guildford Brett whereby the Company paid him $150,000 in cash and the Company agreed to pay him $1,000 per month, retroactive to December 1, 2004, to compensate him for his role as the Chairman of the Board of Directors.

Indebtedness of directors and senior officers

None of the Directors or Senior Officers of the Company have been indebted to the Company or its subsidiary during the financial year ended December 31, 2006.

6.C. Board Practices

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company. The Senior Management serves at the pleasure of the Board of Directors.

The Company has an Audit Committee, which advises the Board of Directors with respect to the engagement of the independent auditors of the Company and reviews the scope and results of the Company’s audits with the independent auditors, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: Luard Manning, David Brett and George Sanders.

6.D. Number of Employees

As at December 31, 2006 the Company had 35 employees. All of the Company’s employees are located in Canada.

6.E. Share Ownership

The Company has an authorized capital of unlimited common shares and 5,000,000 preference shares without par value. As at June 29, 2007, 78,846,691 common shares were issued and outstanding.

The following table sets out the number of common shares and options to purchase common shares in the capital of the Company beneficially owned by the Directors and Senior Management as at June 29, 2007.

			Options
Name	Number of Common Shares	Percentage of Shares Outstanding	Number	Exercise Price	Expiry Date
David H. Brett President, CEO and Director	457,000	*	300,000 300,000 100,000	$0.15 $0.24 $0.27	June 9, 2007 March 9, 2008 August 25, 2008
Guilford H. Brett Chairman and Director	563,052	*	200,000 200,000	$0.15 $0.24	June 9, 2007 March 9, 2008

Luard Manning Director	130,000	*	50,000 50,000	$0.15 $0.24	June 9, 2007 March 9, 2008
George Sanders Director	10,000	*	100,000 150,000	$0.15 $0.24	June 29, 2007 March 9, 2008
Garth Kirkham Director	38,500	*	200,000	$0.31	April 25, 2010
Leanora Brett CFO, Secretary/Treasurer	100,000	*	200,000 100,000	$0.15 $0.24	June 9, 2007 March 9, 2008
Dale Sketchley Director	Nil	*	300,000	$0.22	May 4, 2009
Lesley Hunt VP Exploration	Nil	*	50,000 136,500	$0.24 $0.15	September 3, 2008 June 9, 2007
Total	1,198,552	1.7	2,136,500	-	-

* Less than 1%

(1)

As at December 31, 2006, David H. Brett owned 600,000 options.  On September 6, 2005, the Company granted Mr. Brett 300,000 options. 100,000 of which were exercised on September 14, 2005 and 100,000 of which were exercised on October 21, 2005.

Stock Option Plan

The only equity compensation plan which the Company has in place is the Company’s share incentive stock option plan (the “Plan”) which was previously approved by the shareholders on July 25, 2006. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company.  The Plan is administered by the directors of the Company.  The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Plan provides that the number of Common Shares issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares. All options expire on a date not later than ten years after the date of grant of such option.

The material terms of the Plan provide that:

•

the participants in the Plan are the directors, executive officers, employees and other service providers of the Company;

•

the Plan is administered by the directors of the Company;

•

the exercise price of stock options granted under the Plan, as determined by the Board in its sole discretion, shall not be less than the "market price" of the shares (as defined by the policies of the TSX) or, if the shares are no longer listed for trading on the TSX, then such other exchange or quotation system on which the shares are listed or quoted for trading;

•

all options granted under the Plan expire on a date not later than 10 years after the issuance of such options by the Board;

•

upon expiry of an option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan;

•

the maximum aggregate number of options that may be issued upon the exercise of stock options granted under the Plan to any one person shall not exceed 10% of the issued and outstanding common shares at the time of grant;

•

the maximum aggregate number of options that may be issued upon the exercise of stock options granted under the Plan to insiders of the Company shall not exceed 10% of the issued and outstanding common shares at the time of grant;

•

if the option holder ceases to be a director of the Company or its subsidiaries or ceases to be employed by the Company or otherwise ceases to be a Service Provider to the Company or its subsidiaries (other than by reason of death), as the case may be, then the option granted shall expire immediately upon the day the option holder ceases to be a director, or ceases to be employed by, or ceases to be a Service Provider to the Company or its subsidiaries, subject to the terms and conditions set out in the Plan, without any right of the option holder to exercise any of the options;

•

options granted pursuant to the Plan will be non-assignable and may be subject to vesting provisions determined by the Board;

•

shares which are issued upon the exercise of options granted under the Plan are to be paid for in cash by the holder;

•

the Company does not offer financial assistance in respect of the exercise of options; and

subject to required regulatory approval, the Company’s Board may, at its own discretion make minor, non-material amendments to the Plan, and may reduce, but not increase, the benefits of the Plan to optionees. Disinterested shareholder approval must be obtained for amendments affecting the issuance to insiders exceeding 10% of the outstanding shares, and any reduction in the exercise price.

The following table summarizes the number of fully-exercisable stock option transactions and the weighted average exercise prices thereof:

	Number of Options	Weighted Average Exercise Price
			*
Outstanding at December 31, 2004	2,160,000	0.36
Granted	1,315,000	0.15
Cancelled/expired	(220,000)	0.31
Exercised	(320,000)	0.15
			*
Outstanding at December 31, 2005	2,935,000	$0.25
Granted	1,880,000	0.27
Cancelled/expired	1,300,000	0.33
Exercised	766,500	0.25	*

Outstanding at December 31, 2006	2,798,500	0.23

*

The weighted average fair value of options granted during 2006 was $0.12 (2005 - $0.06, 2004 - $0.16) based on the Black-Scholes option pricing model using weighted average assumptions, as described in Note 8 of the audited annual financial statements.

On June 29, 2005, 290,000 options were repriced from $0.36 to $0.15, and 270,000 options were repriced from $0.37 to $0.15.  A summary of the common share options exercisable and outstanding at the date of filing of this annual report is as follows:

Category	Date of Grant	Common Shares Under Option(1)	Exercise Price
All executive officers (two in total)	February 21, 2007 May 4, 2007	590,000 210,000	$0.24 $0.22
All directors who are not executive officers (three in total)	February 21, 2007 March 9, 2006 June 29, 2005	250,000 150,000 150,000	$0.24 $0.24 $0.15
All other employees of the Corporation	August 25, 2006	182,000	$0.27
All consultants of the Corporation	February 21, 2007	150,000	$0.24
	November 24, 2006	70,000	$0.25
	August 25, 2006	100,000	$0.27
	April 25, 2006	340,000	$0.31
	March 9, 2006	250,000	$0.24
	December 23, 2005	200,000	$0.15
	September 6, 2005	156,500	$0.15
Total		2,798,500
Note: (1) Vesting of options is at the discretion of the Board, but no vesting provisions apply to any of the outstanding options

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The Company’s transfer agent is Pacific Corporate Trust Company in Vancouver located at 2nd  Floor – 510 Burrard Street Street, Vancouver, BC V6C 3B9 and in Toronto, located at Pacific Corporate Trust Company, Box 56,1925 Commerce Court West, Toronto, Ontario M5L 1B9.  The Company’s securities are recorded on the books of its transfer agent in registered form.  The majority of such shares are, however, registered in the name of intermediaries such as brokerage houses and clearinghouses on behalf of their respective clients. The Company does not have knowledge of the beneficial owners thereof. To the best of its knowledge, the Company is not directly nor indirectly owned or controlled by another corporation(s), by a foreign government or by any other natural legal person.

To the knowledge of the directors and senior officers of the Company, no persons or companies beneficially own, directly or indirectly, equity shares carrying more than 5% of the voting rights attached to all of the shares of the Company.  There are no voting agreements or similar arrangements which could result in a change of control of the Company (formal, informal, written, or oral) known to management to exist.

The transfer agent records indicate as of June 29, 2007, 55,779,772 shares were registered in the names of 244 Canadian individuals, companies and brokerage houses. This represents registered Canadian shareholders holding 16.03% of the issued shares.  There are 14 shareholders in foreign countries other than the United States who hold  613,365 shares, representing 0.79% of issued shares.  There are 1,264 shareholders of record in the United States holding 20,905,51 shares, representing 27.05% of the issued shares. The Company has no knowledge of the number of bearer (street form) shares held by other United States residents. Similarly, the Company has no knowledge of the number of Canadian and other shareholders who hold bearer shares, or whose shares are in the combined number held by brokerage firms.

7.B. Related party transactions

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any  transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2006, or has any interest in any material transaction in the current year other than as set out herein or in the audited year end financial statements of the Company.

The Company’s directors and officers may serve as directors or officers of other natural resource companies or companies providing services to the Company, or they may have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the Company making the assignment.  In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

David Brett, President and Chief Executive Officer of the Company, purchased 200,000 flow-through units (with 100,000 warrants at $0.15 that were exercised on August 2, 2006) pursuant to a private placement at $0.13 per flow-through unit.  David Brett also purchased 35,000 flow-through units at $0.18 with 17,500 warrants that expired unexercised on December 21, 2006 pursuant to a private placement. On November 9, 2006, pursuant to a private placement, David Brett also purchased 100,000 flow-through units at $0.26 per flow-through unit with warrants to purchase 50,000 Common Shares at $0.34 per Common Share, expiring November 9, 2007. David Brett also purchased 40 convertible debentures at a price of $3,750 per Debenture with 245,880 warrants exercisable at $0.35 each expiring on May 31, 2007.

Pursuant to a private placement Guilford Brett, Chairman of the Board of the Company, purchased 300,000 flow-through units at $0.13 per flow-through unit (with 150,000 warrants exercisable at $0.15 each that were exercised on August 2, 2006.  Pursuant to a further private placement, Guilford Brett also purchased 150,000 flow-through units at $0.18 each with 75,000 warrants that expired unexercised on December 21, 2006.  Pursuant to a further private placement Guildford Brett also purchased 100,000 flow-through units at $0.26 each with 50,000 warrants exercisable at $0.34 each expiring on November 9, 2007.  Guildford Brett also purchase 40 convertible debentures at a price of $3,750 per debenture with 245,880 warrants exercisable at $0.35 each expiring May 31, 2007.

Pursuant to a private placement, Leanora Brett, Chief Financial Officer of the Company, purchased 100,000 units at $0.13 per unit (with 50,000 warrants that were exercised on February 8, 2006 at $0.15 per unit).  Ms. Brett also purchased three (3) convertible debentures at a price of $3,750 per debenture with 18,441 warrants exercisable at $0.35 each expiring on May 31, 2007.

Pursuant to a private placement, Luard Manning, a director of the Company, purchased 30,000 flow-through units at $0.13 per flow-through unit (with 15,000 warrants that expired unexercised on December 21, 2006).  Mr. Manning also purchased three (3) convertible debentures at a price of $3,750 per debenture with 18,441 warrants at exercisable at $0.35 each, expiring on May 31, 2007.

George Sanders, a director of the Company, purchased two (2) convertible debentures at a price of $3,750 per debenture with 12,294 warrants exercisable at $0.35 each expiring on May 31, 2007.

As at December 31, 2006, the Company paid the amount of $342,000 to directors and officers of the Company and $25,720 was included in accounts payable to a director for remuneration.

As at December 31, 2006 the company had received $66,286 for services provided to companies with common directors.

As at December 31, 2006 the Company had advanced $289,893 for services provided by an entity owned by a related party.

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

ITEM 9. THE OFFER AND LISTING

Common Share Trading Information

The shares of the Company trade on the TSX under the trading symbol “CQC,” on the OTCBB under the symbol “CUSIF” and also on the FSE under the symbol “DCB.”

The Company has not distributed dividends on its common stock in the past and does not expect to distribute dividends in the near future.

The high and low sales prices of the common share price of the Company  on the Toronto Stock Exchange, the OTCBB and the Frankfurt Stock Exchange are:

	TSX (CDN $)		OTCBB (US $)		Frankfurt (USD $)
Period	High	Low	High	Low	High	Low
Most Recent Six Months
June 2007	$0.21	$0.16	$0.20	$0.15	$0.14	$0.10
May 2007	$0.24	$0.15	$0.22	$0.15	$0.17	$0.13
April 2007	$0.28	$0.21	$0.24	$0.20	$0.17	$0.13
March 2007	$0.30	$0.23	$0.27	$0.20	$0.18	$0.14
February 2007	$0.32	$0.23	$0.28	$0.19	$0.21	$0.14
January 2007	$0.25	$0.20	$0.22	$0.16	$0.15	$0.12

For the Year Ending December 31, 2007
2nd Quarter	$0.24	$0.17	$0.22	$0.17	$0.16	$0.12
1st Quarter	$0.29	$0.22	$0.26	$0.18	$0.18	$0.13

For the Year Ending December 31, 2006
Annual	$0.31	$0.22	$0.28	$0.19	$0.19	$0.15
4th Quarter	$0.27	$0.19	$0.23	$0.17	$0.16	$0.13
3rd Quarter	$0.30	$0.24	$0.27	$0.20	$0.21	$0.16
2nd Quarter	$0.39	$0.27	$0.35	$0.24	N/A	N/A
1st Quarter	$0.29	$0.19	$0.25	$0.16	N/A	N/A

	TSX (CDN $)		OTCBB (US $)		Frankfurt (USD $)
Period	High	Low	High	Period	High	Low
For the Year Ending December 31, 2005
Annual	$0.18	$0.12	$0.17	$0.10	Nil	Nil
4th Quarter	$0.18	$0.12	$0.18	$0.11	N/A	N/A
3rd Quarter	$0.22	$0.12	$0.21	$0.10	N/A	N/A
2nd Quarter	$0.16	$0.10	$0.13	$0.08	N/A	N/A
1st Quarter	$0.17	$0.14	$0.14	$0.11	N/A	N/A

For the Year Ending December 31, 2004	$0.37	$0.24	$0.29	$0.18	N/A	N/A
For the Year Ending December 31, 2003	$0.53	$0.30	$0.39	$0.21	N/A	N/A
For the Year Ending December 31, 2002	$0.39	$0.22	$0.27	$0.11	N/A	N/A

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

– Not Applicable –

10.B. Memorandum and Articles of Association

The Company was incorporated on November 19, 1965 pursuant to the Company Act (British Columbia) (the “BCCA”).  In March 2004, the BCCA was replaced by the Business Corporations Act (British Columbia) (the “BCA”) The Company’s Articles sets the authorized capital of the Company at an unlimited number of Common Shares, without par value, 5,000,000 Preference Shares without par value consisting of 250,000 shares designated as Series A Convertible Preference Shares.  The Company’s Articles do not specify or limit the objects and purposes of the Company.

Adoption of New Charter Documents

The Company filed a Notice of Alteration and a Notice of Articles with the BC Registrar of Companies on April 12, 2007, effectively replacing the previous Articles.  The amendments to the Articles principally reflect the provisions of the BCA which modernize British Columbia corporate legislation. The New Articles do not include a number of provisions in the existing Articles that are now covered by the BCA to avoid the possibility of conflict or the possibility of having to comply both with the statutory provision and a corresponding but different provision in the Articles and include the use of the new terminology adopted under the BCA. For example, “members” have become “shareholders” and “register of members” has become “central securities register” under the BCA.  Copies of the Altered Notice of Articles and the New Articles will be available for viewing at the Company’s office at 911 – 470 Granville Street, Vancouver, British Columbia, V6C 1V5.

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

The BCA allows a special resolution to be passed by at least two-thirds of the votes cast by shareholders present in person or by proxy at a meeting.  At the Annual and Special General Meeting of the Company held on July 27, 2005, shareholders of the Company approved a special resolution (by way of three-quarters majority as required under the BCCA) to remove the PCPs in connection with the adoption by the Company of a new form of Articles that incorporates provisions permitted under the BCA.  With such shareholder approval, special resolutions will require a two-thirds majority vote, instead of a three-quarters majority vote.  Management believes that this will provide the Company with greater flexibility for future corporate activities and is consistent with companies in other jurisdictions.  To take advantage of the flexibility offered by the BCA, the board of directors of the Company has removed the Pre-existing Company Provisions and altered its Notice of Articles accordingly.

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

The current Articles of the Company are attached as exhibits to this Annual Report.  The following is a summary of certain provisions of the current Articles.

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

Powers of Directors

Approval and Voting. The Articles require any director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract pr transaction, in which case any or all directors may vote on such resolution.

Remuneration and Expenses.  The directors are entitled to remuneration for acting as directors, if any, as the directors may from time to time determine.  If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders.  The Company must reimburse each director for the reasonable expenses that he or she may occur. If any director performs any professional or other services for the Company that in the opinion of the Directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the Directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

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

General and Extraordinary Meetings

The Company must hold a general meeting of shareholders at least once every calendar year at a time determined by the Board of Directors, but not later than 15 months after its last annual reference date. The Board of Directors may convene an extraordinary general meeting at any time. The Board of Directors must convene an extraordinary general meeting also upon requisition by the Company’s shareholders in accordance with the BCA. A shareholders’ requisition for an extraordinary general meeting must state the objects of the meeting requested and be signed by the requisitioning shareholders and deposited at the registered office of the Company. All general meetings of the Company must be held in British Columbia, or at a place out of British Columbia approved by the Registrar.

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

Change of Control

There are no provisions in the Company’s Articles or charter documents that would have the effect of delaying, deferring or preventing a change in the control of the Company, or that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

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

10.C. Material Contracts

The Company’s material contracts are listed below in “Item 19 – Exhibits.”

10.D. Exchange Controls

Canada has no system of exchange controls. There are no exchange restrictions on borrowings from foreign countries or on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. The Investment Canada Act (the “ICA”) enacted on June 20, 1985, as amended by the Canada-United States Free Trade Agreement Implementation Act (Canada), requires the  notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control” of a “Canadian business,” all as defined in the ICA. For the purposes of the ICA, “control” can be acquired through the acquisition of all or substantially all of the assets used in carrying on the Canadian business, or the direct or indirect acquisition of interests in an entity that carries on a Canadian business or which controls the entity, which carries on the Canadian business. Under the ICA, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where one third or more, but less than a majority, of the voting shares of a corporation are acquired, unless it can be established that the corporation is not controlled in fact by the acquirer through the ownership of voting shares. Other rules apply with respect to the acquisition of non-corporate entities.

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

(a)

encourage investment in Canada that contributes to economic growth and employment; and

(b)

provide for the review of significant investments in Canada by non-Canadians to ensure such benefit to Canada.

All investments that meet the following criteria are subject to a review:

(a)

direct acquisition of control of an existing Canadian business with assets of five million dollars or more by a non-WTO investor;

(b)

indirect acquisition of an existing Canadian business with assets of fifty million dollars or more by a non-WTO investor;

(c)

indirect acquisition of control of an existing Canadian business with assets of five million dollars or more where the assets of the Canadian business being acquired exceed 50% of the total assets involved in the worldwide transaction;

(d)

direct acquisition of control of an existing Canadian business with assets of $281 million dollars or more by a WTO investor; and

(e)

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

10.E. Taxation

Canadian Taxation

The following discussion summarizes the principal Canadian federal income tax considerations generally applicable to a person (an “Investor”) who acquires one or more Common Shares of the Company, and who at all material times and for the purposes of the Income Tax Act (Canada) (the “Canadian Act”) deals at arm’s length with the Corporation, holds all Common Shares solely as capital property, is a non-resident of Canada, and does not, and is not deemed to, use or hold any Common Shares in or in the course of carrying on business in Canada.  It is assumed that the Common Shares will at all material time be listed on a stock exchange that is prescribed for the purposes of the Canadian Act.

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

An Investor generally will not be subject to tax pursuant to the Canadian Act on any capital gain realized by the Investor on a disposition of a Common Share unless the Common Share is “taxable Canadian property”, and is not “treaty-protected property”, of the Investor for purposes of the Canadian Act.  A Common Share that is disposed of by an Investor will generally not constitute taxable Canadian property of the Investor provided that neither the Investor, nor one or more persons with whom the Investor did not deal at arm’s length, alone or together at any time in the 60 months immediately preceding the disposition owned 25% or more of the issued shares of any class of the capital stock of the Corporation.  In addition, the Common Share will be a treaty-protected property of the Investor if, under the terms of an applicable bilateral tax treaty, any gain realized by the Investor on disposition of the share is exempt from Canadian income tax under Part I of the Canadian Act.

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

Each Investor will be required to pay Canadian withholding tax on the amount of any dividend, including any stock dividend, paid or credited or deemed to be paid or credited by the Corporation to the Investor on a Common Share.  The rate of withholding tax is 25% of the gross amount of the dividend, or such lesser rate as may be available under an applicable income tax treaty.  In accordance with the Treaty, the rate of withholding tax applicable to a dividend paid on a Common Share to an eligible Investor who is a resident of the United States for the purposes of the Treaty and who takes appropriate steps, is 5% if the Investor is a company that owns at least 10% of the voting stock of the Corporation, and 15% in any other case, of the gross amount of the dividend.  The Corporation will be required to withhold any such tax from the dividend, and remit the tax directly to CRA for the account of the Investor.

Investors are advised to consult their tax advisors with respect to the tax implications of acquiring, holding or disposing of Common Shares and the application of any applicable income tax treaty.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of loss that may impact the financial position, results of operations, or cash flows of the Company due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks.

In 2006, the Company had in place a $ 57,000 (2005 - $57,000 ) letter of credit facility and a $350,000 (2005 - $350,000 ) line of credit with a bank bearing interest at prime (3.70% at December 31, 2006) per annum which is collateralized by the Company’s cash and cash equivalents and flow through share proceeds. As of December 31, 2006, the Company had approximately $353,000 (December 31, 2005 - $62,000 ) line of credit available for use.

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

ITEM 15. CONTROLS AND PROCEDURES

The Company carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2006 being the date of our most recently completed fiscal year. Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed our reports filed under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management’s assessment as of December 31, 2006:

The Company did not maintain effective controls over the financial reporting process due to an insufficient complement of personnel with a level of accounting knowledge, experience and training in the application of United States generally accepted accounting principles commensurate with the Company’s financial reporting. This material weakness contributed to the control deficiencies of reporting of reconciliation between the differences between Canadian and United States accepted accounting principles.  This control deficiency could result in a more than a remote likelihood that inaccurate accounts or disclosures, which may constitute a material misstatement of the consolidated financial statements, could occur. Accordingly, our management has determined that these control deficiencies constitute material weaknesses. Due to the existence of such material weaknesses, the Company did not maintain effective disclosure control as of December 31, 2006.

Remediation of Material Weaknesses

Our management has determined that these material weaknesses above were mainly caused by higher-than-expected attrition of personnel with U.S. GAAP reporting experience during the financial reporting season. Since such issue was identified, and the Company is investigating and will implement remedial measures to address this issue and to improve our internal control over financial reporting.

Changes in Internal Control

During our most recently completed fiscal year ended December 31, 2006, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that it does not have an independent audit committee financial expert serving on its audit committee.  The Company plans to retain a financial expert to serve on the audit committee.  Management believes that current board members have sufficient financial expertise to deal with operations at their current small scale.

ITEM 16.B. CODE OF ETHICS

The Company anticipates adopting a Code of Conduct that will govern the behaviour of its directors, officers and employees.  The Chair of the Audit Committee will be responsible for monitoring compliance with the Code.

The Board has in place a number of procedures designed to ensure that directors exercise independent judgement in a matter where a director or officer has a material interest.  Since there are two directors who are not independent (the President and Chief Executive Officer and the Chairman of the Board), there are circumstances where such an interest arises.  In those limited circumstances, the relevant director must declare his interest and refrain from voting, and the matters is submitted to the directors who are disinterested in the transaction for approval.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	For the fiscal year ended December 31
Principal Accountant Service (1)	2006	2005
Audit Fees	$87,083	$45,000
Tax Fees	$3,200	$13,300

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

ITEM 16.D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

– Not Applicable –

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

– Not Applicable –

PART III

ITEM 17. FINANCIAL STATEMENTS

See the Audited Financial Statements listed in  99.1  hereof and filed as part of this Annual Report. The Company’s financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in material respects for the periods presented with United States GAAP, except as discussed in the notes to the financial statements. This Annual Report on Form 20-F includes the Company’s audited financial statements for the years ended December 31, 2006 and 2005, including the following:

1.

Independent Auditor’s Report of BDO Dunwoody LLP dated  March 22, 2007.

2.

Comments by Auditors for U.S. Readers On Canada – U.S. Reporting Differences.

3.

Consolidated Balance Sheets for the years ended December 31, 2006 and 2005.

4.

Consolidated Statements of Operations and Deficit for the years ended December 31, 2006, 2005 and 2004.

5.

Consolidated Statements of Cash Flows dated for the years ended December 31, 2006, 2005 and 2004.

6.

Summary of Significant Accounting Policies.

7.

Notes to Consolidated Financial Statements.

ITEM 18. FINANCIAL STATEMENTS

– Not Applicable –

ITEM 19. EXHIBITS

The following financial statements, related schedules and exhibits are included in this Form 20-F:

Exhibit Number	Description of Exhibit
1.1	Articles
2.1	Trust Indenture dated as of May 31, 2006 between the Company and Computershare Trust Company of Canada relating to the issuance of convertible secured debentures in the aggregate amount of $3,750,000
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(A) of the Chief Executive Officer
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(A) of the Officer Acting in the Capacity of the Chief Financial Officer
13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Officer Acting in the Capacity of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Audited Financial Statements for the years ended December 31, 2006 and 2005

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

DATE:   July 17, 2007