Form 20-F/A
period 2006-12-31
CUSAC GOLD MINES LTD
filed 2008-02-20
CIK 768374

 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

Financial Uncertainty. he Company’s objective is to delineate economic bodies of gold mineralization on its properties. The decision to go into full scale production and undertake additional exploration and development programs and feasibility studies will involve consideration and evaluation of several significant factors including, but not limited to: costs of bringing proven reserves into production, including additional exploration and development work, preparation of production feasibility studies; availability and costs of financing; ongoing costs of production; market prices for the metals to be produced; environmental compliance regulations and restraints; and political climate, governmental regulation and control, or both. In the mining industry, there is a well known tendency for prefeasibility studies and feasibility studies to significantly underestimate costs. Also, the limited amount of drilling to date completed on the Company’s outlined gold mineralization reduces the certainty that these deposits can be profitably mined. There is no assurance that these factors will be favourable so that full scale production and additional exploration will be economically feasible.

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

Infrastructure.   Existing infrastructure on the Property is well able to support the type of historic underground mining operations. Material buildings and equipment include:

  300 ton per day mill. The plant was built in 1986 and is considered fully modern for this type of mill. The mill is not outmoded or considered obsolete and is able to process ore with proper and routine maintenance. The plant has a crushing circuit with a coarse ore bin, 20" by 30' jaw crusher, 6' by 12' screen, 400 ton fine ore bin and 3' standard cone crusher. Ore is typically crushed to pass a 3/8" screen. The jaw crusher is fed directly from the coarse ore bin with no grizzly ahead of the jaw crusher.

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

  The mill was idle from 1997 to 2006, except for a one month in 1999. Starting in June 2006, mill crews worked to prepare the plant to recommence production, which started at the end of 2006.

  During the first quarter of 2007, the Cusac Mill developed a problem with a conveyor system that moves ore into its primary jaw crusher. The problem was being caused by deterioration of the ramp that trucks were using to dump ore into the coarse ore bin, such that the ramp was leaning on the building housing the conveyor, creating pressure and causing the conveyor to jam. This problem has been repaired.

  Tailings facilities.   There are two tailings storage facilities ("TSF") at the site. TSF1 was the original facility and is no longer in active use. Plans exist for the closure of TSF1 but there is also the possibility that the tailings could be treated in the future for the recovery of the remaining gold. TSF2 and TSF3 are the active sites and are adjacent to one another. The sites are located about 500 m northeast of the mill. TSF2 was built in two stages with the design and construction review by the engineering firm Knight Piesold. Phase 1 of TSF2 was constructed in late 1993 and phase 2 done in the spring of 1996. TSF2 contains about 112,000 tons of tailings at this time and there is some space remaining for additional tailings deposition. Knight Piesold inspected the facility in 2002 and outlined some work to be under taken including an upgrade to the spillway that may provide additional storage space in TSF2. In the fall of 1997 TSF3 was built. It is immediately adjacent to TSF2. TSF3 is noted by Knight Piesold in their 2002 inspection as ready to receive tailings. It is essentially empty except for the approximately 6,500 tons of tailings that were deposited into it in 2007.

  Assay Laboratory.   The assay lab and sample preparation facilities are located in a small building near but separate from the mill. The lab is equipped for fire assaying with a gravity finish. A new microbalance, a lab scale, and lab supplies were procured in 2006 and a general clean up of the facilities was complete. The assay was fully operational at the end of 2006, throughout 2007 to date, and remains fully functional.

  Powerhouse.   Electrical power to the site is diesel generated. A powerhouse attached to the mill building contains a new (2006) Volvo 250KVW genset, an older (1970s) CAT398 genset and another older 398 genset. The older gensets are functional but management believes they will need to be replaced in the event that the life of the mine is extended beyond its current one year to several years. The 398s are not fuel efficient and have high C02 emissions.

  Office, workshops and other buildings.   The site has a fully functional 4,000 square foot office providing space for management, administrative and technical staff, as well as storage for files, data, parts inventory, computer equipment and meeting spaces. There are bunkhouses on the site but they are considered too old to be usable and as such the company utilized rented facilities off site at nearby Cassiar during 2006 band 2007. There is a 2 bedroom house on the site that was originally built as quarters for the mine manager but currently serves as the first aid building and quarters for first aid and other personnel.

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

History of the Taurus II Project

In 2005, the Company developed an exploration program designed to test bulk-tonnage gold targets in the vicinity of the existing Taurus Deposit. The Taurus Deposit is a disseminated gold prospect that lies on the Cassiar Gold Property as well as claims owned by American Bonanza (please refer to the claim map in “Property Description and Location”). On claims owned 100% by the Company in the vicinity of the Taurus Deposit is an area where the geology and previous exploration indicates the possibility of a n open pit style disseminated gold deposit and/or underground style high‑grade quartz vein gold mineralization. The Company’s new exploration initiative in this area is called the Taurus II Project.

The Company reported several encouraging new targets with bulk tonnage, disseminated gold potential had been outlined during Phase I of its Taurus II Project initiative. The top priority target was a zone of alteration and quartz veining where past trenching returned potentially economic gold values in quartz and altered wall rock. Phase I involved a detailed compilation, digitization and interpretation of the Company’s Taurus Deposit area data base created over three decades through work by various companies working in the Cassiar Gold Camp.

The second priority target, called the Somerville System, a 500 by 100 meter area located approximately 200 meters from the Backyard System to the west, was also the site of extensive trenching by Energold that outlined abundant quartz veining and alteration zones with samples displaying potentially economic gold values.

During Phase II of the Company’s Taurus II Project exploration, a total of 13 holes comprising 2, 444 meters of diamond drilling were completed. The drilling outlined low-grade gold mineralization over potentially economic widths, although the results are preliminary and no economic analysis had been concluded.

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

During June of 2007, the Company completed an additional 5 drill holes on the Oro Vein. Results the drilling confirm the potential for economic gold mineralization and as such management desires to complete further exploration of the Oro Vein, although no currently approved plans and budgets for such work are in place.

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

East Bain Vein

In 2002, an exploration program was conducted that comprised of eleven drill holes, four of which intersected the East Bain Vein. Based on all the results to date, probable Mineral Reserves of 28,000 tons grading 0.50 ounces of gold per ton have been outlined on the East Bain Vein based on a cut off grade of 0.27 ounces per ton and a gold price of $535.

Rory Vein

In 2004, the Company discovered a gold bearing vein on the Property called the Rory Vein. Diamond drilling during the year outlined a probable Mineral Reserve of 16,000 tons grading 0.49 ounces of gold per ton based on a cut off grade of 0.31 ounces per tonne and a gold price of $535 per ounce. During 2007 the Company experienced significant difficulty mining the Rory Vein due to heavy faulting and discontinuous mineralization. As such, the company has determined that a full review of the reserve is required and until such time as the review is complete the Company no longer regards the Rory Vein as contain any mineral reserves.

During 2007, the Company mined 6,191 tons of material from the Rory Vein with an average grade of 0.12 ounces of gold per ton, which was well below the expected grade of 0.49 ounces per ton.

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

5.A. Results of Operations

Year ended December 31, 2006 Compared to year ended December 31, 2005

During the year ended December 31, 2006, the Company’s expenditures have been financed through issuance of common shares. Equity financing raised, net of share issuance costs, including flow-through shares, during the year was $3,926,668 compared to $1,063,728 raised in 2005. Starting in June of 2006, the Company commenced preparations to restart gold production at the Table Mountain Mine leading to a short test run of the mill on December 14, 2006, resulting in a net loss of $1,562,307 or $0.03 per share, a decrease over last year’s loss of $1,692,229 or $0.04 per share loss.

General and administrative costs were $1,317,460 during 2006 compared to $662,056 for 2005. General and administrative expenses include office rent, legal and accounting fees, listing fees, shareholder communications and non-cash employee and director incentive stock option expense that is calculated based on Canadian generally accepted accounting principles. Operations and maintenance cost of $2.5 million were incurred during 2006, consisting on $1.62 million in operations costs and $880,000 in maintenance costs. Operations costs are comprised of underground operations expenses such a miner’s wages, fuel, explosives, camp, engineering, electrical, mill personnel, management and other staff whereas maintenance costs are comprised of mechanical personnel, parts, electrical personnel working to repair and maintain underground and surface mining equipment, roads, snow removal, generators, compressors, milling equipment, vehicles, surface equipment and buildings during active mine operations. During 2005, 2004 and 2003, operational costs were minimal as the mine was in care and maintenance, where maintenance costs during a period of shutdown consists primarily of watchman services.

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